UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to   .

Commission file number: 001-41453

gettyimages®

GETTY IMAGES HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	87-3764229
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

605 5th Ave. S. Suite 400
Seattle, WA 98104

(Address of principal executive offices)	(zip code)

(206) 925-5000

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	GETY	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Smaller reporting company	☑
		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of Getty Images Holdings, Inc. on June 30, 2024, based on the closing price of $3.26 for shares of Class A common stock of Getty Images Holdings, Inc. as reported by the New York Stock Exchange on June 30, 2024, was approximately $134,883,569.28. For purposes of this calculation, shares of Class A common stock beneficially owned by each executive officer, director, and holders of 5% or more of our Class A common stock have been excluded since those persons may under certain circumstances be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 12, 2025, 412,567,845 shares of Class A common stock, par value $0.0001 per share of Getty Images Holdings, Inc. were issued and outstanding.

GETTY IMAGES HOLDINGS, INC.
Form 10-K

Table of Contents

[This page intentionally left blank]

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this Annual Report on Form 10-K (the "Annual Report") that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of the words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "project," "forecast," "predict," "potential," "seem," "seek," "future," "outlook," "target" or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this report, and on the current expectations of our management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond our control.

These forward-looking statements are subject to a number of risks and uncertainties, including:
- our inability to continue to license third-party content and offer relevant quality and diversity of content to satisfy customer needs;
- our ability to attract new customers and retain and motivate an increase in spending by our existing customers;
- our ability to grow our subscriptions business;
- the user experience of our customers on our websites;
- the extent to which we are able to maintain and expand the breadth and quality of our content library through content licensed from third-party suppliers, content acquisitions and imagery captured by our staff of in-house photographers;
- the mix of and basis upon which we license our content, including the price-points at, and the license models and purchase options through, which we license our content;
- the risk that we operate in a highly competitive market;
- the risk that we are unable to successfully execute our business strategy or effectively manage costs;
- our inability to effectively manage our growth;
- our inability to maintain an effective system of internal controls and financial reporting;
- the risk that we may lose the right to use "Getty Images" trademarks;
- our inability to evaluate our future prospects and challenges due to evolving markets and customers' industries;
- the legal, social and ethical issues relating to the use of new and evolving technologies, such as Artificial Intelligence and machine learning (collectively, "AI"), including statements regarding AI and innovation momentum;
- the increased use of AI applications such as generative AI technologies that may result in harm to our brand, reputation, business, or intellectual property;
- the risk that our operations in and continued expansion into international markets bring additional business, political, regulatory, operational, financial and economic risks;
- our inability to adequately adapt our technology systems to ingest and deliver sufficient new content;
- the risk of technological interruptions or cybersecurity breaches, incidents, and vulnerabilities;
- the risk that any prolonged strike by, or lockout of, one or more of the unions that provide personnel essential to the production of films or television programs, such as the 2023 strike by the writers' union and the actors' unions and including its lingering effects, could further impact our entertainment business;
- the inability to expand our operations into new products, services and technologies and to increase customer and supplier awareness of our new and emerging products and services, including with respect to our AI initiatives;
- the loss of and inability to attract and retain key personnel that could negatively impact our business growth;
- the inability to protect the proprietary information of customers and networks against security breaches and protect and enforce intellectual property rights;
- our reliance on third parties;
- the risks related to our use of independent contractors;
- the risk that an increase in government regulation of the industries and markets in which we operate could negatively impact our business;

1

- the impact of worldwide and regional political, military or economic conditions, including declines in foreign currencies in relation to the value of the U.S. dollar, hyperinflation, higher interest rates, trade wars and restrictions, devaluation, the impact of recent bank failures on the marketplace and the ability to access credit and significant political or civil disturbances in international markets where we conduct business;
- the risk that claims, judgements, lawsuits and other proceedings that have been, or may be, instituted against us or our predecessors, including pending lawsuits brought against us by former warrant holders, could adversely affect our business;
- the inability to maintain the listing of our Class A common stock on the New York Stock Exchange;
- volatility in our stock price and in the liquidity of the trading market for our Class A common stock;
- the impact of any widespread outbreak of an illness, pandemic or other local or global health issue, natural disasters, or climate change;
- changes in applicable laws or regulations;
- the risks associated with evolving corporate governance and public disclosure requirements;
- the risk of greater than anticipated tax liabilities;
- the risks associated with the storage and use of personally identifiable information;
- earnings-related risks such as those associated with late payments, goodwill or other intangible assets;
- our ability to obtain additional capital on commercially reasonable terms;
- the risks associated with being an "emerging growth company" and "smaller reporting company" within the meaning of the U.S. securities laws;
- risks associated with our reliance on information technology in critical areas of our operations;
- our inability to pay dividends for the foreseeable future;
- the risks associated with additional issuances of Class A common stock without stockholder approval;
- risks related to our proposed merger with Shutterstock, Inc. ("Shutterstock");
- costs related to operating as a public company; and
- other risks and uncertainties identified in "*Item 1A. Risk Factors*" of this Annual Report.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this Annual Report are more fully described under the heading "*Item 1A. Risk Factors*". The risks described under the heading "*Item 1A. Risk Factors*" in this Annual Report are not exhaustive. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the statements of belief and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us, as applicable, as of the date of this report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

Item 1. Business.

The Company

Getty Images Holdings, Inc. is a Delaware corporation with its corporate headquarters located at 605 5th Ave S., Suite 400, Seattle, Washington 98104, telephone number (206) 925-5000, internet website address www.gettyimages.com. Our internet website and content contained therein or connected thereto are not incorporated by reference into this Annual Report. References to "Getty Images," the "Company," "we," "our" and "us" and similar terms mean Getty Images Holdings, Inc. and its subsidiaries following the completion of the Business Combination (as defined below), unless the context otherwise requires.

The Business Combination

On July 22, 2022 (the "Closing Date"), the Company consummated the transactions in the Business Combination Agreement, dated December 9, 2021 (the "Business Combination Agreement" and the consummation of such transactions, the "Closing"), by and among CC Neuberger Principal Holdings II, a Cayman Islands exempted company ("CCNB"), the Company (at such time, named Vector Holding, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCNB), Vector Domestication Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company ("Domestication Merger Sub"), Vector Merger Sub 1, LLC, a Delaware limited liability company and a wholly-owned subsidiary of CCNB ("G Merger Sub 1"), Vector Merger Sub 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of CCNB ("G Merger Sub 2"), Griffey Global Holdings, Inc., a Delaware corporation ("Legacy Getty"), and Griffey Investors, L.P., a Delaware limited partnership (the "Partnership"). On the day prior to the Closing Date, the Company statutorily converted from a Delaware limited liability company to a Delaware corporation (the "Statutory Conversion"). On the Closing Date, CCNB merged with and into Domestication Merger Sub, with Domestication Merger Sub surviving the merger as a wholly-owned direct subsidiary of the Company (the "Domestication Merger"). Following the Domestication Merger on the Closing Date, G Merger Sub 1 merged with and into Legacy Getty, with Legacy Getty surviving the merger as an indirect wholly-owned subsidiary of the Company (the "First Getty Merger"). Immediately after the First Getty Merger, Legacy Getty merged with and into G Merger Sub 2 with G Merger Sub 2 surviving the merger as an indirect wholly-owned subsidiary of the Company (the "Second Getty Merger" and together with the First Getty Merger, the "Getty Mergers" and, together with the Statutory Conversion and the Domestication Merger, the "Business Combination"). See "*Note 3 — Business Combination*" for further details.

Legacy Getty was incorporated in Delaware on September 25, 2012, and in October of the same year, indirectly acquired Getty Images, Inc.

Business Overview

Getty Images was founded in 1995, with the core mission of bringing the world's best creative and editorial visual content solutions to our customers to engage their audiences. We have developed market enhancements across e-commerce, content subscriptions, user-generated content, diverse and inclusive content, and proprietary research alongside investment in our technology platform (which includes generative AI-services designed to be commercially safe, natural language processing, and AI based integrated APIs) to become a global, trusted industry leader in the visual content space. On January 6, 2025, Getty Images entered into an Agreement and Plan of Merger to combine in a merger-of-equals transaction with Shutterstock. See "*Item 7 – Management's Discussion and Analysis of Financial and Results of Operations – Merger Agreement with Shutterstock*".

The Getty Images Business at a Glance

A Preeminent Global Visual Content Creator and Marketplace

Comprehensive product offering across the entire value spectrum	Premium library underpinned by exclusive content	Search business with built-in feedback loop	Trusted long-term relationships with enterprise-level customers
$939M Revenue	**~73%** Revenue Less Cost of Revenue as a % of Revenue[1]	**32%** Adj. EBITDA Margin[1]	**~54%** Subscription Revenue[1]
2.7B+ Searches Per Year	**27K+** API Integrations	**604M+** Total Visual Assets	**6.5%** Annual Subscription Revenue CAGR[2]
200+ Countries	**~70%** Exclusive Content Revenue[3]	**81K+** Exclusive Contributors	**110** Staff Photographers and Videographers

Note: Financial Data, Searches, Visitors, Assets, Contributors, and Staff data for Getty Images are as of LTM December 31, 2024, unless stated otherwise.
[1] LTM 12/31/2024 metric as of LTM 12/31/2024 total revenue.
[2] Annual Subscription Revenue CAGR from 2021 to 2024.
[3] Exclusive Content Revenue as % of LTM 12/31/2024 total revenue.

gettyimages

Product Offerings

Our comprehensive product offering is designed to address the full spectrum of customers' visual content needs.

	gettyimages	iStock.	Unsplash
Target Customer	Enterprises	SMBs	SMBs, Prosumers, Pro & Semipro Content Creators
Asset Type	Premium Creative & Editorial (Stills, Music, Video, and Generative AI)	Budget-Conscious Stills, Video, and Generative AI	Free & Low-Cost Creative Stills
Asset Rights	Uncapped Indemnification and Rights Customized to Customer Needs	Capped Indemnification With Option for More Protection	Capped / No Indemnification
Go-to-Market	Premium Account Management & Dedicated Support	Primarily E-Commerce and Online Service	Primarily E-Commerce and Online Service
Plans and Pricing	A La Carte, Subscriptions and Custom Assignments	A La Carte and Subscriptions	Free (Ads), Subscriptions, Ad-supported and Paid API Integrations

- Getty Images is our premium offering focused on corporate, agency, and media customers, serving the full breadth of our customers' content needs by combining the highest quality content with premium support and customized rights and protections. Customers can purchase on an a la carte basis and through subscriptions, including our "Premium Access" product, where we enable customers to access our complete library of creative and editorial images and video and music, via one website and one set of terms. Our assignment capabilities along with our Custom Content offering, a subscription product that leverages Getty Images' global network of photographers and videographers to create customized and exclusive project-specific content, enables Getty Images to produce cost-effective content to meet the specific needs of customers. In the fall of 2023, we launched Generative AI by Getty Images in partnership with NVIDIA Corporation ("NVIDIA"), which is designed to be a commercially safe AI image generation service that is trained exclusively with Getty Images creative content.

- iStock is our value offering of creative stills and videos, which provides a significant volume of exclusive image and video content to small to medium sized businesses, furnishing them with a powerful and cost-efficient means to produce and maintain their visual narrative. Customers can purchase on an a la carte basis and through a range of monthly and annual subscription options. Customers can also use Generative AI by iStock to create, ready to use AI generated content that is designed to be commercially safe and is trained exclusively with Getty Images creative content.

- Unsplash is a widely accessed, creative stills offering serving the fast-growing and broad-based creator economy ranging from prosumers and semi-professional creators to full time creative professionals working at corporations and agencies. Customers can purchase an unlimited subscription, which includes premium content that has specific legal protections, or download from the millions of free images.

- In addition to our websites, customers and partners can access and integrate our content, metadata, and search capabilities into their workflows via our APIs, such as through Canva, and through a range of mobile apps and plugins, including Adobe Creative Cloud, WordPress, and other publishing and workflow platforms.

- In recent years, we have shifted revenues toward subscription products including annual subscription products to drive revenue growth and durability. As of December 31, 2024, annual subscriptions represented more than half of total revenue. We offer a complete range of subscription products on our Getty Images, iStock and Unsplash websites. Our Premium Access subscription offers all of Getty Images' Creative and Editorial image and video content and music in one subscription. We similarly continue to see more subscription adoption in e-commerce through our iStock subscription, which includes images video and music, and Unsplash+, which is an unlimited image-only subscription. In all cases, our annual subscriptions provide greater customer and revenue visibility and upside through expanded consumption and ongoing cross-sell and upsell opportunities via our dedicated Customer Success team.

Content & Services

While we go to market through our Getty Images, iStock, and Unsplash brands, we categorize our content and services into three categories — Creative, Editorial and Other.

- *Creative*: Creative is comprised of royalty-free ("RF") photos, illustrations, vectors, videos, and generative AI-services that are released for commercial use and cover a wide variety of commercial, conceptual, and contemporary subjects, including lifestyle, business, science, health, wellness, beauty, sports, transportation and travel. This content is available for immediate use by a wide range of customers with depth, breadth, and quality, allowing our customers to produce impactful websites, digital media, social media, marketing campaigns, corporate collateral, textbooks, movies, television and online video content relevant to their target geographies and audiences. We primarily source Creative content from a broad network of professional, semi-professional, and amateur creators, many exclusive to Getty Images. We have a global creative insights team dedicated to providing briefing and art direction to our exclusive contributor community. Creative represents 58.9%, 63.1% and 63.2% of our revenue of which 56.0%, 52.2%[1] and 46.5%[1] is generated through our annual subscription products, for the years ended December 31, 2024, 2023 and 2022, respectively. Annual Subscription products include products and subscriptions with a duration of 12 months or longer, Unsplash API, and Custom Content.

- *Editorial*: Editorial is comprised of photos and videos covering the world of entertainment, sports and news. We combine contemporary coverage of events around the globe with one of the largest privately held archives globally with access to images spanning all the way back to the beginning of photography. We invest in a dedicated editorial team which includes 110 staff photographers and videographers to generate our own coverage in addition to coverage from our network of content partners. Editorial represents 36.8%, 35.0% and 35.2% of our revenue, of which 53.7%, 53.3% and 52.1% is generated through our annual subscription products, for the years ended December 31, 2024, 2023 and 2022, respectively. Annual Subscription products include subscriptions with a duration of 12 months or longer.

- *Other*: Other represents 4.3%, 1.9%, and 1.6% of our revenue for the years ended December 31, 2024, 2023, and 2022, respectively. This includes music licensing, digital asset management, distribution services, print sales, and data access and/or licensing.

---

[1] Prior year percentage has been restated to conform to the current year presentation.

With a consistently differentiated, authentic and high-quality content offering at our core, we have a rich history of embracing disruption and innovation with regard to how that content is packaged, accessed, licensed, created and distributed to an evolving universe of customers.

Comprehensive Premium Product Offering

Our differentiated, authentic and high-quality content offering is generated through:

- A growing base of more than 583,000 contributors, of which over 81,000 are exclusive to Getty Images.

- Over 75 exclusive editorial content partners, such as AFP, Disney, Globo, ITN, Bloomberg, BBC Studios, CBS, The Boston Globe, Fairfax Media, NBC News Archives and Sky News, who rely upon Getty Images to manage and license their content and Formula One, NBA, NHL, MLB, NASCAR, FIFA and International Olympic Committee, who, in addition to distributing content from their events through Getty Images, grant us unique commercial rights with event and content access.

- Nearly 400 dedicated staff content experts across creative and editorial who guide and contribute to the creation of over 11 million new visual assets per quarter and have been recognized with more than 1,500 major industry awards including the 2022 Pulitzer Prize for Breaking News Photography, World Press Photo, Picture of the Year International, Sony World Photography Awards, White House Photographer of the Year, The Lucie Awards, Visa d'Or, Ville de Perpignan Remi Ochlik, UK Picture Guild Awards, Press Photographer of the Year, Sports Photographer of the Year and Creative Review Photography Annual.

- A unique comprehensive visual archival collection covering a broad range of geographies, time periods and content categories such as news, sport, celebrity, music and fashion.

Collectively, these represent a growing library of over 604 million total assets that delivers unmatched depth, breadth, and quality to meet the expanding needs of our growing customer base. For more information, see "—*Our Content Contributors*" below.

Customers

Our customers are in the categories of corporate, agency and media. For the year ended December 31, 2024, corporations, media, and agency customers contributed approximately 56%, 29%, and 15%, of revenue, respectively. Through our brands Getty Images, iStock and Unsplash, we reach customers from the largest enterprises to the smallest businesses and individual creators. In addition, we maintain deep integrations with internet platforms, ensuring broad access to our content across the creative economy.

Getty Images is privileged to work with the world's leading companies every day. In 2024 and 2023, over 80% of our booked revenues were from customers that have a tenure of 10 years or more. In addition to maintaining strong revenue from highly tenured customers, we added more than 385,000 new customers during the year ended December 31, 2024.

We also have strong revenue diversification. For the year ended December 31, 2024, our top ten customers contributed less than 7% of our booked revenue.

Proprietary Platform & Infrastructure

The Getty Images and iStock websites and related systems are on a unified, global, cloud-based platform. We source and store our content on a common, scalable, and proprietary rights and content management system that supports all content types and categories. This platform enables customers to search, select, license, and download content from our websites and supports our centralized sales order processing, customer database management, finance, and accounting. We believe that our unified platform allows for resource efficiency and its scalability, reliability and flexibility allow us to service customers in any geography, handle a variety of visual content and address changing customer demands. From this unified platform, we benefit from a comprehensive view into customer behavior and needs, which allows us to effectively evolve our content offering, services and proprietary search algorithms to deliver the unique insights to our customers. We operate multiple websites which are available on a global basis, maintained in 23 different languages, localized for their respective markets, and which provide for e-commerce transactions in 34 local currencies.

Back-end integration across the Getty Images and iStock websites and brands allows for efficiency of use by customers, enabled by natural language processing and machine learning to understand the context and meaning behind a user's search query, along with additional search capabilities that are enabled by patented search technology that attaches metadata such as captions, keywords, and tags to our content. Our metadata is translated by proprietary and patented controlled vocabularies into multiple languages. Dynamic image placement algorithms present the most relevant content to customers based on features such as customer location, search and license history, and the businesses type. We continuously invest in our digital platform to improve our customer experience and functionality through improvements in search engine optimization and marketing analytics, dynamic image placement algorithms, customer support and partner/API access, use of image recognition technologies, and development license models that adapt to customer needs and behaviors.

In 2023, we partnered with NVIDIA to train and deliver a monetizable, generative AI image tool, enhancing our offerings to our customers. It is trained exclusively on Getty Images creative content and data and provides customers with images designed to be commercially safe, while compensating contributors for the use of their copyrighted works as training data.

Marketing

Since 2019, we have improved our marketing efficiency, which has driven acceleration in our new customer growth, with new customers per million Dollars of digital marketing spend increasing by more than 30% in 2024 when compared to 2019, driven by marketing efficiency which helps drive new customer acquisition. We shifted our marketing mix to take advantage of free website traffic through affiliate partnerships, expanded our geographic investment, invested in search engine optimization, and implemented a rigorous data-driven e-commerce business. These steps have improved our marketing returns, resulting in decreased customer acquisition cost (since 2019 down by over 20% to $133 in 2024) and improved revenue opportunity and customer lifetime value.

Our Business Transformation

Over the past several years, we have reoriented our strategy and made significant business investments. Key initiatives implemented include:

- Unification and migration of our end-to-end platform to the cloud.
- Investment in best-in-class customer relationship management tools and technologies such as Salesforce.com.
- Transition of a significant share of our business to a differentiated subscription offering with strong retention characteristics.
- Successfully exited legacy declining products (Creative Rights Managed, Unauthorized Use and Thinkstock) to simplify our offering, reduce customer friction, and to better focus our resources.
- Invested in search engine optimization and altered our digital marketing deployment to accelerate new customer growth through our iStock brand.
- Launched our Custom Content offering to allow customers to efficiently secure brand and product- specific imagery through our global contributor network.
- Restructured our Sales, Customer Success Management, and Customer Service functions to take advantage of our global scale to reduce costs and improve service levels.
- Acquired Unsplash, monetized API offerings on Unsplash and launched Unsplash+, the unlimited subscription model, all of which allows us to tap into the growth of the creator economy long tail.
- Partnership with leading technology companies, including NVIDIA, Bria AI and Runway, to develop image and video generative AI models and services designed to be commercially safe that compensate creators on a recurring basis for the use of their content as training data.
- Extended search experience to accept natural language queries, allowing customers to be more expressive in their searches and, in turn, we better understand their intent and serve content that meets their needs.
- Continued to deleverage our balance sheet, including the principal payment in August 2022 of $300 million and further voluntary payments totaling $57.8 million in 2024 under our Credit Facility, and recently refinanced our Term Loans in the first quarter of 2025. Please refer to "*Note 23 — Subsequent Events*" in our consolidated financial statements for more discussion on our debt refinance.

We believe that our transformation and investments, together with the changes driving industry growth, set the stage for our next phase of growth.

Growth Strategies

We believe we are well-positioned to continue generating revenue and strong cash flow by capitalizing on the increasing demand for visual content driven by long-term trends through our differentiated end-to-end content offering, our established brands and corresponding market coverage, and our strong value proposition to customers and content providers. We anticipate our future growth to be driven by the following strategies:

Capturing growth within the Corporate Market: The corporate market has been a clear and steady source of growth over the last several years and we believe a large corporate market opportunity still exists. To capture this opportunity, we realigned our sales force and their incentives to target further penetration and upsell of the corporate market. Furthermore, we increased our customer service capabilities and resources against the segment and launched new and upgraded products to better meet corporate needs. Through our Custom Content product, we are able to leverage our contributor network to deliver budget-friendly custom photos, illustrations and videos to customers. Through continued investment and focus, our management believes that it can further accelerate growth across the corporate segment.

Accelerate our penetration across high-growth geographies: We are focused on deepening our international reach by investing in digital marketing, search engine optimization and further localization of our services, offerings and content in geographies where we are underpenetrated. We believe we are well-positioned from a brand, content, and product perspective across 23 languages and 34 currencies to capture an increased share of these attractive, underpenetrated market opportunities.

Continued emphasis on subscription offerings: Annual subscription revenues now comprise more than half our total revenue, and we expect to further increase penetration over time through an emphasis on our e-commerce offerings and continued growth of our larger subscription offerings.



Annual Subscription Revenue [1]

[1] Represents annual subscription product revenue as a percentage of total revenue (excluding certain retired products).

Continue to grow video consumption: The video attachment rate, a measure of the percentage of total paid customer downloaders who are video downloaders, increased to 16.5% for the year ended December 31, 2024 from 14.1% for the year ended December 31, 2023. However, approximately 30% of Getty Images and 14% of iStock customers

purchase video. We expect more customers to use video in the future, which we believe creates a stickier customer that potentially consumes and spends more on our platform.

Video Attachment Rate [1]



[1] Attachment is calculated as % of downloaders who downloaded video from all offerings (inclusion of subscription and non-subscription products).

Increase wallet share within existing customer base: We expect to increase wallet share with existing customers by upselling into larger subscription products with increased download caps and including video. Additionally, we can cross sell into products such as Generative AI, Custom Content, music, and Media Manager, our digital asset management product. These offerings drive significant increases in Average Annual Revenue per User ("ARPU") from our customers and can drive high customer retention.

Monetize and expand reach into growing long-tail creator economy: We believe our acquisition of Unsplash has strengthened our position in the rapidly growing "creative long-tail" economy. Unsplash attracts more than 16 million visitors per month and has over 27,000 API integrations. Traffic has grown significantly in the last three years, with monthly image downloads averaging more than 96 million, which we believe reflects the significant opportunity across the "long tail" creator economy. In addition to growing the existing advertising revenue streams, we are monetizing existing API integrations through licensing fees and Unsplash+, an unlimited subscription that launched October 2022, that includes premium content (with corresponding license protections) to Unsplash users.

Opportunities for AI, data and insights: We have partnered with leading AI innovators such as NVIDIA, Bria AI and Runway, to develop generative AI models that are designed to deliver commercially safe image and video generation and editing services. As part of these efforts, in 2023 we launched Generative AI by Getty Images and in early 2024 Generative AI by iStock, which are designed to be commercially-safe AI text to image generation services, available on gettyimages.com and istock.com. We have and will continue to leverage Artificial Intelligence and Machine Learning capabilities to improve the relevance and effectiveness of our imagery, our search efficiency and enable image editing. We are continuously investing to bring unique capabilities and insights to increase customer stickiness and to drive new revenue streams. Getty Images also licenses the use of its visual assets and associated metadata to customers in connection with the development of artificial intelligence and machine learning tools.

Pursue accretive and strategic acquisitions: We have a successful track record of executing and integrating acquisitions. We have been able to leverage our content, brands, and large customer base to enter related, but adjacent markets to achieve efficiencies and accelerate growth.

Our Content Contributors

The content we license to our customers is sourced from more than 583,000 photographers, videographers, illustrators, and image partners from almost every country in the world. We do not rely on any single individual or group of suppliers to meet our content supply needs. Content sourced from any single content supplier accounted for no more than 3% of revenue in the year ended December 31, 2024. As of December 31, 2024, we owned or licensed more than 604 million images and videos.

We have 110 staff photographers and videographers and over 81,000 exclusive contributors, which includes premium content partners. These exclusive relationships allow for transparent information and the sharing of research and insights with contributors. Nearly 70% of our revenue was generated from exclusive content during 2024 highlighting customer demand for high quality, differentiated content in a world with nearly infinite visual content. For the year ended December 31, 2024, we paid nearly 220 million in royalties to our content contributors, which includes content partners.

Independent contributors

Independent contributors typically fund their own production costs and retain copyright ownership of their content but enter contracts with Getty Images granting global distribution and pricing rights, often on an exclusive basis. These content sourcing agreements also provide representations and warranties by content suppliers as to the copyrights and other intellectual property rights in the content, including representations as to the released nature of the content, if relevant.

Image Partners

Image partners are third-party companies that license their collection of content through us. We generally act as our image partners' primary or exclusive distribution channel, enabling us to commercialize their editorial coverage of news, entertainment and sporting events and their fully released creative content. Image Partners provide both their wholly-owned and third-party contributor content to us for license through our extensive global network.

Staff and Freelance photographers/videographers

We have 110 full-time staff photographers and videographers, who supply Editorial photos and video content across news, sports, and entertainment. These staff professionals are award-winning experts in their fields and are employed by Getty Images. For most staff-produced content, we pay very limited, if any, royalties. We also utilize our global network of freelance photographers to cover events. In many cases, we own the resulting copyright and pay no royalties as these photographers are paid a set rate to shoot the event.

Archive

Getty Images maintains one of the largest and best privately-owned photographic archives in the world with over 150 million images across geographies, time periods and verticals. Additionally, we exclusively represent and maintain unique archives such as Hulton, Bettman, Sygma and Gamma. These key collections often hold historical significance and are irreplaceable. We believe they are a key differentiator versus competitors.

Competition

The market for digital content and related services is highly competitive and rapidly evolving. Our current and potential domestic and international competitors range from large established companies to emerging start-ups across different industries. Our competitors include: online marketplaces and traditional stock content suppliers of current and archival creative and editorial imagery and stock video; specialized visual content companies in specific geographic regions; providers of free images, music and video and related tools; websites specializing in image search, recognition, discovery and consumption; websites that host and store images, art and other related products; those providers of visual content creation and editing tools that include integrated stock content in their product or software as a service offering; providers of cloud-based digital asset management tools; social networking and social media services; generative AI-services; and freelancers, commissioned photographers and photography agencies. There are also a very large number of small stock photography and video agencies, image content aggregators and individual photographers throughout the world with whom we compete. We also compete for content contributors on the basis of several similar factors including ease and speed of the upload and content review process; the volume of customers who license their submitted content; contributor commission models and practices; the degree to which contributors are protected from legal risk; brand recognition and reputation; the effective use of technology; the global nature of our interfaces; and customer service. Additionally, we compete with in-house or self-created content. We believe our principal competitors for creative content include bundled offerings (e.g., Canva, Adobe), pre-shot digital content providers (e.g., Shutterstock, 123RF, Dreamstime and AdobeStock), freelancer networks (e.g., Fiverr) and GenAI (e.g. Midjourney, Dall-E, Stable Diffusion) and our principal competitors for editorial content include the Associated Press and Reuters.

Intellectual Property

A significant portion of the content that we distribute is licensed to us from individual photographers and videographers and image partners. Content suppliers typically prefer to retain copyright ownership of their work and, as a result, copyright to content remains with the artists in most cases, even while we maintain the right to market, display, distribute and license the imagery, illustration or video on their behalf, globally. We own the copyrights to imagery and video produced by staff photographers as well as any created on a work-for-hire basis, and to imagery and video acquired from third parties. We also own numerous trademarks and have the rights to corresponding internet domain names such as Getty Images (www.gettyimages.com), iStock (www.istock.com) and Unsplash (www.unsplash.com), which are important to the business and have significant value. Depending on the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained, and they have not been found to have become generic. We have successfully recovered domain names that include infringing trademarks in the past and intend to continue to enforce our rights in the future. Although we own the Getty Trademarks, in certain specified scenarios, Getty Investments LLC ("Getty Investments") has the option to acquire, for a nominal sum, all rights to the Getty Trademarks. See "*Item 1A. Risk factors— Operational risks relating to our business—We may lose the right to use "Getty Images" trademarks in the event we experience a change of control.*" We also own copyrights, including certain content on our web properties, publications and designs, as well as patents, including with respect to our display systems and search capabilities. These intellectual property rights are important to our business and marketing efforts. The duration of the protection afforded to our intellectual property depends on the type of property in question, the laws and regulations of the relevant jurisdiction and the terms of our license agreements with others. We protect our intellectual property rights by relying on federal, state, and common law rights, including registration, in the United States and applicable foreign jurisdictions, as well as contractual restrictions. We enforce and protect our intellectual property rights through litigation from time to time, and by controlling access to our intellectual property and proprietary technology, in part, by entering into confidentiality and proprietary rights agreements with our employees, consultants, contractors, and vendors. In this way, we have historically chosen to protect our software and other technological intellectual property as trade secrets. We further control the use of our proprietary technology and intellectual property through provisions in our websites' terms of use and license agreements.

Human Capital

Our Culture and Values

At the core of our business is a mission to move the world. We pursue our mission through our images, videos, and illustrations, which seek to inform, drive debate, entertain, inspire, and challenge biases.

By capturing powerful imagery, we strive to make an impact for today and for posterity. Our imagery moves hearts and minds across the globe, shifting perceptions and powering commerce and ideas at the same time.

Beyond our mission, we also hold ourselves accountable to a shared culture which is customer-focused, results-driven, team-oriented and which maximizes the contribution of our employees toward our shared goals (our "Leadership Principles"):

- We are trustworthy, transparent and honest.
- We always raise the bar.
- We collectively bring solutions.
- We care, are kind, courteous and respectful.
- We are inclusive of different voices, perspectives and experiences.
- We are one Getty Images with no silos.
- We deliver on our commitments and commercial goals.
- We put the customer at the heart of everything we do.
- We reject biased behavior and discrimination.

Employees

As of December 31, 2024, we had almost 1,700 employees, of which approximately 61% were located in the Americas region, approximately 31% in the Europe, Middle East and Africa ("EMEA") region, and the remainder in the Asia-Pacific region. Some of our employees in Brazil, Germany, France and Spain are subject to collective bargaining agreements that set minimum salaries, benefits, working conditions and/or termination requirements. We consider our employee relations to be good. See "*Item 1A. Risk Factors—The loss of key personnel, an inability to attract and retain*

additional personnel or difficulties in the integration of new members of our management team into our Company could affect our ability to successfully grow our business."

Diversity and Inclusion

Our vision for our culture is one that enables individuals to come to work as themselves, be treated with respect and be given equal opportunities, and will ensure their perspectives and experiences are included in our decision making.

We are committed to building a community and environment in which all can thrive. How we hire, develop, and compensate at all levels and in all departments, including our global network of content creators, must be free from bias.

We are committed to supporting our employees, where all experiences and backgrounds are respected and where everyone comes together to produce amazing imagery, support our customers and impact the world. We are committed to eradicating and dismantling barriers that prevent individuals from being seen, heard, valued and respected for their full authentic selves.

We are committed to a work environment that is a safe and inclusive space for all individuals. We are committed to open dialogue and provide resources and training in support of our collective learning journey. We are committed to providing authentic and positive depiction across all communities.

Employee Opportunity

Our more than 1,700 employees come from more than 32 countries, and include working parents, military spouses and veterans. They bring a wide berth of perspectives and experiences to drive our mission.

We seek to ensure our employees are recognized and rewarded, feel empowered and inspired as they live out our Leadership Principles every day. We foster an environment of transparency, always seeking to learn and improve our employee experience. We do this by engaging with employees in regular feedback loops, including live discussions and a bi-annual engagement survey, and that feedback then provides insights that fuel our employee programming from learning and development to our total rewards approaches and everything in between. Internationally, we customize our compensation and benefits to remain competitive and responsive to our employees' needs, including global mental health and well-being programs.

We provide many opportunities for learning and growth, cultivating a culture of curiosity. These include formal and informal mentoring opportunities, high potential programming, leadership learning, content development hours to inform on our product offerings, and tailored learning across all functions. We believe in providing learning across various platforms and media as well, recognizing the learning differences of our employees.

We are defining a future of work that is more flexible, digital, and purposeful. Our approach aims to empower employees to do their best work in the setting that works for them, supporting employee flexibility while balancing business needs.

Government Regulation

The legal environment of the internet is evolving rapidly throughout the world. Numerous laws and regulations have been adopted at the national and state level in the United States and across the globe that could have an impact on our business. These laws and regulations include, but are not limited to, the following:

- The Digital Millennium Copyright Act, which regulates digital material and created updated copyright laws to address the unique challenges of regulating the use of digital content.
- The Directive on Copyright in the Digital Single Market, which regulates a marketplace for copyright in the European Union.
- The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 and similar laws adopted by a number of states, which regulate the format, functionality and distribution of commercial solicitation e-mails, create criminal penalties for unmarked sexually-oriented material, and control other online marketing practices.
- The Children's Online Privacy Protection Act and the Prosecutorial Remedies and Other Tools to End Exploitation of Children Today Act of 2003, which regulate the collection or use of information, and restrict

the distribution of certain materials, as related to certain protected age groups. In addition, the Protection of Children from Sexual Predators Act of 1998 provides for reporting and other obligations by online service providers in the area of child pornography.

- The Federal Trade Commission Act and numerous state "mini-FTC" acts, which bar "deceptive" and "unfair" trade practices, including in the contexts of online advertising and representations made in privacy policies and other online representations.
- The European Union General Data Protection Regulation and UK Data Protection Act, which regulate how we can collect and process the personal data of, primarily, European Union and UK residents.
- The California Consumer Privacy Act (as amended by the California Privacy Rights Act, together the "CCPA") which regulates how we can collect and process the personal data of California residents.
- The Colorado Privacy Act ("CPA"), which regulates how we can collect and process the personal data of Colorado residents.
- The Connecticut Data Privacy Act ("CTDPA"), which regulates how we can collect and process the personal data of Connecticut residents.
- The Florida Digital Bill of Rights ("FDBR"), which regulates how we can collect and process the personal data of Florida residents.
- The Montana Consumer Data Privacy Act ("MTCDPA"), which regulates how we can collect and process the personal data of Montana residents.
- The Oregon Consumer Privacy Act ("OCPA"), which regulates how we can collect and process the personal data of Oregon residents.
- The Texas Data Privacy and Security Act ("TDPSA"), which regulates how we can collect and process the personal data of Texas residents.
- The Utah Consumer Privacy Act ("UCPA"), which regulates how we can collect and process the personal data of Utah residents.
- The Virginia Consumer Data Protection Act ("VACDPA"), which regulates how we can collect and process the personal data of Virginia residents.
- The Illinois Biometric Information Privacy Act ("BIPA"), which regulates how we can collect and process biometric identifiers of Illinois residents.
- The Texas Capture or Use of Biometric Identifier Act ("CUBI"), which regulates how we can collect and process biometric identifiers of Texas residents.
- The Washington Biometric Privacy Law ("H.B. 1493"), which regulates how we can collect and process biometric identifiers of Washington residents.
- The E.U. AI Act, and the laws, rules and regulations directly relating to the use of AI or extending the application of existing laws, rules and regulations to AI systems and outputs adopted by U.S. states, including Colorado and California.

In particular, we are subject to U.S. federal and state, and foreign laws and regulations regarding privacy and data protection as well as foreign, federal and state regulation. In certain instances, we may also have obligations under several U.S. state data breach or breach notification laws. Foreign data protection, privacy, content regulation, consumer protection, and other laws and regulations can be more restrictive than those in the United States and often have extraterritorial application, and the interpretation and application of these laws are continuously evolving and remain in flux. See "*Item 1A. Risk Factors—We collect, store, process, transmit and use personal information, which subjects us to governmental regulation and other legal obligations related to privacy, information security and data protection in many jurisdictions. Any cybersecurity breaches or our actual or perceived failure to comply with such legal obligations by us, or by our third-party service providers or partners, could harm our business.*"

In addition, from a taxation perspective, there are applicable and potential government regulatory matters that may impact us. In particular, certain provisions of the Tax Cuts and Jobs Act of 2017 (the "TCJA") have had and will continue to have a significant impact on our financial position and results of operations. The TCJA continues to be subject to further regulatory interpretation and technical corrections by the U.S. Treasury Department and the I.R.S. and therefore, the full impact of the TCJA on our tax provision may continue to evolve. Further, we continue to remain subject to uncertainty related to foreign jurisdictions' potential reactions to the TCJA, as well as evolving regulatory views and legislation regarding taxation of e-commerce businesses such as the Organization for Economic Cooperation and Development's Base Erosion and Profit Shifting proposals and other country specific digital tax initiatives. As these and other tax laws and related regulations continue to evolve, our financial results could prospectively be materially impacted. See "*Item 1A. Risk Factors—Our operations may expose us to greater than anticipated income and transaction tax liabilities that could harm our financial condition and results of operations.*"

Seasonality

Our operating results may fluctuate from quarter to quarter and year to year as a result of a variety of factors, including as a result of major sporting events, world events or otherwise. Our quarterly and annual results may also reflect the effects of intra-period trends in customer behavior. Because a significant portion of our revenue is derived from repeat customers who have purchased subscription plans, our revenues have historically been less susceptible to quarterly seasonality.

In addition, expenditures on content by customers tend to be discretionary in nature, reflecting overall economic conditions, the economic prospects of specific industries, budgeting constraints, buying patterns and a variety of other factors, many of which are outside our control. As a result of these and other factors, the results of any prior quarterly or annual periods should not be relied upon as indicators of our future operating performance.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as well as proxy and information statements and other information that we file, are available free of charge through our internet website as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the United States Securities and Exchange Commission ("SEC"). Our internet website and the content contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K. The SEC maintains an internet website at www.sec.gov, which also contains reports, proxy and information statements and other information that we file electronically with the SEC. We routinely post important information on our website, www.gettyimages.com. We also may use our website as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

Copies of the Company's Annual Report on Form 10-K for the year ended December 31, 2024 may also be obtained by stockholders without charge upon written request to: Getty Images Holdings, Inc., 605 5th Ave S., Suite 400, Seattle, Washington 98104, ATTN: Investor Relations.

Item 1A.   Risk Factors.

In addition to the other information contained in this Annual Report, including the matters addressed under the heading "*Cautionary Note Regarding Forward-Looking Statements,*" you should carefully consider the following risk factors in this Form 10-K before investing in our securities. The risk factors described below disclose both material and other risks, and are not intended to be exhaustive and are not the only risks facing us. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and cash flows in future periods or are not identified because they are generally common to businesses.

Summary Risk Factors

- *Operational Risks Related to Our Business*
  - Our inability to attract new and retain existing and repeat customers;
  - Our inability to offer relevant, quality and diversity of content to satisfy customer needs;
  - The intense competition we face could reduce our revenues, margins and operating results;
  - Our inability to successfully execute our business strategy;
  - Risks resulting from increased costs incurred in implementing our business strategy;
  - Our inability to maintain an effective system of internal control over financial reporting;
  - Losing the right to use the "Getty Images" trademark;
  - Our inability to adapt to industry change;
  - The increasing use of AI applications such as generative AI technologies that may result in harm to our brand, reputation, business, or intellectual property;

- Failure to develop, market, sell or enhance new or existing products and services;
- Our failure to successfully expand into new international markets;
- Risks resulting from actions by governments to restrict access to our services;
- Negative impacts of currency fluctuations;
- Our inability to adequately maintain, adapt and upgrade our websites and technology systems to ingest and deliver higher quantities of new content;
- Technological interruptions that impair access to our websites or the efficiency of our websites and technology systems damaging our reputation and brand;
- Our failure to protect the proprietary information of our customers and our networks against cybersecurity breaches;
- Our inability to acquire or integrate new content and product lines;
- Potential for goodwill or other intangible asset impairment charges;
- Our inability to obtain additional capital on commercially reasonable terms;
- Our incurrence of debt, including related interest rate volatility and rising interest costs, which could have a negative impact on our financing options and liquidity position;
- The impact of worldwide economic, political and social conditions on our business;
- *Risks Related to Personnel*
  - The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new members of our management team into our business;
  - Risks related to our use of independent contractors;
  - Our inability to protect and enforce our intellectual property rights;
- *Risks Related to Our Intellectual Property and Confidential Information*
  - Infringement on intellectual property rights of third parties;
  - Risks associated with the use of "open source" software;
  - Risks associated with scraping our content for use in training AI models and services;
- *Risks Related to Legal and Regulatory Matters*
  - An increase in government regulation of the industries and markets in which we operate, including with respect to the internet, e-commerce and AI;
  - Risks associated with public disclosure regulations and expectations, including with respect to environmental, social and governance matters;
  - Exposure to greater than anticipated income and transaction tax liabilities;
  - Our inability to comply with privacy, information security and data protection regulations and legal obligations;
  - Payment-related risks that may result in higher operating costs or the inability to process payments;
  - Complaints, judgments or litigation that may adversely affect our business and reputation;
- *Risks Related to Our Class A Common Stock*
  - Risks related to our status as an "emerging growth company" and "smaller reporting company";
  - Class A common stock price volatility;
  - Lack of an active trading market for our Class A common stock;
  - Future sales of shares by existing stockholders could cause our stock price to decline;
  - Delaware law and provisions of our organizational documents that make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our Class A common stock;
  - Forum selection provisions in our Amended and Restated Certificate of Incorporation;
  - Our inability to pay dividends for the foreseeable future;
  - Additional issuances of shares of Class A common stock or other equity securities without shareholder approval;
- *Risks Related to the Proposed Merger (the "Merger") with Shutterstock*
  - Our inability to complete the Merger, or to complete the Merger in a timely manner, including as a result of the failure to obtain required regulatory approvals or the failure to satisfy the other conditions to the

consummation of the Merger could negatively affect our business, financial condition and results of operations;

◦ Failure to complete the Merger could trigger the payment of a termination fee, and, whether or not the Merger is consummated, we have incurred and will continue to incur significant costs, fees and expenses relating to professional services and transaction fees;

◦ Uncertainties associated with the Merger may cause us to lose key customers or suppliers and make it more difficult to retain and hire key personnel, and the Merger may disrupt our current plans and operations or divert management's attention from our ongoing business;

◦ We will be subject to business uncertainties and contractual restrictions while the Merger is pending.

◦ The proposed Merger and the integration of both companies may be more difficult, costly or time-consuming than expected, and we may fail to realize the anticipated benefits of the Merger;

◦ The market price of the combined company's common stock following the anticipated closing of the Merger may be affected by factors different from those that historically have affected or currently affect our common stock;

◦ We may be unable to retain personnel successfully while the Merger is pending or after the Merger is completed;

◦ We may become subject to lawsuits relating to the Merger, which could adversely affect our business, financial condition and operating results;

◦ Because the exchange ratio in the Merger Agreement is fixed and because the market price of Shutterstock and our Class A common stock will fluctuate prior to the completion of the Merger, we cannot be sure of the market value of our Class A common stock that will be paid to Shutterstock stockholders as consideration in the Merger; and

◦ Our stockholders will have a reduced ownership and voting interest in Getty Images following the merger as compared to their ownership and voting interest in us and will exercise less influence over management.

Operational Risks Related to Our Business

Our business depends in large part on our ability to attract new and retain existing and repeat customers.

More than a majority of our revenue is derived from customers who have licensed content from us in the past. We are also increasingly seeing the mix of revenue shift to committed revenues from annual subscription products. We must ensure that existing customers remain active customers and that we are successful in renewing our committed content agreements, including Premium Access agreements and iStock annual subscriptions. Our future performance largely depends on our ability to attract new and retain existing customers. We employ various customer experience, content, marketing and pricing strategies to incentivize customers to seek and use our content. Our customer experience strategies may be unsuccessful, due to lack of available and desirable content, the depth and breadth of our current and future product offerings, lack of differentiated content, a decline or failure in the quality and accuracy of our search algorithms, the features and functionality of our websites, payment systems and effectiveness of our sales support. As new and emerging platforms and content distribution systems emerge, including but not limited to generative AI generated content and services powered by generative AI, including open-source generative AI, our customers may no longer want to source content from distributors such as us. In addition, our marketing strategies may not attract new customers, our content strategies may not attract relevant content from a suitably diverse network of suppliers and our pricing strategies may discourage purchases. To the extent that we are unable to attract new customers, our costs to acquire and retain customers increase, or our existing customers do not continue to license content from us for these or any other reasons, our results of operations and financial condition could be materially and adversely affected.

We may be unable to offer relevant quality and diversity of content to satisfy customer needs, including due to an inability to license content owned by third parties, which may become unavailable to us on commercially reasonable terms or may not be available at all.

We generate a significant majority of our revenue from content that we source from third parties. We typically acquire rights in such content from suppliers through licenses, either on an exclusive or non-exclusive basis, with the

ability to grant sublicenses. If we are unable to renew our supply agreements with third-party suppliers or if such suppliers otherwise fail to continue to provide us with relevant content or cease providing content that we currently or may in the future license, we may be unable to offer our customers the depth and breadth of content they may demand. In addition, other digital content distributors who currently or in the future may offer competing content and services may offer content suppliers higher royalties, easier submission workflows and platforms, less rigorous ingestion practices, and/or exclusivity incentives, and/or take other actions that could make it more difficult or impossible for us to license existing or new content from third party suppliers. Such third party suppliers may choose to stop distributing new content with us or remove their existing content from our collection. If we are unable to continue to offer a wide variety of content at reasonable prices with acceptable license rights, our financial condition and results of operations could be materially and adversely affected and future growth prospects limited.

Our business is highly competitive, and we face intense competition from a number of companies and technologies, which could reduce our revenues, margins and results of operations.

The digital media content industry is fragmented and intensely competitive, and competition may intensify in the future. Increased competition may result in our loss of market share, pricing pressure and reduced profit margins, any of which could materially and adversely affect our business and results of operations.

We compete with a wide array of entities, including large media companies, individual content creators and generative AI technologies. These competitors include:

- traditional stock content providers;
- other online platforms from which imagery may be sourced that provide both paid and no-cost licenses, including content created on demand or through generative AI models;
- other specialized editorial and video content providers that are established in local, content or product-specific market segments;
- independent photographers, filmmakers, musicians and related agencies;
- crowd-sourced distribution platforms, social networking and image hosting services;
- freelancers;
- creative agencies;
- software as a service solutions that package visual content into creative and design services; and
- products and services powered by generative AI, including open-source generative AI.

Many of our competitors have or may obtain significantly greater financial, marketing or other resources or greater brand awareness than we have. Some of these competitors may be able to respond more quickly to new or expanding technology, such as generative AI technologies, and devote more resources to product development, marketing or content acquisition than we can. Industry consolidation could result in stronger competitors that are better able to compete for customers. This could lead to more variability in results of operations as we compete with larger competitors and could have a material adverse effect on our business, results of operations, and financial condition.

In addition, new competitors may enter our market, including those that rely on generative AI technologies. They and existing competitors could focus investment in creating, sourcing, archiving, indexing, reviewing, searching, purchasing or delivering content more easily or more affordably. The barriers to creating a website platform that allows for the license of digital content are low, especially when considering open-source generative AI that requires minimal resources to produce, which could result in greater competition. New entrants, as well as existing competitors, may raise significant amounts of capital (or leverage relationships with other competitors or investors) and they may choose to prioritize increasing their market share and brand awareness over profitability, including, for example, by investing more in content offerings, marketing or pricing strategies such as delivering AI generated content, offering higher royalties for exclusivity or lowering content prices. Some of these new competitors may also invest in other existing competitors, increasing market pressure on our offerings.

Competitors could develop products or services that render ours less desirable or obsolete. External factors such as our competitors' pricing and marketing strategies could impede our ability to meet customer expectations. Our competitors may be able to attract talented staff from us and others to devote greater resources to research and development of products and technologies. Increased competition and pricing pressures may result in reduced sales, lower margins, losses or the failure of our product and services to maintain and grow their current market share, any of which could harm our business. If we are unable to compete successfully against competitors and adapt to emerging technologies, our financial condition, growth prospects and results of operations could be materially and adversely affected.

We may be unsuccessful in executing our business strategy.

The success of our business and our future growth prospects relies on our ability to execute our business strategies in making available desired content and expanding our global customer base. There can be no assurance that we will be able to continue to execute any or all of our strategies, including our ability to provide a proprietary platform and infrastructure as well as our acquisition strategy. Failure to execute these strategies on a timely and cost-effective basis could have a material and adverse effect on our financial condition and results of operations and could limit our growth prospects.

We have incurred and expect to continue to incur increased costs and our management will continue to face increased demands as a result of continuously improving our operations as a public company.

We have incurred and expect to continue to incur significant legal, tax, insurance, accounting and other expenses as a result of conducting our operations as a public company. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and related regulations implemented by the SEC and the stock exchanges increase legal and financial compliance costs and making some activities more time-consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. Further, there may be uncertainty regarding the implementation of these laws due to changes in the political climate and other factors. Our compliance with Section 404 of the Sarbanes-Oxley Act requires that we incur substantial accounting expense and expend significant management efforts. We have incurred and expect to continue to incur costs to obtain directors' and officers' insurance as a result of operating as a public company, as well as additional costs necessitated by compliance matters and ongoing revisions to disclosure and governance standards.

These and other increased costs associated with operating as a public company may decrease our net income or increase our net loss and may cause us to reduce costs in other areas of our business or increase the prices of our products or services to offset the effect of such increased costs. Although we continue to evaluate and manage our costs, the ability to effectively manage such costs is subject to risks and uncertainties, and we cannot be sure that these activities, or any other activities that we may undertake in the future, will achieve the desired cost management or efficiencies. Failure to effectively manage our costs, whether as a result of being a public company or otherwise, could adversely affect our results of operations and financial condition and curtail investment in growth opportunities

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately or in a timely fashion, and we may not be able to prevent fraud; in such case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

As a public company, we are required by the Sarbanes-Oxley Act to establish and maintain corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal control is necessary for us to provide reliable, timely financial reports and prevent fraud.

Our testing of our internal controls, or the testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that we would be required to remediate in a timely manner to be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act each year. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner each year, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources and could adversely affect the market price of our shares of Class A common stock. Furthermore, if we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

We may lose the right to use "Getty Images" trademarks in the event we experience a change of control or otherwise exceed the permitted usage of this trademark.

We own trademark registrations and applications for the name "Getty Images." We use "Getty Images" as a corporate identity, as do certain of our subsidiaries. We refer to these trademark registrations and trademark applications as

the "Getty Images Trademarks." Pursuant to the Restated Option Agreement (as defined below) and the Fourth Amendment to the Restated Option Agreement, in the event that one or more third parties not affiliated with Getty Investments acquire a controlling interest in us, for so long as Getty Investments, Mark Getty, The October 1993 Trust and The Options Settlement (collectively, the "Getty Family Stockholders") (together with their respective successors and any permitted transferees) beneficially own more than 27,500,000 shares of Class A common stock (the "Ownership Threshold"), Getty Investments has the option to acquire, for a nominal sum, all rights to the Getty Images Trademarks.

If the Getty Family Stockholders (together with their respective successors and any permitted transferees) fall below the Ownership Threshold, their option referred to herein will terminate. After an exercise of the option, we would be permitted to continue to use the Getty Images Trademarks for 24 months, and thereafter we would have to cease such use. Getty Investments may also exercise the option if we cease all use of the Getty Images Trademarks. We may not sell, transfer or encumber the Getty Images Trademarks, or any interest therein, without the prior written consent of Getty Investments. In addition, we may not use the Getty Images Trademarks for any direct-to-consumer sales beyond an incidental and limited level. The loss of rights to the Getty Images Trademarks could have a material adverse effect on our business, results of operations and financial condition.

We operate in new and rapidly changing markets, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

The market for commercial digital imagery and other content is a rapidly changing market, characterized by changing technologies, intense price competition, the introduction of new competitors, evolving industry standards, changing and diverse regulatory environments, frequent new service announcements and changing consumer demands and behaviors. Our inability to anticipate these changes and adapt our business, platform, and offerings could undermine our business strategy. Our business strategy and projections, including those related to our revenue growth and profitability, rely on a number of assumptions about the market for commercial digital content, including the size and projected growth of the imagery and video markets over the next several years. Some or all of these assumptions may be incorrect. In particular, our growth is highly dependent upon the continued demand for commercial digital content. To the extent that demand for commercial digital content does not continue to grow as expected or decreases, our revenue growth and profitability may be materially and adversely affected. Our growth strategy is dependent, in part, on our ability to timely and effectively launch new products and services, the development of which are uncertain, complex and costly. In addition, we may be unable successfully and efficiently to address advancements in distribution technology, marketing and pricing strategies and content breadth and availability in certain or all of these markets, which could materially and adversely affect our growth prospects and results of operations.

The limited history of some of the markets in which we operate makes it difficult to effectively assess our future prospects, and our business and prospects should be considered in light of the risks and difficulties we may encounter in these evolving markets. We cannot accurately predict whether our products and services will achieve significant acceptance by potential customers in significantly larger numbers or at the same or higher price points than at present. Our historic growth rates should therefore not be relied upon as an indication of future growth, financial condition or results of operations.

The increasing use of AI applications such as generative AI technologies may result in harm to our brand, reputation, business, or intellectual property, and could otherwise adversely affect our results of operations.

Uncertainty around new and emerging AI applications such as generative AI content creation may require additional investment in the development of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to content creators and building systems that enable creatives to have greater control over the use of their work in the development of AI, which may be costly and could impact our profit margin. Developing, testing, and deploying AI systems may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems.

Further, generative AI technology may negatively impact our ability to attract, engage, and retain customers; protect and monetize our intellectual property; maintain and grow other revenue streams; and retain customers and grow trust in our brand. The rapid advancement and adoption of generative AI technologies poses risks to our business operations, particularly in the licensing of creative images and videos. Generative AI presents a dual-threat scenario: the unauthorized use of our intellectual property to train AI models and the potential for these models to create competitive or substitutive content. Recent advances and continued rapid development in generative AI technology may alter the market for our products and services.

Generative AI tools powered by models that have been trained on our content, or that are able to display and produce output that contains, is similar to, or is based on, our content, without permission, fair compensation, or proper attribution, may reduce our online traffic, decrease customer demand, infringe our intellectual property rights, impair our ability to attract new customers, harm existing and potential revenue streams, and adversely affect our business, revenues and results of operations. Generative AI technologies also have the potential to create images and videos that directly compete with or substitute for our licensed content. As these technologies become more accessible and capable, customers may opt for AI generated content that bypasses traditional licensing models, impacting our revenue and market position. The evolving nature of AI generated content also raises questions about copyright and originality, potentially disrupting the legal frameworks that protect our assets.

Third parties do and may continue to engage in the scraping of our intellectual property without consent, utilizing this content to train their generative AI models. Such unauthorized use infringes on our intellectual property rights and undermines the value proposition of our licensing business. Despite our efforts to monitor and enforce these rights, the volume of digital content and the sophistication of scraping technologies may limit our ability to fully prevent unauthorized use. We are actively monitoring these developments and exploring strategies to mitigate their impact, including technological solutions to prevent unauthorized scraping and participating in industry and legislative efforts to address the challenges posed by generative AI. However, there is no guarantee that these measures will be fully effective in protecting our interests, and our failure to adapt to these changes could adversely affect our business, financial condition, and operational results.

The legal landscape for generative AI remains uncertain, including with respect to intellectual property rights, and the development of the law in this area could impact our ability to protect our intellectual property from infringing and competitive uses. See "*Item 3—Legal Proceedin*gs" for background on our suit against Stability AI, Inc. et al. There can be no assurance that we will be successful in these cases, or in preventing other generative AI developers or technologies from using our content without authorization or fair compensation. Our business, brand, financial condition and results of operations may suffer as a result.

We are also using and may continue to use certain generative AI tools in our business. If the recommendations that these tools assist in producing are or are alleged to be deficient, inaccurate, biased or otherwise problematic, our reputation may be adversely affected. In addition, the introduction of generative AI tools into our business may negatively impact our workplace culture and ability to attract and retain employees if generative AI tools are viewed as displacing workers. Accordingly, our use of, or perceptions of the way that we use, generative AI could adversely affect our business, brand, financial condition or results of operations.

If we cannot continue to innovate technologically or develop, market and sell new products and services, or enhance existing technology and products and services to meet customer requirements, our ability to grow our revenue could be impaired.

Our growth largely depends on our ability to innovate and add value to our existing creative platform and to provide our customers and contributors with a scalable, high-performing technology infrastructure that can efficiently and reliably handle increased customer and contributor usage globally, as well as the deployment of new features. For example, AI and products, including but not limited to generative AI, require additional capital and resources. Without improvements to our technology and infrastructure, our operations might suffer from unanticipated system disruptions, slow performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. We are currently making, and plan to continue making, significant investments to maintain and enhance the technology and infrastructure and to evolve our information processes and computer systems in order to run our business more efficiently and remain competitive. We may not achieve the anticipated benefits, significant growth or increased market share from these investments for several years, if at all. If we are unable to manage our investments successfully or in a cost-efficient manner, our business and results of operations may be adversely affected.

Our growth also depends, in part, on our ability to identify and develop new products and services and enhance existing products and services. The process of developing new products and services and enhancing existing products and services and bringing products or enhancements to market in a timely manner is complex, costly and uncertain and we may not execute successfully on our vision or strategy because of challenges such as product planning and timing, technical hurdles, or a lack of resources. The success of our products depends on several factors, including our ability to:

- anticipate customers' and contributors' changing needs or emerging technological trends;
- timely develop, complete and introduce innovative new products and enhancements;

- differentiate our products from those of our competitors;
- effectively market our products and gain market acceptance;
- adopt new technologies without alienating our current contributors;
- price our products competitively; and
- provide timely, effective and accurate support to our customers and contributors.

We may be unable to successfully identify new product opportunities or enhancements, develop and bring new products to market in a timely manner, or achieve market acceptance of our products. There can be no assurance that products and technologies developed by others will not render our products or technologies obsolete or less competitive. If we are unsuccessful in innovating our technology or in identifying new or enhancing our existing product offerings, our ability to compete in the marketplace, to attract and retain customers and contributors and to grow our revenue could be impaired.

Further, our customer base is diverse, but trends in their industries present risks to our business. In recent years, traditional outlets for media and advertising, such as newspapers, magazines, book publishing and television, have experienced consolidation and undergone other significant changes, and, in many cases, also experienced diminishing readership and viewership, as applicable, and ultimately periodic declines in revenues and profitability. Corporate in-house content users have experienced reduced budgets and shifts in use patterns that have changed the way they acquire and use our content, including an increase in reliance on in-house creative and marketing capabilities instead of outsourcing this work to agencies. We have also seen an increasing shift away from print media to digital and online media use. Content used online has historically been characterized by lower resolutions and lower price points but potentially significantly higher volumes than print-based applications. If we are unable to adapt our content offerings and distribution technology to address any current or future changes to customer industries, our future growth prospects and results of operation could be materially and adversely affected.

We rely on third parties to drive traffic to our website, and these providers may change their search engine algorithms or pricing in ways that could negatively affect our business, results of operations, financial condition and prospects.

Our success depends on our ability to attract customers in a cost-effective manner. With respect to our marketing channels, we rely heavily on relationships with providers of online services, search engines, social media, and affiliate websites and e-commerce businesses to provide content, advertising banners and other links that direct customers to our websites. We rely on these relationships to provide significant sources of traffic to our website. In particular, we rely on search engines as important marketing channels. Search engine companies change their natural search engine algorithms periodically, and our ranking in natural searches have been in the past, and may be in the future, adversely affected by such changes. Search engine companies may also determine that we are not in compliance with their guidelines and consequently penalize us in their algorithms as a result. If search engines change or penalize us with their algorithms, terms of service, display and featuring of search results, or if competition increases for advertisements, we may be unable to cost-effectively drive consumers to our websites.

Our relationships with our affiliate websites are not long term in nature and often do not require any specific performance commitments. As competition for online advertising has increased, the cost for some of these services has also increased. A significant increase in the cost of the affiliate websites could adversely impact our ability to attract customers cost effectively and harm our business, results of operations, financial condition and prospects.

Our operation in and continued expansion into international markets is important for our business. As we continue to expand internationally, we face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs or otherwise limit our growth.

Operating internationally and continuing to expand our business to attract new customers and content suppliers in geographies other than North America and Western Europe is important to our continued success and growth. For each of the years ended December 31, 2024, 2023 and 2022, approximately 50% of our revenue was derived from customers located outside of the United States. We expect to continue to devote resources to international expansion through exploring acquisition and foreign distributor partnership opportunities, as well as through expanding our foreign language marketing of offerings and further localizing our content library and user experience for foreign markets. Our ability to expand our business and to attract talented employees, customers and content suppliers in an increasing number of international markets requires considerable management attention and resources and is subject to the particular challenges of supporting a growing business in an environment of multiple languages, cultures, customs, political regimes, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. Moreover, as the wars in the

Ukraine and the Middle East continue, there can be no certainty regarding whether such governments or other governments will impose additional sanctions or other economic or military measures against Russia, Hamas or others. We cannot provide assurance that current sanctions or potential future changes in sanctions will not have an adverse impact on our operations. Expanding our international focus may subject us to risks that we have not faced before or increase risks that we currently face, certain of which are described elsewhere in these "*Item 1A. Risk factors*," including risks associated with:

- modifying and customizing our content, technology, pricing and marketing efforts to appeal to foreign customers and attract foreign content suppliers;
- changes to domestic and international intellectual property, privacy and rights of publicity laws;
- higher costs associated with doing business internationally, including increased taxes and foreign currency fluctuations;
- legal, political or systemic restrictions on the ability of U.S. companies to do business in foreign countries, including, among others, restrictions imposed by the U.S. Office of Foreign Assets Control ("OFAC") on the ability of U.S. companies to do business in certain specified foreign countries or with certain specified organizations and individuals;
- difficulty in staffing and strains on our systems and staff in managing widespread operations and ensuring compliance with foreign laws and regulations, including local laws, the U.S. Foreign Corrupt Practices Act, the U.K. Anti-Bribery Act, the U.K. Modern Slavery Act, or other anti-corruption or anti-money laundering laws, tax regulations, disclosure requirements, privacy laws, biometric, data protection, rights of publicity, human rights, employment, technology laws and laws relating to content;
- government regulation of e-commerce and restrictions on communications, distribution of content and media, including censorship;
- disruption in the political, economic or military stability of markets in which we operate;
- providing for the health and safety of our photographers and other employees around the world;
- potential legal, political or social uncertainty and volatility or catastrophic events, including wars and terrorist events, that could restrict our photographers' travel or otherwise adversely impact our operations and business and/or those of the companies with which we do business;
- currency restrictions that may limit our ability to repatriate profits;
- differences in payment cycles, increased credit risks and increased payment fraud levels;
- lack of adoption by certain jurisdictions of e-commerce and internet payment platforms and adoption of different platforms by different jurisdictions;
- reduced and more costly protection of our intellectual property;
- currency exchange fluctuations, hyperinflation and deflation fluctuations;
- potential adverse tax consequences of doing business in certain jurisdictions;
- recruiting and retaining talented and capable management and employees in foreign countries; and
- difficulties of establishing, adapting and maintaining the systems and operations for compliance with and management of these risks.

These risks may make it impossible or prohibitively expensive to effectively maintain operations in or expand to new international markets, or delay entry into such markets, which could materially and adversely affect our ability to grow our business. Additionally, the entry of local competitors in certain markets may impede our ability to grow our business in those markets.

Actions by governments to restrict access to, or operation of, our services or the content we distribute in their countries could substantially harm our reputation, business and financial results.

Foreign governments, or internet service providers acting pursuant to foreign government policies or orders, of one or more countries may seek to limit content available through our e-commerce platform in their country, restrict access to our products and services from their country entirely, or impose other restrictions that may affect the accessibility of our services in their country for an extended period of time or indefinitely if our services, or the content we distribute, are deemed to be in violation of their local laws and regulations. For example, domestic internet service providers have previously blocked access to certain content in China and other countries, such as Russia, have previously restricted access to specific content. If access to our services is restricted, in whole or in part, in one or more countries or our competitors can successfully penetrate geographic markets that we cannot access, our reputation among our customers, contributors and employees may be negatively impacted, our ability to retain or increase our contributor and customer base may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be adversely affected.

The impact of currency fluctuations could adversely and materially affect our business and results of operations.

Our foreign operations are exposed to foreign exchange rate fluctuations as our financial results are translated from the local currency into U.S. Dollars upon consolidation. If the U.S. Dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions will result in increased revenue, operating expenses and net income. Similarly, if the U.S. Dollar strengthens against foreign currencies (which occurred in 2022), the translation of these foreign currency denominated transactions will result in decreased revenue, operating expenses and net income. As exchange rates vary, sales and other results of operations, when translated, may differ materially from expectations. For the years ended December 31, 2024, 2023 and 2022, 44%, 45% and 44% of our revenue was denominated in foreign currencies, respectively. In addition, approximately 38%, 36% and 35% of our SG&A (as defined below) and capital expenditures for the years ended December 31, 2024, 2023 and 2022 were denominated in foreign currencies, respectively.

Because we report our financial results in U.S. Dollars, fluctuations in foreign currencies (including the British Pound, Australian and Canadian Dollars, Japanese Yen and Euro) have had and will continue to have a material effect on our financial performance. Volatility in foreign currency fluctuations may continue as a result of economic and political circumstances beyond our control.

A decline in value of any foreign currency against the U.S. Dollar will tend to have a negative effect on our financial performance, while an increase in value of these currencies against the U.S. Dollar will tend to have a positive impact on reported financial performance. This fluctuation risk increases as we expand into foreign markets.

We have previously and may in the future, enter into certain derivatives or other financial instruments to hedge against this foreign exchange risk. It is difficult to predict the impact hedging activities have on our results of operations and any actions we have and will take with respect to hedging our foreign currency exchange risk may be unsuccessful.

We may be unable to adequately maintain, adapt and upgrade our websites and technology systems to ingest and deliver higher quantities of new content and allow existing and new customers to successfully search for our content.

To remain competitive, we must continue to add substantial quantities of the most relevant content desired by our customers. Our ability to ingest such content is directly related to the ease of access, sophistication, protections and reliability of the technology relating to our ingestion tools. Our failure to address deficiencies could result in a decrease or inability to ingest enough new content, thereby causing customers to seek other sources, which could materially and adversely affect our results of operations and financial condition.

Even if we can ingest sufficient new content, we must also add new functionality and features to our websites to allow customers to search for the relevant content we offer. A significant component of our technology strategy is the improvement of the compatibility of our websites with third-party search engines that direct traffic to our site and, specifically, to content that reflects searched key words. The search algorithms developed by third-party search engines are typically not publicly known and are subject to unanticipated changes, which could significantly affect the number of new customers we attract to our sites. In addition, we continually seek to improve search functions within our site to enable customers to locate the most relevant and appropriate content for their particular use. If we do not address any current or future deficiencies with respect to potential or existing customers' ability to search for content on the internet or on our websites, we may be unsuccessful in acquiring and retaining customers and ultimately licensing the most relevant content, which could materially and adversely affect our results of operations and financial condition. In addition, the expansion and improvement of our systems and websites may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We may not be able to continue the growth of our business at rates reflective of our historical growth rates or at all.

We have experienced growth in terms of revenues, customers and content offerings, and we may not be able to maintain our historical rate of growth in certain product lines or replicate this growth with other product lines or across geographies. Our growth strategy may require us to commit substantial financial, operational and technical resources to current operations, which may divert such resources away from other potentially profitable ventures, without any guarantee of a similar return on any such investments. Further, even if we do achieve the desired growth, such growth could also strain our ability to maintain reliable operation of our websites or our relationships with customers and content suppliers and acquire relevant content. This in turn could negatively impact our ability to develop and improve our operational, financial and management controls and systems. If we fail to effectively manage or support future growth, or if we are

otherwise negatively impacted by our efforts to grow our product lines, our business, results of operations and financial condition may be materially and adversely affected.

Technological interruptions that impair access to our websites or the efficiency of our websites and technology systems could damage our reputation and brand and adversely affect our results of operations.

The digitization and satisfactory internet distribution of our content is a key component of the efficient functioning of our websites and our business. We will need to continue to invest in and improve our websites and systems, network infrastructure, content ingestion, and customer experience in order to ensure consistent performance, reliability, and accessibility, and to accommodate our expanding product offerings, anticipated increased site traffic, sales volume, and processing of the resulting information and transactions. If we experience significant disruptions or difficulties as a result of or during any such technology updates or upgrades, we may face system interruptions, poor website response times, inability to refresh or add content, diminished customer services, impaired quality and speed of order processing, and potential problems with our internal control over financial reporting. Substantial or repeated system disruptions or failures would reduce the attractiveness of our websites significantly and negatively impact our brand and reputation for both customers and content providers. Even a disruption as brief as a few minutes could have a negative impact on activities on our websites or systems and could therefore result in a loss of customers, revenue, partners, content providers or data. Because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all.

Our ability to license content and offer other related services also depends on the maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as the timely development of complementary capabilities, to provide reliable website internet access and services. The internet has experienced, and is likely to continue to experience, significant growth in the number of users and bandwidth requirements. As a result, problems caused by viruses, worms, malware and similar programs could negatively impact internet infrastructure and cause it to be unable to support the user demand associated with such users and bandwidth requirements. The internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future, which could reduce the level of internet usage generally as well as the level of usage of our services. In addition, if telecommunications providers lose service to their customers, our customers will not be able to access our websites. Our websites and systems have in the past experienced, and may in the future experience, temporary system interruptions for a variety of reasons, including cybersecurity breaches and other security incidents, viruses, telecommunication and other network failures, power failures, programming errors, data corruption, denial-of-service attacks or an overwhelming number of visitors trying to reach our websites during periods of strong demand. Even a brief disruption in service that causes portions of our websites to be unavailable to customers or prevents us from efficiently uploading content to our websites, or taking, processing or fulfilling orders could have a significant impact on our financial performance. System disruptions and difficulties, whether as a result of our internally developed systems or those of third-party providers, may inconvenience our customers and content providers and/or result in negative publicity, and may negatively affect our ability to provide services and the volume of content we license and deliver over the internet, thereby causing users to perceive our sites as not functioning properly and causing them to use another website or other methods to obtain the products or services we offer.

We rely upon third-party service providers, such as co-location and cloud service providers, for certain of our data centers and application hosting, and we are dependent on these third parties to provide continuous power, cooling, internet connectivity and technical, administrative and physical security for our servers. Occasionally, we migrate data among data centers and to third-party hosted environments. Certain of these third-party providers have in the past experienced, and may in the future experience, interruptions in operations that could harm our business. In such events, or in the event that we are unable to agree upon satisfactory terms for continued relationships, we could be forced to enter into relationships with other service providers or assume hosting responsibilities ourselves, potentially at a greater cost or on less favorable terms to us. Although our use of cloud services and multiple production data centers enables us to provide rapid content delivery to our customers and to support business continuity in the event of an emergency, a system disruption at an active data center or third-party hosting service provider could result in a noticeable disruption and/or performance degradation on our websites.

Additionally, some of the computer and communications hardware necessary to operate our corporate functions are located in metropolitan areas worldwide, which systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquake and similar events. We do not have redundancy for all of our systems, many of our critical applications reside in only one of our data centers or in the cloud, and our disaster recovery planning may not account for all eventualities. In addition, we may have inadequate insurance coverage to compensate for any

related loss. In addition, while the long-term effects of climate change are unclear, we recognize that there are inherent climate-related risks wherever business is conducted. Any of our locations may be vulnerable to the adverse effects of climate change. Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in the United States and elsewhere, have the potential to disrupt our business, our third-party service providers or partners, and/or the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain and resume operations.

Disruptions to our websites or internal communications and operating systems for any of the foregoing reasons could negatively impact our reputation and the perceived or actual functionality of our operations, which could harm our business and reputation, and cause a material and adverse effect on our financial condition.

Our failure to protect the proprietary information of our customers and our networks against cyberattacks, security breaches or unauthorized access could adversely affect our business and results of operations, damage our reputation and expose us to liability.

An important component of our global business is the secure transmission of proprietary information and the transaction of commerce over the internet. We and our third-party service providers collect and maintain proprietary information and personal information in connection with servicing our customers and content suppliers and other related processes on our websites and systems, and, in particular, in connection with processing and remitting payments to and from our customers and content suppliers, and are therefore exposed to security and fraud-related risks, which are likely to become more challenging as we expand our operations and as technology evolves. In addition, we collect proprietary information and personal information of third-party vendors and distributors, as well as our employees. Although we maintain security features on our websites and systems, designed to detect, prevent and provide protections against compromises of our systems or data, and utilize security measures such as encryption and authentication technology, we are subject to cyberattacks and are the target of computer viruses, hackers, distributed denial of service attacks, malware infections, ransomware attacks, phishing and spear-phishing campaigns, and/or other external hazards, as well as improper or inadvertent workforce behavior which, could expose confidential company and personal data systems and information to security breaches. Our security measures may not detect or prevent all attempts to hack our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our websites and system. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication to effectively secure transmission of the proprietary information that we process for our customers, employees, vendors, distributors and content suppliers, and such technology may fail to function properly or may be compromised or breached. Additionally, we use third-party co-location and cloud service vendors for our data centers and application hosting, and other third-party vendors for some of the software and services that we use to operate the business, and their security measures may not prevent security breaches and other disruptions that may jeopardize the security of information stored in and transmitted through their systems. Further, some of the software and services that we use to operate our business, including our internal e-mail and customer relationship management software, are hosted by third parties. It is possible that a breach of any of these systems could go undetected for an extended period of time.

We have experienced successful attacks, by various types of hacking groups, in which personal and commercially sensitive information, belonging to the Company or its clients, has been compromised. However, none of these cybersecurity incidents or attacks to our knowledge have been material to our business or financial results.

In the event of a security breach, our business operations could be disrupted, and could result in loss of revenues or market share, liability to customers or others including an obligation to notify individuals or regulatory authorities, the diversion of corporate resources, injury to our reputation or increased service and maintenance cost. An unauthorized party could misappropriate proprietary information and/or personal information, cause interruption in our operations, damage or misuse our websites or systems, distribute or delete content owned by our content suppliers, customers, vendors or employees, and misuse the information that they misappropriate. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. In addition, a significant cyber-security breach could result in major credit card associations' payment networks and companies offering other payment methods prohibiting us from processing future transactions on their networks and systems. Security and fraud-related issues are likely to become more challenging as we expand our operations and the related prevention, maintenance and risks associated with them could have a material and adverse effect on our financial condition.

Although cybersecurity and the continued development and enhancement of the processes, practices and controls that are designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access are a high priority for us, our efforts may not be enough to prevent a party from circumventing our security measures, or the security measures of our third-party service providers, and accessing and misusing the proprietary

information of our employees, customers and contributors. Accounts created with weak or recycled passwords could allow cyber-attackers to gain access to confidential data.

Security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures and, certain parties have in the past managed to obtain limited unauthorized access to certain of our systems and misused some of our systems and software. Outside parties have in the past attempted and may in the future attempt to fraudulently induce our employees or users of our products or services to disclose proprietary information or sensitive, personal, or confidential information via illegal electronic spamming, phishing or other tactics. Unauthorized parties may also attempt to gain physical access to our facilities in order to infiltrate our information systems or attempt to gain logical access to our products, services, or information systems for the purpose of exfiltrating content and data. These actual and potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees, our customers or their end users, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected to a risk of loss or misuse of this information. This may result in liability, compliance costs, governmental inquiry or a loss of customer confidence, any of which could harm our business or damage our brand and reputation. In addition, our failure to adequately control fraudulent credit card transactions could damage our reputation and brand. Any one of the foregoing occurrences could result in a material and adverse effect on our business and results of operations.

As the techniques used to obtain unauthorized access, attack, disable or degrade services, or sabotage systems, are constantly evolving in sophisticated ways, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by such breaches. Any actual breach, the perceived threat of a breach or a perceived breach could cause our customers, contributors and other third parties to cease doing business with us, or subject us to lawsuits, regulatory fines and other action or liability, any of which could harm our reputation, business, financial condition and results of operations.

Any compromise of security may result in our being out of compliance with U.S. federal and state laws, and international laws and contractual commitments, and we may be subject to lawsuits, fines, criminal penalties, statutory damages, and other costs, including for provision of breach notices and credit monitoring to our customers. Any failure, or perceived failure, by us to comply with our posted or internal privacy and data protection policies or with any regulatory requirements or orders or other federal, state, or international privacy, security or consumer protection-related laws and regulations, could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity, and adversely affect our results of operations.

We may not be successful in acquiring or integrating new content and product lines.

Our strategy to increase market share and enhance profitability is to leverage our existing expertise into what we believe are underserved product and geographic markets. As part of this strategy, we have in the past acquired and invested in, and may in the future seek to acquire or invest in new businesses, products, collections and product offerings, or technologies that could complement or expand our business. Acquisitions or new partnerships may require significant capital infusions or investments and may negatively impact our results of operations. Further, the evaluation and negotiation of potential acquisitions and partnerships, as well as the integration of acquired businesses or onboarding of new partners, may divert management time and other resources. Certain other risks related to such acquisitions and investments that may have a material effect on our business or prevent us from benefiting from such investments include:

- disruption of our ongoing business, including diverting management's attention from existing businesses and operations;
- costs incurred in performing due diligence and professional fees relating to potential acquisitions and partnerships;
- use of cash resources or incurrence of debt to fund acquisitions and investments;
- assumption of actual or contingent liabilities, known and unknown;
- amortization expense related to acquired intangible assets, impairment of any goodwill acquired and other adverse accounting consequences;
- difficulties and expenses in integrating the sales, marketing, operations, products, services, technology and financial and information systems of an acquired company, particularly in emerging geographic markets;
- information security vulnerabilities;

- retention of key employees, customers, and suppliers of an acquired business; and
- an adverse review of an acquisition or potential acquisition, or limitations put on such acquisitions, by a regulatory body.

These risks may make it impossible or prohibitively expensive to execute our business and investment strategies or delay execution of such strategies, which would materially and adversely affect our growth prospects and financial condition.

If our goodwill or other intangible assets become impaired, we may be required to record a significant charge to earnings.

Under generally accepted accounting principles, we review our intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. We are required to test goodwill and any other intangible asset with an indefinite life for possible impairment on the same date each year and on an interim basis if there are indicators of a possible impairment. We are also required to evaluate amortizable intangible assets and fixed assets for impairment if there are indicators of a possible impairment. There is significant judgment required in the analysis of a potential impairment of goodwill, identified intangible assets and fixed assets. If, as a result of a general economic slowdown, deterioration in one or more of the markets in which we operate or in our financial performance and/or future outlook, the estimated fair value of our long-lived assets decreases, we may determine that one or more of our long-lived assets is impaired. An impairment charge could have a material adverse effect on our results of operations and financial position. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined, thereby materially and adversely affecting our results of operations.

Our ability to obtain additional capital on commercially reasonable terms may be limited.

Although we believe our cash, cash equivalents and short-term investments, as well as future cash from operations and cash available, provide adequate resources to fund ongoing operating requirements for the foreseeable future, we may need to seek additional financing to compete effectively.

If we are unable to obtain capital on commercially reasonable terms, it could:

- reduce funds available to us for purposes such as working capital, capital expenditures, strategic acquisitions and investments and other general corporate purposes;
- restrict our ability to introduce new products or exploit business opportunities;
- increase our vulnerability to economic downturns and competitive pressures in the markets in which we operate; and
- place us at a competitive disadvantage.

We have incurred debt, which could have a negative impact on our financing options and liquidity position, which could in turn adversely affect our business, or which if not refinanced could result in termination of the Merger Agreement .

As of December 31, 2024, we had $1.314 billion in aggregate principal amount of total debt. Additionally, our Credit Facility has remaining borrowing capacity of $150.0 million as of December 31, 2024. Our overall leverage and the terms of our financing arrangements could:

- limit our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity;
- make it more difficult for us to satisfy the terms of our debt obligations;
- limit our ability to refinance our indebtedness on terms acceptable to us, or at all;
- limit our flexibility to plan for and to adjust to changing business and market conditions and increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future investments, capital expenditures, working capital, business activities and other general corporate requirements; and
- increase our vulnerability to adverse economic or industry conditions.

Our ability to meet expenses and debt service obligations, including related interest rate volatility and rising interest costs, will depend on our future performance, which could be affected by financial, business, economic and other factors. In addition, a breach of any of the covenants in our outstanding debt agreements or our inability to comply with the required financial ratios could result in a default under our debt instruments, including the Credit Facility (as amended). If an event of default occurs, our creditors could elect to declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable and/or require us to apply all of our available cash to repay borrowings. If we are not able to pay our debt service obligations we may be required to refinance all or part of our debt, sell assets, borrow more money or raise additional equity capital. In addition, under the terms of the Merger Agreement, Shutterstock's may terminate the Merger Agreement if we fail to amend or otherwise refinance our existing term loans and senior notes to extend the maturity of each to no earlier than February 19, 2028.

On February 21, 2025, subsidiaries of Getty Images entered into the Second Incremental Commitment Amendment and Third Amendment to Credit Agreement (the "Refinancing Amendment"), which amended their Existing Credit Agreement. (*See "Item 7. Management's Discussion and Analysis of Financial and Results of Operations – Refinancing Amendment"*). The Refinancing Amendment refinanced only our existing term loans and not our senior notes and failure to refinance our senior notes on a timely basis, including as a result of future market conditions, could trigger Shutterstock's termination right under the Merger Agreement.

Risks Related to Global Economic Conditions

The impact of worldwide economic, political, social and other conditions may adversely affect our business and results of operations.

Global economic, political and social conditions can affect the business of our customers and the markets they serve, as well as disrupt the business of our vendors, third-party resellers and strategic partners. Numerous external forces beyond our control, including generally weak or uncertain economic conditions, supply chain disruptions, rising interest rates, inflation, tariffs and trade restrictions, negative or uncertain political climates, changes in government, global health epidemics (such as COVID-19), natural disasters and the impact from climate change, geopolitical conflicts and wars such as the Russia-Ukraine and Israel-Hamas wars, government shutdowns and/or the financial stability of the banking industry could adversely affect our financial condition. Particularly, our financial condition is affected by worldwide economic conditions and their impact on content generation and marketing and advertising spending. Expenditures by our customers generally tend to reflect overall economic conditions, and to the extent that the economy stagnates as a result of macroeconomic conditions, companies may reduce their spending with us. To the extent that overall economic conditions reduce spending on digital content, our ability to retain current and obtain new customers could be hindered, which could reduce our revenue and negatively impact our business.

Further, economic, political and social macro developments in the United States, Europe, and Asia could negatively affect our ability to conduct business in those territories. Financial difficulties experienced by our customers, third-party resellers, vendors and strategic partners due to economic volatility, rising interest rates, supply chain disruptions, inflation, tariffs and trade restrictions or other unfavorable changes could result in these companies scaling back operations, exiting businesses, merging with other businesses or filing for bankruptcy protection and potentially ceasing operations, all of which could adversely affect our business, financial condition and results of operations.

In addition, while the long-term effects of climate change are unclear, we recognize that there are inherent climate-related risks wherever business is conducted. Any of our locations may be vulnerable to the adverse effects of climate change, natural disasters, pandemics, global health issues and other unforeseen environmental events. Climate-related events, natural disasters, pandemics, global health issues and other unforeseen environmental events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in the United States and elsewhere, have the potential to disrupt our business, our third-party service providers or partners, and/or the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain and resume operations.

Risks Related to Personnel

The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new members of our management team into our Company could affect our ability to successfully grow our business.

Our future success depends in large part upon the continued service of the members of our executive management team and key employees. All members of our executive management team are subject to employment agreements. In addition, our success also depends on our ability to attract and retain qualified technical, sales and marketing, customer support, financial and accounting, legal and other managerial personnel, as well as high quality photographers for our product line covering entertainment, sports and news ("Editorial"). The competition for skilled personnel in the industries in which we operate is intense. Our personnel generally may terminate their employment at any time for any reason. We may incur significant costs to attract and retain highly skilled personnel, and we may lose new employees to our competitors before we realize the benefit of our investment in recruiting them. As we move into new geographies, we will need to attract and recruit skilled personnel across functional areas. Some of our employees in Brazil, Germany, France and Spain are subject to collective bargaining agreements and employees in other jurisdictions may unionize. If we fail to attract new personnel or if we suffer increases in costs or business operations interruptions as a result of a labor dispute, or fail to retain and motivate our current personnel, we might not be able to operate our businesses effectively or efficiently, serve our customers properly or maintain the quality of our content and services.

We may be exposed to risks related to our use of independent contractors.

We rely on independent third parties to provide certain services for our Company. The state of the law regarding independent contractor status varies from jurisdiction to jurisdiction and is subject to change based on court decisions and regulation. For example, on April 30, 2018, the California Supreme Court adopted a new standard for determining whether a company "employs" or is the "employer" for purposes of the California Wage Orders in its decision in the *Dynamex Operations West, Inc. v. Superior Court* case. This standard was expanded and codified in California via Assembly Bill 5, and became effective as of January 1, 2020. The *Dynamex* decision and Assembly Bill 5 altered the analysis of whether an individual, who is classified by a hiring entity as an independent contractor in California, has been properly classified as an independent contractor. Assembly Bill 5 was amended to include exclusions for photographers, videographers and editors where specific requirements are met. In addition, independent workers have been the subject of widespread national discussion and it is possible that other jurisdictions may enact laws similar to Assembly Bill 5 or that otherwise impact our business and our relationships with independent third parties. As a result, there is significant uncertainty regarding the future of the worker classification regulatory landscape.

From time to time, we may be involved in lawsuits and claims that assert that certain independent contractors should be classified as our employees. Adverse determinations regarding the status of any of our independent contractors could, among other things, entitle such individuals to the reimbursement of certain expenses and to the benefit of wage-and-hour laws, and could result in the Company being liable for income taxes, employment, social security, and withholding taxes and benefits for such individuals. Any such adverse determination could result in a material reduction of the number of subcontractors we can use for our business or significantly increase our costs to serve our customers, which could adversely affect our business, financial condition and results of operations.

Risks Related to Our Intellectual Property and Confidential Information

Our business and prospects would suffer if we are unable to protect and enforce our intellectual property rights and confidential information.

The success of our business depends on our ability to protect and enforce our patents, trade secrets, trademarks, copyrights and all of our other intellectual property rights and other confidential information, including our intellectual property rights underlying our owned content library, websites and search algorithms. Despite our efforts to protect our intellectual property rights, which may afford only limited legal protections, unauthorized parties have attempted, and may continue to, attempt to copy and use aspects of our intellectual property and other confidential information. Effective legal protection for our patents, trade secrets, trademarks, copyrights and other intellectual property assets may not be available or practical in every country in which we operate or intend to operate. Moreover, policing our intellectual property rights is difficult, costly and may not always be effective. We may commence legal proceedings to protect our IP rights, which may increase our operating expenses. We could be subject to countersuits as a result. To the extent any unauthorized parties, which may include our competitors, are successful in copying and using aspects of our intellectual property or confidential information, including our search algorithms and our trade secrets, our business could be harmed.

We or one of our affiliates have registered "Getty Images," "iStock," "Unsplash" and other marks and logos as trademarks in the United States and other jurisdictions. Nevertheless, competitors may adopt trademarks similar to ours, or purchase keywords in internet search engine marketing programs that are confusingly similar to our trademarks, thereby impeding our ability to build brand identity and possibly leading to confusion among existing and potential new customers.

In addition, there could be infringement claims by third parties regarding any of our trademarks or our use of other intellectual property that could damage our reputation and brand, prove costly to defend irrespective of their validity, and, if such claims are ultimately validated, materially and adversely affect our financial condition and results of operations.

We currently own the www.gettyimages.com, www.istock.com and www.unsplash.com internet domain names in addition to various other domain names. Domain names are generally regulated by internet regulatory bodies. If we lose the ability to use a domain name in a particular country, we would be forced either to incur significant additional expenses to market our products within that country or to elect not to sell products in that country. Either result could harm our business and results of operations. The regulation of domain names in the United States and in foreign countries is subject to change, including the establishment of additional top-level domains and domain name registrars or the modification of the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize our brand names in the United States or other countries in which we conduct business or in which we may conduct business in the future.

In order to protect our trade secrets and other confidential information, we rely in part on confidentiality agreements with our employees, consultants and third parties with whom we have relationships. These agreements may not prevent disclosure of trade secrets and other confidential information and may not provide an adequate remedy in the event of misappropriation or any unauthorized disclosure or independent discovery of our trade secrets and confidential information. Costly and time-consuming litigation could be necessary to enforce or determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. Failure to adequately protect our trade secrets and other confidential information could adversely affect our competitive business position.

Litigation or proceedings before the U.S. Patent and Trademark Office, U.S. Copyright Office or other governmental authorities and administrative bodies in the United States and foreign countries may be necessary in the future to enforce and protect our patent rights, copyrights, trademarks, trade secrets, domain names and other intellectual property rights and to determine the validity, enforcement and scope of the intellectual property rights of others. Furthermore, the monitoring and protection of our intellectual property rights may become more difficult, costly and time consuming as we continue to expand internationally, particularly in those markets, such as China and certain other developing countries in Asia, in which legal protection of intellectual property rights is less robust than in the United States and in Europe. Our efforts to enforce or protect our intellectual property rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could materially and adversely affect our results of operations.

We rely on intellectual property laws and contractual restrictions to protect the content in our library. Intellectual property laws and protections may change and such changes may impact our protections, adversely impacting our business and financial position. Certain countries do not prioritize the enforcement of intellectual property laws, and litigation in those countries may be costly and ineffective. Consequently, these intellectual property laws afford us only limited protection. Unauthorized parties have attempted, and may continue to attempt, to improperly use our content. We cannot guarantee that we will be able to prevent the unauthorized use of our content or that we will be successful in stopping such use once it is detected.

Advancements in technology, including advancements in generative AI technology, have made unauthorized copying and wide dissemination of unlicensed content easier. At the same time, detection of unauthorized use of our intellectual property and enforcement of our intellectual property rights have become more challenging, in part due to the increasing volume and sophistication of attempts at unauthorized use of our intellectual property, including from generative AI developers or technologies. As our business and the presence and impact of bad actors become more global in scope, we may not be able to protect our proprietary rights in a cost-effective manner in other jurisdictions. In addition, intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet.

If we are unable to protect and enforce our intellectual property rights, we may not succeed in realizing the full value of our assets, our business and profitability may suffer as a result of misuse of our intellectual property. In addition, we are currently engaged in litigation in the United States and England to enforce our intellectual property rights, and we may in the future be required to do so in the United States or elsewhere, and such litigation may be costly and time consuming. See "*Item 3—Legal Proceedings*" for additional information.

Our products and services may infringe on intellectual property rights of third parties, which could require us to incur substantial costs and distract our management.

Media, internet and technology companies are frequently the target of litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights or rights related to their use of technology. Some internet, technology and media companies, including some of our competitors, own large numbers of patents, copyrights, trademarks, trade secrets and other intellectual property rights, which they may use as a basis to assert claims against us. We have developed proprietary technology and a robust infrastructure to power our products and services, and this technology is critical to our business. Third parties may in the future assert that the technology we have developed or the content that we display and distribute infringes, misappropriates or otherwise violates their intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows. Such litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property rights claims against us. Existing laws and regulations are evolving and subject to different interpretations, and various federal and state legislative or regulatory bodies may change current laws or regulations or enact new ones. We cannot guarantee that our technology is not infringing or violating any third-party intellectual property rights or rights related to the use of technology, or that it will not infringe or violate such rights in the future.

We license a significant majority of the content in our library from third parties, and we cannot guarantee that each supplier holds the rights or releases he or she claims or that such rights and releases are adequate. From time to time we receive notices from third parties claiming that certain content that we license infringes their intellectual property rights. In such circumstances, we may not be able to obtain licenses to use those rights on commercially reasonable terms or at all, we may have to stop selling such content, and we may have to pay damages or satisfy indemnification commitments to our customers, or we may incur significant expense to defend against claims of infringement. While we offer our customers indemnification for only certain specified amounts of legal costs and direct damages arising from the use of images, video or music licensed through us, our contractual liability limitations with respect to such indemnification obligations may not be enforceable in all jurisdictions. We maintain insurance policies to cover potential intellectual property disputes; however, such insurance does not cover all exposures, including the potential damages associated with any willful infringements.

We cannot predict whether assertions of third-party intellectual property rights or any infringement or misappropriation or other claims arising from such assertions will substantially harm our business or results of operations. If we are forced to defend against any infringement or misappropriation or other claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims.

Furthermore, an adverse outcome of a dispute may require us to: pay damages, potentially including statutory damages and attorneys' fees if we are found to have willfully infringed a party's intellectual property rights; expend additional development resources to redesign our technology; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; and/or indemnify our partners and/or other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. In addition, any lawsuits regarding intellectual property rights, regardless of their success or merit, could be expensive to resolve, cause harm to our reputation, and would divert the time and attention of our management and technical personnel.

Although we have insurance to cover indemnification claims, we have incurred, and will continue to incur, legal fees and other expenses, as well as a diversion of management time and resources related to such claims and related settlements, which may increase over time, and adversely affect our financial condition and results of operations.

Much of the software and technologies used to provide our services incorporate, or have been developed with, "open source" software, which may restrict how we use or distribute our services or require that we publicly release certain portions of our source code.

Much of the software and technologies used to provide our services incorporate, or have been developed with, "open source" software. Such "open source" software may be subject to third-party licenses that impose restrictions on our software and services depending on how such software is used, including whether it is modified, distributed or made available. Under certain open source licenses, if certain conditions were met, we could be required to publicly release or license aspects of the source code of our software or to make our software available under open source licenses free of

charge. Few courts have interpreted open source licenses, and the way these licenses may be interpreted and enforced is therefore subject to some uncertainty. To avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software, which could reduce or eliminate the value of our services and technologies and materially and adversely affect our ability to sustain and grow our business.

If an author or other third-party that distributes open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our services that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our services. In addition, use of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or controls on the origin of the software. The use of open source software can also carry security risks arising from unknown vulnerabilities that can be exploited by malware in unanticipated ways, which can lead to disruption and/or harm to operations and protected data. Additionally, because any software source code we contribute to open source projects is publicly available, while we may benefit from the contributions of others, our ability to protect our intellectual property rights in such software source code may be limited or lost entirely, and we will be unable to prevent our competitors or others from using such contributed software source code. Similarly, we may be subject to third-party intellectual property claims as a user of or contributor to such open source software. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial performance, and growth.

Risks Related to Legal and Regulatory Matters

An increase in federal, state and foreign government regulation of the industries and markets in which we operate, including with respect to the internet and e-commerce, could have a negative impact on our business.

Existing or future laws and other regulations that may materially affect our business include, but are not limited to, those that govern or restrict:

- privacy and biometric issues and data collection, processing, retention and transmission;
- data and cybersecurity;
- subscriptions practices, including automatic contract or subscription renewal, billing and cancellation;
- credit card fraud and processing;
- consumer protection;
- advertising, marketing and sales of our content and services;
- pricing and taxation of goods and services offered over the internet;
- website content, or the manner in which products and services may be offered, paid for and/or marketed over the internet;
- sources of liability for companies involved in internet services or e-commerce;
- piracy and intellectual property rights;
- the development of generative AI models, including training data;
- use of AI generated content;
- internet neutrality and internet access;
- controls on overseas suppliers and other similar anti-terrorism controls, anti-bribery and anti-corruption conduct and policies; and
- outsourcing, contracting and employment.

For example, we are subject to numerous laws and regulations at the international and United States national and state level, including the following:

- The United States Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act (and similar global legislation), which prohibits corporations and individuals from engaging in specified activities to obtain or retain business or to influence a person working in an official capacity. Under these acts, it is generally illegal to pay, offer to pay, or authorize the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business, or to otherwise influence a person working in an official capacity.
- The U.K. Modern Slavery Act, which prohibits corporations and individuals from engaging in the trafficking of or facilitation of trafficking of humans. Under this Act, it is illegal to engage in or do business with any

individual or entity that engages in such trafficking and obligates companies and individuals to put in place appropriate controls to mitigate against such risks.

- OFAC regulations, under which all U.S. individuals and businesses are prohibited from engaging in transactions with countries subject to comprehensive trade embargoes (such as Cuba and Iran) unless a specific exemption from the regulations exists (such as those for information, all materials and people-to-people exchanges) or a license is obtained from OFAC. Transactions with persons, groups or entities designated as terrorists or as their supporters or associates are also prohibited. A list of Specially Designated Nationals consisting of "drug kingpins," terrorists and others considered a danger to the United States, is maintained by the Treasury Department's Office of Foreign Assets Control. Known as the "OFAC List," it contains over 5,000 names and is updated often. No U.S. person, individual or business in the United States, or, in some instances, the foreign subsidiaries of U.S. companies, may conduct any kind of business with anyone on the OFAC List, and companies are expected to keep track of all changes to this list. Penalties for violations of these rules can be severe, including having the violator's assets frozen or forfeited and up to $250,000 or twice the transaction value per violation in fines.
- The CCPA regulates the collection and processing of personal data of California residents, and grants residents certain rights in connection with such collection and processing.
- The CPA regulates the collection and processing of the personal data of Colorado residents, and grants residents certain rights in connection with such collection and processing.
- The CTDPA regulates the collection and processing of personal data of Connecticut residents, and grants residents certain rights in connection with such collection and processing.
- The FDBR regulates the collection and processing of personal data of Florida residents, and grants residents certain rights in connection with such collection and processing.
- The MTCDPA regulates the collection and processing of personal data of Montana residents, and grants residents certain rights in connection with such collection and processing.
- The OCPA regulates the collection and processing of personal data of Oregon residents, and grants residents certain rights in connection with such processing.
- The TDPSA regulates the collection and processing of personal data of Texas residents, and grants residents certain rights in connection with such processing.
- The UCPA regulates the collection and processing of personal data of Utah residents, and grants residents certain rights in connection with such collection and processing.
- The VACDPA regulates the collection and processing of personal data of Virginia residents, and grants residents certain rights in connection with such collection and processing.
- The BIPA regulates the collection, use, safeguarding, and storage of "biometric identifiers" by private entities. While the statute specifically excludes photographs from its scope to date there has been no dispositive judicial interpretations of that language.
- The H.B. 1493, which oversees the collection, use and storage of "biometric identifiers," which include fingerprints, voiceprints, eye retinas, irises and other unique biological identifiers or characteristics used to identify a specific individual, while specifically excluding photographs from its scope.
- The CUBI regulates the capture, receipt, possession, sharing and retention of "biometric identifiers," which include retina or iris scans, fingerprints, voiceprints, or records of hand or face geometry.
- Several foreign jurisdictions and U.S. states have adopted, and other jurisdictions are expected to enact, statutes that regulate the collection, use, transmission and storage of personal information and require reporting certain breaches of the security of personal information.
- Several jurisdictions, including the United Kingdom and the United States, are in the process of adopting or reforming or expected to adopt or reform legislation that impacts the content we distribute, including the E.U. Copyright Directive, the Copyright Act, the Digital Millennium Copyright Act, and various statutes and regulations impacting rights of publicity for those depicted in imagery.
- Several foreign jurisdictions and U.S. states have adopted, and other jurisdictions are expected to enact, statutes that purport to void or substantially limit automatic renewal provisions of certain free or discounted trial incentives.
- Several jurisdictions have adopted, and other jurisdictions are expected to enact legislation or regulation, that governs AI and the development and use of AI, including the E.U. adopting the E.U. AI Act and U.S. states, including Colorado and California, adopting laws, rules and regulations directly relating to the use of AI or extending the application of existing laws, rules and regulations to AI systems and outputs.

We currently license content to customers in virtually every country in the world, excluding Sanctioned Countries, and the different laws that apply in each of those foreign countries may be more or less restrictive than those that apply to

companies operating solely within the United States, creating tension in compliance obligations across borders. The adoption, modification or interpretation of laws or regulations in any of these countries relating to our business could adversely affect the manner in which we conduct our business or the overall popularity or growth in use of the internet.

Further, the current legislative and regulatory landscape regarding the regulation of the internet is subject to uncertainty. For example, in January 2018, the Federal Communications Commission ("FCC") released an order that repealed the "open internet rules," often known as "net neutrality," which could affect the services used by us and our customers. In response to this decision California and a number of states implemented their own net neutrality rules which mirrored parts of the repealed federal regulations. In October 2023, the FCC voted to begin the process of reinstating substantially all of the net neutrality rules that had been in place prior to the 2018 repeal. We cannot predict the actions the FCC may take, whether any new FCC order or state initiatives regulating providers will be modified, overturned, or vacated by legal action, federal legislation, or the FCC itself, or the degree to which further regulatory action - or inaction - may adversely affect our business. Users who access our marketplace through devices such as smart phones, laptops, and tablet computers must have a high-speed internet connection, such as Wi-Fi, 3G, 4G, or 5G to use our services. Currently, this access is provided by telecommunications companies and internet access service providers that have significant and increasing market power in the broadband and internet access marketplace. If the repeal of net neutrality remains in effect, these providers could take measures that affect their customers' ability to use our products and services, such as degrading the quality of the data packets we transmit over their lines, giving our packets low priority, giving other packets higher priority than ours, blocking our packets entirely, or attempting to charge their customers more for using our products and services. To the extent that internet service providers implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks, we could incur greater operating expenses and customer acquisition and retention could be negatively impacted. Furthermore, to the extent network operators were to create tiers of internet access service and either charge us or their customers for availability of our services through these tiers, our business could be negatively impacted.

In addition, the rapid growth of the internet and the proliferation in the use of content therein has created tensions and instability in the application of traditional intellectual property law concepts to such uses.

Recently, the E.U. has introduced a new regulation applicable to certain types of AI and the data used to train, test and deploy AI (the "E.U. AI Act"). The E.U. AI Act entered into force in August 2024, and its requirements will become effective on a staggered basis, with the majority of its provisions being implemented by August 2, 2026. The E.U. AI Act will impose material requirements on both the providers and deployers of AI, with infringement punishable by sanctions of up to 7% of annual worldwide turnover or €35 million (whichever is higher) for the most serious breaches.

Compliance with new regulations or legislation or new interpretations of existing regulations or legislation could cause us to incur additional expenses, lose the ability to transact business in the way we have historically done or, make it more difficult to renew subscriptions automatically, make it more difficult to attract new customers or otherwise require us to alter our business model, or cause us to divert resources and funds to address government or private investigatory or adversarial proceedings. Any of these outcomes could have a material adverse effect on our business, financial condition or results of operations.

Our business is subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social and governance matters, which could expose us to numerous risks.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC, NYSE and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance more difficult and uncertain. In addition, regulators, customers, investors, employees and other stakeholders have focused on environmental, social and governance ("ESG") matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and may continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, the collection, measurement and reporting of ESG-related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, both in the United States and internationally. We may also communicate certain initiatives and goals, regarding environmental matters, human capital, responsible sourcing and social investments and other ESG related matters, in our SEC filings or in other public disclosures. These ESG-related initiatives and goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Further, statements about our ESG-related initiatives and goals, and

progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our goals within the scope of ESG on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

Further, if our ESG practices do not meet evolving investor or other stakeholder expectations and standards, then our reputation, ability to attract or retain employees, and attractiveness as an investment, business partner, acquiror or service provider could be negatively impacted. For example, "anti-ESG" sentiment has gained momentum across the United States in recent years, with several states and policymakers having proposed or enacted anti-ESG policies, legislation or initiatives. These or other similar policies, legislation, initiatives, legal decisions and scrutiny could result in investigations, litigation or enforcement actions against us by governments, regulators or others. Responding to and resolving such actions may require significant time and resources, regardless of their merit, and may result in us sustaining reputational harm.

Our operations may expose us to greater than anticipated income and transaction tax liabilities that could harm our financial condition and results of operations.

We are subject to income and other taxes in the United States and numerous other jurisdictions. Significant judgment is required in determining our worldwide provision for taxes. For example, see a discussion of the tax assessments from the Canadian Revenue Agency ("CRA") relating to a subsidiary of the Company asserting additional tax is due under the heading "*Item 7. Management's Discussion and Analysis of Financial and Results of Operations— Liquidity and Capital Resources*". In the ordinary course of our business, we are involved in many transactions where the ultimate tax determination may be uncertain. Although we believe our tax provisions are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and reserves for uncertain tax positions. We have created reserves with respect to such tax liabilities where we believe it to be appropriate. The final determination of such tax liabilities could have a material effect on our tax provision, net income, earnings per share, or cash flows in the period or periods for which that determination is made as well as subsequent periods. Furthermore, we have operations in various taxing jurisdictions in the United States and in other countries, and there is a risk that our tax liabilities in future taxable periods in one or more jurisdictions could exceed our estimated tax liabilities or our tax liabilities in prior taxable periods despite our plan to structure our activities in a manner so as to minimize our tax liabilities.

In addition, there are a number of applicable and potential government regulations that may impact the Company.

For example, the U.S. federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "TCJA"), enacted in December 2017, resulted in fundamental changes to the Code, including, among many other things, a reduction to the federal corporate income tax rate, a partial limitation on the deductibility of business interest expense, a limitation on the deductibility of certain director and officer compensation expense, limitations on net operating loss carrybacks and carryovers and changes relating to the scope and timing of U.S. taxation on earnings from international business operations. The exact impact of the TCJA for future years is difficult to quantify, but these changes could materially affect our effective tax rate in future periods. In addition, we are subject to the Inflation Reduction Act, which imposes a 1% excise tax on certain stock repurchases and a 15% alternative minimum tax on certain adjusted financial statement income. Several other legislative proposals have been set forth that would, if enacted, make significant changes to U.S. tax laws. Congress may consider, and could include, some or all of these proposals in connection with tax reform that may be undertaken. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws could have an adverse impact on our effective rate of tax in future periods.

We may have exposure to sales or other transaction taxes (including VAT) on our past and future transactions. A successful assertion by any jurisdiction that we failed to pay such sales or other transaction taxes, or the imposition of new laws requiring the payment of such taxes, could result in substantial tax liabilities related to past sales, create increased administrative burdens or costs, discourage customers from purchasing images from us, or otherwise materially and adversely affect our financial condition and results of operations. Further, we are currently subject to and in the future may become subject to additional compliance requirements for certain of these taxes. Where appropriate, we have made accruals for these taxes, which are reflected in our consolidated financial statements.

Due to the large and expanding scale of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and harm our financial condition and results of operations. In addition, tax authorities in a number of U.S. states, as well as the U.S. Congress, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations might subject us to additional state sales and other taxes. If one or more U.S. local, state or non-U.S. jurisdictions impose sales tax collection obligations on us, our sales into such state or jurisdiction might decrease because the effective cost of purchasing goods from us increases for those residing in these states or jurisdictions. We might also incur significant financial and organizational burdens in order to set up the infrastructure required to comply with these applicable new tax regulations.

We collect, store, process, transmit and use personal information, which subjects us to governmental regulation and other legal obligations in many jurisdictions related to privacy, information security and data protection. Our actual or perceived failure to comply with such legal obligations by us, or by our third-party service providers or partners, could harm our business.

It is not always clear how existing laws governing issues such as property ownership, sales and other taxes, and personal privacy apply to the internet and e-commerce, as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. Regulatory scrutiny of privacy, data collection, use of data and data protection continues to intensify globally. The personal information and other data we collect, store, process and use are increasingly subject to legislation and regulations in numerous jurisdictions around the world, especially in the U.K. and Europe. These laws often develop in ways we cannot predict and some laws may be in conflict with one another. This may significantly increase our cost of doing business, particularly as we expand our localization efforts. In addition, we may not be readily able to achieve compliance with the requirements of certain privacy and data security laws and regulations within the required periods for compliance.

For example, we are subject to the General Data Protection Regulation (the "GDPR"), which imposes stringent operational requirements for controllers and processors of personal information of individuals in the U.K. and European Economic Area (the "EEA"), and noncompliance can trigger fines of up to the greater of €20 million or 4% of global annual revenues. Further, following the U.K.'s formal exit from the E.U. in January 2020, we became subject to the GDPR as incorporated into U.K. law. In June 2021, the European Commission formally approved an adequacy decision for the U.K. on data protection in which they deemed the U.K.'s data protection regime sufficient to protect E.U. personal data, but the U.K. is considering changes to the Data Protection Act and there is no guarantee that the European Commission will continue to retain its adequacy decision, which is set to expire on June 27, 2025, with respect to U.K. data protection law in the future. Additionally, although we are making use of the E.U. Standard Contractual Clauses with regard to the transfer of certain personal data to countries outside the EEA, recent legal developments in Europe have created complexity and regulatory compliance uncertainty regarding certain transfers of personal information from the EEA to the United States. For example, on July 10, 2023, the European Commission adopted a new adequacy decision on the E.U.-U.S. Data Privacy Framework ("Data Privacy Framework"), following the invalidation of the E.U.-U.S. Data Privacy Shield by the Court of Justice of the European Union in July 2020. The Data Privacy Framework create new privacy obligations allowing personal information to be transferred from the E.U. to U.S. entities who have self-certified under the framework. We currently rely on a mixture of mechanisms to transfer personal data from our U.K. and E.U. businesses to the U.S. and we are an active participant in we are an active participant in the Data Privacy Framework (list available at https://www.dataprivacyframework.gov/). As supervisory authorities issue further guidance on personal information export mechanisms, including circumstances where the standard contractual clauses cannot be used and/or start taking enforcement action, we could suffer additional costs, complaints, and/or regulatory investigations or fines. Moreover, if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our services and could adversely affect our financial results.

Several other foreign jurisdictions have adopted or are considering adopting new or updated comprehensive privacy legislation to offer additional data privacy for individuals, such as: Brazil, where its General Data Protection Law that imposes detailed rules for the collection, use, processing and storage of personal data in Brazil took effect on September 18, 2020, and became enforceable on August 1, 2021; and India, where on August 9, 2023 the Digital Personal Data Protection Act was passed and came into effect in June 2024, which imposes rules regarding the collection, use, processing and storage of personal data in India. Additionally, data privacy laws have been enacted in a number of jurisdictions, including, but not limited to, the European Union and certain U.S. states such as Illinois, Texas and Washington (in addition to U.S. cities, such as New York City), which regulate the collection and use of certain biometric data regarding individuals, including their facial images, and the use of such data, including in facial recognition systems. Similar laws have also been introduced in several additional states, but have not yet been enacted. We have entered into certain contractual agreements that may implicate or make use of such technology. Such laws may have the effect of adversely impacting our ability to grow our business in that area. Although we are closely monitoring regulatory

developments in this area, any actual or perceived failure by us to comply with any regulatory requirements or orders or other domestic or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against us by governmental entities or others (e.g., class action litigation), subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and/or adversely affect our business.

Data protection legislation is also becoming increasingly common in the United States at both the federal and state level. For example, in June 2018, the State of California enacted the California Consumer Privacy Act ("CCPA"), which came into effect on January 1, 2020. The CCPA requires, among other things, companies that collect personal information about California residents to make new disclosures to those residents about their data collection, use and sharing practices, allows residents to opt out of certain data sharing with third parties, and provides a new cause of action for data breaches. The California Privacy Rights Act ("CPRA") came into effect on January 1, 2023 (with a look back to January 2022). It amends and expands the CCPA to add additional disclosure obligations (including an obligation to disclose retention periods or criteria for categories of personal information), grant consumers additional rights (including rights to correct their data, limit the use and disclosure of sensitive personal information, and opt out of the sharing of personal information for certain targeted behavioral advertising purposes), and establishes a privacy enforcement agency known as the California Privacy Protection Agency ("CPPA"). The CPPA will serve as California's chief privacy regulator, which will likely result in greater regulatory activity and enforcement in the privacy area.

Further, the New York SHIELD Act became effective on March 21, 2020, the VACDPA became effective on January 1, 2023; the CPA and CTDPA both became effective on July 1, 2023; the UCPA became effective on December 31, 2023; the FDBR became effective on January 1, 2024; the OCPA and TDPSA both became effective on July 1, 2024, and the MTCDPA became effective on October 1, 2024 (MTCDPA, together with the CCPA, CPRA, VACDPA, CTDPA, FDBR, OCPA and TDPSA, the "U.S. State Privacy Laws"). The Delaware Personal Data Privacy Act, Iowa Consumer Data Protection Act, Maryland Online Data Privacy Act, Minnesota Consumer Data Privacy Act, Nebraska Data Privacy Act, New Hampshire Privacy Act, New Jersey Privacy Act, and Tennessee Information Protection Act are expected to become effective by the end of 2025. Each of these laws carry similar consumer rights to those provided under the GDPR and California's privacy laws, and require companies to make detailed disclosures to residents of those states about their data collection, use and sharing practices. Other states have also considered or are considering similar privacy laws. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. The scope and interpretation of data privacy and cybersecurity regulations continues to evolve, and we believe that the adoption of increasingly restrictive regulations in this area is likely in the near future within the U.S. at both state and federal levels. The burdens imposed by the U.S. State Privacy Laws and other similar laws that may be enacted at the federal and state level may require us to modify our data processing practices and policies and to incur substantial costs in order to comply with these laws and to investigate, and defend against potential private class-action litigation or litigation brought by regulatory authorities.

In the event of a security incident, we may also have obligations under foreign and U.S. breach notification laws, such as the New York SHIELD Act, which became effective on March 21, 2020. Our marketing and promotional activities may be subject to laws such as the Controlling the Assault of Non-Solicited Pornography And Marketing Act, the Telephone Consumer Protection Act and the Telemarketing Sales Rule.

Further, we may be or become subject to data localization laws mandating that data collected from a foreign country be processed and stored only within that country. For example, the Indian Parliament passed the Digital Personal Data Protection Act in 2023, which limits storage of certain personal data outside of India. Such data localization requirements may have cost implications for us, impact our ability to utilize the efficiencies and value of our global network, and affect our strategy. Further, if other countries in which we have customers were to adopt data localization laws, we could be required to expand our data storage facilities there or build new ones in order to comply with these laws. The expenditure this would require, as well as costs of ongoing compliance, could harm our financial condition.

We are subject to payments-related risks that may result in higher operating costs or the inability to process payments, either of which could harm our financial condition and results of operations.

Non-payment or late payments of amounts due to us by customers could significantly and negatively affect our business and financial performance. A portion of our customers typically purchase our products on payment terms, and therefore we assume a credit risk for non-payment in the ordinary course of business. We evaluate the credit-worthiness of new customers and perform ongoing financial condition evaluations of our existing customers; however, there can be no assurance that our allowances for uncollected accounts receivable balances will be sufficient. As of December 31, 2024, our allowance for doubtful accounts was $6.2 million. If the volume of sales to enterprise customers continues to grow, we

expect to increase our allowance for doubtful accounts primarily as the result of changes in the volume of sales to customers who pay on payment terms.

We accept payments using a variety of methods, including credit cards and debit cards, which are subject to additional regulations and compliance requirements and are susceptible to incidences of fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability, and rely on third parties to provide processing services, who may be unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. We may be required to provide cash deposits to our credit card processors. If we fail to comply with these rules or requirements, we could be subject to civil and criminal penalties or forced to cease our operations, fines and higher transaction fees or we could lose our ability to accept credit and debit card payments from consumers or facilitate other types of online payments. To date, we have experienced minimal losses from credit card fraud, but we continue to face the risk of significant losses from this type of fraud, which could adversely affect our financial condition and results of operations.

We are also subject to, or voluntarily comply with, several other laws and regulations relating to money laundering, international money transfers, privacy and information security and electronic fund transfers. If we were found to be in violation of applicable laws or regulations, we could be subject to civil and criminal penalties or forced to cease our operations.

We are, from time to time, subject to various litigation, the unfavorable outcomes of which might have a material adverse effect on our financial condition, results of operations and cash flow.

From time to time, we may become subject to various legal and regulatory proceedings relating to our business or otherwise. For example, see the discussion of lawsuits brought against us by former warrant holders of the Company and other litigation in *"Item 3. Legal Proceedings,"* *"Note 13 – Commitments and Contingencies"* of the notes to the financial statements and *"Item 7. Management's Discussion and Analysis of Financial and Results of Operations – Liquidity and Capital Resources"*. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot determine with certainty the ultimate outcome of any such litigation or proceedings. If the final resolution of any such litigation or proceedings is unfavorable, our financial condition, results of operations and cash flows could be materially affected.

Risks Related to Our Class A Common Stock

We qualify as an "emerging growth company" and "smaller reporting company" within the meaning of the Securities Act and Exchange Act, and we take advantage of certain exemptions from disclosure requirements available to emerging growth companies and smaller reporting companies, which could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.

We qualify as an "emerging growth company" and "smaller reporting company" under the Securities Act and Exchange Act. As such, we are eligible for and take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies and/or smaller reporting companies for as long as we continue to be an emerging growth company and/or smaller reporting company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (b) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (c) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2027, which is the last day of the fiscal year following the fifth anniversary of the date of the first sale of Class A common stock in connection with the Business Combination. We would cease to be a smaller reporting company if (i) the market value of our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is more than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter. We cannot predict whether investors will find our securities less attractive because we rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these

exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Our stock price has been and will likely continue to be volatile and may decline regardless of our operating performance.

The market price of our Class A common stock has fluctuated significantly in response to numerous factors and may continue to fluctuate, causing our stockholders to lose all or part of their investment in our Class A common stock since they may sell their shares at or below the price for which they purchased such shares. The trading price of our Class A common stock depends on a number of factors, including those described in this "*Item 1A. Risk Factors*" section, many of which are beyond our control.

The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their operating results. In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources, and harm our business, financial condition, and results of operations.

Our stock price may be exposed to additional risks because we became a public company through a "de-SPAC" transaction. There has been increased focus by government agencies on de-SPAC transactions in the last few years, and we expect that increased focus to continue, and we may be subject to increased scrutiny by the SEC and other government agencies and holders of our securities as a result, which could adversely affect the price of our Class A Common Stock.

Our stock price may also be exposed to additional risks because of uncertainties related to the pendency of the proposed merger with Shutterstock or our inability to complete the Merger, or to complete the Merger in a timely manner.

An active trading market for our Class A common stock may not be sustained.

Our Class A common stock is listed on the NYSE under the symbol "GETY" and trades on that market. We cannot assure you that an active trading market for our Class A common stock will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares.

Future sales of shares by existing stockholders could cause our stock price to decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

If our existing stockholders sell or indicate an intention to sell substantial amounts of our Class A common stock in the public market, the trading price of our Class A common stock could decline. For example, as of March 1, 2025, the Getty Family Stockholders and Koch Icon Investments, LLC ("Koch Icon") held 46.9% and 19.8% of our Class A common stock, respectively. In addition, shares underlying any outstanding options and Restricted Stock Units will become eligible for sale if exercised or settled, as applicable, and to the extent permitted by the provisions of various vesting agreements and Rule 144 of the Securities Act ("Rule 144"). All the shares of Class A common stock subject to stock options outstanding and reserved for issuance under its equity incentive plans were registered under the Securities Act and such shares are eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our Class A common stock could decline.

As restrictions on resale have end and the registration statements are available for use, the market price of our Class A common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A common stock or other securities.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business, or its market, or if they change their recommendations regarding our Class A common stock adversely, the trading price or trading volume of our Class A common stock could decline.

The trading market for our Class A common stock is influenced in part by the research and reports that securities or industry analysts may publish about us, its business, our market, or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our Class A Common Stock, provide a more favorable recommendation about our competitors, or publish inaccurate or unfavorable research about our business, the trading price of our Class A common stock would likely decline. In addition, we currently expect that securities research analysts will establish and publish their own periodic projections for our business. These projections may vary widely and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match the projections of these securities research analysts. While we expect research analyst coverage, if no analysts commence or maintain coverage of us, the trading price and volume for our Class A common stock could be adversely affected. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our Class A common stock to decline.

Delaware law and anti-takeover provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our Class A Common Stock.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions that could depress the trading price of our Class A common stock by acting to discourage, delay, or prevent a change of control of us or changes in our management that our stockholders may deem advantageous. These provisions include the following:

- a classified Board of Directors so that not all members of our Board of Directors are elected at one time;
- the right of our Board of Directors to establish the number of directors and fill any vacancies and newly created directorships;
- director removal solely for cause;
- "blank check" preferred stock that our Board of Directors could use to implement a stockholder rights plan;
- the right of our Board of Directors to issue our authorized but unissued Class A common stock and preferred stock without stockholder approval;
- no ability of our stockholders to call special meetings of stockholders;
- no right of our stockholders to act by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- limitations on the liability of, and the provision of indemnification to, our director and officers;
- the right of our Board of Directors to make, alter, or repeal our Amended and Restated Bylaws; and
- advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, we will continue to be subject to Section 203 of the Delaware General Corporate Law (the "DGCL"). Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of our Class A common stock.

Any provision of our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our Amended and Restated Certificate of Incorporation provides further that, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought under the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the exclusive-forum provision contained in our Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their Class A common stock after price appreciation as the only way to realize any future gains on their investment.

We may issue additional shares of Class A common stock or other equity securities without your approval, which would dilute shareholder ownership interests and may depress the market price of our Class A common stock.

As of December 31, 2024, we had outstanding options to purchase up to an aggregate of 25,599,000 shares of our Class A common stock, 5,427,000 outstanding Restricted Stock Units ("RSUs") and 1,319,167 outstanding Performance Restricted Stock Units ("PSUs") outstanding. We also have the ability to initially issue up to 51,104,577 shares of Class A common stock under the 2022 Equity Incentive Plan, 5,000,000 shares of Class A common stock under the ESPP, 6,000,000 shares of Class A common stock under the Earn Out Plan. Further, in connection with Shutterstock Merger Agreement, we will issue additional shares of Class A common stock.

We may issue additional shares of Class A common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

Our issuance of additional shares of Class A common stock or other equity securities of equal or senior rank would have the following effects:

* Our existing stockholders' proportionate ownership interest in us will decrease;
* the amount of cash available per share, including for payment of dividends (if any) in the future, may decrease;
* the relative voting strength of each previously outstanding share of Class A common stock may be diminished; and the market price of our shares of Class A common stock may decline.

Risks Related to the Proposed Merger with Shutterstock

Our inability to complete the Merger, or to complete the Merger in a timely manner, including as a result of the failure to obtain required regulatory approvals or the failure to satisfy the other conditions to the consummation of the Merger, could negatively affect our business, financial condition and results of operations.

The Merger is subject to various closing conditions, such as receipt of required regulatory approval and the approval of Shutterstock's stockholders, among other customary closing conditions. It is possible that the regulators may prohibit, enjoin or refuse to grant approval for the consummation of the Merger. If any condition to the closing of the Merger is not satisfied or, if permissible, not waived, the Merger will not be completed. In addition, satisfying the conditions to the closing of the Merger may take longer than we expect. There can be no assurance that the remaining conditions to closing will be satisfied or waived or that other events will not intervene to delay or result in the failure to consummate the Merger.

If the Merger is not completed or is delayed for any reason, there may be adverse consequences, and we may experience negative reactions from investors, the financial markets, our customers, our vendors and/or our employees. For example, depending on the circumstances that would have caused the Merger not to be completed, the price of our Class A common stock may decline materially. If that were to occur, it is uncertain when, if ever, our Class A common stock would return to the price levels at which the shares currently trade.

Failure to complete the Merger could trigger the payment of a termination fee, and, whether or not the Merger is consummated, we have incurred and will continue to incur significant costs, fees and expenses relating to professional services and transaction fees.

Under the Merger Agreement, we may be required to pay a termination fee if the Merger Agreement is terminated under specified circumstances in an amount of $32.7 million or $40.0 million, depending on the circumstances surrounding such termination. There can be no assurance that the Merger Agreement will not be terminated under the circumstances triggering these termination fee obligations. Furthermore, whether or not the Merger is consummated, we have incurred, and will continue to incur, significant costs, fees and expenses relating to professional services and transaction fees in connection with the proposed Merger. Payment of these costs, fees and expenses could adversely affect our business, financial condition and results of operations.

Uncertainties associated with the Merger may cause us to lose key customers or suppliers and make it more difficult to retain and hire key personnel, and the Merger may disrupt our current plans and operations or divert management's attention from our ongoing business.

As a result of the uncertainty surrounding the conduct of our business while the Merger is pending, our relationships with customers, suppliers and other parties may be adversely affected. Due to uncertainty about our future while the Merger is pending, we may lose customers or suppliers, or customers, suppliers and other parties may alter their business relationships with us.

In addition, our employees, including key personnel, may be uncertain about their future roles and relationships with us following the completion of the Merger, which may adversely affect our ability to retain and motivate them or to hire new employees. Moreover, while the Merger is pending, the potential disruption of plans or diversion of management's attention from our ongoing business operations could adversely affect our business, financial condition and results of operations.

We will be subject to business uncertainties and contractual restrictions while the Merger is pending.

The Merger Agreement subjects us to restrictions on our business activities prior to the closing of the Merger. For example, the Merger Agreement obligates us to generally conduct our business in the ordinary course until the closing and to use our reasonable best efforts to (i) preserve intact our current business organizations, (ii) preserve our assets and properties in good repair and condition and (iii) keep available the services of our current officers and other key employees and preserve our relationships with those having business dealings with us. These restrictions could prevent us from pursuing certain business opportunities that arise prior to the closing and are outside the ordinary course of business.

The proposed Merger and the integration of both companies may be more difficult, costly or time-consuming than expected, and we may fail to realize the anticipated benefits of the Merger.

The success of the Merger will depend in part on our ability to realize anticipated revenue and cost synergies and on our ability to successfully integrate the businesses. If we are not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully, or at all, or may take longer to realize than expected. In addition, our ability to achieve the goals for the proposed Merger may be affected by future prospects, execution of business strategies, and our ability to manage the various factors discussed within this Annual Report on Form 10-K, including within the forward-looking statements. The actual benefits of the proposed Merger also could be less than anticipated if, for example, completion of the Merger and/or integration of the businesses are more difficult, costly or time-consuming than we expect.

The market price of the combined company's common stock following the anticipated closing of the Merger may be affected by factors different from those that historically have affected or currently affect our common stock.

Upon completion of the Merger, the combined company's financial position may differ from our financial positions before the completion of the Merger, and the results of operations of the combined company may be affected by factors that are different from those currently affecting our results of operations. Accordingly, the market price and performance of the combined company's common stock is likely to be different from the performance of our common stock prior to the closing of the Merger.

We may be unable to retain personnel successfully while the Merger is pending or after the Merger is completed.

The success of the Merger will depend in part on our ability to retain key employees while the Merger is pending or after the Merger is consummated. If we are unable to retain key employees, including management, who are critical to the successful completion, integration and future operation of the combined company, we could face disruption in our operations, loss of key information, expertise or know-how, or unanticipated recruiting costs, which may impact our ability to achieve our goals related to the transaction.

We may become subject to lawsuits relating to the Merger, which could adversely affect our business, financial condition and operating results.

We and/or our respective directors and officers may become subject to lawsuits relating to the Merger. Such litigation is very common in connection with acquisitions of public companies, regardless of the merits of the underlying acquisition. While we will evaluate and defend against any actions vigorously, the costs of the defense of such lawsuits and other effects of such litigation could have an adverse effect on our business, financial condition and operating results.

Because the exchange ratio in the Merger Agreement is fixed and because the market price of Shutterstock and our Class A common stock will fluctuate prior to the completion of the Merger, we cannot be sure of the market value of our Class A common stock that will be paid to Shutterstock stockholders as consideration in the Merger.

Under the terms of the Merger Agreement, if the Merger is completed, each holder of Shutterstock common stock immediately prior to the transaction close will have the option to receive, subject to proration, for each share of Shutterstock common stock held by such holder:

- Cash consideration of $9.50 and 9.17 shares of our Class A common stock;
- Cash consideration of $28.8487; or
- 13.67237 shares of our Class A common stock.

The exchange ratio of the Merger consideration is fixed, and under the Merger Agreement there will be no adjustment to the Merger consideration for changes in the market price of Shutterstock common stock or our common stock prior to the completion of the Merger.

The respective market values of Shutterstock's common stock and our common stock have fluctuated and may continue to fluctuate during this period as a result of a variety of factors, including general market and economic conditions, changes in each company's business, operations and prospects, commodity prices, regulatory considerations, and the market's assessment of each company's business and the Merger. Such factors are difficult to predict and in many cases may be beyond the control of Shutterstock and us. The actual value of the Merger consideration that will be paid to Shutterstock stockholders at the completion of the Merger will depend on the market value of our Class A common stock at

that time. This market value may differ, possibly materially, from the market value of our Class A common stock at the time the Merger Agreement was entered into or at any other time.

Our stockholders will have a reduced ownership and voting interest in Getty Images following the merger and will exercise less influence over management.

Currently, our stockholders have the right to vote in the election of our Board and the power to approve or reject any matters requiring stockholder approval under Delaware law and our certificate of incorporation and bylaws. Upon completion of the merger, each of our stockholders will have a percentage ownership of Getty Images that is smaller than the their current percentage ownership. It is expected that our stockholders will hold approximately 54.7%, and Shutterstock's stockholders will hold approximately 45.3%, of the fully diluted shares of the combined company immediately after the merger.

Consequently, even if all of our stockholders voted together on all matters presented to Getty Images stockholders from time to time following the merger, our current stockholders would exercise significantly less influence over Getty Images after the completion of the merger relative to their influence prior to the completion of the merger, and thus would have a less significant impact on the approval or rejection of future Getty Images proposals submitted to a stockholder vote.

The Getty Family Stockholders currently have the right to nominate three directors to our Board of Directors, and Koch Icon currently has the right to nominate two directors to our Board of Directors. If the Merger is completed, the Getty Family Stockholders will have the right to nominate two directors to our Board of Directors and Koch Icon will have the right to nominate one director to our Board of Directors, subject to certain ownership thresholds.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

The Company's management is responsible for the day-to-day management of risk, and our Board of Directors, including through its committees, is responsible for understanding and overseeing the various risks facing the Company.

Cybersecurity Risk Management and Strategy

Increased global cybersecurity vulnerabilities, threats and more sophisticated and targeted cyber-related attacks pose an ongoing risk to the security of our information systems and networks. Getty Images seeks to manage cybersecurity risks consistent with its general approach to enterprise risk management.

Getty Images engages third parties to conduct assessments to help it identify, categorize and manage cyber risks and to confirm compliance with applicable legal and regulatory requirements. Additionally, management and third parties conduct ongoing vulnerability scanning and performs penetration testing from time to time to help Getty Images identify and reduce the threat of known and emerging cybersecurity risks.

Board Oversight and Governance

Getty Images' Board of Directors has delegated the oversight of cybersecurity risks to the Audit Committee. The Audit Committee assists Getty Images' Board of Directors in its oversight of the policies and practices used by Getty Images to identify, assess and manage key risks facing Getty Images, including cybersecurity risks. Members of management, including the Company's Chief Technology Officer ("CTO"), provide the Audit Committee with updates on cybersecurity and information technology matters. In turn, the Audit Committee and management also provide updates to Getty Images' Board of Directors. In addition to reporting to the Audit Committee and Getty Images' Board of Directors, the CTO provides periodic reports to our Chief Executive Officer and other members of our senior management as appropriate. The Audit Committee, or Getty Images' Board of Directors, is notified of cybersecurity incidents, as appropriate, in accordance with the Company's incident response processes.

Cybersecurity Oversight

Management plays an important role in assessing and managing Getty Images' material risks from cybersecurity threats. The CTO is responsible for oversight of the design and implementation of the security program and strategy. Getty Images' current CTO has served in various roles in technology for over 25 years, and has had had oversight of information technology and information security for both Getty Images (7+ years) and other organizations.

At the employee level, we maintain an experienced information technology team who is tasked with implementing our privacy and cybersecurity program and support the CTO in carrying out reporting, security, and mitigation functions.

As part of the Getty Images cybersecurity program, cross-functional teams throughout the Company address cybersecurity threats and respond to cybersecurity incidents. Through ongoing communications with these teams, the CTO and senior management are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents and escalate such threats and incidents as appropriate through the processes described in more detail below.

Management's cybersecurity risk management strategy and processes focus on several key areas, including:

- Incident Response Planning: Getty Images has a global Information Security Incident Response Plan (the "Plan") for identifying and managing cyber and data security threats. The Plan defines the roles and responsibilities of Company stakeholders involved in responding to cyber and data security events, severity levels and incident categories, and it outlines a process for incident management, including escalation and communication procedures. A cross-functional working group of security, privacy, and legal personnel review significant incidents to determine if further escalation is appropriate. If an incident could be deemed material, it is escalated to the CTO and other members of the executive team, and we consult with outside counsel during this assessment as appropriate.

- Technical Safeguards: Getty Images seeks to continuously improve technical safeguards that are designed to protect its information systems. Standards include controls for identity and access management, cyber threat and incident management, data security, encryption, human resource security, network and device security, secure asset management, secure system development, security operations and third-party security. While Getty Images seeks to maintain adequate cybersecurity controls, it may not always be effective. See "*Item 1A. Risk Factors— Our failure to protect the proprietary information of our customers and our networks against cyberattacks, security breaches or unauthorized access could adversely affect our business and results of operations, damage our reputation and expose us to liability*" and "*We collect, store, process, transmit and use personal information, which subjects us to governmental regulation and other legal obligations in many jurisdictions related to privacy, information security and data protection*" for more information as well as related risks.

- Education and Awareness: We require annual employee trainings on privacy and cybersecurity, records and information management, and generally seek to promote awareness of cybersecurity risk through communication and education of our employee population.

- Third-Party Risk Management: We rely on certain third-party computer systems and third-party service providers in connection with providing some of our services. We also depend upon various third parties to process payments for our transactions around the world. These third-party business partners, service providers, and consultants need to access our customer and other data and in some cases connect to our computer networks. We define expected security and privacy requirements through our contracting processes with third parties and we perform third-party cyber risk assessments to monitor the cyber risk management efforts of third parties as needed.

- Threat Intelligence: Our security teams engage in threat intelligence, predictive modeling, and penetration testing to understand the Company's threat landscape and reduce the risk and impact of cybersecurity incidents.

Material Effects of Cybersecurity Incidents

As of the date of this Annual Report, we have experienced cybersecurity incidents and threats, including malware, phishing, partner and customer account takeover attacks, and denial-of-service attacks on our systems. We do not believe these cybersecurity incidents have materially affected our business strategy, results of operations, or financial condition. However, there is no guarantee that a future cyber incident would not materially affect our business strategy, results of operations or financial condition. To learn more about risks from cybersecurity threats, review the risk factors included in "*Item 1A. Risk Factors*" in this Annual Report, as updated by Getty Images' subsequent SEC filings. The risks described in such filings are not the only risks facing Getty Images. Additional risks and uncertainties not currently known or that may currently be deemed to be immaterial may materially adversely affect Getty Images' business, financial condition, or results of operations.

Item 2. Properties.

Our major U.S. offices are located in New York and Seattle, and our major offices in the rest of the world are located in London, Dublin, and Calgary. In all, as of December 31, 2024, we have staff in 32 countries across the globe. We lease these offices and all of our other office spaces around the world.

For additional information regarding obligations under operating leases, see *"Note 19 – Leases"* of the Notes to the consolidated financial statements included in this Annual Report.

We believe that our facilities are adequate for our current needs.

Item 3. Legal Proceedings.

The Company previously issued 20,700,000 public warrants, which were governed by a Warrant Agreement, dated August 4, 2020 (the "Warrant Agreement") and redeemed by the Company in October 2022. In late 2022 and early 2023, the Company was named as a defendant in two lawsuits filed by former public warrant holders in the United States District Court for the Southern District of New York, related to the Warrant Agreement: Alta Partners, LLC v. Getty Images Holdings, Inc., Case No. 1:22-cv-08916 (filed October 19, 2022), and CRCM Institutional Master Fund (BVI) LTD, et al. v. Getty Images Holdings, Inc., Case No. 1:23-cv-01074 (filed February 8, 2023) (together, the "Initial Warrant Litigation"). Alta Partners, LLC ("Alta") and the CRCM Institutional Master Fund (BVI), LTD parties ("CRCM" and together with Alta, the "Plaintiffs") generally alleged that the Company had breached the Warrant Agreement by purportedly refusing to permit warrant holders to exercise the public warrants beginning thirty days after the July 2022 business combination pursuant to which the Company became a public company closed and issue shares of the Company's common stock in respect of the warrant exercises on the basis of the Company's Form S-4 registration statement that had been filed and declared effective by the SEC in connection with the business combination, and alternative claims for violations of federal securities laws, including claims under the Securities Act of 1933 and/or the Securities Exchange Act of 1934. The Plaintiffs sought, among other things, an award of money damages measured by the difference between the market price of the Company's common stock on the purported exercise date less the $11.50 exercise price of the warrant multiplied by the number of public warrants each Plaintiff purported to exercise, or would have sought to exercise, on the exercise date. On February 17, 2023, the Court consolidated the actions for purposes of discovery. The Company filed answers to the complaints, and discovery closed on August 28, 2023. On September 11, 2023, all parties filed cross-motions for summary judgment. On October 27, 2023, the Court issued its decision on the cross-motions for summary judgment and entered judgment in favor of Plaintiffs on their breach of contract claims and, in accordance with Plaintiffs' calculations, awarded damages in the amount of $36.9 million for Alta with respect to 2,066,371 public warrants that it owned as of the purported exercise date and $51.0 million for CRCM with respect to 3,010,764 public warrants that they owned as of the purported exercise date, plus, in each case, pre-judgment interest of 9% per annum. The Court entered judgment in favor of the Company on all other claims asserted by Plaintiffs including a similar breach of contract claim by Alta with respect to 11,593,149 public warrants that Alta had purchased in the open market after the date on which it had purported to exercise warrants and before the warrants were redeemed by the Company, and for which Alta sought the same per warrant money damages. The Company has appealed the portion of the Court's judgment in favor of Plaintiffs and intends to continue to defend itself vigorously. Alta has cross-appealed the portion of the Court's judgment in favor of the Company with respect to the later-acquired public warrants. The appeals have been fully briefed and the United States Court of Appeals for the Second Circuit heard oral argument on January 22, 2025, and the appeal is sub judice.

The Company has been named as a defendant in fourteen additional lawsuits by purported former public warrant holders alleging to have owned approximately 4.2 million public warrants in the aggregate (collectively, the "Follow-On Warrant Litigation"). Two of these additional suits were filed in the United States District Court for the Southern District of New York, Daniel Berner v. Getty Images Holdings, Inc., Case No. 1:24-cv-04483-JSR (filed June 11, 2024), and James Lapp v. Getty Images Holdings, Inc., Case No. 1: 24-cv-05129-JSR (filed July 5, 2024) (the "Berner/Lapp Actions") and were pending before the same Judge that decided the Initial Warrant Litigation. These complaints generally allege breaches of the Warrant Agreement, and Berner has plead an alternative claim for violation of federal securities laws. The Court entered an order dismissing Berner's alternative claims for violation of federal securities laws, and the Company filed answers to the complaints with respect to plaintiffs' contract claims. The Plaintiffs in the Berner/Lapp Actions have argued that these matters are substantially similar to the Initial Warrant Litigation, and that the decision (including the method for calculating damages, which the Company disputes) reached in the Initial Warrant Litigation should be binding on the Company in the Berner/Lapp Actions. The federal court has consolidated the Berner/Lapp Actions for all pretrial purposes and entered a schedule, which included a hearing on motions for summary judgment on December 20, 2024. Following the summary judgement hearing, on January 27, 2025, the Court issued a bottom-line order in the Berner/ Lapp Actions granting summary judgement to plaintiffs Berner and Lapp reciting that "[a]n Opinion explaining the reasons for this ruling will issue in due course, at which time judgment will be entered." As of the date of this filing, no Opinion or judgment has been issued. If the Judge applies the same damages calculation as the Initial Warrant Litigation, the damages are expected to be approximately $6.2 million plus interest. The Company expects that it will appeal the Opinion and judgment.

The other twelve additional suits since the Initial Warrant Litigation have been filed in the New York State Supreme Court, New York County: CSS, LLC v. Getty Images Holdings, Inc., Index No. 653527/2024 (filed July 12, 2024); Walleye Manager Opportunities LLC et. al. v. Getty Images Holdings, Inc., Index No. 653528/2024 (filed July 12,

2024); Funicular Funds LP v. Getty Images Holdings, Inc., Index No. 653410/2024 (filed July 5, 2024); MPF Broadway Convexity Fund I, LP et. al. v. Getty Images Holdings, Inc., Index No. 653411/2024 (filed July 5, 2024), LMR Multi-Strategy Master Fund Limited et al. v. Getty Images Holdings, Inc., Index No. 654963/2024 (filed September 20, 2024); Jordan Flannery v. Getty Images Holdings, Inc., Index No. 654961/2024 (filed September 20, 2024); Bi-Directional Disequilibrium Fund, L.P. et al. v. Getty Images Holdings, Inc., Index No. 654960/2024 (filed September 20, 2024); Holland v. Getty Images Holdings, Inc., Index No. 655746/2024 (filed October 29, 2024); Hunsicker v. Getty Images Holdings, Inc., Index. No. 655911/2024 (filed November 7, 2024); Dasher, et al. v. Getty Images Holdings, Inc., Index No. 655913/2024 (filed November 7, 2024); Parker v. Getty Images Holdings, Inc., Index No. 659240/2024 (filed November 22, 2024); Highbridge Tactical Credit Master Fund L.P. et. al. v. Getty Images Holdings, Inc., Index No. 650402/2025 (filed January 21, 2025) (the "NY State Actions"). The NY State Actions generally allege breaches of the Warrant Agreement and seek an award of money damages, and the plaintiffs in these actions could seek, and the courts could award, money damages per warrant that are less than, equal to or greater than the per warrant money damages awarded in the Initial Warrant Litigation. The Company's response to the complaints filed in the NY State Actions are not yet due. It is possible that additional purported former warrant holders of the Company could bring additional lawsuits against the Company, its directors or officers, alleging substantially similar claims, or new or different claims relating to the public warrants. The Company intends to defend itself vigorously in the Initial Warrant Litigation, the Follow-on Warrant Litigation and any future actions and is unable to estimate any potential additional loss or range of loss that may result from the ultimate resolution of these matters, which could be material to the Company's business, financial condition, results of operations and cash flows. For additional information about availability of insurance proceeds to fund potential losses, see *Liquidity and Capital Resources* within Item 7. - *Management's Discussion and Analysis of Financial Condition Results of Operations*.

Getty Images (US), Inc. is a plaintiff in a lawsuit filed in the United States District Court for the District of Delaware against Stability AI, Inc., Stability AI, Ltd. and Stability AI US Services Corp. The case, Getty Images (US), Inc. v. Stability AI, Inc., Case No. 1:23-cv-00135-JHL, arises out of the defendant's alleged unauthorized reproduction of approximately 12.0 million in images from Getty Images' websites, along with the accompanying captions and associated metadata, and use of the copied content in connection with various iterations of Stability AI's generative artificial intelligence model known as Stable Diffusion. Getty Images (US), Inc. has asserted claims for copyright infringement; falsification of copyright management information; trademark infringement; unfair competition; trademark dilution; and deceptive trade practices. Getty Images (US), Inc. seeks, among other things, monetary damages and injunctive relief. The case was originally filed on February 3, 2023 against Stability AI, Inc., and an Amended Complaint adding Stability AI, Ltd. as a defendant was filed on March 29, 2023. On May 2, 2023, the defendants moved to dismiss or, in the alternative, to transfer the case to the Northern District of California. The defendants' motion was premised on their contention that Stability AI, Ltd. is not subject to personal jurisdiction in Delaware. Getty Images served jurisdictional discovery requests on Defendants on May 12, 2023, and the parties agreed to extend Getty Images (US), Inc.'s time to respond to the motion to dismiss while the parties engage in discovery relating to the defendants' activities within Delaware and other states in the U.S. On January 26, 2024, the court dismissed the defendants' motion to dismiss without prejudice with leave to re-file upon the completion of jurisdictional discovery. Following substantial completion of jurisdictional discovery, Getty Images (US), Inc. filed an unopposed motion for leave to file a Second Amended Complaint, which was granted on July 8, 2024. The Second Amended Complaint added Stability AI US Services Corporation as a third defendant. On July 29, 2024, the defendants filed a renewed motion to dismiss premised on their contention that Stability AI, Ltd. is not subject to personal jurisdiction in Delaware and also filed a motion to transfer the case to the Northern District of California. The motion has been fully briefed and is still pending a decision by the Court. No case schedule has been set.

Arising out of similar alleged facts, Getty Images (US), Inc., Getty Images International U.C., Getty Images (UK) Limited, Getty Images Devco UK Limited and iStockphoto LP are Claimants in proceedings issued in the High Court of England & Wales against Stability AI Limited on January 16, 2023, claim number IL2023-000007, which, together with the Particulars of Claim (the Claimants' statement of case) were served on the defendant on May 12, 2023. The Claimants assert claims for copyright infringement, infringement of database rights, trademark infringement and passing off and seeks, amongst other things, monetary damages, injunctive relief and legal costs. In June 2023, Stability filed a motion to strike certain portions of the claim and grant summary judgment on various claims made by Getty Images including the claim for secondary infringement of copyright. The court conducted a hearing on the issues in October 2023.

Following the hearing, the Judge gave judgment and issued an order denying Stability's motion in its entirety and granted costs to Getty Images. The order became final and public in late January 2024. Stability requested permission to appeal against the decision not to grant summary judgment on the secondary infringement claim but that request was refused in July 2024. The case schedule was set in July 2024 for the next stages of the litigation, including exchange of the trial witness evidence, disclosure and amendments to the parties' claims or defense. The parties have now substantially completed the evidence and disclosure phases and the next key phase will be the service of expert reports. The Court has

held several hearings to address procedural issues, which will be ongoing through late March 2025. A trial date has been set for early June 2025 in the High Court in London and is estimated to last about four weeks.

The Company has made certain litigation reserves in respect of the Initial and Follow-On Warrant Litigation in the Consolidated Statements of Operations. Although the Company cannot be certain of the outcome of any litigation or the disposition of any claims, or the amount of damages and exposure, if any, that the Company could incur, the Company does not currently believe that a material loss arising from the final disposition of existing matters is probable. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot determine with certainty the ultimate outcome of any such litigation or proceedings. If the final resolution of any such litigation or proceedings is unfavorable, our financial condition, results of operations and cash flows could be materially affected. Further, in the ordinary course of business, the Company is also subject to periodic threats of lawsuits, investigations and claims. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

The Company has open tax audits in various jurisdictions and some of these jurisdictions require taxpayers to pay assessed taxes in advance or at the time of appealing such assessments. One such jurisdiction is Canada, where one of the Company's subsidiaries, iStockphoto ULC, received tax assessments from the Canada Revenue Agency ("CRA") asserting additional tax is due. The position taken by the CRA is related to the transactions between iStockphoto ULC and other affiliates within the Getty Images group for the 2015 Canadian income tax return filed. The Company believes the CRA position lacks merit and intends to vigorously contest these assessments through the appeal process, including engaging with the U.S. Competent Authority.

As part of the appeal process in Canada, the Company may be required to pay a portion of the assessment amount, which the Company estimates could be up to $17.4 million. Such required payment is not an admission that the Company believes it is subject to such taxes. The Company believes it is more likely than not it will prevail on appeal, however, if the CRA were to be successful in the appeal process, the Company estimates the maximum potential outcome could be up to $25.3 million.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our Class A common stock is currently listed on the NYSE under the symbol "GETY". As of March 12, 2025, there were 412,567,845 shares of Class A common stock issued and outstanding held of record by 41 holders. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, this number is not indicative of the total number of stockholders represented by these stockholders of record.

Dividends

We have not paid any cash dividends on our Class A common stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our Board at such time. In addition, we are not currently contemplating and do not anticipate declaring any cash dividends in the foreseeable future as it is currently expected that available cash resources will be utilized in connection with our ongoing operations.

Recent Sales of Unregistered Securities

All sales of unregistered securities during the fiscal year ended December 31, 2024 have been previously reported in our filings with the SEC.

Issuer Purchases of Equity Securities

We did not acquire any shares of Class A common stock during the three months ended December 31, 2024.

Stock Performance Graph

The following graph compares the cumulative total return to stockholders from the closing price on July 25, 2022 (the date our Class A common stock began trading on the NYSE following the Business Combination) through December 31, 2024, relative to the performance of the Russell 2000 Index and the S&P Composite 1500 Interactive Media & Services Index. The stock performance graph assumes $100 was invested in our Class A common stock and the common

stock of each of the companies listed on the Russell 2000 Index and the S&P Composite 1500 Interactive Media & Services Index on July 25, 2022.



	7/25/2022	12/31/2022	06/30/2023	12/31/2023	06/30/2024	12/31/2024
Getty Images Holdings, Inc.	$ 100.00	$ 60.56	$ 53.33	$ 57.38	$ 35.63	$ 23.61
Russell 2000 Index	$ 100.00	$ 97.57	$ 105.44	$ 114.04	$ 116.01	$ 127.18
S&P Composite 1500 Interactive Media & Services Index	$ 100.00	$ 80.49	$ 126.27	$ 149.55	$ 200.33	$ 217.24

Item 6.

[Reserved]

Item 7. Management's Discussion and Analysis of Financial and Results of Operations

Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of Getty Images should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The discussion should also be read together with the "Cautionary Note Regarding Forward-Looking Statements" above and the "Item 1A. Risk Factors" disclosure above for additional discussion of the risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Note the discussion below does not consider the impact of the planned merger, announced on January 7, 2025, between Getty Images Holdings, Inc. and Shutterstock, Inc.

Merger Agreement with Shutterstock

On January 6, 2025, Getty Images entered into an Agreement and Plan of Merger (the "Merger Agreement") to combine in a merger-of-equals transaction with Shutterstock. Subject to terms and conditions in the Merger Agreement, the aggregate consideration to be paid by Getty Images in respect of the outstanding shares of common stock of Shutterstock will be:

- An amount in cash equal to the product of $9.50 multiplied by the number of shares of Shutterstock common stock outstanding immediately prior to the transaction close (including vested Shutterstock restricted stock units and performance stock units) (the "Total Cash Amount"); and

- A number of shares of our Class A common stock equal to the product of 9.17 multiplied by the number of shares of Shutterstock common stock outstanding immediately prior to the transaction close (including vested Shutterstock restricted stock units and performance stock units) (the "Total Stock Amount").

Each of the Total Cash Amount and the Total Stock Amount will be fixed as of immediately prior to closing of the Merger. Therefore, cash elections will be subject to proration if cash elections are oversubscribed and stock elections will be subject to proration if stock elections are oversubscribed.

Each holder of Shutterstock common stock immediately prior to the transaction close will have the option to receive, subject to proration, for each share of Shutterstock common stock held by such holder:

- Cash consideration of $9.50 and 9.17 shares of our Class A common stock;

- Cash consideration of $28.8487; or

- 13.67237 shares of our Class A common stock.

Following the close of the transaction, Getty Images stockholders will own approximately 54.7% and Shutterstock stockholders will own approximately 45.3% of the combined company on a fully diluted basis. The transaction is subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals, the approval of Getty Images and Shutterstock stockholders and other customary closing conditions.

Through December 31, 2024, Getty Images has expensed $4.1 million of legal, accounting, and direct costs related to this proposed Merger in "*Other operating expenses (income) – net*" on the consolidated balance sheet.

On January 28, 2025, Getty Images filed its Premerger Notification and Report Form under the HSR Act ("HSR Filing"). On February 27, 2025 Getty Images withdrew its HSR Filing and refiled it on March 3, 2025. The waiting period under the HSR Act will expire at 11:59 pm on April 2, 2025, unless earlier terminated or otherwise extended.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.2 and incorporated herein by reference.

Refinancing Amendment

On February 21, 2025 (the "Amendment Effective Date"), Abe Investment Holdings, Inc., a Delaware corporation (the "Parent Borrower"), and Getty Images, Inc., a Delaware corporation (the "Getty Borrower", and together with the Parent Borrower, the "Borrowers"), which are subsidiaries of Getty Images, entered into the Second Incremental Commitment Amendment and Third Amendment to Credit Agreement (the "Refinancing Amendment"), which amended their existing credit agreement, dated as of February 19, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified prior to the Amendment Effective Date, the "Existing Credit Agreement" and as amended by the Refinancing Amendment, the "Amended Credit Agreement"). The Refinancing Amendment, among other things, provided for (i) a new tranche of senior secured fixed rate incremental term loans denominated in U.S. Dollars in an aggregate principal amount of $580.0 million (the "Dollar Fixed Rate Term B-1 Loans") and (ii) a new tranche of senior secured term loans denominated in Euros in an aggregate principal amount of €440.0 million (the "Euro Term B-1 Loans" and together with the Dollar Fixed Rate Term B-1 Loans, the "Term B-1 Loans"). The proceeds of the Term B-1 Loans were used to refinance in full all outstanding term loans under the Existing Credit Agreement. The Term B-1 Loans will mature on February 21, 2030; provided that, if more than $25.0 million of the Borrowers' existing senior unsecured notes or refinancing indebtedness in respect thereof remain outstanding with a maturity date earlier than the date that is 91 days after February 21, 2030, then the maturity of the Euro Term B-1 Loans shall spring to the date that is 91 days prior to the maturity of such senior unsecured notes or refinancing indebtedness in respect thereof.

The Dollar Fixed Rate Term B-1 Loans will accrue interest at an initial fixed rate of 11.25% per annum (the "Initial Fixed Rate"), which will step-up to 12.25% per annum on May 14, 2025 and 13.25% per annum (the "Maximum Fixed Rate") on August 14, 2025; provided that, if the Borrowers (i) commence a Permitted Debt Exchange Offer (as defined in the Amended Credit Agreement) and (ii) either (x) consummate such Permitted Debt Exchange (as defined in the Amended Credit Agreement) or (y) if no lenders elect to exchange their Dollar Fixed Rate Term B-1 Loans, permit the full election period set forth in the definitive documentation for such Permitted Debt Exchange Offer to expire, in each case, with respect to the Dollar Fixed Term B-1 Loans on or before December 31, 2025, then the interest rate shall be the Initial Fixed Rate at all times thereafter; provided further that, if such first Permitted Debt Exchange is consummated after December 31, 2025, then the interest shall be the Maximum Fixed Rate at all times thereafter. The Dollar Fixed Rate Term B-1 Loans shall be due and payable at maturity.

The Euro Term B-1 Loans will accrue interest at the Adjusted Eurodollar Rate (as defined in the Amended Credit Agreement and based on EURIBOR) plus 6.00% per annum. The Euro Term B-1 Loans will amortize at 5.0% per annum, payable in equal quarterly installments beginning on June 30, 2025.

With respect to the Dollar Fixed Rate Term B-1 Loans, any optional prepayment or mandatory prepayment as a result of incurring refinancing debt on or prior to the fourth anniversary of the Amendment Effective Date will be subject to a prepayment premium equal to (i) if such prepayment is made prior to the second anniversary of the Amendment Effective Date, a make-whole amount constituting the applicable Initial Prepayment Premium (as defined in the Amended Credit Agreement), (ii) if such prepayment is made on or after the second anniversary of the Amendment Effective Date but prior to the third anniversary of the Amendment Effective Date, 5.625% of the principal amount of the Dollar Fixed Rate Term B-1 Loans prepaid and (iii) if such prepayment is made on or after the third anniversary of the Amendment Effective Date but prior to the fourth anniversary of the Amendment Effective Date, 2.813% of the principal amount of the Dollar Fixed Rate Term B-1 Loans prepaid. With respect to the Euro Term B-1 Loans, any optional prepayment or mandatory prepayment as a result of incurring refinancing debt on or prior to the second anniversary of the Amendment Effective Date will be subject to a prepayment premium equal to (i) if such prepayment is made prior to the first anniversary of the Amendment Effective Date, a make-whole amount constituting the applicable Initial Prepayment Premium and (ii) if such prepayment is made on or after the first anniversary of the Amendment Effective Date but prior to the second anniversary of the Amendment Effective Date, 1.00% of the principal amount of the Euro Term B-1 Loans prepaid. Any prepayment of Term B-1 Loans in connection with a Permitted Debt Exchange shall not be subject to any prepayment premium.

The foregoing description of the Refinancing Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Refinancing Amendment, which is attached hereto as Exhibit 10.5 and incorporated herein by reference.

Business Overview and Recent Developments

In 1995, Mark Getty and Jonathan Klein co-founded the predecessor to Getty Images, Inc. in London. In September 1997, Getty Communications, as it was called at the time, merged with PhotoDisc, Inc. to form Getty Images,

Inc. Legacy Getty was incorporated in Delaware on September 25, 2012, and in October of the same year, indirectly acquired Getty Images, Inc.

On July 22, 2022 (the "Closing Date"), the Company consummated the transactions in the Business Combination Agreement, dated December 9, 2021 (the "Business Combination Agreement" and the consummation of such transactions, the "Closing"), by and among CC Neuberger Principal Holdings II, a Cayman Islands exempted company ("CCNB"), the Company (at such time, named Vector Holding, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCNB), Vector Domestication Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company ("Domestication Merger Sub"), Vector Merger Sub 1, LLC, a Delaware limited liability company and a wholly-owned subsidiary of CCNB ("G Merger Sub 1"), Vector Merger Sub 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of CCNB ("G Merger Sub 2"), Griffey Global Holdings, Inc., a Delaware corporation ("Legacy Getty"), and Griffey Investors, L.P., a Delaware limited partnership (the "Partnership"). On the day prior to the Closing Date, the Company statutorily converted from a Delaware limited liability company to a Delaware corporation (the "Statutory Conversion"). On the Closing Date, CCNB merged with and into Domestication Merger Sub, with Domestication Merger Sub surviving the merger as a wholly-owned direct subsidiary of the Company (the "Domestication Merger"). Following the Domestication Merger on the Closing Date, G Merger Sub 1 merged with and into Legacy Getty, with Legacy Getty surviving the merger as an indirect wholly-owned subsidiary of the Company (the "First Getty Merger"). Immediately after the First Getty Merger, Legacy Getty merged with and into G Merger Sub 2 with G Merger Sub 2 surviving the merger as an indirect wholly-owned subsidiary of the Company (the "Second Getty Merger" and together with the First Getty Merger, the "Getty Mergers" and, together with the Statutory Conversion and the Domestication Merger, the "Business Combination").

Getty Images is a preeminent global visual content creator and marketplace, providing a diverse collection of high-quality photos, illustrations, videos, and music licensing to businesses, media organizations, and individuals worldwide. The Company is one of the largest and most respected providers of stock imagery and multimedia content.

For 30 years, Getty Images has embraced innovation, from analog to digital, from offline to e-commerce, from stills to video, from single image purchasing to subscriptions, from websites to application programming interfaces ("APIs"), from pre-shot content to AI generated content designed to be commercially safe. With quality content at the core of our offerings, we embrace innovation as a means to service our existing customers better and to reach new ones.

We offer comprehensive content solutions, including a la carte ("ALC") and subscription access to our pre- shot content and coverage, generative AI-services, custom content and coverage solutions, digital asset management tools, data insights, research, and print offerings.

Through our content and coverage, Getty Images moves the world—whether the goal is commercial or philanthropic, revenue-generating or society-changing, market-disrupting or headline-driving. Through our staff, our exclusive contributors and partners, and our expertise, data, and research, Getty Images' content grabs attention, sheds light, represents communities, and reminds us of our history.

Through Getty Images, iStock, and Unsplash, we offer a full range of content solutions to meet the needs of any customer—no matter their size—around the globe, with over 604 million visual assets available through its industry-leading sites. New content and coverage are added daily, with over 11 million new assets added each quarter and over 2.7 billion searches annually. The Company has over 716,000 purchasing customers, with customers from almost every country in the world with websites in 23 languages bringing the world's best content to media outlets, advertising agencies, and corporations of all sizes and, increasingly, serving individual creators and prosumers.

In support of its content, Getty Images employs 110 staff photographers and videographers, and distributes the content of over 583,000 contributors and more than 350 premium content partners. Over 81,000 of our contributors are exclusive to the Company, creating content that cannot be found anywhere else. Each year, we cover more than 160,000 global events across news, sport, and entertainment, providing a depth and breadth of coverage that is unmatched. Getty Images also maintains one of the largest and best privately-owned photographic archives in the world, with over 150 million images across geographies, periods, and verticals.

We distribute content and services offerings through three primary product lines:

Creative

Creative is comprised of royalty-free ("RF") photos, illustrations, vectors, videos, and generative AI-services that are released for commercial use and cover a wide variety of commercial, conceptual, and contemporary subjects, including lifestyle, business, science, health, wellness, beauty, sports, transportation and travel. This content is available for immediate use by a wide range of customers with depth, breadth, and quality, allowing our customers to produce impactful websites, digital media, social media, marketing campaigns, corporate collateral, textbooks, movies, television and online video content relevant to their target geographies and audiences. We primarily source Creative content from a broad network of professional, semi-professional, and amateur creators, many exclusive to Getty Images. We have a global creative insights team dedicated to providing briefing and art direction to our exclusive contributor community. Creative represents 58.9%, 63.1% and 63.2% of our revenue of which 56.0%, 52.2%[1] and 46.5%[1] is generated through our annual subscription products, for the years ended December 31, 2024, 2023 and 2022, respectively. Annual Subscription products include products and subscriptions with a duration of 12 months or longer, Unsplash API, and Custom Content.

Editorial

Editorial is comprised of photos and videos covering the world of entertainment, sports, and news. We combine contemporary coverage of events around the globe with one of the largest privately held archives globally with access to images from the beginning of photography. We invest in a dedicated editorial team that includes 110 staff photographers and videographers to generate our own coverage in addition to coverage from our network of content partners. Editorial represents 36.8%, 35.0% and 35.2% of our revenue, of which 53.7%, 53.3% and 52.1% is generated through our annual subscription products, for the years ended December 31, 2024, 2023 and 2022, respectively. Annual Subscription products include subscriptions with a duration of 12 months or longer.

Other

Other represents 4.3%, 1.9%, and 1.6% of our revenue for the years ended December 31, 2024, 2023, and 2022, respectively. This includes music licensing, digital asset management, distribution services, print sales, and data access and/or licensing.

We service a full range of customers through our industry-leading brands and websites:

Getty Images

Gettyimages.com offers premium creative content and editorial coverage, including video, with exclusive content, and customizable rights and protections. This site primarily serves more prominent enterprise agency, media and corporate customers with global customer support from our sales and service teams. Customers can purchase on an ALC basis or through our content subscriptions, including our "Premium Access" subscription, where we uniquely offer frictionless access across all of the Getty Images and iStock content in one solution.

iStock

iStock.com is our budget-conscious e-commerce offering our customers access to creative stills and video, which includes exclusive content. This site primarily serves small and medium-sized businesses, including the growing freelance market. Customers can purchase on an ALC basis or through a range of monthly and annual subscription options with access to an extensive amount of unique and exclusive content.

Unsplash

Unsplash.com is a platform offering free stock photo downloads and paid subscriptions targeted to the high-growth prosumer and semi-professional creator segments. The Unsplash website reaches a significant and geographically diverse audience with more than 96 million image downloads every month. On October 4, 2022, Unsplash launched Unsplash+, an unlimited paid subscription providing access to unique model released content with expanded legal protections.

In addition to our websites, customers and partners can access and integrate our content, metadata and search capabilities via our APIs and through a range of mobile apps and plugins.

---

[1] Prior year percentage has been restated to conform to the current year presentation.

We are a critical intermediary between content suppliers and a broad set of customers. We compete against a broad range of stock licensing marketplaces, editorial news agencies, creative agencies, production companies, staff and freelance photographers and videographers, photo and video archives, freelance marketplaces and amateur content creators, creative tools and services and free sources. Getty Images' unique offering and approach offers a strong value proposition to our customers and content contributors.

For customers:

- We offer a comprehensive suite of high quality, authentic content, purchase and licensing options and services to meet the needs of our customers, regardless of project requirements, needs or budgets.
- Our content sourcing and production, rights oversight, websites and content distribution are all supported by a unique, scalable cloud-based unified platform with powerful artificial intelligence/machine learning and data addressing all customers at scale.
- Customers have access to Generative AI by Getty Images and iStock which is designed to be a commercially-safe and responsible solution designed to help embrace AI, elevate creativity, and ideate or iterate on concepts and compositions.
- Customers can avoid the costly investment and environmental impact of producing content on their own. This can include costs incurred from staffing, travel and access, model and location, hardware and production, and editing.
- Customers do not have to wait for content to be produced and distributed and can avoid the difficulties and pitfalls of searching across the internet to locate and negotiate for rights to license or use specific content. Our best-in-class, scaled infrastructure offers customers a one-stop shop for instant content access and maneuverability.
- Customers licensing from Getty Images and iStock receive trusted copyright claim protections, model and property releases and the ability to secure the necessary clearances for their intended use of the content.

For content contributors:

- Access to a marketplace that reaches almost every country in the world, across all customer categories and sizes and generated annual royalties of nearly $220 million for the year ended December 31, 2024.
- We maintain a dedicated and experienced creative insights team focused on understanding changes in customer demand, the visual landscape, the authentic portrayal of communities and cultures, and the evolution of core creative concepts. We work closely with leading organizations to augment our proprietary research and understanding of communities and cultures to provide content with authentic depiction. We convey this research to our exclusive contributors via actionable insights allowing them to invest in and create content that accurately caters to changing consumer demand and up to date market trends.
- Not only do we provide exclusive contributors with scaled access to end markets and proprietary information, but we also provide premium royalty rates. This allows our exclusive contributors and partners to confidently invest more into their productions with the potential to generate higher returns.
- Partnering with Getty Images allows contributors to focus on content creation and avoid time and financial investment in the marketing, sales, distribution and management of their content.
- Our Generative AI by Getty Images and iStock products compensates our world-class content creators for the use of their work in our AI models, allowing them to continue to create more high-quality pre-shot imagery.

Closing of the Business Combination

In connection with the Business Combination, on the Closing Date, Getty Images issued, (a) an aggregate of 66,000,000 shares of Class A common stock for aggregate gross proceeds of $660.0 million and (b) 20,000,000 shares of Class A common stock and 3,750,000 Forward Purchase Warrants (as defined in the notes to the consolidated financial statements included elsewhere in this Annual Report) for an aggregate purchase price of $200 million. The foregoing transactions resulted in aggregate gross proceeds to the Company of approximately $864.2 million. The Company used the proceeds, in addition to cash on hand, to repay a portion of its outstanding indebtedness and retire the Redeemable Preferred Stock of Legacy Getty. Each option to purchase shares of common stock of Legacy Getty (whether vested or unvested) was converted into a comparable option to purchase shares of Class A common stock of Getty Images.

See also "*Note 5 — Common Stock Warrants*" and "*Note 16 — Stockholders' Equity*" in our consolidated financial statements included elsewhere in this Annual Report for information on additional transactions related to the Business Combination.

Components of Operating Results

Revenue

We generate revenue by licensing content to customers through multiple license models and purchase options, as well as by providing related services to our customers. The key image licensing model in the pre-shot market is RF. Content licensed on a RF basis is subject to a standard set of terms, allowing the customer to use the image for an unlimited duration and without limitation on the use or application. Within our video offering, we also offer a licensing model known as Rights-Ready. The Rights-Ready model offers a limited selection of broader usage categories, thus simplifying the purchase process. In September 2023 and January 2024, we launched Generative AI by Getty Images and Generative AI by iStock, respectively. They are generative AI text to image tools that were trained exclusively on Getty Images' world-class creative content and designed for commercial use. Customers that download visuals through the tool will receive the standard royalty-free license.

In addition to licensing imagery and video, we generate revenue from custom content solutions, photo and video assignments, music content in some of our subscriptions, print sales, data access and/or licensing and licensing our digital asset management systems to help customers manage their owned and licensed digital content.

A significant portion of the business has transitioned to a subscription model with strong retention characteristics. Annual subscriptions now comprise approximately 54% of total revenue for the year ended December 31, 2024, and we continue to focus on growing subscription revenue.

References to "reported revenue" in this discussion and analysis are to our revenue as reported in our historical audited consolidated financial statements for the relevant periods and reflect the effect of changes in foreign currency exchange rates. References to "currency neutral" ("*Currency Neutral*" or "*CN*") revenue growth or decline (expressed as a percentage) in this section refer to our revenue growth (expressed as a percentage), excluding the effect of changes in foreign currency exchange rates. See "*Non-GAAP Financial Measures*" for additional information regarding Currency Neutral revenue growth or decline (expressed as a percentage).

Cost of revenue (exclusive of depreciation and amortization)

The ownership rights to the majority of the content we license are retained by the owners, and licensing rights are provided to us by a large network of content contributors and content partners. When we license content entrusted to us by content suppliers, we pay royalties to them at varying rates depending on the license model and the use of that content that our customers select. Suppliers who choose to work with us under contract typically receive royalties of 20% to 50% of the total license fee we charge customers, depending on the basis on which their content is licensed by our customers. Contributors will be compensated for any inclusion of their content in AI data training sets and, in certain cases, share in the revenue generated by AI tools and services trained with their content. We also own the copyright to certain content in our collections ("wholly-owned content"), including content produced by our staff photographers for our editorial product, for which we do not pay any third party royalties. Cost of revenue includes certain costs of our assignment photo shoots, but excludes amortization associated with creating or buying content. Cost of revenue consists primarily of royalties owed to content contributors, comprised of photographers, filmmakers, third-party companies that license their collection of content through us ("Content Partners") and third party music content providers.

Going forward, we expect cost of revenue to trend higher in absolute dollars as we continue growing our revenue. We expect our cost of revenue as a percentage of revenue to vary modestly based on changes in revenue mix by product, as royalty rates vary depending on license model and use of content.

Selling, general, and administrative expenses

Selling, general, and administrative expenses ("SG&A") primarily consist of staff costs, marketing expenses, occupancy costs, professional fees and other general operating charges. We expect our selling, general and administrative expenses to increase in absolute dollars but remain relatively constant as a percentage of revenue in the near term. Absolute dollar spending will increase as we continue to expand our operations and invest in our growth. Lastly, we expect our marketing to stay relatively constant as a percentage of revenue. However, the Company will continue to evaluate opportunities to incrementally invest in marketing as may be appropriate.

Depreciation

Depreciation expense consists of internally developed software, content and equipment depreciation. We record property and equipment at cost and reflect Balance Sheet balances net of accumulated depreciation. We record depreciation expense on a straight-line basis. We depreciate leasehold improvements over the shorter of the respective lives of the leases or the useful lives of the improvements.

We expect depreciation expense to remain stable as we continue to innovate and invest in the design, user experience and performance of our websites.

Amortization

Amortization expense consists of the amortization of intangible assets related to acquired customer relationships, trademarks and other intangible assets. The majority of our intangible assets have been fully amortized as of December 31, 2024. We expect amortization expense to be insignificant in the coming years.

Factors affecting results of operations

A shift in the product mix of our revenue may affect our overall cost of revenue as a percentage of revenue. Our revenues and profitability are also subject to fluctuations in foreign exchange rates. The weakening or strengthening of our reporting currency, the U.S. Dollar, during any given period as compared to currencies that we collect revenues in, most notably, the Euro and British pound, impacts our reported revenues.

Our future financial condition and results of operation will also be dependent upon various factors that generally affect the digital content industry, including the general trends affecting the media, marketing and advertising customer bases that we target, protection of intellectual property, and new and expanding technology such as generative AI technologies. In addition, our financial condition and results of operation will continue to be affected by factors that affect internet commerce companies and by general deterioration in macroeconomic factors that could continue to increase the risks of lower consumer spending, other business interruptions, the global and economic uncertainty caused by, among other things, any lingering effects of the Hollywood actors and writers strike and public health crisis, the military conflicts between Russia and Ukraine and in the Middle East, tariffs or trade restrictions imposed by the U.S. and other countries, changes in political climate, and high interest rates, currency fluctuations, high inflation and labor shortages.

Impact of Currency Fluctuations

Assets and liabilities for subsidiaries with functional currencies other than the U.S. Dollar are recorded in foreign currencies and translated at the exchange rate on the Balance Sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to "Other comprehensive income (loss)", as a separate component of stockholder's equity. The Company recognized net foreign currency translation adjustment losses of $36.7 million during the year ended December 31, 2024 and net foreign currency translation adjustment gains of $21.9 million during the year ended December 31, 2023.

Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in "Foreign exchange gain (loss) – net" in the Consolidated Statements of Operations. For the year ended December 31, 2024, the Company recognized net foreign currency transaction gains of $36.1 million. For the year ended December 31, 2023, the Company recognized net foreign currency transaction losses of $23.8 million.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

The following table sets forth our consolidated results of operations for the periods indicated.

(In thousands, except percentages)	Years Ended December 31,		increase (decrease)	
	2024	2023	$ change	% change
Revenue	$ 939,287	$ 916,555	$ 22,732	2.5 %
Cost of revenue (exclusive of depreciation and amortization)	253,068	250,249	2,819	1.1 %
Selling, general and administrative expenses	407,796	402,516	5,280	1.3 %
Depreciation	58,987	54,374	4,613	8.5 %
Amortization	2,306	24,069	(21,763)	(90.4)%
Loss on litigation	20,491	116,051	(95,560)	NM
Recovery of loss on litigation	—	(60,000)	60,000	NM
Other operating expenses (income) – net	15,834	1,624	14,210	NM
Total operating expenses	758,482	788,883	(30,401)	(3.9)%
Income from operations	180,805	127,672	53,133	41.6 %
Interest expense	(131,408)	(126,884)	(4,524)	3.6 %
(Loss) gain on fair value adjustment for swaps – net	(1,459)	(7,573)	6,114	(80.7)%
Foreign exchange gain (loss) – net	36,071	(23,772)	59,843	(251.7)%
Other non-operating income (expense) – net	2,946	3,652	(706)	(19.3)%
Total other expense – net	(93,850)	(154,577)	60,727	(39.3)%
Income (loss) before income taxes	86,955	(26,905)	113,860	(423.2)%
Income tax (expense) benefit	(47,483)	46,482	(93,965)	(202.2)%
Net income (loss)	$ 39,472	$ 19,577	$ 19,895	101.6 %

NM - Not meaningful

Revenue by product

(In thousands)	**Years Ended December 31,**				**increase / (decrease)**		
	2024	**% of revenue**	**2023**	**% of revenue**	**$ change**	**% change**	**CN % change**
Creative	552,828	58.9 %	578,739	63.1 %	(25,911)	(4.5)%	(4.4)%
Editorial	345,932	36.8 %	320,643	35.0 %	25,289	7.9 %	7.7 %
Other	40,527	4.3 %	17,173	1.9 %	23,354	136.0 %	136.4 %
Total revenue	$ 939,287	100.0 %	$ 916,555	100.0 %	$ 22,732	2.5 %	2.5 %

Certain prior period amounts have been reclassified to conform to the current year presentation.

For the year ended December 31, 2024, reported revenue was $939.3 million as compared to reported revenue of $916.6 million for the year ended December 31, 2023. On a reported basis for the year ended December 31, 2024, revenue increased by 2.5% (2.5% CN) year over year.

Creative revenue decreased on a reported basis 4.5% (4.4% CN) for the year ended December 31, 2024. The decrease for the year ended December 31, 2024 was driven by declines in our ALC credit sales and ultra packs, ALC Premium RF and iStock monthly subscriptions (decreased $33.6 million). These declines were largely driven by our continued focus on driving customers to our committed solutions, as well as reduced revenue from Agency customers, which are accounted for entirely within Creative revenue and purchase mainly on an ALC basis. Additionally, within our

Creative committed solutions, there were increases in our iStock annual subscriptions (increased $15.8 million) which were partially offset by decreases in our Premium Access subscriptions (decreased $11.6 million). Additional impacts to committed solutions resulted from subscriber download patterns, with major events during the year skewing downloads more toward Editorial than Creative.

Editorial revenue increased on a reported basis 7.9% (7.7% CN) for the year ended December 31, 2024. The increase was driven by editorial subscriptions (increased $14.8 million), editorial assignments (increased $6.4 million) and editorial ALC (increased $5.6 million). Overall, the increase was spurred by growth in Sport, driven by quadrennial UEFA European Championship soccer tournament and the Paris 2024 Olympics coverage; News, propelled by the U.S. political spend; and finally Entertainment, as the prior year was impacted by the Hollywood strikes. Additional impacts to committed solutions resulted from subscriber download patterns, with major events during the year skewing downloads more toward Editorial than Creative.

Other revenue includes music licensing, digital asset management and distribution services, print sales, and data access and licensing revenues. Revenue for the year ended December 31, 2024 from our Other products increased on a reported basis by 136.0% (136.4% CN). The increase of $23.4 million is primarily driven by data access and licensing agreements.

Revenue Recognition

The timing of our revenue recognition can be influenced by several factors, including the nature of the contract with the customer, and the Company's estimates regarding unused content and customer download patterns. These factors can lead to variability in the timing and amount of revenue recognized in a given period. The weakening or strengthening of our reporting currency, the U.S. Dollar, during any given period compared to currencies we collect revenues in, most notably, the Euro and British pound, impacts our reported revenues.

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue for the year ended December 31, 2024 was $253.1 million (26.9% of revenue) compared to $250.2 million (27.3% of revenue) in the prior year. The change in cost of revenue as a percentage of revenue compared to the prior year was due primarily to revenue mix by product. Generally, cost of revenue rates vary modestly period over period based on changes in revenue mix by product, as royalty rates vary depending on the license model and use of content.

Selling, general and administrative expense

Reported SG&A expense increased by $5.3 million or 1.3% (1.2% CN) for the year ended December 31, 2024 as compared to the year ended December 31, 2023. SG&A fluctuations from the prior year include the following:

- increase of $4.3 million related to staff costs for the year ended December 31, 2024. The increase was driven by higher bonus and commission expense tied to Company performance, fringe benefits and salary and wages (increased $20.2 million), which were partially offset by a decrease in equity-based compensation (decreased $15.8 million).

- increase of $2.0 million related to travel and entertainment for the year ended December 31, 2024, primarily driven by higher travel expenses related to the Paris 2024 Olympics and the U.S. political coverage.

- decrease in marketing spend of 2.8% ($1.4 million) for the year ended December 31, 2024. For the year ended December 31, 2024, marketing spend as a percentage of revenue decreased to 5.0%, from the year ended December 31, 2023 ratio of 5.3%, which remains in line with historical trends.

Depreciation expense

For the year ended December 31, 2024, depreciation expense was $59.0 million, an increase of $4.6 million or 8.5%. The increase is due to capital investments made that are primarily related to internal software development as we continue to innovate and invest in the design, user experience and performance of our websites.

Amortization expense

For the year ended December 31, 2024, amortization expense was $2.3 million which was a decrease of $21.8 million or 90.4% compared to the prior year. The decline was attributed to several of the Company's intangible assets becoming fully amortized in the prior year.

Loss on litigation

For the year ended December 31, 2024, the Company recognized loss on litigation of $20.5 million compared to $116.1 million in the year ended December 31, 2023. The loss on litigation consists of the summary judgement amounts to lawsuits filed by former public warrant holders, interest on the summary judgment, legal fees, and amortization of fees related to appeal bond. The Company will continue to see these expenses as we navigate through the appeal of the judgment in the actions captioned by Alta Partners, LLC. V Getty Images Holdings, Inc., Case No. 1:22-cv-08916 and CRCM Institutional Master Fund (BVI) LTD. et al v. Getty Images Holdings, Inc., Case No. 1:23-cv-01074, and incur legal fees related to the additional warrant cases.

Recovery of loss on litigation

For the year ended December 31, 2023, the Company recognized recovery of loss on litigation of $60.0 million, which represented the limit of the Company's third-party insurance coverage related to the lawsuits filed by former public warrant holders. There was no such recovery of loss on litigation for the year ended December 31, 2024.

Other operating expenses – net

Other operating expenses - net was $15.8 million for the year ended December 31, 2024, compared to $1.6 million in the year ended December 31, 2023. Impairment of a long-lived asset, acquisition costs, pre-acquisition Unsplash employment tax obligations and settlements of claims primarily drove the increase. We expect other operating expenses to fluctuate from period to period as this line item is heavily influenced by non-recurring events such as claims, settlements, and gains/losses on asset disposals.

Interest expense

We recognized interest expense of $131.4 million and $126.9 million for the year ended December 31, 2024 and December 31, 2023, respectively. Our interest expense primarily consisted of interest charges on our outstanding U.S. Dollar and Euro term loans (the "Term Loans"), Senior Unsecured Notes (the "Senior Notes"), and our revolving credit facility, which remained undrawn, as well as the amortization of original issue discount on our Term Loans and amortization of deferred debt financing fees. The increase in interest expense from the prior year was primarily due to the maturity of our interest rate swaps.

(Loss) gain on fair value adjustment for swaps – net

We recognized fair value adjustment net losses for our swaps of $1.5 million for the year ended December 31, 2024, as our interest rate swaps matured in February 2024. For the year ended December 31, 2023 we recognized net losses of $7.6 million for our swaps. The losses were driven by changes in interest rates relative to the rates in our derivatives.

While we have experienced volatility in the fair value adjustments on our derivative instruments, we believe hedging allows us to reduce our exposure to interest rate and foreign currency risks. We will continue to evaluate opportunities to utilize swaps, forwards, and other instruments to mitigate financial risks associated with our business.

Foreign exchange gain (loss) – net

We recognized foreign exchange gains, net of $36.1 million for the year ended December 31, 2024, compared to net losses of $23.8 million for the year ended December 31, 2023. These changes were driven by volatility in foreign exchange rates, including fluctuations in the EUR related to our EUR Term Loans.

We expect continued volatility in foreign exchange gains and losses each period based on fluctuations in exchange rates impacting our foreign currency exposures.

Other non-operating income – net

We recognized other non-operating income, net of $2.9 million and $3.7 million for the year ended December 31, 2024 and December 31, 2023, respectively. The increase was primarily due to higher interest income, driven by an increase in U.S. interest rates. We expect continued fluctuation in this line item based on market interest rates.

Income taxes

The Company's income tax expense increased by $94.0 million to an expense of $47.5 million for the year ended December 31, 2024, as compared to a benefit of $46.5 million for the year ended December 31, 2023. The Company's effective income tax rate for the year ended December 31, 2024 is 54.6%, compared to 172.8% for the year ended December 31, 2023. The increase in tax expense compared to the prior year is primarily due to changes in pre-tax income (loss) and a release of Ireland valuation allowance in the prior year.

Comparison of the Years Ended December 31, 2023 and 2022

Consolidated Statements of Operations

(In thousands, except percentages)

(In thousands)	Years Ended December 31,		increase (decrease)	
	2023	2022	$ change	% change
Revenue	$ 916,555	$ 926,244	$ (9,689)	(1.0)%
Operating expenses:				
Cost of revenue (exclusive of depreciation and amortization)	250,249	254,990	(4,741)	(1.9)%
Selling, general and administrative expenses	402,516	375,582	26,934	7.2 %
Depreciation	54,374	49,574	4,800	9.7 %
Amortization	24,069	43,645	(19,576)	(44.9)%
Loss on litigation	116,051	1,101	114,950	NM
Recovery of loss on litigation	(60,000)	—	(60,000)	NM
Other operating expenses (income) – net	1,624	(681)	2,305	NM
Total operating expenses	788,883	724,211	64,672	8.9 %
Income from operations	127,672	202,033	(74,361)	(36.8)%
Other (expense) income, net:				
Interest expense	(126,884)	(117,229)	(9,655)	8.2 %
(Loss) gain on fair value adjustment for swaps – net	(7,573)	23,508	(31,081)	NM
Foreign exchange gain (loss) – net	(23,772)	24,643	(48,415)	NM
Loss on extinguishment of debt	—	(2,693)	2,693	NM
Net loss on fair value adjustment for warrant liabilities	—	(160,728)	160,728	NM
Other non-operating income (expense) – net	3,652	(3,051)	6,703	NM
Total other expense – net	(154,577)	(235,550)	80,973	(34.4)%
Income (loss) before income taxes	(26,905)	(33,517)	6,612	(19.7)%
Income tax benefit (expense)	46,482	(44,126)	90,608	NM
Net income (loss)	$ 19,577	$ (77,643)	$ 97,220	NM

_____

NM - Not meaningful

Revenue by product

(In thousands, except percentages)

| | Year ended December 31, | | | | increase / (decrease) | | |
	2023	% of revenue	2022	% of revenue	$ change	% change	CN % change
Creative	578,739	63.1 %	585,406	63.2 %	(6,667)	(1.1)%	(0.6)%
Editorial	320,643	35.0 %	325,779	35.2 %	(5,136)	(1.6)%	(1.2)%
Other	17,173	1.9 %	15,059	1.6 %	2,114	14.0 %	14.8 %
Total revenue	$ 916,555	100.0 %	$ 926,244	100.0 %	$ (9,689)	(1.0)%	(0.5)%

Certain prior year amounts have been reclassified to conform to the current year presentation.

For the year ended December 31, 2023, reported revenue was $916.6 million as compared to reported revenue of $926.2 million for the year ended December 31, 2022. On a reported basis for the year ended December 31, 2023, revenue decreased by 1.0% (0.5% CN) year over year. Foreign exchange movements negatively impacted reported revenue growth for the year ended December 31, 2023 by 50 basis points, largely driven by the strengthening Dollar relative to the EUR and GBP. Additionally, starting in the second quarter of 2023, the Hollywood actors and writers strikes negatively impacted both our Creative and Editorial product lines.

Creative revenue decreased on a reported basis 1.1% (0.6% CN) for the year ended December 31, 2023. At the product level, decreases for the year included Getty Images Stills and Video (decreased $23.8 million) and iStock monthly subscriptions and ALC credit sales (decreased $11.3 million), which was in part due to our continued focus on driving customers to our committed solutions. Offsetting increases were led by our iStock annual subscriptions (increased $12.1 million) and Getty Images annual subscriptions (increased $17.2 million). Without the declines of our agency business, which sits entirely in Creative, the Creative business is growing.

Editorial revenue decreased on a reported basis 1.6% (1.2% CN) for the year ended December 31, 2023. The decrease was driven by editorial ALC (decreased $9.8 million), which is partially due to our continued focus on driving customers to our committed solutions. Also, comparative results were impacted by the US political midterm elections, Men's World Cup and Winter Olympics all occurring in the prior year. Offsetting increases were seen across both assignments (increased by $3.4 million) and editorial subscriptions (increased $1.3 million).

Other revenue includes music licensing, digital asset management and distribution services, print sales, and data licensing revenues. Revenue for the year ended December 31, 2023 from our Other products increased on a reported basis by 14.0% (14.8% CN). The increase was driven by music licensing (increase of $1.2 million), digital asset management and distribution services (increase of $0.9 million) and data licensing (increase of $0.7 million), partially offset by print sales (decreased by $0.8 million).

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue for the year ended December 31, 2023 was $250.2 million (27.3% of revenue) compared to $255.0 million (27.5% of revenue) in the prior year. The decrease in cost of revenue as a percentage of revenue compared to the prior year was due primarily to revenue mix by product. Generally, cost of revenue rates vary modestly period over period based on changes in revenue mix by product, as royalty rates vary depending on the license model and use of content.

Selling, general and administrative expense

Reported SG&A expense increased by $26.9 million or 7.2% (7.5% CN) for the year ended December 31, 2023 as compared to the year ended December 31, 2022. SG&A fluctuations from the prior period include the following:

- increase of $31.2 million related to staff costs for the year ended December 31, 2023. The increase was largely driven by equity-based compensation (increased $28.4 million), resulting primarily from grants of restricted stock units.
- increase in professional fees of $5.7 million for the year ended December 31, 2023. The increase was primarily related to legal fees associated with ongoing litigation related to our intellectual property rights. Beginning in the third quarter of 2023, the Company reclassified historical legal fees associated with our warrant litigation from

"Selling, general and administrative expenses" to "Loss on litigation" within the Consolidated Statements of Operations. As a result, for the six months ended June 30, 2023, $6.4 million has been reclassified to Loss on litigation and for the year ended December 31, 2022, $1.1 million has been reclassified to Loss on litigation.

- decrease in marketing spend of 13.1% ($7.3 million) for the year ended December 31, 2023. For the year ended December 31, 2023, marketing spend as a percentage of sales decreased to 5.3% from the year ended December 31, 2022 ratio of 6.0%. The decrease was due primarily to decreased investment in digital marketing.
- decrease of $2.0 million related to occupancy costs (primarily rent expense), as we continue to evaluate our office space needs now and into the future.

Depreciation expense

For the year ended December 31, 2023, depreciation expense was $54.4 million which was in line with the prior year.

Amortization expense

For the year ended December 31, 2023, amortization expense was $24.1 million which was a decrease of $19.6 million compared to the prior year. The decrease was due to several of our intangible assets becoming fully amortized in the fourth quarter of 2022.

Loss on litigation

For the year ended December 31, 2023, the Company's loss on litigation of $116.1 million was comprised of the summary judgment amounts related to two lawsuits filed by former public warrant holders, in addition to pre and post judgment interest and associated legal fees and other direct costs through December 31, 2023. Loss on Litigation will increase in the future to the extent we continue to incur costs associated with this litigation.

Recovery of loss on litigation

The Company has recognized recovery of loss on litigation of $60.0 million, which represents the limit of the Company's third-party insurance coverage related to the lawsuits filed by former public warrant holders.

Other operating (income) expense – net

For the year ended December 31, 2023, the increase in other operating expense, net from the prior year was $2.3 million. This increase in net expense was due to the prior year change in fair value of the Contingent Consideration related to our Unsplash acquisition. For further details, see *"Note 7 — Fair Value of Financial Instruments"* in our consolidated financial statements included elsewhere in this Annual Report. Additionally, the prior year income from the change in fair value of Contingent Consideration was partially offset by expenses associated with the abandonment of some of our office space in North America as we continue to evaluate our global office space needs. We recognized insignificant amounts of other operating expense, net for the year ended December 31, 2023.

Interest expense

We recognized interest expense of $126.9 million and $117.2 million for the year ended December 31, 2023 and December 31, 2022, respectively. Our interest expense primarily consists of interest charges on our outstanding Term Loans, Senior Notes, and our revolving credit facility as well as the amortization of original issue discount on our Term Loans and amortization of deferred debt financing fees. The increase in interest expense was due to the rise in interest rates in 2023 as compared to 2022. The increase was partially offset by the Company voluntarily prepaying a total of $50.4 million of outstanding indebtedness in 2023.

Fair value adjustment for swaps and foreign currency exchange contract - net

We recognized fair value adjustment loss for our swaps and foreign currency exchange contracts, net of $7.6 million for the year ended December 31, 2023, compared with net gains of $23.5 million for the year ended December 31, 2022. Gains and losses are driven by changes in interest and foreign exchange rates, relative to the rates in our derivatives.

Foreign exchange gain (loss) – net

We recognized foreign exchange losses, net of $23.8 million for the year ended December 31, 2023, compared with gains of $24.6 million for the year ended December 31, 2022. These changes were primarily driven by fluctuations in the EUR related to our EUR Term Loans.

Loss on extinguishment of debt

For the year ended December 31, 2022, the Company utilized proceeds from the Business Combination along with cash on hand to repay $300.0 million of outstanding indebtedness on its USD Term Loans. The loss on debt extinguishment represents the acceleration of the issuance costs and debt discount. There were no such costs in the year ended December 31, 2023.

Net loss on fair value adjustment of warrant liabilities

For the year ended December 31, 2022, there was a loss on fair value of our warrant liability of $160.7 million. There was no such warrant liability in the year ended December 31, 2023.

Other non-operating income (expense) – net

We recognized other non-operating income, net of $3.7 million and expense of $3.1 million for the year ended December 31, 2023 and December 31, 2022, respectively. For the year ended December 31, 2023, the income primarily related to interest income from our cash and cash equivalents. For the year ended December 31, 2022, the expense relates to the transaction costs that were allocated to the fair value of the warrant liability, which were expensed upon the Closing of the Business Combination.

Income taxes

The Company's income tax expense decreased by $90.6 million to a benefit of ($46.5) million for the year ended December 31, 2023, as compared to an expense of $44.1 million for the year ended December 31, 2022. The Company's effective income tax rate for the year ended December 31, 2023 is 172.8%, compared to (131.7%) for the year ended December 31, 2022. The decrease in tax expense compared to 2022 is primarily due to the release of the Ireland valuation allowance and a release of uncertain tax position reserves in 2023.

Liquidity and Capital Resources

Our sources of liquidity are our existing cash and cash equivalents, cash provided by operations and amounts available under our revolving credit facility. As of December 31, 2024, 2023 and 2022, we had cash and cash equivalents of $121.2 million, $136.6 million and $97.9 million, respectively, and availability under our revolving credit facility, which expires May 4, 2028.

For the year ended December 31, 2024, we used $57.8 million of cash to prepay a portion of our USD Term Loans. Our principal liquidity needs include debt service and capital expenditures, as well as those required to support working capital, internal growth, and strategic acquisitions and investments. Deferred revenue represents the majority of our current liabilities, which given its nature is not expected to require cash settlement.

We may also be subject to losses as a result of legal proceedings that may be in excess of amounts of insurance coverage available. In particular, we have insurance coverage of $60.0 million for losses in respect of the Initial Warrant Litigation, the Follow-on Warrant Litigation (each as defined in "*Note 13 — Commitments and Contingencies*") and any additional litigation that is filed based on related facts or circumstances, including legal fees and expenses. As of December 31, 2024, we had a remaining insurance recovery receivable related thereto of approximately $45.0 million, with related litigation reserves of $111.0 million. The Company has posted an appeal bond in respect of the Initial Warrant Litigation and, to date, no portion of the judgments entered in the Initial Warrant Litigation, which are subject to appeal, has been paid. To the extent not reimbursed by insurance, we expect to fund any payments required for the resolution of pending legal proceedings with our sources of liquidity. See "*Note 13 — Commitments and Contingencies*" herein for additional discussions of the Initial Warrant Litigation and the Follow-On Warrant Litigation.

The Company has open tax audits in various jurisdictions and some of these jurisdictions require taxpayers to pay assessed taxes in advance or at the time of appealing such assessments. One such jurisdiction is Canada, where one of the

Company's subsidiaries, iStockphoto ULC, received tax assessments from the Canada Revenue Agency ("CRA") asserting additional tax is due. The position taken by the CRA is related to the transactions between iStockphoto ULC and other affiliates within the Getty Images group for the 2015 Canadian income tax return filed. The Company believes the CRA position lacks merit and intends to appeal and vigorously contest these assessments.

As part of the appeal process in Canada, the Company may be required to pay a portion of the assessment amount, which the Company estimates could be up to $17.4 million. Such required payment is not an admission that the Company believes it is subject to such taxes. The Company believes it is more likely than not it will prevail on appeal, however, if the CRA were to be successful in the appeal process, the Company estimates the maximum potential outcome could be up to $25.3 million.

Future cash needs

We expect to fund our ordinary course operating activities from existing cash and cash flows from operations and believe that these sources of liquidity will be sufficient to fund our ordinary course operations and other planned investing activities for at least the next 12 months and thereafter for the foreseeable future. From time to time, we may evaluate potential acquisitions, investments and other growth and strategic opportunities. While we believe we have sufficient liquidity to fund our ordinary course operations for the foreseeable future, our sources of liquidity could be affected by current and future difficult economic conditions, payment of certain restructuring costs, reliance on key personnel, international risks, intellectual property claims, the resolution of pending or future tax audits or other factors described herein under "Potential Liability and Insurance" below and *"Item 7A. Quantitative and Qualitative Disclosures About Market Risk."*

We may, from time to time, incur or increase borrowings under the revolving credit facility or issue new debt securities, if market conditions are favorable, to meet our future cash needs or to reduce our borrowing costs. We or our affiliates from time to time consider potential transactions intended to rationalize our consolidated balance sheet. In connection with any such transactions, we may, among other things, seek to retire our outstanding notes or loans through cash purchases and/or exchanges for equity or other securities, in open market purchases, privately negotiated transactions, tenders or otherwise. Such repurchases, exchanges, or other transactions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The Company became a public reporting company as a result of the closing of the Business Combination on July 22, 2022. The net proceeds from the Business Combination were primarily used to reduce debt of the Company and therefore reduce our borrowing costs starting in the second half of 2022.

The Business Combination resulted in aggregate gross proceeds to the Company of approximately $864.0 million. As a result of the Business Combination, the previously outstanding Redeemable Preferred Stock of Legacy Getty was redeemed in full through a combination of a cash payment of approximately $615.0 million and 15,000,000 shares of the Company's Class A common stock with a fair value at issuance of $140.2 million. Additionally, the Company used $300.0 million of cash to repay a portion of its outstanding indebtedness related to the USD Term Loans, which when combined with the retirement of the preferred shares, resulted in a reduction of approximately $1.1 billion of balance sheet obligations.

Our liquidity may also be adversely affected by the resolution of pending or future tax audits and legal proceedings. See discussion above. We may be subject to tax liabilities in excess of amounts reserved for liabilities for uncertain tax positions on our consolidated balance sheets. In addition, certain jurisdictions in which we have current open tax audits require taxpayers to pay assessed taxes in advance of contesting, whether by way of litigation or appeal, an adverse determination or assessment by the relevant taxing authority. The amount of any such advance payment depends upon the amount in controversy and may be material, and payment of any such amount could adversely affect our liquidity. A jurisdiction that collects any such advance payment generally will repay such amounts if we ultimately prevail in the related litigation or appeal. See "*Note 13 — Commitments and Contingencies*" and "*Note 20 — Income Taxes*" in our consolidated financial statements included elsewhere in this report, for additional discussions of our pending tax audits and our uncertain tax positions and risks related thereto.

Cash Flows

| (Dollars in thousands) | Year Ended December 31, | | increase (decrease) | |
	2024	2023	$ change	% change
Net cash provided by operating activities	$ 118,320	$ 132,716	$ (14,396)	(10.8)%
Net cash used in investing activities	$ (72,488)	$ (56,999)	$ (15,489)	(27.2)%
Net cash used in financing activities	$ (56,218)	$ (45,350)	$ (10,868)	(24.0)%
Effects of exchange rate fluctuations	$ (5,160)	$ 8,089	$ (13,249)	NM

NM - Not meaningful

Operating Activities

Cash provided by operating activities is primarily comprised of net income, as adjusted for non-cash items, and changes in operating assets and liabilities. Non-cash adjustments consist primarily of depreciation, amortization, foreign currency gains and losses on our foreign denominated debt, and equity-based compensation.

For the year ended was December 31, 2024, cash provided by operating activities was $118.3 million as compared to cash provided by operating activities of $132.7 million for the year ended December 31, 2023. The decrease in cash provided by operating activities was primarily driven by an increase in cash paid for interest and taxes.

Investing Activities

The changes in cash flows from investing activities relate to purchases of property and equipment and internal software development as part of our ongoing efforts to innovate in the design, user experience, and performance of our websites. Additionally, on April 1, 2024, the Company acquired Motorsport Images LLC and Motorsport.com, Inc.

For the years ended December 31, 2024 and 2023, cash used in investing activities was $72.5 million and $57.0 million, respectively. The increase in cash used for investing activities was driven by the acquisition of Motorsport Images LLC and Motorsport.com, Inc. as we continue to expand our depth and breadth of content services.

Financing Activities

For the years ended December 31, 2024 and 2023, our financing activities used $56.2 million and $45.4 million of cash, respectively. Financing activities for the year ended December 31, 2024 included debt issuance costs, principal payments on our Term Loans and cash paid for settlement of employee tax related to equity-based awards, partially offset by the proceeds from common stock issuance.

| (Dollars in thousands) | Year Ended December 31, | | increase (decrease) | |
	2023	2022	$ change	% change
Net cash provided by operating activities	$ 132,716	$ 163,117	$ (30,401)	(18.6)%
Net cash used in investing activities	$ (56,999)	$ (61,291)	$ 4,292	7.0 %
Net cash used in financing activities	$ (45,350)	$ (184,347)	$ 138,997	75.4 %
Effects of exchange rate fluctuations	$ 8,089	$ (6,614)	$ 14,703	NM

NM - Not meaningful

Cash provided by operating activities was $132.7 million for the year ended December 31, 2023, as compared to cash provided by operating activities of $163.1 million for the year ended December 31, 2022. The primary driver of our decrease in cash provided by operating activities of $30.4 million was an increase in our interest expense driven by the rise in interest rates from 2022 to 2023. We also saw an increase in the use of cash related to our ongoing intellectual property rights and warrant litigation.

Our investing activities used $57.0 million and $61.3 million in cash during the years ended December 31, 2023 and 2022, respectively, which was used to acquire property and equipment. The property and equipment was mainly related to internal software development as we continued to innovate and invest in the design, user experience and performance of our websites.

For the years ended December 31, 2023 and 2022, our financing activities used $45.4 million and $184.3 million of cash, respectively. Financing activities for the year ended December 31, 2023 primarily includes voluntary principal payments on our Term Loans and cash paid for settlement of employee taxes related to exercise of equity-based awards, partially offset by proceeds from common stock issuance related to employee options exercised. Financing activities for the year ended December 31, 2022 primarily related to the Business Combination, including cash contributions ($864.2 million) which were used to pay equity issuance costs ($106.9 million), retire our Redeemable Preferred Stock ($615.0 million) and prepay a portion of our USD Term Loans ($310.4 million). Additionally, during the six months ended June 30, 2022, the Unsplash Inc. Two-Year Earnout was achieved and was paid during the three months ended September 30, 2022 ($10.0 million).

Contractual obligations, guarantees and other potentially significant uses of cash

A summary of contractual cash obligations as of December 31, 2024 were as follows:

(Dollars in thousands)	2025-2026	2027-2028	2029 and thereafter	Total
Long-term indebtedness, including current portion and interest[1]	$ 1,167,055	$ 314,625	$ —	$ 1,481,680
Operating lease obligations[2]	22,000	13,041	17,573	52,614
Minimum royalty guarantee payments to suppliers of content[3]	69,070	26,534	10,000	105,604
IT Commitments	13,559	412	—	13,971
Other commitments	4,348	—	—	4,348
Total	$ 1,276,032	$ 354,612	$ 27,573	$ 1,658,217

_____

[1] Interest payments are estimated based on interest rate curves valued as of December 31, 2024, and do not include effects of debt refinanced in the first quarter of 2025.
[2] Offsetting operating lease payments will be immaterial receipts for subleased facilities.
[3] Offsetting the minimum royalty guarantee payments to content suppliers will be minimum guaranteed receipts from content suppliers.

Capital expenditures

We have historically had a predictable level of capital expenditures, a significant portion of which has been discretionary and growth-related. Our capital expenditures have generally consisted of costs related to imagery and other content creation, capitalized labor for development of software, purchased computer hardware, and leasehold improvements. Content creation capital expenditures include capitalized internal and external labor for ingesting and editing creative content, content acquisition, buying content collections from photographers or Content Partners, and cameras, lenses and miscellaneous imaging equipment primarily for our editorial operations. Software includes computer software developed for internal use and consists of internal and external costs incurred during the application development stage of software development and costs of upgrades or enhancements that result in additional software functionality.

Off-balance sheet arrangements

From time to time, we may issue small amounts of letters of credit to provide credit support for leases, guarantees, and contractual commitments. The fair values of the letters of credit reflect the amount of the underlying obligation and are subject to fees competitively determined in the marketplace. As of December 31, 2024, 2023 and 2022, we had no material letters of credit outstanding or other off-balance sheet arrangements except for operating leases entered into in the normal course of business.

Effects of inflation and changing prices

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such

higher costs through price increases. Our inability or failure to do so could harm our business and adversely affect our financial condition and results of operations.

Potential Liability and Insurance

We indemnify certain customers from claims related to alleged infringements of the intellectual property rights of third parties or misappropriation of publicity or personality rights of third parties, such as claims arising from copyright infringement or failure to secure model and property releases for images we license if such a release is required. The standard terms of these indemnifications require us to defend those claims upon notice and pay related damages, if any. We typically mitigate this risk by requiring all uses of licenses to be within the scope of our licenses, and by securing necessary model and property releases for Creative Stills content and by contractually requiring contributing photographers and other content partners to do the same prior to submitting any content to us, and by limiting damages/liability in certain circumstances. Additionally, we require all contributors and Content Partners, as well as companies that are potential acquisition targets to warrant that the content licensed to or purchased by us does not and will not infringe upon or misappropriate the rights of third parties. We also require content providers, including contributing photographers, Content Partners and sellers of businesses or image collections that we have purchased to indemnify us in certain circumstances where a claim arises in relation to an image they have provided or sold to us. Content Partners are also typically required to carry insurance policies for losses related to such claims and individual contributors are encouraged to carry such policies and we have insurance policies to cover litigation costs for such claims. We will record liabilities for these indemnifications if and when such claims are probable and the range of possible payments and available recourse from content partners can be estimated, as applicable. Historically, the exposure to such claims has been immaterial, as were the recorded liabilities for intellectual property infringement at December 31, 2024, 2023 and 2022. As such, management believes the estimated fair value of these liabilities is minimal.

In the ordinary course of business, we also enter into certain types of agreements that contingently require us to indemnify counterparties against third-party claims. These may include:

- agreements with vendors and suppliers, under which we may indemnify them against claims arising from our use of their products or services;
- agreements with customers other than those licensing images, under which we may indemnify them against claims and uncollectible trade accounts receivable arising from their use of our products or services in their markets;
- agreements with agents, delegates and distributors, under which we may indemnify them against claims arising from their distribution of our products or services;
- real estate and equipment leases, under which we may indemnify lessors against third-party claims relating to use of their property;
- agreements with directors and officers, under which we indemnify them to the full extent allowed by Delaware law against claims relating to their service to us; and
- agreements with purchasers of businesses we have sold, under which we may indemnify the purchasers against claims arising from our operation of the businesses prior to sale.

The nature and terms of these indemnifications vary from contract to contract, and generally a maximum obligation is not stated. Because management does not believe a material liability is probable, no related liabilities were recorded at December 31, 2024, 2023 and 2022. We are subject to a variety of claims and suits that arise from time to time in the ordinary course of our business. Although management currently believes that resolving claims against us, individually or in aggregate, will not have a material adverse impact on our financial statements, these matters are subject to inherent uncertainties and management's judgment about these matters may change in the future. Additionally, we hold insurance policies that mitigate potential losses arising from certain indemnifications, and historically, significant costs related to performance under these obligations have not been incurred.

Income taxes

We account for income taxes and accruals for uncertain tax positions using the asset and liability approach. Our income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management's best assessment of current and future taxes to be paid. Our judgments, assumptions, and estimates relative to the current provision for income taxes take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

We conduct operations on a global basis and are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Our effective tax rate is subject to significant variation due to several factors, including variability in accurately predicting our taxable income and the geographical mix of our pre-tax earnings. In addition, we are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax liabilities. We record unrecognized tax benefits as liabilities in accordance with ASC 740, "Income Taxes" ("ASC 740") and adjust these liabilities when our judgment changes as result of the evaluation of new information not previously available. Such amounts are based on management's judgment and best estimate as to the ultimate outcome of tax audits.

Critical accounting policies and estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses reported during the period. Some of the estimates and assumptions that require the most difficult judgments are:

- the assumptions used to estimate unused capped subscription-based and credit-based products;
- the assumptions used to allocate transaction price to multiple performance obligations for uncapped subscription arrangements;
- the assumptions used to estimate accrued litigation reserves and insurance recoveries; and
- the appropriateness of the amount of accrued income taxes, including the potential outcome of future tax consequences of events that have been recognized in the consolidated financial statements as well as the deferred tax asset valuation allowances.

These judgments are inherently uncertain which directly impacts their valuation and accounting. Actual results and outcomes may differ from our estimates and assumptions.

Revenue recognition

Revenue is derived principally from licensing rights to use images, video footage and music that are delivered digitally. Digital content licenses are generally purchased on a monthly or annual subscription basis, whereby a customer either pays for a predetermined quantity of content or for access to our content library that may be downloaded over a specific period of time, or, on a transactional basis, whereby a customer pays for individual content licenses at the time of download. Also, a significant portion of revenue is generated through the sale and subsequent use of credits. Various amounts of credits are required to license digital content.

The Company recognizes revenue under the core principle to depict the transfer of control to our customers in an amount reflecting the consideration to which we expect to be entitled. In order to achieve that core principle, we apply the following five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when a performance obligation is satisfied.

The recognition and measurement of revenue requires the use of judgments. Specifically, judgment is used in identifying the performance obligation included in each contract. At contract inception, we assess the product offerings in our contracts to identify performance obligations that are distinct. A performance obligation is distinct when it is separately identifiable from other items and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

For digital content licenses, we recognize revenue on capped subscription-based, credit-based sales and single image licenses when content is downloaded, at which time the license is provided.

Litigation reserves and insurance recoveries

The Company recognizes a charge for litigation reserves when a loss is probable, and the amount is material and reasonably determinable. The amount accrued represents the Company's best estimate of the loss, including related interest if applicable or, if no best estimate within a range of outcomes exists, the minimum amount in the range is reserved and high end of the range is disclosed. If it is determined that a loss is only reasonably possible or that a loss is probable but the amount is not reasonably estimable, the Company discloses the nature of the possible loss and gives an estimate of the

possible range of loss. Our estimates and judgments could change based on new information, changes in laws or regulations, or the outcome of legal proceedings, settlements, or other factors. If different estimates and judgments were applied with respect to these matters, it is likely that reserves would be recorded for different amounts. The reserve for litigation is accrued in "Litigation Reserves" on the consolidated balance sheets and related legal and professional fees associated with the litigation are included in "Accounts Payable" or "Accrued Liabilities" on the consolidated balance sheets.

The Company also recognizes the benefit of recoveries of losses on litigation when it is probable that such recoveries will be received. These recoveries are typically receivable from our third-party insurance carriers for legal claims and related costs that are included in "Loss on Litigation" on the consolidated statement of operations.

Income taxes

The Company computes income taxes and accruals for uncertain tax positions under the asset and liability method in accordance with ASC 740 for accounting for income taxes and uncertain tax positions. Deferred income taxes are provided for the temporary differences between the consolidated financial statement carrying amounts and the tax basis of the Company's assets and liabilities and operating loss and tax credit carryforwards. The Company establishes a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits or future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management's assessments of realizable deferred tax assets. The Company accounts for the global intangible low-tax income ("GILTI") earned by foreign subsidiaries included in gross U.S. taxable income in the period incurred.

Recent Accounting Pronouncements

Please refer to "*Note 2 — Summary of Significant Accounting Policies*" in our consolidated financial statements included elsewhere in this Annual Report.

Key Performance Indicators and Non-GAAP Financial Measures

In addition to evaluating the Company's performance on a GAAP basis, we use the below key performance indicators ("KPIs") and financial measures that are not calculated according to generally accepted accounting principles ("GAAP"). We believe the non-GAAP measures of Currency Neutral ("CN") revenue growth (expressed as a percentage) and Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization ("EBITDA"), Adjusted EBITDA less capex and Adjusted EBITDA margin are useful in evaluating our operating performance. These KPIs and non-GAAP financial measures help us monitor and evaluate the effectiveness of our operations and evaluate period-to-period comparisons. Management believes that these KPIs and non-GAAP financial measures help illustrate underlying trends in our business. We use KPIs and non-GAAP financial measures to establish budgets and operational goals (communicated internally and externally), manage our business and evaluate our performance. We also believe that management and investors benefit from referring to our KPIs and non-GAAP financial measures as supplemental information in assessing our performance and when planning, forecasting, and analyzing future periods. We believe our KPIs and non-GAAP financial measures are useful to investors both because they allow for greater transparency with respect to financial measures used by management in their financial and operational decision-making and also because investors and the analyst community use them to help evaluate the health of our business. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most comparable GAAP financial measures.

Key Performance Indicators

Our KPIs outlined below are the metrics that provide management with the most immediate understanding of the drivers of business performance and our ability to deliver shareholder return, track to financial targets and prioritize customer satisfaction. Our KPIs are reported on a trailing, or last, 12-month basis ("LTM").

	Years Ended December 31,		
	2024	**2023**	**2022**
LTM total purchasing customers (thousands)[1]	717	799	835
LTM total active annual subscribers (thousands)[1]	314	236	129
LTM paid download volume (millions)[1,2]	93	95	95
LTM annual subscriber revenue retention rate	92.9 %	92.4 %	100.1 %
Image collection (millions)[1]	572	535	497
Video collection (millions)	32	28	24
LTM video attachment rate[1]	16.5 %	14.1 %	13.1 %

[1] The Company launched Unsplash+ during the three months ended December 31, 2022. This new Unsplash subscription is included within these KPIs from the launch date forward.

[2] Excludes downloads from Editorial Subscriptions, Editorial feeds and certain API structured deals, including bulk unlimited deals. Excludes downloads related to an agreement signed with Amazon, as the magnitude of the potential download volume over the deal term could result in significant fluctuations in this metric without corresponding impact to revenue in the same period.

Total purchasing customers

Total purchasing customers is defined as the count of total customers who made a purchase within the reporting period based on billed revenue. This metric provides management and investors with an understanding of both how we are growing our purchasing customer base and combined with revenue, an understanding of our average revenue per purchasing customer. This metric differs from total customers, which is a count of all downloading customers, irrespective of whether they made a purchase in the period.

Total purchasing customers decreased to 717 thousand for the LTM ended December 31, 2024, compared to 799 thousand and 835 thousand for the LTM ended December 31, 2023 and 2022, respectively. This decrease can be attributed to lower ALC transaction volume primarily due to the ongoing shift of our customers to more committed annual subscription products. Importantly, the shift into more committed solutions continues to have a positive impact on annual revenue per purchasing customer, which grew by 14.2% to $1,310 for the LTM ended December 31, 2024 from $1,147 for the LTM ended December 31, 2023.

Total active annual subscribers

Total active annual subscribers is the count of customers who were on an annual subscription product during the LTM reporting period. This metric provides management and investors with visibility into the rate at which we are growing our annual subscriber base and is highly correlated to the percentage of our revenue that comes from annual subscription products.

Total active annual subscribers increased to 314 thousand for the LTM ended December 31, 2024 compared to 236 thousand and 129 thousand for the LTM ended December 31, 2023 and 2022, respectively. Expanded e-commerce subscriptions including iStock and Unsplash+ subscriptions primarily drove growth. This reflects our strategic focus on subscription offerings to provide comprehensive content solutions. A significant portion of the annual subscribers were new customers, with many coming from our growth expansion markets and a substantial number of new subscribers also coming from our core markets. We have a strong pipeline of new customers as demand for visual content remains strong, while also helping existing customers evolve with their expanding visual narratives.

Paid download volume

Paid download volume is a count of the number of paid downloads by our customers in the reported period. This metric informs both management and investors about the volumes at which customers are engaging with our content over time.

Paid download volume decreased slightly for the LTM ended December 31, 2024, as compared to the LTM ended December 31, 2023 and 2022. We believe that the steady demand in paid download volumes during the last twelve month period that had a myriad of macro-economic challenges, is a strong outcome and signals that our content continues to meet our customers evolving needs.

Annual subscriber revenue retention rate

The annual subscriber revenue retention rate calculates retention of total revenue for customers on annual subscription products, comparing the customer's total booked revenue (inclusive of spend for annual subscription and non-annual subscription products) in the LTM period to the prior twelve month period. For example, LTM annual subscriber booked revenue (the amount of revenue invoiced to customers) for the period ended December 31, 2024 was 92.9% of revenue from these customers in the period ended December 31, 2023. Revenue retention rate informs management and investors on the degree to which we are maintaining or growing revenue from our annual subscriber base. As we continue to focus on growing subscriptions as percentage of total revenue, revenue retention for these customers is a key driver of the predictability of our financial model with respect to revenue.

The annual subscriber revenue retention rate increased for the LTM ended December 31, 2024, as compared to the LTM ended December 31, 2023 but down compared to the LTM ended December 31, 2022. Our strong revenue retention rates are a testament to the significant value that our subscription products deliver to our customers. This strong performance underscores the trust and satisfaction our customers have in our offerings, highlighting the effectiveness and enduring appeal of our solutions in meeting their needs over time.

Image and Video collection

Image and Video collection is a count of the total images and videos in our content library as of the reporting date. Management and investors can view growth in the size, both depth and breadth, of the content library as an indication of our ability to continue to expand our content offering with premium, high quality, contemporary content to meet the evolving needs of our customers. Image and video collections increased during the LTM ended December 31, 2024 as compared to LTM periods ending December 31, 2023 and 2022. Our image collection grew 7% to 572 images as of December 31, 2024 compared to 535 as of December 31, 2023. Our video collection grew 17% to 32 million videos over the same period.

Video attachment rate

Video attachment rate is a measure of the percentage of total paid customer downloaders who are video downloaders. Customer demand for video content continues to grow and represents a significant opportunity for revenue growth for Getty Images. The video attachment rate provides management and investors with an indication of our customers' level of engagement with our video content offering. Our expansion of video across our subscription products is focused on further increasing the attachment rate over time.

The video attachment rate increased to 16.5% in the LTM ended December 31, 2024 from 14.1% and 13.1% as compared to the LTM ended December 31, 2023 and 2022, respectively. The video attachment rate provides management and investors with an indication of our customers' level of engagement with our video content offering. Our expansion of video across our subscription products is focused on further increasing the attachment rate over time. The increase in the video attachment rate reflects increased customer awareness of our video offering, improved search and site prominence for video content, and upselling of video into subscriptions.

Non-GAAP Financial Measures

Currency Neutral Revenue

Currency Neutral revenue changes (expressed as a percentage) exclude the impact of fluctuating foreign currency values pegged to the U.S. Dollar between comparative periods by translating all local currencies using the current period exchange rates. We consistently apply this approach to revenue for all countries where the functional currency is not the U.S. Dollar. We believe that this presentation provides useful supplemental information regarding changes in our revenue not driven by fluctuations in the value of foreign currencies.

Reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted EBITDA less Capex

We define Adjusted EBITDA as net income before interest, taxes, depreciation, amortization, equity-based compensation, other operating expenses-net, and certain other expenses not directly related to the core operations of our

business. A reconciliation is provided below to the most comparable financial measure stated in accordance with U.S. GAAP. We define Adjusted EBITDA Margin as the ratio of Adjusted EBITDA to revenue.

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Net income (loss)	$ 39,472	$ 19,577	$ (77,643)
Add/(less) non-GAAP adjustments:			
Depreciation and amortization	61,293	78,443	93,219
Loss on litigation, net of recovery [1]	20,491	56,051	1,101
Other operating expenses – net	15,834	1,624	(681)
Interest expense	131,408	126,884	117,229
Fair value adjustments, foreign exchange and other non operating (expense) income — net[2]	(37,558)	27,693	(45,100)
Loss on extinguishment of debt	—	—	2,693
Net loss on fair value adjustment for warrant liabilities	—	—	160,728
Income tax expense (benefits)	47,483	(46,482)	44,126
Equity-based compensation expense, net of capitalization	21,848	37,652	9,292
Adjusted EBITDA	$ 300,271	$ 301,442	$ 304,964
Capex	57,450	56,998	59,291
Adjusted EBITDA less capex	242,821	244,444	245,673
Net income (loss) margin	4.2 %	2.1 %	(8.4)%
Adjusted EBITDA Margin	32.0 %	32.9 %	32.9 %

[1] Beginning with the third quarter of 2023 reporting period, the Company reclassified historical legal fees associated with our warrant litigation from "Selling, general and administrative expenses" to "Loss on litigation" within the Consolidated Statements of Operations. The aggregate amount of these fees reported through June 30, 2023, totaled $7.5 million, with $1.1 million recognized for the three months ended December 31, 2022 and $6.4 million recognized for the six months ended June 30, 2023. This change in classification serves to increase our Adjusted EBITDA by $6.4 million for the year ended December 31, 2023 and $1.1 million for the year ended December 31, 2022, when compared to classification in prior periods.

[2] Fair value adjustments for our swaps and foreign currency exchange contracts, foreign exchange gains (losses) and other insignificant non-operating related (expenses) income.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest rate market risk

For the year ended December 31, 2024, we were exposed to changes in Adjusted Term SOFR interest rates on the USD Term Loans of the senior secured credit facilities, subject to a minimum floor of 0.00%. As of December 31, 2024, the applicable Adjusted Term SOFR was above said floor. To offset our exposure to interest rate changes, Getty Images entered into interest rate swap agreements with notionals of $355.0 million. These swap arrangements also had an embedded floor of 0.00%. The interest rate swap agreement matured February 19, 2024. Based on $579.2 million of principal outstanding as of December 31, 2024 on our USD Term Loan of our senior secured credit facility, each one eighth percentage point increase in the Adjusted Term SOFR rate thereafter would have correspondingly increased our interest expense on the senior secured credit facilities by approximately $0.7 million per annum. We were also exposed to changes in EURIBOR interest rates on the EUR Term Loans, subject to a minimum floor of 0.00%. As of December 31, 2024, the principal outstanding of our EUR Term Loans of the senior secured term was €419.0 million. Based on the principal outstanding as of December 31, 2024, each one eighth percentage point increase in the EURIBOR rate would have correspondingly increased our interest expense on the senior secured credit facilities by approximately $0.6 million per annum.

On February 21, 2025, Getty Images amended the Existing Credit Agreement, pursuant to which, among other things, the Original USD Term Loans were repaid in full and the Dollar Fixed Rate Term B-1 Loans were incurred. The Dollar Fixed Rate Term B-1 Loans are subject to a fixed interest rate. As of the Amendment Effective Date, Getty Images is no longer exposed to fluctuation in Adjusted Term SOFR). Getty Images continues to be exposed to changes in

EURIBOR interest rates on the Euro Term B-1 Loans under the Amended Credit Agreement. Please refer to "*Note 23 — Subsequent Events*" in our consolidated financial statements for more discussion on the Refinancing Amendment.

Foreign currency market risk

We are exposed to foreign currency risk by virtue of our international operations. For each of the years ended December 31, 2024 and 2023, we derived approximately 43% of our revenue from operations outside the United States. Getty Images and its subsidiaries enter into transactions that are denominated in currencies other than Getty Images' functional currency, including the Euro and British pounds. Some of these transactions result in foreign currency denominated assets and liabilities that are revalued each month. Upon revaluation, transaction gains and losses are generated, which, with the exception of those related to long-term intercompany balances, are reported as exchange gains and losses in our Consolidated Statements of Operations in the periods in which the exchange rates fluctuate. Transaction gains and losses on foreign currency denominated long-term intercompany balances for which settlement is not planned or anticipated in the foreseeable future, are reported in "*Accumulated other comprehensive loss*" in our consolidated balance sheets.

Transaction gains and losses arising from revaluation of assets and liabilities denominated in the same foreign currencies may offset each other, in part, acting as a natural hedge. Where our assets and liabilities are not naturally hedged, we may enter into non-exotic foreign currency exchange contracts to reduce our exposure to transaction gains and losses. These foreign exchange contracts are generally up to eighteen months in original maturity and primarily require the sale of either the Euro or British Pounds and the purchase of U.S. Dollars. The contracts during the current period have not been designated as hedges as defined by ASC 815, "Derivatives and Hedging," and therefore gains and losses arising from revaluation of these forward contracts are recorded as "*Foreign exchange gain (loss) – net*" in our Consolidated Statements of Operations in the periods in which the exchange rates fluctuate. These gains and losses generally offset, at least in part, the gains and losses of the underlying exposures that are being hedged.

The statements of operations of foreign subsidiaries are translated into U.S. Dollars, our reporting currency, at the prior month's average daily exchange rate. When these exchange rates change from period to period, they cause fluctuations in reported results of operations that are not necessarily indicative of fundamental company operating performance but instead may reflect the performance of foreign currencies.

Item 8. Financial Statements and Supplementary Data.

The information required by this item is incorporated by reference to the consolidated financial statements and accompanying notes set forth on pages F-2 through F-43 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based upon our evaluation management concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to accomplish their objectives at a reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with

generally accepted accounting principles. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements. No evaluation of controls can provide absolute assurance that misstatement due to error or fraud will not occur or that all control issues or instances of fraud have been detected.

Our management conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that, as of December 31, 2024, our internal controls over financial reporting were effective.

As we are an "emerging growth company" and "smaller reporting company," we are exempt from the requirement to obtain an attestation report from our independent registered public accounting firm on the assessment of our internal controls pursuant to Sarbanes-Oxley Act of 2002, and this Annual Report does not include such attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Insider Trading Arrangements and Policies

Other than described in the table below, during the fiscal quarter ended December 31, 2024, none of our directors and officers (as defined in Section 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" as each term is defined in Item 408(a) of Regulation S-K).

Name and Title	Action	Date Adopted/ Terminated	Trading Arrangement Rule 10b5-1	Total Shares to be Sold	Expiration Date
Lizanne Vaughan, Former Senior Vice President, Former Chief People Officer[1]	Terminate	11/14/2024	X	300,000	12/19/2025

(1) Ms. Vaughan separated from the Company effective October 31, 2024.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Code of Conduct and Business Ethics for Employees, Executive Officers, and Directors

The Company has adopted a Code of Conduct and Business Ethics applicable to its directors, executive officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions that complies with the rules and regulations of the NYSE. The Code of Conduct and Business Ethics codifies the business and ethical principles that govern all aspects of the Company's business. A copy of the Code of Conduct and Business Ethics has been filed with the SEC and is provided on our website, gettyimages.com. The Company will disclose on its website all disclosures that are required by law or the NYSE listing standards concerning any amendments to or waivers of certain provisions of its Code of Conduct and Business Ethics. The information on any of our websites is deemed not to be incorporated in this Annual Report.

Executive Officers and Board of Directors

The following persons are the members of our Board of Directors and our executive officers as of the date of this Annual Report:

Name	Age	Position
Executive Officers		
Craig Peters	55	Chief Executive Officer, Director (Class III)
Mikael Cho	38	Senior Vice President, CEO, Unsplash
Grant Farhall	49	Senior Vice President, Chief Product Officer
Gene Foca	59	Senior Vice President, Chief Marketing Officer
Nate Gandert	51	Senior Vice President, Chief Technology Officer
Chris Hoel	53	Vice President, Chief Accounting Officer
Kjelti Kellough	51	Senior Vice President, General Counsel
Jennifer Leyden	51	Senior Vice President, Chief Financial Officer
Ken Mainardis	53	Senior Vice President, Global Content
Peter Orlowsky	56	Senior Vice President, Strategic Development
Michael Teaster	58	Senior Vice President, Chief of Staff
Daine March Weston	37	Senior Vice President, Ecommerce
Non-Employee Directors		
Mark Getty, self-employed, serving in various capacities including Trustee and director of various Getty family entities	64	Chair (Class II)
Patrick Maxwell, Private Equity Management	59	Director (Class I)
James Quella, self-employed	75	Director (Class I)
Jeffrey Titterton, Chief Marketing Officer, Stripe, Inc.	52	Director (Class I)
Chinh Chu, Senior Managing Director and Founder, CC Capital Partners, LLC	58	Director (Class II)
Brett Watson, President, Koch Equity Development LLC	44	Director (Class II)
Tracy Knox, self-employed	53	Director (Class II)
Michael Harris, Managing Director of Koch Equity Development LLC	45	Director (Class III)
Hilary Schneider, Strategic Advisor to the Board of Directors of Shutterfly	63	Director (Class III)

Executive Officers

All of our executive officers, other than Grant Farhall, Kjelti Kellough, Ken Mainardis and Daine Weston are located in the United States. For the biography of Craig Peters, our chief executive officer and director, see "—*Directors*" below.

Mikael Cho

Mr. Cho has served as Co-Founder and Chief Executive Officer for Unsplash, a subsidiary of the Company, since 2013 and is responsible for leading and operating Unsplash's overall strategy and vision. In 2013, Mr. Cho founded Unsplash as a blog with ten photos and the mission to make world-class images accessible to enable everyone to create. Prior to founding Unsplash, Mr. Cho held co-founder and leadership roles at companies in the digital and creative sectors, including Crew, a marketplace for creative talent, Uber Foundry, a digital design studio, and WHYNOTBLUE Digital Agency.

Grant Farhall

Mr. Farhall has served as our Senior Vice President, Chief Product Officer since 2020, where he is responsible for our overall product strategy and vision. In his role, Mr. Farhall oversees our websites, user experiences, customer research and generative AI strategy, with the aim of making it easier for our customers to discover, license and share content to connect with their audiences, and drive impact for the business. His career at Getty Images spans more than a decade, including his prior role as Vice President of Ecommerce from 2019 until 2020 and his role as General Manager of iStock from 2017 until 2019. Prior to joining Getty Images, Mr. Farhall worked in broadcast journalism and managed several design and web development agencies.

Gene Foca

Mr. Foca has served as our Senior Vice President, Chief Marketing and Revenue Officer since 2017 and effective May 1, 2023, as Senior Vice President, Chief Marketing and Revenue Officer. As Chief Marketing and Revenue Officer, Mr. Foca is responsible for leading global marketing, sales, ecommerce and communications for Getty Images, overseeing our brand portfolio, strategy and execution for all marketing channels from digital to communications, marketing data science and operations and global sales, including outbound sales, customer success and customer service. He has a wealth of experience across ecommerce, product and digital marketing, bringing over 20 years' experience as a strategic and data driven leader, launching and growing some of the world's biggest content and ecommerce businesses. Mr. Foca joined Getty Images after nearly five years at Amazon in Seattle and New York from 2012 through 2016, working with Kindle and retail ecommerce, as well as a brief stint at Fresh Direct overseeing customer marketing. Prior to that, he served as SVP of Marketing for News Digital/News Corporation, where he focused on content app launches and subscription marketing from 2010 until 2011. He previously spent nearly 19 years at Time Warner in senior ecommerce and consumer marketing leadership roles, primarily with the Time Incorporated division from 1991 until 2010.

Nate Gandert

Mr. Gandert has served as our Senior Vice President, Chief Technology Officer since 2016. In his role as Chief Technology Officer, Mr. Gandert is responsible for leading our overall technology strategy and vision, as well as our data and insights capabilities. Mr. Gandert oversees all advancements, innovations and operations delivered by the technology and product functions, including our search architecture, application and software development, ecommerce platform and websites with the aim of enriching our product offering to better serve customers worldwide. His remit also includes the development of internal and customer value using data, AI and machine learning.

Mr. Gandert's career at Getty Images spans over 13 years during which time he has served in various Vice President, Senior Director, Director and professional level roles. Prior to joining Getty Images, Mr. Gandert held vice president and leadership roles at other companies in the ecommerce and media sectors, holding more than 25 years of industry experience overall.

Chris Hoel

Mr. Hoel has served as Vice President, Finance and Chief Accounting Officer of Getty Images since April 2014. Mr. Hoel is responsible for Getty Images' Accounting, External Financial Reporting, and Finance Operations functions, and has 30 years of accounting and finance experience. He joined Getty Images in 2009 as the Director, Finance, before being promoted to Senior. Director, Finance in 2011, and then Vice President, Finance in 2013 and to Vice President, Chief Accounting Officer in 2014. Mr. Hoel previously held the role of Corporate Controller for Fisher Communications, Inc. from July 2005 to March 2009, and Controller/Associate Director of SEC Reporting for Xcyte Therapies from February

2001 to July 2005. Prior to his career with Xcyte Therapies, Mr. Hoel held progressively more responsible financial/accounting positions in both public accounting and private industry.

Mr. Hoel earned his bachelor's degree in Accounting from Central Washington University and has been a Certified Public Accountant since 1995.

Kjelti Kellough

Ms. Kellough has served as our General Counsel since 2019. In her role as General Counsel, Ms. Kellough leads our global Legal and Facilities functions and is responsible for overseeing its worldwide legal affairs, including corporate governance, compliance, governmental relations, litigation, intellectual property and corporate matters, and real estate and facilities matters. Prior to her role as our General Counsel, Ms. Kellough served as Vice President, Corporate Counsel from 2012 until 2019, overseeing corporate commercial legal matters for the Americas, as well as global legal support for our product and marketing functions. Ms. Kellough also held various Senior Director and Director roles with Getty Images. Ms. Kellough has more than 20 years of legal experience and prior to joining Getty Images in 2009, Ms. Kellough was a corporate finance partner at TingleMerrett LLP and an intellectual property and corporate associate at Blake, Cassels & Graydon LLP.

Jennifer Leyden

Ms. Leyden has served as our Senior Vice President, Chief Financial Officer since January 2022. As Chief Financial Officer, Ms. Leyden is responsible for our Global Finance and Accounting, Financial Reporting and Analysis, Business Intelligence, Tax, Treasury, and Investor Relations functions. Ms. Leyden has more than 25 years of financial, accounting and leadership experience. She joined Getty Images in 2016 as the Senior Director, Enterprise Reporting and Analysis, before being promoted to Vice President, Financial Planning and Analysis in February 2019, Senior Vice President of Investor Relations and Finance in 2021 and to CFO in 2022. Before joining Getty Images, Ms. Leyden held the role of CFO for six years at Physique 57, a global fitness brand. In this role, she led Physique 57 through a period of rapid expansion and topline growth, driving scalable cost base efficiencies while navigating the business through a period of dynamic and explosive growth in the broader health and wellness industry. Ms. Leyden also spent 10 years at Sony Music Entertainment in several progressively impactful financial roles, ending her tenure there as the Senior Director of Finance for Columbia Records, one of the largest and most iconic record labels in the world. She launched her career by becoming licensed as a Certified Public Accountant and spent four years in public accounting.

Ken Mainardis

Mr. Mainardis was appointed as our Senior Vice President, Editorial in October 2023, and he previously served as our Senior Vice President, Global Content. He oversees all of our content divisions across its editorial spectrum. From sport, entertainment, news, to archival product lines, Mr. Mainardis has responsibility for overseeing the production and licensing of photography, video, paid assignment solutions and associated services. Mr. Mainardis joined Getty Images in 2004 as Managing Editor, EMEA and a year later became Director of Editorial Photography with a focus on major editorial events. In April 2010, Mr. Mainardis took on the new role of Senior Director, Editorial Services and Events with a global brief responsible for editorial event operations and services. In February 2013, he was appointed Vice President, Sports Imagery and Operations, before being promoted to Senior Vice President of Editorial in 2017. Mr. Mainardis began his career in 1995 as an assignments editor for the Reuters News Agency in their London bureau, before taking on the role of Global Sports Editor for Reuters Pictures in 2000. Mr. Mainardis is also a board member of the News Media Coalition, a not-for-profit trade organization protecting the news media's access to events of public interest.

Peter Orlowsky

Mr. Orlowsky has served as our Senior Vice President, Strategic Development since 2017. Mr. Orlowsky is responsible for evaluating and building key business strategies and partnerships, as well as for identifying and developing new business opportunities for Getty Images. In this role, Mr. Orlowsky drives global content licensing and distribution deals with leading technology, multimedia and service providers worldwide, as well as oversees our relationships with global partners. Mr. Orlowsky has been with Getty Images for over 20 years, serving several roles at various levels including Vice President and Senior Director, across Getty Images in business development and sales.

Michael Teaster

As our senior vice president, Chief of Staff, since September 2022, Mr. Teaser supports our Global Leadership Team and our Board of Directors with company planning, priority management, and delivery. Mr. Teaser has 30 years of industry-related experience and has served in several executive roles for Getty Images. Prior to his current role, Mr. Teaser served as Senior Vice President of Business Operations from 2017 to 2019, before which he also served as Senior Vice President of Global Sales from 2008 to 2017, among other executive roles. Previously, Mr. Teaser served as Vice President of Licensee Relations for The Image Bank, a company that was later acquired by Getty Images in 1999.

Daine Weston

Mr. Weston was appointed Senior Vice President, Ecommerce, in May 2023. As the Senior Vice President of Ecommerce, Daine Weston leads Getty Images' efforts to enhance its online business by delivering exceptional customer experience across its ecommerce platform and websites, digital marketing initiatives, SEO strategy, and ecommerce operations. Based in New York, Mr. Weston sits on the company's executive team, providing valuable insights and strategic direction to support the company's growth. With over 15 years of experience in digital marketing, he has made significant contributions to Getty Images' success. He was instrumental in developing a scalable global model for display and remarketing efforts across multiple brands and countries during his time in Calgary. As the head of Getty Images EMEA Digital Marketing team in London, Mr. Weston successfully drove growth in customer acquisition across all paid marketing channels. As Vice President of Digital Marketing & Demand Generation at Getty Images, he oversaw customer acquisition, paid marketing investments, and demand generation efforts globally. Prior to joining Getty Images in 2015, Mr. Weston was a key player at OMD Digital and OMD International, where he led efforts for major clients such as Vodafone, Sky Television, McDonald's, Johnson & Johnson, Air New Zealand and Sony. Mr. Weston received a double major in advertising and marketing from AUT University in Auckland, New Zealand.

Directors

Mark Getty

Mr. Getty has served as the Chair of our Board of Directors since he co-founded Getty Images in March 1995 and was Executive Chair of Getty Images through 2005. From 2005 to 2018, he was a non-executive director on our Board of Directors and in 2018 resumed the role of Chair on a resumption of control of Getty Images by the Getty Family Stockholders. In the late 1980s, Mr. Getty began his professional career with Kidder Peabody in New York and then joined Hambros Bank Limited in London in 1991.

In his capacity as Trustee and Director of various Getty family entities, Mr. Getty oversees a diverse program of investments in all asset classes. In addition, he has been particularly involved in the family's direct private equity investment activities, which have included: Wisden Crincinfo, a leading online publisher of cricket data; Hawk-Eye, a sports technology business that is a leader in ball tracking for officiating and broadcast enhancement in tennis, soccer and cricket; Hakluyt, a UK-based provider of commercial and strategic intelligence and research services to major corporate and financial institutions; 7digital, a leading B2B digital music platform in the UK; and &Beyond Group, a leading luxury adventure travel and lodging business in Africa.

Mr. Getty was a trustee of the National Gallery in London between 1999 and 2015, as well as its Chair between 2008 and 2015. He was appointed KBE in 2016 in recognition of his services to the Arts. In 2017, he became the Chair of Trustees of the British School in Rome.

Craig Peters

Craig Peters has served as our Chief Executive Officer and a director since 2019. As CEO, Mr. Peters has overarching responsibility for the organization across its Getty Images, iStock and Unsplash brands. Mr. Peters joined Getty Images in 2007 and prior to being appointed CEO in 2019, he served as Chief Operating Officer with previous leadership roles across Content, Product, Marketing, Technology and Business Development.

Prior to joining Getty Images, Mr. Peters held key leadership roles in media and technology within established and early stage organizations. These included WireImage (acquired by Getty Images), FOX Sports Interactive, the PGA TOUR, Homestead.com (acquired by Intuit) and positions with A. T. Kearney and Eastman Kodak Company. In 2005 while at the PGA TOUR, Craig accepted an Emmy by the National Television Academy for Outstanding Achievement in Advanced Media Technology for the Enhancement of Original Television Content. Mr. Peters holds an MBA from The Wharton School of Business and a BS in Finance from The Ohio State University.

Patrick Maxwell

Mr. Maxwell has served as a member of our Board of Directors since October 2012. Mr. Maxwell has followed a career in private equity investment management since 1991, initially working with the UK-based investment bank, Hambros. Amongst other deals he was involved with, Mr. Maxwell led Hambros' co-investment alongside the Getty family in the founding of Getty Images. Mr. Maxwell also spent four years living and working in South Africa establishing an investment banking business for Hambros in that region. In May 2004, Mr. Maxwell began working with Mark Getty and the Getty family office, Sutton Place. Mr. Maxwell's primary focus has been to build family wealth via long term business-building investments in the content-based media sector, including Getty Images, the Wisden Cricinfo group, 7 Digital, Hawk-Eye Innovations and Hakluyt & Co. Mr. Maxwell has also been involved in the oversight of Getty family interests in Wormsley Estate (the Getty family's home and multi-activity rural estate in the UK) and in &Beyond (a South African-based luxury adventure travel and lodging business).

In addition to his board position at Getty Images, Mr. Maxwell has served on the Board of Directors of Getty Capital Limited since June 2018, &Beyond since July 2007, Tara Getty Foundation since April 2009, Sutton Place Foundation since May 2010 and The Africa Foundation Trust since November 2014. Mr. Maxwell also served as a Partner of Sutton Place Managers LLP from May 2004 to May 2019. Mr. Maxwell was a Trustee of the Royal Ballet School from 2000 to 2011, a Trustee and Investment Committee Chairman of the Henry Smith Charity, £1 billion endowment-based grant-making charity, from 2011 to 2019 and a Director of the UK Tennis & Rackets Association from 2013 to 2018. Mr. Maxwell is a graduate of Oxford University and qualified as a Chartered Accountant with PWC in 1990.

James Quella

Mr. Quella has served on our Board of Directors since July 2022, and also serves as a member of the Audit Committee. Mr. Quella previously served as a director of CCNB from August 2020 through the Closing Date of July 2022. Mr. Quella currently serves as a director and has served on the Compensation and Audit Committees of Dun & Bradstreet Corporation (NYSE: DUN) since April 2019. Mr. Quella has previously served as chairman of the board of Michaels Companies, Inc. (when it was listed on the Nasdaq Stock Market) from March 2019 to April 2021, having previously served as Lead Independent Director since November 2018 and as a Director of Fidelity & Guaranty Life Insurance Company from 2017 to 2020. Mr. Quella retired as a Senior Managing Director, Senior Operating Partner and Head of the Portfolio Operations Group at Blackstone, an investment business on behalf of pension funds, large institutions and individuals, in the Private Equity Group in June 2013, having served in these roles since February 2003. Mr. Quella was Managing Director in Private Equity and Senior Operating Partner and Head of the Portfolio Operations Group at DLJ Merchant Banking from 2000 to 2003. In the last 20 years, Mr. Quella has been a director of Advanstar, Allied Waste, Catalent Pharma Solutions, Inc., Columbia House, Celanese Corporation, Decrane Aerospace, DJO Global, Inc., Freescale Semiconductor, Inc., Graham Packaging Company, L.P., Houghton Mifflin Harcourt Company, Intelenet Global Services, Jostens, Lionbridge Technologies, Inc., The Nielsen Company, Vanguard Health Systems, Inc., and Von Hoffman. Mr. Quella received a B.A. in International Studies from The University of Wisconsin-Madison and an M.B.A. with Dean's Honors from the University of Chicago Graduate School of Business.

Jeffrey Titterton

Mr. Titterton has served on our Board of Directors since November 2022, currently serves as the Chief Marketing Officer of Stripe, Inc., and served as the Chief Operating Officer of Zendesk Inc. from April 2021 until November 2022. He previously served as Zendesk Inc.'s Chief Marketing Officer from October 2018 until April 2021 and its Senior Vice President, Marketing from May 2017 to October 2018. From January 2017 to May 2017, Mr. Titterton served as the Head of Global Campaign and Engagement Marketing for Adobe Inc., a software company, and as Head of Engagement Marketing, Creative Cloud, from August 2013 to January 2017. Prior to that, Mr. Titterton served as the Chief Marketing Officer for 99designs, a graphic design marketplace, from August 2011 to August 2013. Mr. Titterton holds a B.A. in English with a concentration in economics from Cornell University.

Chinh Chu

Mr. Chu served as Chief Executive Officer and Director of CCNB from May 2020 through the Closing Date, and as a director on our Board of Directors since the Closing Date. Mr. Chu has over 30 years of investment and acquisition experience. Mr. Chu also served as Chief Executive Officer and Director of CCNB1 (NYSE: PCPL) from August 2020 until the consummation of the business combination with E2open Holdings, LLC in February 2021 (NYSE: ETWO). Mr. Chu now serves as the chairman of the Board of Directors of E2open (NYSE: ETWO) since February 2021. Mr. Chu

served as the Vice Chairman of Collier Creek Holdings ("Collier Creek") (NYSE: CCH), a blank check company co-founded by him and formed for substantially similar purposes as CCNB. On August 28, 2020, Collier Creek consummated the acquisition of Utz Brands Holdings, LLC, the parent of Utz Quality Foods, LLC, a leading manufacturer of branded salty snacks, to form Utz Brands (NYSE: UTZ). In 2016, Mr. Chu co-founded CF Corporation for substantially similar purposes as CCNB. CF Corporation sold 69.0 million units in its IPO, generating gross proceeds of $690.0 million. On November 30, 2017, CF Corporation consummated the acquisition of Fidelity & Guaranty Life, a provider of annuities and life insurance products, for approximately $1.835 billion plus the assumption of $405 million of existing debt, and related transactions. In connection with the FGL business combination, the name of the company was changed from "CF Corporation" to "FGL Holdings" (NYSE: FG). Mr. Chu served as Co-Executive Chairman of FGL Holdings.

Mr. Chu is the founder and the Senior Managing Partner of CC Capital, a private investment firm which he founded in 2016. As Senior Managing Director of CC Capital, Mr. Chu led the effort to take Dun & Bradstreet private in a $7.2 billion deal that closed in February 2019. Before founding CC Capital, Mr. Chu worked at Blackstone from 1990 to December 2015, where Mr. Chu led numerous investments across multiple sectors, including technology, financial services, chemicals, specialty pharma and healthcare products, and packaging. Mr. Chu was a Senior Managing Director at Blackstone from 2000 until his departure in December 2015, where he served, at various points, as a member of Blackstone's Executive Committee, the Co-Chair of Blackstone's Private Equity Executive Committee and as a member of Blackstone Capital Partners' Investment Committee.

Before joining Blackstone in 1990, Mr. Chu worked at Salomon Brothers in the Mergers & Acquisitions Department. In addition to Mr. Chu's role as Chairman of E2open, he has served on the boards of directors of Dun & Bradstreet (NYSE: DNB) since 2019 and E2open Holdings, LLC (NYSE: ETWO) since 2020. Mr. Chu previously served on the Board of Directors of AVINTIV from 2011 to 2012, BankUnited Inc. from 2009 to 2014, Kronos Incorporated from 2014 to 2015, Biomet, Inc. from July 2007 to September 2007 and from 2013 to 2015, Freescale Semiconductor, Ltd. from 2011 to 2015, HealthMarkets, Inc. from 2006 to 2016 and NCR Corporation (NYSE: NCR) from 2015 to 2021. Mr. Chu also previously served on the Board of Directors of Stearns Mortgage, Alliant Insurance Services, Inc., AlliedBarton Security Services, Celanese Corporation, DJO Global, Inc., Graham Packaging, the London International Financial Futures and Options Exchange, Nalco Company, Nycomed, Stiefel Laboratories and SunGard Data Systems, Inc. Mr. Chu received a B.S. in Finance from the University of Buffalo.

Tracy Knox

Ms. Knox has served as a director on our Board of Directors since April 10, 2024, and she previously served as the Chief Financial Officer of Rover Group, the world's largest online marketplace for pet care from 2017 through its public listing and SPAC merger in 2021, retiring at the end of 2022. Prior to that, Ms. Knox served as Chief Financial Officer of Rightside, a leading domain name service company from its public listing in 2014 until it's sale in 2017, as Chief Financial Officer at A Place for Mom from 2013 until 2014, as Chief Financial Officer at UIEvolution from 2011 until 2013, and at drugstore.com from 2003, including as Chief Finance Officer from 2008 until 2011.

Ms. Knox also serves on the boards of Babylist since 2021 and Pet Partners since 2023. Ms. Knox holds a B.S. in Accounting from Indiana University and a M.B.A. with honors from University of Washington.

Brett Watson

Mr. Watson has served on our Board of Directors since February 2019. Mr. Watson has been the President of Koch Equity Development LLC since December of 2020. Before that, Mr. Watson was a Senior Managing Director of Koch Equity Development LLC.

In addition to his board position at Getty Images, Mr. Watson currently serves on the boards of directors of the parent companies of Infor, Hexagon AB, Transaction Network Services, and MI Windows and Doors. He formerly served on the boards of directors of ADT Inc., Solera Holdings Inc., Globus, and the Flint Group. Mr. Watson earned both his B.S. and M.B.A. degrees from Binghamton University.

Michael Harris

Mr. Harris has served on our Board of Directors since February 2019. Since 2019, Mr. Harris has also served as a Managing Director of Koch Equity Development, where he has been employed since October 2013. Mr. Harris is responsible for the origination, evaluation and execution of acquisitions and investments for Koch Industries, Inc. In this

capacity, he evaluates opportunities across industries with specific expertise in the software, technology, aerospace and defense, and industrial manufacturing sectors. Prior to joining Koch, Mr. Harris worked for Bank of America Merrill Lynch advising clients on mergers and acquisitions, capital deployment and structured equity capital alternatives from 2011 to 2013. He has also previously worked at Orbital Sciences Corporation as a mechanical engineer in their Launch Systems group from 2005 to 2011.

In addition to his board position at Getty Images, Mr. Harris has served as a board observer of Infor since 2017. He formerly served on the board of Truck-Lite, a leading manufacturer of lighting solutions for commercial and off-road vehicles from December 2015 to December 2019. Mr. Harris holds his B.S. and M.S. degrees in Mechanical Engineering from Brigham Young University. He also holds a M.B.A degree from Columbia Business School.

Hilary Schneider

Ms. Schneider has served on our Board of Directors since 2020 and is the former Chief Executive Officer and current Strategic Advisor to the Board of Directors of Shutterfly, a leading ecommerce and manufacturing platform for personalized products and custom design, since 2020. Ms. Schneider previously served as Chief Executive Officer of Wag!, the country's largest on-demand mobile dog walking and dog care service, from 2018 to 2019. Prior to this role, Ms. Schneider served as President and CEO of LifeLock, the leader in identity theft protection, through its public listing and acquisition by Symantec, as well as serving in a series of executive positions at Yahoo! From 2006 to 2010 and in several senior leadership roles at Knight Ridder from 2002 to 2005.

In addition to her board position at Getty Images, Ms. Schneider also serves on the boards of Vail Resorts, Inc. (NYSE: MTN) and Digital Ocean since 2010, and water.org since 2011. Ms. Schneider holds a B.A. in economics from Brown University and an M.B.A. from Harvard Business School.

Corporate Governance

Board Composition

Our business and affairs are organized under the direction of our Board of Directors. Our Board of Directors currently consists of ten members. The primary responsibilities of our Board of Directors are to provide oversight, strategic guidance, counseling and direction to our management. Our Board of Directors meets on a regular basis and additionally as required.

In accordance with our Amended and Restated Certificate of Incorporation, our Board of Directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Currently, our Board of Directors is divided into the following classes:

- Class I, which consists of Patrick Maxwell, James Quella and Jeffrey Titterton, whose terms will expire at the 2027 Annual Meeting;

- Class II, which consists of Mark Getty, Chinh Chu, Tracy Knox and Brett Watson, whose terms will expire at the Company's annual meeting of stockholders to be held in 2025; and

- Class III, which consists of Hilary Schneider, Michael Harris, and Craig Peters, whose terms will expire at the Company's annual meeting of stockholders to be held in 2026.

At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of our Board of Directors may have the effect of delaying or preventing changes in our control or management.

Further, in connection with the execution of the Business Combination Agreement, CC Neuberger Principal Holdings II Sponsor LLC (the "Sponsor"), the equityholders of the Sponsor, certain equityholders of Legacy Getty and certain other parties thereto entered into the Stockholders Agreement dated December 9, 2021 with Getty Images (then Vector Holding, LLC), pursuant to which, among other things, our Board of Directors consists of (i) three directors nominated by Getty Investments LLC ("Getty Investments"), (ii) two directors nominated by Koch Icon Investments, LLC ("Koch Icon"), (iii) one director nominated by CC Capital Partners, LLC ("CC Capital"), (iv) the chief executive officer of Getty Images and (v) a number of independent directors sufficient to comply with the requisite independence requirements of the NYSE and the rules and regulations of the SEC. The number of nominees that each of Getty Investments, Koch Icon and CC Capital will continue to be entitled to nominate pursuant to the Stockholders Agreement is subject to reduction based on the

aggregate number of shares of Class A common stock held by such stockholders (together with their successors and any permitted transferees), as follows:

- For so long as (i) the Getty Family Stockholders beneficially own, in the aggregate, at least 52,000,000 shares of Class A common stock, as adjusted for stock splits, stock combinations, and the like (the "Three Director Appointment Threshold"), Getty Investments shall be entitled to nominate three individuals to our Board of Directors, (ii) if the Getty Family Stockholders do not meet the Three Director Appointment Threshold, but the Getty Family Stockholders beneficially own, in the aggregate, at least 26,000,000 shares of Class A common stock, as adjusted for stock splits, stock combinations, and the like (the "Two Director Appointment Threshold"), Getty Investments shall be entitled to nominate two individuals to the our Board of Directors, and (iii) the Getty Family Stockholders beneficially own, in the aggregate, fewer than 26,000,000 shares of Class A common stock, as adjusted for stock splits, stock combinations, and the like, but greater than or equal to 5% of the total number of outstanding shares of Class A common stock (but less than a number of shares of Class A common stock that would meet the Two Director Appointment Threshold), Getty Investments shall be entitled to nominate one individual to our Board of Directors. In the event that the Getty Family Stockholders beneficially own, in the aggregate, less than 5% of the total number of outstanding shares of Class A common stock, Getty Investments will not be entitled to nominate any individual to our Board of Directors pursuant to the Stockholders Agreement.

- For so long as (i) Koch Icon beneficially owns, in the aggregate, at least 26,000,000 shares of Class A common stock, as adjusted for stock splits, stock combinations, and the like, Koch Icon shall be entitled to nominate two individuals to our Board of Directors and (ii) Koch Icon beneficially owns, in the aggregate, fewer than 26,000,000 shares of Class A common stock, as adjusted for stock splits, stock combinations, and the like, but greater than or equal to 5% of the total number of outstanding shares of Class A common stock, Koch Icon shall be entitled to nominate one individual to our Board of Directors. In the event that Koch Icon beneficially owns, in the aggregate, less than 5% of the total number of outstanding shares of Class A common stock, Koch Icon shall not be entitled to nominate any individual to our Board of Directors pursuant to the Stockholders Agreement.

- For so long as the Sponsor beneficially owns, in the aggregate, at least 5,116,000 shares of Class A common stock, as adjusted for stock splits, stock combinations, and the like, CC Capital shall be entitled to nominate one individual to our Board of Directors. In the event that the Sponsor beneficially owns, in the aggregate, fewer than 5,116,000 shares of Class A common stock, as adjusted for stock splits, stock combinations, and the like, CC Capital shall not be entitled to nominate any individual to our Board of Directors pursuant to the Stockholders Agreement.

Please see the Stockholders Agreement, which is attached as exhibit 10.3 to this Annual Report on Form 10-K, and "*Item 13. Certain Relationships and Related Transactions, and Director Independence—Stockholders Agreement.*" See also "*Item 13. Certain Relationships and Related Transactions, and Director Independence—Significant Stockholder Agreement*" for information on certain corporate governance matters entered into in connection with the Shutterstock Merger Agreement.

Director Independence

As required by the rules of the New York Stock Exchange ("NYSE"), a majority of our Board of Directors is independent. An "independent director" is generally defined under applicable NYSE rules as one who the Board of Directors affirmatively determines has no material relationship with the company, either directly or as an officer, partner or stockholder of a company that has a relationship with the company. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and the listing standards of NYSE.

Our Board of Directors has determined that each of the directors, other than Craig Peters and Mark Getty, qualifies as an "independent director" under applicable SEC and NYSE rules for purposes of serving on our Board of Directors and each committee on which they serve, as applicable. Our Board of Directors also previously determined that Jonathan D. Klein, a former director who served on our board until June 13, 2024, was an "independent director" under applicable SEC and NYSE rules for purposes of serving on our Board of Directors and the committee on which he served. In making these determinations, our Board of Directors reviewed and discussed information provided by the directors with regard to each director's business and personal activities and relationships as they may relate to us and our management.

Role of Our Board of Director in Risk Oversight/Risk Committee

Our Board of Directors is involved in the oversight of risk management related to us and our business. Our Board of Directors accomplishes this oversight both directly and through its Audit Committee, which assists the board in overseeing a part of our overall risk management and regularly reports to the board. The Audit Committee represents the board by

periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the oversight of administrative and financial controls, our compliance with legal and regulatory requirements, cybersecurity, our procedures for treatment of complaints regarding internal accounting controls or auditing matters, and our policies with respect to risk assessment and risk management. Through its regular meetings with management, including the finance, legal and internal audit functions, the Audit Committee reviews and discusses significant areas of our business and related risks and summarizes for the board areas of risk and any mitigating factors. In addition, our Board of Directors participates in regular briefings with management on a variety of topics, including cybersecurity and artificial intelligence, in which risk oversight is an inherent element.

Board Committees

Our Board of Directors has three standing committees—an audit committee, a compensation committee, and a nominating and corporate governance committee. We may from time to time establish other committees. Copies of the charters for each committee are available on our website.

Audit Committee

Our audit committee consists of Tracy Knox, Hilary Schneider and James Quella. Our Board of Directors has determined that each of the members of the audit committee satisfies the independence requirements of the NYSE corporate governance standards and Rule 10A-3 under the Exchange Act and is financially literate (as defined under the rules of the NYSE). In arriving at this determination, our Board of Directors has examined each audit committee member's scope of experience, the nature of their prior and/or current employment and all other factors determined to be relevant under the rules and regulations of the NYSE and the SEC.

Tracy Knox serves as the chair of our Audit Committee. Our Board of Directors has determined that Ms. Knox, Ms. Schneider and Mr. Quella each qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE rules. In making this determination, our Board of Directors has considered formal education and previous professional experience in financial roles. Both our independent registered public accounting firm and management periodically meet privately with the audit committee members.

Our Board of Directors has delegated the oversight of cybersecurity risks to the Audit Committee. The Audit Committee assists the Board in its oversight of the Company's policies and practices employed to identify, assess and manage key risks facing Getty Images, including cybersecurity risks. Members of management, including the Company's Chief Technology Officer, provide the Audit Committee with updates on cybersecurity and information technology matters. In turn, the Audit Committee and management also provide updates to the Board of Directors.

The functions of our Audit Committee include, among other things:

- evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

- reviewing our financial reporting processes and disclosure controls;

- reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

- reviewing the quality and adequacy of our internal control policies and procedures, including the responsibilities, budget and staffing of our internal audit function;

- reviewing with the independent auditors, and internal audit department, if applicable, the annual audit plan;

- obtaining and reviewing at least annually a report by the Company's independent auditors describing the independent auditors' internal quality control procedures, issues raised by the most recent internal quality-control review and all relationships between the independent auditor and the Company, if any;

- monitoring the rotation of the lead partner of our independent auditor on our engagement team as required by law;

- prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

- reviewing our annual and quarterly financial statements and reports, including the disclosures contained in *Management's Discussion and Analysis* of the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and discussing the statements and reports with our independent auditors and management;

- reviewing with our independent auditors and management significant issues in internal audit reports and responses by management;

- reviewing with management and our auditors any earnings press releases and other public announcements related to financials;

- establishing and overseeing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

- preparing the report that the SEC requires in our annual proxy statement;

- reviewing and providing oversight of any related party transactions in accordance with our related party transaction policy and reviewing and monitoring compliance with legal, regulatory and ethical responsibilities;

- reviewing our major financial risk exposures; and

- reviewing and evaluating on an annual basis the performance of the Audit Committee and the Audit Committee Charter.

The composition and function of the audit committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. We will comply with future requirements to the extent they become applicable to the Company.

Compensation Committee

Our Compensation Committee consists of Brett Watson, Chinh Chu and Hilary Schneider. Our Board of Directors has determined that each of the members of our Compensation Committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and satisfies the independence requirements of the NYSE. Mr. Watson serves as the chair of our Compensation Committee. Our Board of Directors adopted a written charter for the Compensation Committee, which is available on our corporate website at *https://investors.gettyimages.com/*. The information on any of our websites is deemed not to be incorporated in this Annual Report on Form 10-K.

The Compensation Committee has engaged Compensia, Inc. as our independent consultant. In 2024, Compensia, Inc. reviewed both executive and director compensation and did not provide us any other services. Compensia, Inc. reported directly to the Compensation Committee and provided guidance on trends in executive and non-employee director compensation, the development of specific executive compensation programs, the composition of our compensation peer group and other matters as directed by the Compensation Committee.

Our Compensation Committee is responsible for assisting our Board of Directors in the discharge of its responsibilities relating to the compensation of our executive officers. In fulfilling its purpose, our Compensation Committee has the following principal duties:

- reviewing and approving the corporate goals and objectives that pertain to the determination of executive compensation;

- reviewing and approving the compensation and other terms of employment of our executive officers;

- making recommendations to our Board of Directors regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the board;

- reviewing and making recommendations to our Board of Directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

- reviewing and establishing stock ownership guidelines for executive officers and non-employee board members;

- reviewing and assessing the independence of compensation consultants, independent legal counsel and other advisors;

- administering our equity incentive plans;

- reviewing and approving the terms of any employment agreements, severance arrangements, transition or consulting agreements, retirement agreements and change-in-control agreements or provisions and any other material arrangements for our executive officers;

- approving or recommending for approval the creation or revision of any clawback policy allowing the Company to recoup compensation paid to officers, directors and employees;

- reviewing with management our disclosures under the caption "Compensation Discussion and Analysis" in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

- preparing an annual report on executive compensation to be included in our annual proxy statement, to the extent any such report is required to be included in our annual proxy statement; and

- reviewing and evaluating on an annual basis the performance of our Compensation Committee and recommending such changes as deemed necessary to our Board of Directors.

The composition and function of the compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and NYSE rules and regulations. We will comply with future requirements to the extent they become applicable to the Company.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Michael Harris and Patrick Maxwell. Our Board of Directors has determined that each of the members of our Nominating and Corporate Governance Committee satisfies the independence requirements of the NYSE and the SEC. Mr. Harris serves as the chair of our Nominating and Corporate Governance Committee.

Our Nominating and Corporate Governance Committee's responsibilities include:

- identifying, reviewing and making recommendations of candidates to serve on our Board of Directors;

- evaluating the performance of our Board of Directors, committees of the board and individual directors and determining whether continued service on our Board of Directors is appropriate;

- evaluating nominations by stockholders of candidates for election to our Board of Directors;

- evaluating the current size, composition and governance of our Board of Directors and its committees and making recommendations to the board for approvals;

- reviewing the leadership structure of our Board of Directors, including the separation of the Chair and Chief Executive Officer roles and/or appointment of a lead independent director of the board;

- reviewing corporate governance policies and principles and recommending to our Board of Directors any changes to such policies and principles;

- reviewing issues and developments related to corporate governance;

- reviewing, approving, and monitoring directors' compliance with our Code of Business Conduct and Ethics;

- assisting the Company in fulfilling its corporate responsibility strategy; and

- reviewing periodically the Nominating and Corporate Governance Committee Charter, structure and membership requirements and recommending any proposed changes to our Board of Directors, including undertaking an annual review of its own performance.

The composition and function of the nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and NYSE rules and regulations. We will comply with future requirements to the extent they become applicable.

Limitation on Liability and Indemnification of Directors and Officers

Our Amended and Restated Certificate of Incorporation limits the Company's directors' liability to the fullest extent permitted under the DGCL. The DGCL allows for directors of a corporation to not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

- for any transaction from which the director derives an improper personal benefit;

- for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- for any unlawful payment of dividends or redemption of shares; or

- for any breach of a director's duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The DGCL and the our Amended and Restated Bylaws provide that the Company will, in certain situations, indemnify the Company's directors and officers and may indemnify other employees and other agents, to the fullest extent

permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys' fees and disbursements) in advance of the final disposition of the proceeding.

We maintain a directors' and officers' insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insider Trading Policies

The Company has adopted insider trading policies governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees and contractors, as well as a trading policy governing the Company's repurchase of its own securities. We believe both policies are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable NYSE exchange listing standards. Copies of our insider trading policies are filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of our Class A common stock, to file with the SEC reports of ownership of such securities and changes in reported ownership.

Based on a review of reports filed with the SEC, or written representations from reporting persons that all reportable transactions were reported, we believe that, during 2024, our directors, executive officers, and 10% stockholders timely filed all reports that were required to be filed under Section 16(a), except one Form 4 reporting the sale of shares of Class A common stock to cover tax withholding on the vesting and settlement of outstanding RSUs was not timely filed by Daine Weston.

Item 11. Executive Compensation

We are an "emerging growth company," as defined under the Jumpstart Our Business Startups Act, and a "smaller reporting company," as defined under the Securities Act. As an "emerging growth company," and "smaller reporting company, we have opted to comply with the executive compensation rules applicable to smaller reporting companies, which require compensation disclosure for our principal executive officer and our next two most highly compensated executive officers (other than our principal executive officer) as of the end of the last completed fiscal year (collectively, the "Named Executive Officers" or "NEOs"). Also, as an emerging growth company, and smaller reporting company, we are not required to include, and have not included, a Compensation Discussion and Analysis and certain of the other compensation tables required by Item 402 of Regulation S-K. Further, as an "emerging growth company," and "smaller reporting company," we are exempt from certain other requirements related to executive compensation, including the requirement to hold advisory votes on the compensation of our Named Executive Officers, the requirement to disclose a CEO pay ratio and the requirement to disclose "pay versus performance" information, as applicable.

The following executives were our Named Executive Officers as of December 31, 2024:

• Craig Peters, our Chief Executive Officer ("CEO");

• Nathaniel Gandert, our Senior Vice President and Chief Technology Officer; and

• Gene Foca, our Senior Vice President and Chief Marketing and Revenue Officer.

To achieve our compensation objectives, we historically have provided our executives with a compensation package consisting of the following elements:

Compensation Element	Compensation Purpose
Base Salary	Provide a fixed level of cash compensation to attract, retain and reward talented and skilled executives that is competitive for such individuals specific to scope and impact of their job responsibilities and our industry.
Annual Cash Bonus ("Non-Sales Bonus Plan")	Incentivize and reward our executives for annual contributions to our performance by tying to both corporate and individual performance metrics.
Long-Term Incentive Compensation	Promote an ownership culture and the maximization of long-term stockholder value by aligning the interests of our executives and stockholders.

2024 Summary Compensation Table

The following table sets forth information concerning the compensation of our Named Executive Officers for the years ended December 31, 2024 and December 31, 2023.

Named Executive Officer	Year	Salary (1)	Bonus	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
Craig Peters, Chief Executive Officer and Director	2024	$887,817	$ —	$2,751,673	$ —	$ 1,159,791	$ 22,375	$ 4,821,656
	2023	$983,650	$ —	$9,092,343	$2,849,350	$ —	$ 23,895	$12,949,238
Nathaniel Gandert, Senior Vice President and Chief Technology Officer	2024	$545,625	$ —	$ 909,516	$ —	$ 275,000	$ 16,061	$ 1,746,202
	2023	$531,748	$ —	$2,819,241	$1,259,000	$ —	$ 17,047	$ 4,627,036
Gene Foca, Senior Vice President and Chief Marketing and Revenue Officer	2024	$522,083	$ —	$ 926,485	$ —	$ 250,000	$ 18,601	$ 1,717,169
	2023	$512,514	$ —	$2,874,108	$ 629,500	$ —	$ 21,195	$ 4,037,317

_____

(1) Reflects base salary actually paid in 2024 and 2023. See *"— Base Salary"* below for more information.

(2) Amounts represent the grant date fair value of the stock and option awards granted to our Named Executive Officers, as computed in accordance with FASB ASC Topic 718, excluding estimated forfeitures. See *"Note 17 — Equity-Based Compensation"* in our consolidated financial statements for the assumptions used in computing the grant date fair value of such awards. For 2024, the amounts reported in the "Stock Awards" column include grant date fair values of the PSUs of $1,225,000, $326,667 and $326,667 granted to Messrs. Peters, Gandert and Foca, respectively. These amounts represent the second annual tranche equal to one-third of the units subject to an award with a three-year performance period. The performance metrics for each tranche are selected and approved annually. Consequently, in accordance with FASB ASC Topic 718, only the second tranche for which the performance metrics were approved for 2024 is considered granted in 2024 and reported in the table. The full intended target value of the PSUs is $3,675,000, $980,000 and $980,000 for Messrs. Peters, Gandert and Foca, respectively.

(3) Amounts represent non-equity incentive plan compensation earned in 2024 and paid in 2025 to each Named Executive Officer pursuant to the Non-Sales Bonus Plan. See *"— Annual Cash Bonus Plan"* below for more information.

(4) Amounts for 2024 represent reportable income on our split-benefit life insurance policies ($4,198, $1,711 and $3,070 for Messrs. Peters, Gandert and Foca, respectively) and a tax gross up for such income ($4,377, $550 and $1,731 for

Messrs. Peters, Gandert and Foca, respectively), and employer matching contributions under our Section 401(k) profit sharing plan ($13,800 each for Messrs. Peters, Gandert and Foca).

Narrative Disclosure to 2024 Summary Compensation Table

For 2024, the compensation program for our Named Executive Officers consisted of base salary, a cash bonus opportunity under our Annual Cash Bonus Plan, and long-term incentive compensation in the form of equity awards. In addition, our Named Executive Officers were covered by Company-sponsored executive life and disability benefits and were eligible to participate in any employee benefit programs generally available to all our employees.

Base Salary

Base salary is set at a level that reflects the remit, scope, and impact of the role and is commensurate with our Named Executive Officer's contributions, prior experience, and sustained performance. Initial base salaries are established through arm's-length negotiation at the time the individual Named Executive Officer is hired, taking into consideration any relevant factors as well as experience and an analysis of competitive market data. Thereafter, our Compensation Committee has generally reviewed, and adjusted as necessary, base salaries for each of our Named Executive Officers, at a minimum annually and whenever there is a change in the scope of the Named Executive Officer's role. In setting base salary levels for 2024, our Compensation Committee considered a range of factors, including:

- the individual's anticipated responsibilities and experience;

- the collective experience and knowledge in compensating similarly situated individuals at other companies, including those in our selected peer group, informed by the Radford Global Technology and Radford Global Sales compensation surveys; and

- the value of the Named Executive Officer's existing equity awards.

Non-Sales Bonus Plan ("Annual Cash Bonus Plan")

We maintain the Annual Cash Bonus plan for our non-sales employees, including our Named Executive Officers. Like our other non-sales employees, in 2024, our Named Executive Officers received a target bonus opportunity reflected as a percentage of their base salaries, as applicable. Typically, their actual annual cash bonus payment is based on individual performance, provided the Company meets its performance measure target.

For 2024, the Annual Cash Bonus Plan was approved by our Compensation Committee on February 7, 2024. For purposes of the 2024 Annual Cash Bonus Plan, our Compensation Committee selected revenue as the Company performance measure. Further, the CEO evaluated the individual performance of each other Named Executive Officer, taking into consideration such executive's achievement of the objectives and key performance indicators for his role, an evaluation of his performance as measured against Getty Images' Leadership Principles, and his contribution to the overall success of Getty Images. In the case of our CEO, his individual performance was evaluated by our Board of Directors.

Our Compensation Committee evaluated the Company's performance against the company performance component and each individual NEO's performance against his or her individual performance component following the end of the year and exercised its discretion to determine the amount to be paid based on the level of achievement of the company performance component and the amount to be paid based on our NEOs' individual performance and approved the amount of each NEO's annual bonus as set forth in the "Non-Equity Incentive Plan Compensation" column of the 2024 Summary Compensation Table above. The CEO's amount was also approved by our Board of Directors.

Long-Term Incentive Compensation

In 2022, our Board of Directors adopted, and our then stockholder approved, the Getty Images Holdings, Inc. 2022 Equity Incentive Plan (the "2022 Plan"), the Getty Images Holdings, Inc. 2022 Earn Out Plan (the "Earn Out Plan") and the Getty Images Holdings, Inc. 2022 Employee Stock Purchase Plan (the "ESPP" and together with the 2022 Plan and the Earnout Plan, the "Equity Incentive Plans"). The purpose of the Equity Incentive Plans is to align the interests of eligible participants with our stockholders by providing long-term incentive compensation opportunities in the form of time-based equity awards and/or equity awards tied to the Company's performance based on relevant Company metrics. The intent of the Equity Incentive Plans is to advance the Company's interests and increase stockholder value by attracting, retaining and motivating key personnel.

The 2012 Equity Incentive Plan of the Partnership and the Legacy Getty 2012 Plan (the "2012 Equity Plans") were adopted on October 18, 2012, as amended from time to time (including most recently on September 1, 2021).

Although the 2012 Equity Plans were terminated in connection with the Business Combination, they will continue to govern the terms and conditions of any outstanding awards previously granted thereunder. See "— *Securities Authorized for Issuance Under Equity Compensation Plans*" below.

In 2024, our Compensation Committee determined to grant our Named Executive Officers both RSUs and PSUs. Please see the "— *Outstanding Equity Awards at 2024 Fiscal Year-End*" table and "— *Potential Payments Upon Termination or Change in Control*" below for a description of the vesting, termination of employment and change in control treatment of the awards granted in 2024.

Timing of Stock Option and other Equity Award Grants

Although we do not have a formal policy regarding the timing of stock option grants to our NEOs, we do not grant stock options or any other form of equity compensation in anticipation of the release of material, non-public information. Similarly, we do not time the release of material, non-public information based on stock option or other equity award grant dates for the purpose of affecting the value of any NEO award. During our 2024 fiscal year, none of our NEOs were granted any options to purchase shares of our common stock.

Section 401(k) Plan

We sponsor a tax-qualified Section 401(k) profit-sharing plan (the "401(k) Plan") for all U.S. employees, including our Named Executive Officers. Our full-time U.S. employees are eligible to participate in the 401(k) Plan and may contribute up to a specified percentage of their base salary to the 401(k) Plan. We make "safe harbor" matching contributions to the 401(k) Plan on behalf of eligible U.S. employees who are eligible to participate in the 401(k) Plan. We match 4% of a participant's base salary deferrals. The total matching contribution does not exceed the match allocated based on IRS annual compensation limits.

Pension Benefits and Nonqualified Deferred Compensation

None of our Named Executive Officers participated in any defined benefit pension plans in 2024.

None of our Named Executive Officers participated in any non-qualified deferred compensation plans, supplemental executive retirement plans, or any other unfunded retirement arrangements in 2024.

Other Benefits and Perquisites

We offer health and welfare benefits to our Named Executive Officers on the same basis as provided to all of our employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; short-term and long-term disability insurance; a health savings account and flexible spending accounts. Additionally, some executives, including our Named Executive Officers, may receive transit subsidies and are eligible for our split-benefit life insurance policies and executive disability insurance.

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our Named Executive Officers except as generally made available to our employees or in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make him more efficient and effective and for recruitment and retention purposes. During 2024, none of our Named Executive Officers received perquisites or other personal benefits that were, in the aggregate, equal to $10,000 or more for any individual.

Employment Agreements

We have entered into employment agreements with each of our Named Executive Officers that generally set forth the terms and conditions of their employment, including base salary, target annual cash bonus opportunities, the opportunity to participate in our equity incentive plans and standard employee benefit plan participation. In addition, the Named Executive Officer employment agreements also contain provisions for certain payments and benefits in connection with certain terminations of employment, including a termination of employment in connection with a change in control of Getty Images as described further in "— *Potential Payments upon Termination or Change in Control*" below.

Mr. Peters

We entered into an amended and restated employment agreement with Mr. Peters as of July 1, 2015, providing that commencing on December 31, 2017, and on each annual anniversary thereafter, the employment term would be automatically extended for an additional one-year term unless we or Mr. Peters provide three months' notice not to renew

the employment agreement term. Subsequently, the employment agreement was amended on January 27, 2017 (to adjust the target annual cash bonus percentage), on November 3, 2017 (to extend its term until December 31, 2020, subject to automatic one-year extensions unless either party provided three months' notice of non-renewal), and on January 1, 2019 (to elevate Mr. Peters to the position of Chief Executive Officer, adjust his base salary, and to extend its term until December 31, 2021, subject to automatic one-year renewals unless either party provides three months' notice of non-renewal). On April 1, 2020, we amended Mr. Peters' employment agreement to reduce his base salary in response to the COVID-19 pandemic and make other corresponding adjustments, and on October 1, 2020 we further amended his employment agreement to restore his base salary to its pre-COVID-19 pandemic level and make other corresponding adjustments. Effective January 1, 2024, we amended Mr. Peters' employment agreement to reduce his base salary and make other corresponding adjustments, and, effective January 1, 2025, we amended Mr. Peters' employment agreement to re-instate his base salary and make other corresponding adjustments.

Additionally, his employment agreement sets forth his duties as well as his annual base salary (which as of December 31, 2024 is $883,650 and subject to annual review by our Board of Directors, although the Board of Directors increased Mr. Peters' base salary to $983,650 effective January 1, 2025, restoring his previously voluntarily reduced salary), a target annual cash bonus award opportunity in an amount equal to a percentage of his annual base salary (currently 75%), the opportunity to participate in our equity incentive plan, and participation in our employee benefit plans on a no less favorable basis as those benefits are generally made available to the other senior executives of Getty Images. The employment agreement also contains certain restrictive covenants involving non-solicitation, non-competition, confidentiality of information, and the treatment and ownership of intellectual property arising during his employment with Getty Images. Further, the employment agreement provides for the rights and responsibilities of the parties in the event of certain terminations of Mr. Peters' employment, as further described in "— *Potential Payments upon Termination or Change in Control*" below.

Mr. Gandert

We entered into an employment agreement with Mr. Gandert as of June 1, 2016, providing that commencing on December 31, 2019, and on each annual anniversary thereafter, the employment term would be automatically extended for an additional one-year term unless we or Mr. Gandert provide three months' notice not to renew the employment agreement term. On April 1, 2020, we amended Mr. Gandert's employment agreement to reduce his base salary in response to the COVID-19 pandemic and make other corresponding adjustments, and on October 1, 2020, we further amended his employment agreement to restore his base salary to its pre-COVID-19 pandemic level and make other corresponding adjustments.

The employment agreement sets forth Mr. Gandert's position as Chief Technology Officer and duties as well as his annual base salary (which as of December 31, 2024 is $550,000 and subject to annual review by our Compensation Committee and Board of Directors), a target annual cash bonus award opportunity in an amount equal to a percentage of Mr. Gandert's annual base salary (currently 50%), the opportunity to participate in our equity incentive plans and participation in our employee benefit plans that are no less favorable than those generally made available to other senior executives of Getty Images. The employment agreement also contains certain restrictive covenants involving non-solicitation, non-competition, confidentiality of information, and the treatment and ownership of intellectual property arising during his employment with Getty Images. Further, the employment agreement provides for the rights and responsibilities of the parties in the event of certain terminations of Mr. Gandert's employment, as further described in "— *Potential Payments upon Termination or Change in Control*" below.

Mr. Foca

We entered into an employment agreement with Mr. Foca as of January 3, 2017, providing that commencing on December 31, 2019, and on each annual anniversary thereafter, the employment term would be automatically extended for an additional one-year term unless we or Mr. Foca provide three months' written notice not to renew the employment agreement term. On April 1, 2020, we amended Mr. Foca's employment agreement to reduce his base salary in response to the COVID-19 pandemic and make other corresponding adjustments, and on October 1, 2020, we further amended his employment agreement to restore his base salary to its pre-COVID-19 pandemic level and make other corresponding adjustments. On May 1, 2023, we amended Mr. Foca's employment agreement to reflect his new title.

The employment agreement sets forth Mr. Foca's position as Senior Vice President, Chief Marketing and Revenue Officer and duties as well as his annual base salary (which as of December 31, 2024 is $525,000 and subject to annual review by our Compensation Committee and Board of Directors), a target annual cash bonus award opportunity in an amount equal to a percentage of Mr. Foca's annual base salary (currently 50%), the opportunity to participate in our equity incentive plans and participation in our employee benefit plans that are no less favorable than those generally made

available to other senior executives of Getty Images. The employment agreement also contains certain restrictive covenants involving confidentiality of information, and the treatment and ownership of intellectual property arising during his employment with Getty Images. Further, the employment agreement provides for the rights and responsibilities of the parties in the event of certain terminations of Mr. Foca's employment, as further described in "— *Potential Payments upon Termination or Change in Control*" below.

Outstanding Equity Awards at 2024 Fiscal Year-End Table

The following table presents information regarding outstanding equity awards held by our Named Executive Officers as of December 31, 2024:

Named Executive Officer	Grant Date	Number of securities underlying unexercised options (Exercisable)	Number of securities underlying unexercised options (Unexercisable)		Option exercise price	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested [4]	Equity Incentive Plan Awards: Number of unearned shares, units, or other rights that have not vested [5]	Equity Incentive Plan Awards: Market or payout value of unearned shares, units, or other rights that have not vested [4][5]
Craig Peters, Chief Executive Officer	2/26/2017	71,869	—	(1)	$ 3.13	2/25/2027	—	$ —	—	$ —
	2/26/2017	127,420	—	(1)	$ 3.13	2/25/2027	—	$ —	—	$ —
	2/26/2017	172,264	—	(1)	$ 3.13	2/25/2027	—	$ —	—	$ —
	3/1/2017	1,565,691	—	(1)	$ 3.13	2/28/2027	—	$ —	—	$ —
	4/10/2019	1,758,203	—	(1)	$ 2.74	4/9/2029	—	$ —	—	$ —
	4/10/2019	939,415	—	(1)	$ 2.74	4/9/2029	—	$ —	—	$ —
	3/16/2023	293,750	206,250	(2)	$ 6.00	3/15/2033	309,375 (2)	$668,250	250,000	$ 540,000
	3/16/2023	293,750	206,250	(2)	$ 8.00	3/15/2033	—	$ —	—	$ —
	3/16/2023	293,750	206,250	(2)	$ 10.00	3/15/2033	—	$ —	—	$ —
	7/11/2024	—	—		$ —	—	66,500 (3)	$143,640	66,500	$ 143,640
Nathaniel Gandert, Senior Vice President and Chief Technology Officer	2/26/2017	13,996	—	(1)	$ 3.13	2/25/2027	—	$ —	—	$ —
	2/26/2017	29,535	—	(1)	$ 3.13	2/25/2027	—	$ —	—	$ —
	2/26/2017	39,938	—	(1)	$ 3.13	2/25/2027	—	$ —	—	$ —
	3/1/2017	488,216	—	(1)	$ 3.13	2/28/2027	—	$ —	—	$ —
	4/10/2019	986,117	—	(1)	$ 2.74	4/9/2029	—	$ —	—	$ —
	4/10/2019	292,930	—	(1)	$ 2.74	4/9/2029	—	$ —	—	$ —
	3/16/2023	293,750	206,250	(2)	$ 4.90	3/15/2033	82,500 (2)	$178,200	66,667	$ 144,001
	7/11/2024	—	—		$ —	—	33,250 (3)	$ 71,820	33,250	$ 71,820
Gene Foca, Senior Vice President and Chief Marketing and Revenue Officer	3/1/2017	639,523	—	(1)	$ 3.13	2/28/2027	—	$ —	—	$ —
	4/10/2019	1,029,047	—	(1)	$ 2.74	4/9/2029	—	$ —	—	$ —
	3/16/2023	146,875	103,125	(2)	$ 4.90	3/15/2033	82,500 (2)	$178,200	66,667	$ 144,001
	7/11/2024	—	—		$ —	—	33,250 (3)	$ 71,820	33,250	$ 71,820

---

(1) The stock option awards vest over four years, with 25% of the total number of shares subject to the option vesting on the first anniversary of the vesting commencement date and the remaining 75% vesting in equal quarterly installments

thereafter. In addition, the stock option will fully vest and become fully exercisable upon a Change in Control (as defined in the option agreement) of Getty Images subject to the understanding that the Business Combination did not constitute a change in control for purposes of the option agreement.

(2) One third of the stock option awards and RSUs vested on March 20, 2024, with the remaining vesting in substantially equal quarterly installments for the following two years.

(3) RSUs vest in four quarterly installments starting March 2026.

(4) Amounts are represented at a market value based upon the closing price of the Company's Class A Common Stock on December 31, 2024, of $2.16 per share.

(5) The PSUs from the annual equity awards granted in fiscal years 2023 and 2024 for which the performance criteria have not been established as of December 31, 2024, have been treated as outstanding at target for purposes of this table but are not yet treated as granted under ASC Topic 718.

Potential Payments Upon Termination or Change in Control

Each of the Named Executive Officer's employment agreements provides for severance payments and benefits upon certain terminations of employment with Getty Images and its affiliates, as described further below. Each Named Executive Officer's rights with respect to his or her equity participation in Getty Images or its affiliates is governed by the applicable equity documents (as defined in the respective employment agreement) and the Named Executive Officer's rights with respect to employee benefits will be governed by the documents governing such employee benefits.

As provided in the applicable employment agreement, upon the termination of a Named Executive Officer's employment term and his or her employment by us for "cause" or due to his or her resignation without "good reason" (as each such term is defined in his or her respective employment agreement), the Named Executive Officer will be entitled to receive his or her base salary through the date of termination, any annual bonus earned, but unpaid, as of the termination date for the immediately preceding fiscal year, reimbursement for any unreimbursed business expenses that have been properly incurred by him or her prior to the termination date and that are or have been submitted in accordance with the applicable Getty Images policy, and such employees benefits (as defined in his or her employment agreement), if any, that the Named Executive Officer may be entitled under our employee benefit plans, which will not include payment for any unused vacation or paid time off, as applicable, unless required by applicable law (all of the amounts described in this sentence are referred to the "Accrued Rights").

Upon the termination of a Named Executive Officer's employment term and his or her employment due to the Named Executive Officer's "death" or "disability" (as each such term is defined in his or her respective employment agreement), the Named Executive Officer will be entitled to receive the Accrued Rights and his or her estate will benefit from a term life insurance policy provided by Getty Images and intended to provide a payment of a death benefit equal to the "base severance" (as defined below).

In the event that a Named Executive Officer's employment term and his or her employment is terminated by Getty Images without "cause" or by the Named Executive Officer for "good reason" (as each such term is defined in his or her respective employment agreement), the Named Executive Officer will be entitled to receive, in addition to the Accrued Rights, and subject to his or her execution and non-revocation of a release of claims in a form acceptable to Getty Images as provided in his or her employment agreement and continued compliance with the following restrictive covenants set forth in his or her employment agreement:

- payments totaling in the aggregate (i) the sum of (x) 150% (200% in the case of Mr. Peters) of the Named Executive Officer's base salary and (y) 150% (200% in the case of Mr. Peters) of the Named Executive Officer's target annual cash bonus opportunity in respect of the fiscal year that the termination date occurs or (ii) in the case of Mr. Peters, his base salary and target annual cash bonus opportunity for the period from the termination date through the last day of the employment term, if greater than such amount in (i), in each case, payable over a 18-month (24- month in the case of Mr. Peters) period (such amounts, the "Base Severance"); and

- continued coverage under our group health and welfare plans for a period until the later of 18 months (24 months in the case of Mr. Peters) following the termination date on the same basis (including payment of monthly premiums) as provided by us to senior-level executives (or, a monthly payment in an amount equal to our cost of providing such benefit if this benefit would trigger adverse tax consequences), which will be discontinued if the Named

Executive Officer becomes eligible for similar benefits from a successor employer (the "Continued Health Benefits").

In the event that a Named Executive Officer elects not to extend the employment term of his or her employment agreement, unless terminated earlier, he or she will be entitled to receive the Accrued Rights. In the event we elect not to extend the employment term of a Named Executive Officer's employment agreement, unless terminated earlier, he or she will be entitled to receive the Accrued Rights and, subject to the Named Executive Officer's execution and non-revocation of a release of claims in a form acceptable to us as provided in the employment agreement, the Continued Health Benefits and equal payments totaling in the aggregate the base severance payable over an 18-month (24-month in the case of Mr. Peters) period.

Non-Employee Director Compensation

In 2024, five of our non-employee directors received compensation (cash retainers, equity awards, fees or other compensation) for service on our Board of Directors. Our Board of Directors expects to review director compensation periodically to ensure that director compensation remains competitive such that we are able to recruit and retain qualified directors.

On February 27, 2023, our Board of Directors adopted our Non-Employee Directors Annual Compensation Program designed to align compensation with business objectives and the creation of stockholder value, while enabling Getty Images to attract, retain, incentivize and reward directors who contribute to the long-term success of the Company. Pursuant to this policy, each member of our Board of Directors who is not our employee nor Mark Getty, Chinh Chu, Patrick Maxwell, Brett Watson, or Michael Harris, is eligible to receive the following compensation for his or her service as a member of our Board of Directors:

- *Cash Fees*. Commencing on July 22, 2022, an annual cash retainer of $40,000 per year. The chairs of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee receive cash retainers in the amount of $20,000, $15,000, and $10,000, respectively, for his or her respective committee service as a chair. Members of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee receive cash retainers in the amount of $10,000, $7,500, and $5,000 respectively. All cash fees shall be pro-rated for the director's time served on our Board of Directors; and

- *Equity*. Eligible directors will receive a grant of RSUs equal to the grant value of $390,000 at the time of grant, with a four-year vesting period, subject to the director's continued service on our Board of Directors. For the initial grant, 25% of the RSUs vest on the first anniversary of the date of grant, and the remaining 75% vest in equal quarterly installments thereafter. Directors will receive a new grant every four years. Directors with existing stock options were not issued a new grant at the time of the approval of the program.

Our policy is to reimburse our non-employee directors for reasonable out of pocket expenses incurred that are integrally related to service as a member of our Board of Directors, including travel and lodging expenses related to attendance at meetings or performing other services in their capacities as directors.

The following table sets forth information regarding the compensation earned by or paid to the non-employee members of our Board of Directors during the year ended December 31, 2024.

2024 Director Compensation Table

Name	Total Fees earned or paid in cash	Stock Awards [1][2]	All Other Compensation	Total Amount
Chinh Chu	$ —	$ —	$ —	$ —
Mark Getty	$ —	$ —	$ —	$ —
Michael Harris	$ —	$ —	$ —	$ —
Jonathan Klein[3]	$ 22,665	$ —	$ —	$ 22,665
Tracy Knox	$ 39,890	$ 390,000	$ —	$ 429,890
Patrick Maxwell	$ —	$ —	$ —	$ —
James Quella	$ 50,000	$ —	$ —	$ 50,000
Hilary Schneider	$ 62,005	$ —	$ —	$ 62,005
Jeffrey Titterton	$ 40,000	$ —	$ —	$ 40,000
Brett Watson	$ —	$ —	$ —	$ —

[1] Amounts represent the grant date fair value of the stock awards granted to our non-employee directors, as computed in accordance with FASB ASC Topic 718, excluding estimated forfeitures. See *"Note 17 — Equity-Based Compensation"* in our consolidated financial statements for the assumptions used in computing the grant date fair value of such awards.

[2] The following table presents the number of outstanding and unexercised stock option awards and the number of outstanding RSUs held by each of the non-employee directors as of December 31, 2024.

[3] Jonathan Klein resigned from our Board of Directors on June 13, 2024.

Name	Number of Shares Subject to Outstanding Options	Number of RSUs
Tracy Knox	—	106,268
James Quella	—	38,086
Hilary Schneider	213,175	—
Jeffrey Titterton	—	38,086

Securities Authorized for Issuance Under Equity Compensation Plans

The table below provides information about our shares of Class A common stock that may be issued upon the exercise of options and RSUs under all of our existing equity compensation plans as of December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
2022 Equity Incentive Plan	33,585,783 [1]	$ 3.48 [2]	6,243,088
2022 Employee Share Purchase Plan	—	$ —	3,515,661
2022 Earn Out Plan	—	$ —	20,856
Equity compensation plans not approved by security holders[3]	N/A	N/A	N/A
Total			

_____

(1) Represents shares subject to outstanding awards granted, of which (i) 7,986,949 shares of Class A common stock are subject to outstanding RSUs and (ii) 25,598,834 shares of Class A common stock are subject to outstanding stock options.

(2) The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding stock options and does not reflect the shares that will be issued upon the vesting of outstanding awards of restricted shares or RSUs, which have no exercise price.

(3) As of December 31, 2024, there were no equity compensation plans not approved by security holders under which equity securities of the Company were authorized for issuance.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth, as of March 1, 2025, the number of shares of our Class A common stock beneficially owned by each director, NEO, all directors and executive officers as a group, and each person or entity we know to be the beneficial owner of more than 5% of our Class A common stock.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares of Class A common stock issuable pursuant to options and warrants that are exercisable or settled within 60 days of the date of this table. Shares of Class A common stock issuable pursuant to options and warrants are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such securities but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. Except as otherwise indicated, all share ownership is as of March 1, 2025 and the percentage of beneficial ownership is based on 412,270,402 shares of Class A common stock outstanding. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of Class A common stock beneficially owned by them.

The business address of each beneficial owner is c/o Getty Images Holdings, Inc., 605 5th Ave. S. Suite 400, Seattle, WA 98104, unless otherwise indicated below.

Name of Beneficial Owners	Number of Shares of Class A Common Stock (#)	Percentage
Directors and Executive Officers		
Mark Getty[1]	13,347,502	3.3%
Tracy Knox	—	*%
Patrick Maxwell	—	*%
Hilary Schneider[2]	262,724	*%
Craig Peters[3]	6,713,435	1.6%
Brett Watson	—	*%
Chinh Chu[4]	15,469,230	3.8%
Michael Harris	—	*%
James Quella[5]	82,846	*%
Jeffrey Titterton	42,846	*%
Gene Foca[6]	2,229,239	*%
Nate Gandert[7]	2,636,719	*%
All directors and executive officers as a group (21 total)	47,089,110	11.5%
Five Percent Holders of the Company		
The Getty Family Stockholders[8]	191,374,006	46.9%
Koch Icon Investments, LLC[9]	80,733,607	19.8%
NBOKS[10]	74,175,262	18.6%

_____

* Less than 1%

(1) Interests shown consist of (i) 7,794,004 shares of Class A common stock held by Mark Getty and (ii) (a) 5,089,413 shares of Class A common stock to be held by The October 1993 Trust and (b) 464,085 shares of Class A common stock held by The Options Settlement, which shares Mr. Getty may be deemed to beneficially own by virtue of his interests in such entities. This number does not include 178,026,504 shares of Class A common stock held by Getty Investments. Mr. Getty is one of three directors of Getty Investments (the other two directors being Pierre du Preez and Jan Moehl) and therefore he may be deemed to share voting and investment power over the shares held by Getty Investments. The shares of Class A common stock held by The October 1993 Trust are pledged to the Cheyne Walk Trust (see footnote 9 below) in respect of a guarantee it provides against certain credit facilities.

(2) Interests shown consist of 49,549 shares of Class A common stock and 213,175 shares of Class A common stock issuable upon exercise of vested options.

(3) Interests shown consist of 898,648 shares of Class A common stock, 174,925 shares of Class A common stock issuable upon vesting and settlement of PSUs and 5,639,862 shares of Class A common stock issuable upon exercise of vested options.

(4) According to a Form 4 filed by Mr. Chu on October 31, 2024, interests shown consist of (i) 5,762,560 shares of Class A common stock held by CC NB Sponsor 2 Holdings LLC and (ii) 9,706,670 shares of Class A common stock held by CC Capital SP, LP. CC NB Sponsor 2 Holdings LLC is a wholly owned subsidiary of CC Capital SP, LP. CC Capital SP, LP is controlled by Chinh Chu. As such, Mr. Chu is deemed to be the beneficial owner of the shares held by CC Capital SP, LP and the shares held by CC NB Sponsor 2 Holdings LLC.

(5) Interest shown consist of 82,846 shares of Class A Common Stock.

(6) Interest shown consists of 346,523 shares of Class A common stock, 46,646 shares of Class A common stock issuable upon vesting and settlement of PSUs and 1,836,070 shares of Class A common stock issuable upon exercise of vested options.

(7) Interest shown consists of 404,341 shares of Class A common stock, 46,646 shares of Class A common stock issuable upon vesting and settlement of PSUs and 2,185,732 shares of Class A common stock issuable upon exercise of vested options.

(8) Interests shown consist of (i) 178,026,504 shares of Class A common stock held by Getty Investments, (ii) 5,089,413 shares of Class A common stock held by The October 1993 Trust, (iii) 464,085 shares of Class A common stock held by The Options Settlement, and (iv) 7,794,004 shares of Class A common stock held by Mark Getty. The Cheyne Walk Trust is the sole owner of Cheyne Walk Master Fund 2 LP, which is the majority owner of Getty Investments, and the Cheyne Walk Trust may be deemed to have indirect beneficial ownership of Getty Investments' 178,026,504 shares of Class A common stock. According to a Schedule 13D filed with the SEC on January 8, 2025, the business address of Getty Investments is 5390 Kietzke Lane, Suite 202, Reno, Nevada 89511.

(9) Interests shown consist of 80,733,607 shares of Class A common stock held by Koch Icon. According to a Schedule 13D filed with the SEC on January 8, 2025 Koch Icon Investments, LLC ("Koch Icon") is beneficially owned by Koch Equity Development LLC ("Koch Equity"), Koch Equity is beneficially owned by Koch Investments Group, LLC ("KIG"), KIG is beneficially owned by Koch Investments Group Holdings, LLC ("KIGH"), KIGH is beneficially owned by Koch Companies, LLC ("KCLLC"), and KCLLC is beneficially owned by Koch, Inc. The business address of Koch Icon, Koch Equity, KIG, KIGH, KCLLC and Koch Inc. is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

(10) Held by Neuberger Berman Opportunistic Capital Solutions Master Fund LP ("NBOKS"). According to a Schedule 13D filed with the SEC on November 22, 2024, Neuberger Berman Investment Advisers LLC ("NBIA") serves as investment adviser to NBOKS and, in such capacity, exercises voting or investment power over the shares held directly by NBOKS. Neuberger Berman Investment Advisers Holdings LLC ("NBIA Holdings") is the holding company of NBIA and a subsidiary of Neuberger Berman Group LLC ("NB Group"). The business address of NBOKS, NB Group, NBIA Holdings and NBIA is 1290 Avenue of Americas, New York, New York 10104.

Securities Authorized for Issuance Under Equity Compensation Plans

See "*Item 11. Executive Compensation—Securities Authorized for Issuance Under Equity Compensation Plans*" for more information.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Additional information regarding certain related party balances and transactions is included in "*Note 2 — Summary of Significant Accounting Policies*" to the consolidated financial statements included in this Annual Report.

Policies and Procedures for Related Person Transactions

Our Board of Directors has adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions. Under the policy:

- any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of our Board of Directors composed solely of independent directors who are disinterested or by the disinterested members of our Board of Directors; and

- any employment relationship or transaction involving an executive officer and any related compensation must be approved by the Compensation Committee of our Board of Directors or recommended by the Compensation Committee to our Board of Directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

- management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate Dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;

- management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

- management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Exchange Act, and related rules, and,

to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Act and related rules; and

- management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee's status as an "independent" or "non-employee" director, as applicable, under the rules and regulations of the SEC and NYSE.

A "related person transaction" is a transaction, arrangement or relationship in which the Company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "related person" means:

- any person who is, or at any time during the applicable period was, one of the Company's executive officers or one of the Company's directors;

- any person who is known to be the beneficial owner of more than 5% of the Company's voting stock;

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our Class A common stock; and

- any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Related Person Transactions

Below are transactions, arrangements and relationships that exceed or are reasonably expected to exceed $120,000 in a single fiscal year with our directors, executive officers and stockholders owning 5% or more of our outstanding Class A common stock, or any member of the immediate family of any of the foregoing persons, since January 1, 2023, other than equity and other compensation, termination, change in control and other arrangements, which are described under *"Item 11. Executive Compensation."*

Stockholders Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Company, the Getty Family Stockholders, Koch Icon, the Sponsor, CC NB Sponsor 2 Holdings LLC, NBOKS and certain other parties thereto entered into the Stockholders Agreement, dated December 9, 2021, relating to, among other things, the composition of our Board of Directors following the Closing, certain voting provisions and lock-up restrictions. Pursuant to the Stockholders Agreement, (i) the Sponsor, Joel Alsfine, James Quella and Jonathan Gear (together with their respective successors and any permitted transferees) agreed to be subject to a twelve-month lock-up period in respect of their Founder Shares (subject to certain customary exceptions) and (ii) the Getty Family Stockholders (together with their respective successors and any permitted transferees) and Koch Icon (together with its respective successors and any permitted transferees) agreed to be subject to a 180-day lockup period in respect of their shares of Class A common stock received in the Business Combination (subject to certain customary exceptions). In accordance with the Stockholders Agreement, the composition of our Board of Directors currently is (a) three directors nominated by Getty Investments: Patrick Maxwell, Mark Getty and Tracy Knox; (b) two directors nominated by Koch Icon: Michael Harris and Brett Watson; (c) one director nominated by CC Capital: Chinh Chu; (d) the chief executive officer of the Company (which is Craig Peters) and (e) a number of independent directors sufficient to comply with the requisite independence requirements of the NYSE and the rules and regulations of the SEC. See "*Corporate Governance — Board Composition*" above for more information.

Registration Rights Agreement

Concurrently with the Closing, the Company, the Sponsor and the persons identified on Schedule A thereto, including the Getty Family Stockholders and Koch Icon, entered into the Registration Rights Agreement, which provides customary demand and piggyback registration rights. Pursuant to the Registration Rights Agreement, the Company agreed that, as soon as practicable, and in any event within 30 days after the Closing, the Company will file with the SEC a shelf registration statement. In addition, the Company will use its commercially reasonable best efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the 90th day (or the

120th day if the SEC notifies the Company that it will "review" such shelf registration statement) following the filing deadline, in each case subject to the terms and conditions set forth therein; and the Company will not be subject to any form of monetary penalty for its failure to do so.

Additionally, the Company, the Getty Family Stockholders, Koch Icon, and other parties to the Registration Rights Agreement, have agreed to amend and restate such agreement in connection with the closing of the transactions contemplated by the Shutterstock Merger Agreement (the "Amended and Restated Registration Rights Agreement"). Pursuant to the Amended and Restated Registration Rights Agreement, the parties will be entitled to certain piggyback registration rights and customary demand registration rights. In addition pursuant to the amendment and restatement, among other things, within 90 days following the closing of the transactions contemplated by the Shutterstock Merger Agreement, the Company will coordinate with the stockholders party to the Amended and Restated Registration Rights Agreement to complete an underwritten secondary offering of a certain number of shares of Class A common stock beneficially owned by such stockholders.

Restated Option Agreement

Getty Investments is a party to a Restated Option Agreement, dated February 9, 1998 (as amended on February 9, 1998, February 24, 2008, and August 14, 2012, the "Restated Option Agreement") pursuant to which Getty Investments has the right to obtain ownership of the Getty Marks (as defined in the Restated Option Agreement) in the event one or more third parties acquire a controlling interest in Getty Images, Inc. In connection with the entry into the Business Combination Agreement, Getty Investments entered into the Fourth Amendment to the Restated Option Agreement, which provides that the Restated Option Agreement will automatically terminate if, and on the date following the Closing Date on which, the Getty Family Stockholders (together with their respective successors and any permitted transferees) beneficially own less than 27,500,000 shares of Class A common stock (as adjusted for stock splits, stock combinations, and similar transactions).

Significant Stockholder Agreement

Concurrently with the execution of the Shutterstock Merger Agreement, the Getty Family Stockholders, Koch Icon and Mr. Jonathan Oringer, the Executive Chairman of Shutterstock (each, a "Significant Stockholder") entered into the Significant Stockholder Agreement. Pursuant to the Significant Stockholder Agreement, the Getty Family Stockholders, Koch Icon and Mr. Oringer have agreed to certain restrictions on transfers of their shares of Class A common stock following the closing of business combination between the Company and Shutterstock, including (a) any transfers during the 90 days following the closing or (b) thereafter, to any direct competitor of Getty Images or any activist shareholder, in each case, subject to certain limited exceptions including in sales through open market transactions. These restrictions terminate based on certain thresholds of the Significant Stockholders' beneficial ownership.

Pursuant to the Significant Stockholder Agreement, the Getty Family Stockholders and Koch Icon are entitled to certain rights to designate directors to our Board of Directors, subject to ownership thresholds. Based on expected ownership of the Getty Family Stockholders and Koch Icon immediately following the closing, the Getty Family Stockholders are expected to be entitled to designate two directors to our Board of Directors and the Koch Icon is expected to be entitled to designate one director to our Board of Directors. For so long as the Getty Family Stockholders are entitled to designate two directors to our Board of Directors, the Getty Family Stockholders will be entitled to designate the Chairman of our Board of Directors. For so long as the Getty Family Stockholders and Koch Icon are entitled to designate at least one director to our Board of Directors, each of Getty Family Stockholders and Koch Icon, as applicable, shall be entitled to appoint an observer to our Board of Directors.

Please see the Significant Stockholder Agreement, which is attached as exhibit 10.20 to this Annual Report on Form 10-K for more information

Letter Agreements

Also concurrently with the execution of the Shutterstock Merger Agreement, the Getty Family Stockholders and Koch Icon have each entered into a letter agreement with the Company, in each case dated as of January 6, 2025, wherein (a) the Getty Family Stockholders and Koch Icon have agreed to certain restrictions on transfers of their shares of Class A common stock and associated voting rights until the earlier of (i) termination of the Shutterstock Merger Agreement in accordance with its terms or (ii) the closing of the transaction, (b) each of the Getty Family Stockholders and Koch Icon have agreed to cooperate with the Company in connection with (A) termination of the existing Stockholders Agreement, to be effective as of closing of the transaction and (B) seeking regulatory approvals required in connection with the

transaction, and (c) the Company has agreed to provide reimbursement to the Getty Family Stockholders and Koch Icon for certain expenses incurred in connection with the transaction, in each case up to a cap of $400,000 (such cap, however, does not apply to expenses incurred in connection with litigation or regulatory approvals). CC NB Sponsor 2 Holdings LLC, CC Capital and NBOKS have also each entered into a Letter Agreement with the Company, in each case dated as of January 6, 2025, which contain similar provisions with respect to reimbursement for certain of their expenses incurred in connection with the transaction and their cooperation in connection with termination of the existing Shareholders Agreement, to be effective as of the closing.

Please see the Letter Agreements, which are attached as exhibits 10.21 and 10.22 to this Annual Report on Form 10-K for more information

Indemnification Agreements

We currently indemnify our directors and executive officers to the fullest extent permitted by law. Further, we have entered into customary indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted by applicable law against liabilities that may arise by reason of their service to the Company, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of the Company's directors, officers or employees for which indemnification is sought.

Employment Agreements

See *"Item 11. Executive Compensation"* for information regarding compensation arrangements with our named executive officers and directors, which include, among other things, employment, termination of employment and change in control arrangements, stock awards and certain other benefits.

Stephanie Liverani, the spouse of Mikael Cho, Senior Vice President – CEO, Unsplash, is employed by a subsidiary of Getty Images and serves as Vice President & Co-Founder, Unsplash. In 2024 and 2023, she was paid approximately $265,000 and $220,000 in base salary and $234,000 and $78,000 in cash bonus, respectively. Additionally, Christopher Liverani, the brother-in-law of Mikael Cho, Senior Vice President – CEO, Unsplash, is employed by a subsidiary of Getty Images and serves as Brand Partnerships Executive. In 2024 and 2023, he was paid approximately $206,000 and $110,000 in base salary and $323,000 and $970,000 in commissions, respectively. Each individual participated in other regular and customary employee benefit programs generally available to all Getty Images employees. In addition, the amount of compensation was determined in accordance with the Company's standard compensation practices applicable to similarly situated employees.

Director Independence

For information on director independence, see *"Item 10. Directors, Executive Officers and Corporate Governance."*

Item 14. Principal Accountant Fees and Services

The following is a summary of the fees billed to us by Ernst & Young LLP for professional services rendered for fiscal years ended December 31, 2024 and December 31, 2023:

Fee Category (in thousands)		2024		2023
Audit Fees	$	3,032	$	2,215
Tax Fees[1]		552		581
All Other Fees		4		4
Total Fees	$	3,588	$	2,800

(1) The previously presented tax fees for the year ended December 31, 2023 were revised to reflect the actual fees associated with the services rendered by our external auditor.

Audit Fees

Audit fees consist of fees billed for professional services rendered for the annual audit of our consolidated financial statements presented within the Annual Report on Form 10-K for the year ended December 31, 2024, the review of the interim consolidated financial statements presented in our quarterly reports on Form 10-Q, our registration statement on Form S-3, and other regulatory filings.

Tax Fees

Tax fees include fees billed by Ernst & Young LLP related to tax compliance and consulting services.

All Other Fees

All other fees consisted of fees related to an accounting research software product.

The Audit Committee determined that Ernst & Young LLP's provision of these services, and the fees that we paid for these services, are compatible with maintaining the independence of the independent registered public accounting firm. The Audit Committee approved all services that Ernst & Young LLP provided in the fiscal years ended December 31, 2024 and 2023.

Item 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this annual report.

1 Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	F-1
Consolidated Balance Sheets	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Comprehensive Income (Loss)	F-4
Consolidated Statements of Redeemable Preferred Stock and Stockholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

2 Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3 Exhibits

Exhibit Number	Description
2.1†	Business Combination Agreement by and among CC Neuberger Principal Holdings II, Griffey Global Holdings, Inc. and the other parties thereto, dated as of December 9, 2021 (incorporated by reference to Exhibit 2.1 of Vector Holding, LLC's Registration Statement on Form S-4, filed with the SEC on June 29, 2022)
2.2†	Agreement and Plan of Merger, dated as of January 6, 2025, by and among Getty Images, Merger Sub 2, Merger Sub 3, Shutterstock, HoldCo and Merger Sub 1 (incorporated by reference to Exhibit 2.1 of the Company's Form 8-K filed with the SEC on January 7, 2025)
3.1	Amended and Restated Certificate of Incorporation of Getty Images Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the SEC on June 18, 2024)
3.2	Amended and Restated By-Laws of Getty Images Holdings, Inc. (incorporated by reference to Exhibit 3.2 of the Company's Form 8-K, filed with the SEC on June 18, 2024)
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of Vector Holding, LLC's Registration Statement on Form S-4, filed with the SEC on June 29, 2022)
4.2	Indenture, dated February 19, 2019, between Getty Images, Inc. and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.2 of the Company's Form 10-K, filed with the SEC on March 14, 2023)
4.3	First Supplemental Indenture, dated February 19, 2019, between Getty Images, Inc. and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.3 of the Company's Form 10-K, filed with the SEC on March 14, 2023)
4.4	Second Supplemental Indenture, dated March 29, 2023, between Getty Images, Inc., Getty Images Holdings, Inc. and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.4 of the Company's Annual Report on Form 10-K, filled with SEC on March 15, 2024)
4.5	Description of Registrant's securities (incorporated by reference to Exhibit 4.4 of the Company's Form 10-K on March 14, 2023)

10.1	Registration Rights Agreement, by and among Getty Images Holdings, Inc., CC Neuberger Principal Holdings II, the Independent Directors (as defined therein), Getty Investments L.L.C., Koch Icon Investments, LLC and certain equity holders of Getty Images, dated July 22, 2022 (incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2022)
10.2^	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2022)
10.3	Stockholders Agreement, by and among Vector Holdings, LLC and each of the persons listed on Schedule A thereto, dated as of December 9, 2021 (incorporated by reference to Exhibit 10.7 of Vector Holding, LLC's Registration Statement on Form S-4, filed with the SEC on June 29, 2022)
10.4	Incremental Commitment Amendment and Second Amendment to Credit Agreement, dated as of May 4, 2023, by and among Abe Investment Holdings, Inc., Getty Images, Inc., J.P. Morgan Chase Bank N.A., as administrative agent, as an L/C Issuer (as defined therein) and as Swing Line Lender (as defined therein), the lenders party thereto and the other loan parties party thereto (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed with the SEC on May 10, 2023)
10.5	Second Incremental Commitment Amendment and Third Amendment to Credit Agreement, dated as of February 21, 2024, by and among Abe Investment Holdings, Inc., Getty Images, Inc., J.P. Morgan Chase Bank N.A., as administrative agent, as L/C Issuer and as swing line lender, the lenders party thereto and the other loan parties party thereto (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed with the SEC on February 21, 2025)
10.6^	Getty Images Holdings, Inc. Earn Out Plan dated as of July 21, 2022 (incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2022)
10.7^	Getty Images Holdings, Inc. 2022 Employee Stock Purchase Plan dated as of July 21, 2022 (incorporated by reference to Exhibit 10.12 of the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2022)
10.8^	Getty Images Holdings, Inc. 2022 Equity Incentive Plan dated as of July 21, 2022 (incorporated by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K, filed with the SEC on July 28, 2022)
10.9^	Form of Award Agreement Awarding Restricted Stock Units under the Getty Images Holdings, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K, filed with the SEC on March 15, 2024)
10.10^	Form of Award Agreement Awarding Performance Restricted Stock Units under the Getty Images Holdings, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 of the Company's Annual Report on Form 10-K, filed with the SEC on March 15, 2024)
10.11^	Form of Award Agreement Awarding Stock Options under the Getty Images Holdings, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 of the Company's Form 10-K, filed with the SEC on March 14, 2023)
10.12^	Form of Award Agreement Awarding Restricted Stock Units under the Getty Images Holdings, Inc. 2022 Earn Out Plan (incorporated by reference to Exhibit 10.11 of the Company's Form 10-K, filed with the SEC on March 15, 2024)
10.13*^	Employment Agreement with Craig Peters dated July 1, 2015, as amended on January 27, 2017, November 3, 2017, January 1, 2019, April 1, 2020, October 1, 2020 January 1, 2024 and January 1, 2025
10.14^	Employment Agreement with Nathaniel Gandert, dated June 1, 2016, as amended on April 1, 2020 and October 1, 2020 (incorporated by reference to Exhibit 10.14 to Vector Holding, LLC's Registration Statement on Form S-4, filed with the SEC on January 18, 2022)
10.15^	Employment Agreement with Gene Foca, dated January 3, 2017, as amended on April 1, 2020, October 1, 2020, and May 1, 2023. (incorporated by reference to Exhibit 10.14 of the Company's Annual Report on Form 10-K, filed with the SEC on March 15, 2024)
10.16	Restated Option Agreement, by and among Griffey Investors, L.P., Getty Images, Inc., Getty Investments, L.L.C. and certain other parties, dated February 9, 1998, as amended on February 9, 1998, February 24, 2008, August 14, 2012, and December 9, 2021 (incorporated by reference to Exhibit 10.15 of Vector Holding, LLC's Registration Statement on Form S-4, filed with the SEC on June 29, 2022)

10.17	Side Letter to the Forward Purchase Agreement and Backstop Agreement by and between CC Neuberger Principal Holdings II, and Neuberger Berman Opportunistic Capital Solutions Master Fund L.P., dated as of December 9, 2021 (incorporated by reference to Exhibit 10.2 of Vector Holding, LLC's Registration Statement on Form S-4, filed with the SEC on June 29, 2022)
10.18	Sponsor Side Letter by and among CC Neuberger Principal Holdings II Sponsor, LLC, Joel Alsfine, James Quella, Jonathan Gear, CC NB Sponsor 2 Holdings LLC, Neuberger Berman Opportunistic Capital Solutions Master Fund LP, CC Neuberger Principal Holdings II, Vector Holding, LLC and Griffey Global Holdings, Inc., dated as of December 9, 2021 (incorporated by reference to Exhibit 10.3 of Vector Holding, LLC's Registration Statement on Form S-4, filed with the SEC on June 29, 2022)
10.19	Voting and Support Agreement, dated as of January 6, 2025, by and between Getty Images and Jonathan Oringer (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed with the SEC on January 7, 2025)
10.20	Significant Stockholder Agreement, dated as of January 6, 2025, by and among Getty Images, the Getty Family Stockholders, the Koch Stockholder and Jonathan Oringer (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, filed with the SEC on January 7, 2025
10.21	Letter Agreement, dated as of January 6, 2025, by and among Getty Images and the Getty Family Stockholders (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K, filed with the SEC on January 7, 2025)
10.22	Letter Agreement, dated as of January 6, 2025, by and between Getty Images and the Koch Stockholder (incorporated by reference to Exhibit 10.4 of the Company's Form 8-K, filed with the SEC on January 7, 2025)
19.1*	Getty Images Holdings, Inc. Insider Trading Policies
21.1*	Subsidiaries of Registrant
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97^	Getty Images Holdings, Inc. Incentive-Based Compensation Recovery Policy (incorporated by reference from the Company's Form 10-K, filed with the SEC on March 15, 2024)
101	Interactive Data Files Pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive (Loss) Income, (iv) Consolidated Statement of Redeemable Preferred Stock and Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
104	Cover Page Interactive Data File. Formatted in Inline XBRL and contained in exhibit 101.
†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.
*	Filed Herewith
**	Furnished Herewith
^	Indicates management contract or compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY

Not applicable.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2025

GETTY IMAGES HOLDINGS, INC.
(REGISTRANT)

By:	/s/ Craig Peters
Name:	Craig Peters
Title:	*Chief Executive Officer and Director*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Craig Peters

		/s/ Jennifer Leyden	
Name:	Craig Peters	Name:	Jennifer Leyden
Title:	Chief Executive Officer and Director	Title:	Chief Financial Officer
	(Principal Executive Officer)		(Principal Financial Officer)
Date:	March 17, 2025	Date:	March 17, 2025

/s/ Chris Hoel

Name:	Chris Hoel
Title:	Chief Accounting Officer
	(Principal Accounting Officer)
Date:	March 17, 2025

/s/ Mark Getty

		/s/ Chinh Chu	
Name:	Mark Getty	Name:	Chinh Chu
Title:	Director	Title:	Director
Date:	March 17, 2025	Date:	March 17, 2025

/s/ Michael Harris

		/s/ Tracy Knox	
Name:	Michael Harris	Name:	Tracy Knox
Title:	Director	Title:	Director
Date:	March 17, 2025	Date:	March 17, 2025

/s/ Patrick Maxwell

		/s/ James Quella	
Name:	Patrick Maxwell	Name:	James Quella
Title:	Director	Title:	Director
Date:	March 17, 2025	Date:	March 17, 2025

/s/ Hilary Schneider

		/s/ Jeffrey Titterton	
Name:	Hilary Schneider	Name:	Jeffrey Titterton
Title:	Director	Title:	Director
Date:	March 17, 2025	Date:	March 17, 2025

/s/ Brett Watson

Name:	Brett Watson
Title:	Director
Date:	March 17, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Getty Images Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Getty Images Holdings, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), redeemable preferred stock and stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Ernst & Young LLP

We have served as the Company's auditor since 2013.

Seattle, Washington
March 17, 2025

GETTY IMAGES HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and par value data)

		December 31,		
		2024		**2023**
ASSETS				
Current assets:				
Cash and cash equivalents	$	121,173	$	136,623
Restricted cash		4,131		4,227
Accounts receivable – net of allowance of $6,164 and $6,527, respectively		151,130		138,730
Prepaid expenses		16,327		15,798
Insurance recovery receivable		45,000		48,615
Taxes receivable		9,577		9,758
Other current assets		11,477		11,253
Total current assets		358,815		365,004
Property and equipment, net		177,292		179,378
Operating lease right of use assets		32,453		41,098
Goodwill		1,510,477		1,501,814
Intangible assets, net of accumulated amortization		389,906		403,805
Deferred income taxes, net		63,965		69,400
Other assets		30,800		41,262
Total assets	$	2,563,708	$	2,601,761
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	99,320	$	102,525
Accrued expenses		59,938		43,653
Income taxes payable		10,913		11,325
Litigation reserves		110,994		98,149
Deferred revenue		172,090		176,349
Total current liabilities		453,255		432,001
Long-term debt, net		1,314,424		1,398,658
Lease liabilities		29,034		39,858
Deferred income taxes, net		24,357		21,580
Uncertain tax positions		22,329		24,772
Other long-term liabilities		1,969		3,462
Total liabilities		1,845,368		1,920,331
Commitments & contingencies (Note 13)				
Stockholders' equity:				
Redeemable Preferred Stock, $0.0001 par value, 1.0 million shares authorized, no shares were issued or outstanding at December 31, 2024 and December 31, 2023		—		—
Class A common stock, $0.0001 par value: 2.0 billion shares authorized; 412.3 million shares issued and outstanding as of December 31, 2024 and 405.0 million shares issued and outstanding as of December 31, 2023		41		40
Class B common stock, $0.0001 par value: 5.1 million shares authorized; no shares issued and no shares outstanding as of December 31, 2024 and December 31, 2023		—		—
Additional paid-in capital		2,017,407		1,983,276
Accumulated deficit		(1,223,482)		(1,263,015)
Accumulated other comprehensive loss		(123,770)		(87,076)
Total Getty Images Holdings, Inc. stockholders' equity		670,196		633,225
Non-controlling interest		48,144		48,205
Total stockholders' equity		718,340		681,430
Total liabilities and stockholders' equity	$	2,563,708	$	2,601,761

See notes to consolidated financial statements.

GETTY IMAGES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

| | Year Ended December 31, | | |
	2024	**2023**	**2022**
Revenue	$ 939,287	$ 916,555	$ 926,244
Operating expenses:			
Cost of revenue (exclusive of depreciation and amortization)	253,068	250,249	254,990
Selling, general and administrative expenses	407,796	402,516	375,582
Depreciation	58,987	54,374	49,574
Amortization	2,306	24,069	43,645
Loss on litigation	20,491	116,051	1,101
Recovery of loss on litigation	—	(60,000)	—
Other operating expenses (income) – net	15,834	1,624	(681)
Total operating expenses	758,482	788,883	724,211
Income from operations	180,805	127,672	202,033
Other (expense) income, net:			
Interest expense	(131,408)	(126,884)	(117,229)
(Loss) gain on fair value adjustment for swaps – net	(1,459)	(7,573)	23,508
Foreign exchange gain (loss) – net	36,071	(23,772)	24,643
Loss on extinguishment of debt	—	—	(2,693)
Net loss on fair value adjustment for warrant liabilities	—	—	(160,728)
Other non-operating income (expense) – net	2,946	3,652	(3,051)
Total other expense – net	(93,850)	(154,577)	(235,550)
Income (loss) before income taxes	86,955	(26,905)	(33,517)
Income tax (expense) benefit	(47,483)	46,482	(44,126)
Net income (loss)	39,472	19,577	(77,643)
Less:			
Net income (loss) attributable to non-controlling interest	(61)	238	(89)
Premium on early redemption of Redeemable Preferred Stock	—	—	26,678
Redeemable Preferred Stock dividend	—	—	43,218
Net income (loss) attributable to Getty Images Holdings, Inc.	$ 39,533	$ 19,339	$ (147,450)
Net income (loss) share attributable to Class A Getty Images Holdings, Inc. common stockholders:			
Basic	$ 0.10	$ 0.05	(0.53)
Diluted	$ 0.10	$ 0.05	(0.53)
Weighted-average Class A common shares outstanding:			
Basic	409,144,863	399,037,805	276,942,660
Diluted	414,870,801	411,495,025	276,942,660

See notes to consolidated financial statements.

GETTY IMAGES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income (loss)	$ 39,472	$ 19,577	(77,643)
Other comprehensive (loss) income:			
Net foreign currency translation adjustment (losses) gains	(36,694)	21,852	(30,525)
Comprehensive income (loss)	2,778	41,429	(108,168)
Less: Comprehensive (loss) gain attributable to noncontrolling interest	(61)	238	(89)
Comprehensive income (loss) attributable to Getty Images Holdings, Inc.	$ 2,839	$ 41,191	$ (108,079)

See notes to consolidated financial statements.

GETTY IMAGES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Redeemable Preferred Stock Shares	Amount	Class A Common Stock Shares	Amount	Class B Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Getty Images Holdings, Inc. Stockholders' Equity	Noncontrolling Interest	Total Stockholders' Equity
BALANCE — December 31, 2021	677,484	$ 685,350	153,313,505	$ 1,533	—	$ —	$ 933,569	$ (1,203,440)	$ (78,403)	$ (346,741)	$ 48,056	$ (298,685)
Retroactive application of recapitalization	—	$ —	42,781,797	$ (1,513)	—	$ —	1,513	—	—	—	—	—
BALANCE — December 31, 2021, after effect of recapitalization	677,484	$ 685,350	196,095,302	$ 20	—	$ —	935,082	(1,203,440)	(78,403)	(346,741)	48,056	(298,685)
Net loss	—	—	—	—	—	—	—	(77,554)	—	(77,554)	(89)	(77,643)
Net foreign currency translation adjustment (losses) gains in comprehensive income	—	—	—	—	—	—	—	—	(30,525)	(30,525)	—	(30,525)
Cumulative effect of accounting change- adoption of ASU 2019-12 (Note 2)	—	—	—	—	—	—	—	(1,360)	—	(1,360)	—	(1,360)
Issuance of common stock in connection with equity-based compensation arrangements	—	—	1,581,275	—	—	—	194	—	—	194	—	194
Common shares withheld for settlement of taxes in connection with equity-based compensation	—	—	(679,914)	—	—	—	(6,267)	—	—	(6,267)	—	(6,267)
Equity-based compensation activity	—	—	—	—	—	—	9,547	—	—	9,547	—	9,547
Redeemable Preferred Stock dividend	38,109	43,218	—	—	—	—	(43,218)	—	—	(43,218)	—	(43,218)
Premium on early redemption of Redeemable Preferred Stock		26,678	—	—	—	—	(26,678)	—	—	(26,678)	—	(26,678)
Redemption of Redeemable Preferred Stock for cash and share consideration	(715,593)	(755,246)	15,000,000	2	—	—	140,248	—	—	140,250	—	140,250
Issuance of Class A and Class B common stock upon Business Combination and PIPE Investment, net of tax impact and issuance	—	—	107,068,311	10	5,140,000	1	694,449	—	—	694,460	—	694,460
Issuance of Class A common stock upon exercise of Private Placement Warrants	—	—	11,555,996	1	—	—	232,852	—	—	232,853	—	232,853
Issuance of Class A common stock upon exercise of Public Warrants	—	—	10,328	—	—	—	121	—	—	121	—	121
Issuance of Class A common stock upon vesting of Earn-out shares	—	—	58,999,956	6	—	—	(6)	—	—	—	—	—
Conversion of Class B common stock to Class A common Stock	—	—	5,140,000	—	(5,140,000)	(1)	—	—	—	(1)	—	(1)
BALANCE — December 31, 2022	—	$ —	394,771,254	$ 39	—	$ —	1,936,324	(1,282,354)	(108,928)	545,081	47,967	593,048
Net income	—	—	—	—	—	—	—	19,339	—	19,339	238	19,577
Net foreign currency translation adjustment (losses) gains in comprehensive income	—	—	—	—	—	—	—	—	21,852	21,852	—	21,852
Issuance of common stock in connection with equity-based compensation arrangements	—	—	12,035,420	1	—	—	15,049	—	—	15,050	—	15,050
Common shares withheld for settlement of taxes in connection with equity-based compensation	—	—	(1,835,887)	—	—	—	(8,713)	—	—	(8,713)	—	(8,713)
Equity-based compensation activity	—	—	—	—	—	—	40,616	—	—	40,616	—	40,616
BALANCE — December 31, 2023	—	$ —	404,970,787	$ 40	—	$ —	1,983,276	(1,263,015)	(87,076)	633,225	48,205	681,430
Net income (loss)	—	—	—	—	—	—	—	39,533	—	39,533	(61)	39,472
Issuance of shares in connection with acquisition	—	—	1,189,061	—	—	—	4,875	—	—	4,875	—	4,875
Net foreign currency translation adjustment (losses) gains in comprehensive income	—	—	—	—	—	—	—	—	(36,694)	(36,694)	—	(36,694)
Issuance of common stock in connection with equity-based compensation arrangements	—	—	6,726,667	1	—	—	7,878	—	—	7,879	—	7,879
Common shares withheld for settlement of taxes in connection with equity-based compensation	—	—	(616,113)	—	—	—	(2,655)	—	—	(2,655)	—	(2,655)
Equity-based compensation activity	—	—	—	—	—	—	24,033	—	—	24,033	—	24,033
BALANCE — December 31, 2024	—	$ —	412,270,402	$ 41	—	$ —	$ 2,017,407	$ (1,223,482)	$ (123,770)	$ 670,196	$ 48,144	$ 718,340

See notes to consolidated financial statements.

GETTY IMAGES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Year Ended December 31,				
		2024		2023		2022
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net income (loss)	$	39,472	$	19,577	$	(77,643)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Depreciation		58,987		54,374		49,574
Amortization		2,306		24,069		43,645
Foreign currency (losses) gain on foreign denominated debt		(28,411)		16,579		(26,636)
Equity-based compensation		21,848		37,652		9,292
Non-cash fair value adjustment for common stock warrants		—		—		160,728
Deferred income taxes – net		4,094		(76,624)		15,801
Uncertain tax positions		(2,321)		(12,561)		(5,368)
Impairment of equity method investment		7,459		—		—
Non-cash fair value adjustment for swaps and foreign currency exchange contracts		1,459		7,573		(22,005)
Amortization of debt issuance costs		2,518		3,965		6,096
Non cash operating lease costs		11,469		12,173		9,760
Impairment of right of use assets		—		—		2,563
Loss on extinguishment of debt		—		—		2,693
Transaction costs allocated to common stock warrants		—		—		4,262
Non-cash fair value adjustment of contingent consideration		—		—		(4,039)
Other		5,661		4,458		3,428
Changes in assets and liabilities:						
Accounts receivable		(18,408)		(11,704)		6,016
Accounts payable		(4,759)		9,799		6,001
Accrued expenses		14,426		(6,808)		(14,231)
Insurance recovery receivable		3,615		(48,615)		—
Litigation reserves		12,845		98,149		—
Lease liabilities, non-current		(12,423)		(13,187)		(11,408)
Income taxes receivable/payable		(1,388)		8,027		(188)
Deferred revenue		492		4,532		9,140
Other		(621)		1,288		(4,364)
Net cash provided by operating activities		118,320		132,716		163,117
CASH FLOWS FROM INVESTING ACTIVITIES:						
Acquisition of property and equipment		(57,450)		(56,999)		(59,291)
Purchase of a minority investment		—		—		(2,000)
Acquisition of a business, net of cash acquired		(15,038)		—		—
Net cash used in investing activities		(72,488)		(56,999)		(61,291)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Prepayment of debt		(57,800)		(50,400)		(310,400)
Payment of contingent consideration		—		—		(10,000)
Payment of Redeemable Preferred Stock		—		—		(614,996)
Cash contributions from business combination		—		—		864,164
Debt issuance costs		(3,641)		(1,137)		—
Proceeds from common stock issuance		7,878		15,050		—
Cash paid for settlement of employee taxes related to exercise of equity-based awards		(2,655)		(8,713)		(6,267)
Cash paid for equity issuance costs		—		(150)		(106,917)
Proceeds from option and warrant exercises		—		—		313
Redemption of warrants for cash		—		—		(244)
Net cash used in financing activities		(56,218)		(45,350)		(184,347)
Effects of exchange rates fluctuations		(5,160)		8,089		(6,614)
NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH		(15,546)		38,456		(89,135)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - Beginning of period		140,850		102,394		191,529
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - End of period	$	125,304	$	140,850	$	102,394
SUPPLEMENTAL DISCLOSURES:						
Interest paid	$	128,804	$	122,826	$	110,909
Income taxes paid, including foreign taxes withheld	$	41,400	$	31,700	$	30,800

See notes to consolidated financial statements.

F-6

GETTY IMAGES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE BUSINESS

Getty Images Holdings, Inc. (the "Company" or "Getty Images") is a preeminent global visual content creator and marketplace that offers a full range of content solutions to meet the needs of customers around the globe, no matter their size. Through Getty Images, iStock, and Unsplash brands, websites and APIs, the Company serves customers in almost every country in the world and is one of the first places people turn to discover, purchase and share powerful visual content from the world's best photographers and videographers. The Company offers a full range of content, with over 604 million assets available through its industry-leading sites. The Company serves businesses in almost every country in the world with websites in 23 languages bringing content to media outlets, advertising agencies and corporations and, increasingly, serving individual creators and prosumers.

On July 22, 2022 (the "Closing Date"), the Company consummated the transactions in the Business Combination Agreement, dated December 9, 2021 (the "Business Combination Agreement" and the consummation of such transactions, the "Closing"), by and among CC Neuberger Principal Holdings II, a Cayman Islands exempted company ("CCNB"), the Company (at such time, named Vector Holding, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCNB), Vector Domestication Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company ("Domestication Merger Sub"), Vector Merger Sub 1, LLC, a Delaware limited liability company and a wholly-owned subsidiary of CCNB ("G Merger Sub 1"), Vector Merger Sub 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of CCNB ("G Merger Sub 2"), Griffey Global Holdings, Inc., a Delaware corporation ("Legacy Getty"), and Griffey Investors, L.P., a Delaware limited partnership (the "Partnership"). On the day prior to the Closing Date, the Company statutorily converted from a Delaware limited liability company to a Delaware corporation (the "Statutory Conversion"). On the Closing Date, CCNB merged with and into Domestication Merger Sub, with Domestication Merger Sub surviving the merger as a wholly-owned direct subsidiary of the Company (the "Domestication Merger"). Following the Domestication Merger on the Closing Date, G Merger Sub 1 merged with and into Legacy Getty, with Legacy Getty surviving the merger as an indirect wholly-owned subsidiary of the Company (the "First Getty Merger"). Immediately after the First Getty Merger, Legacy Getty merged with and into G Merger Sub 2 with G Merger Sub 2 surviving the merger as an indirect wholly-owned subsidiary of the Company (the "Second Getty Merger" and together with the First Getty Merger, the "Getty Mergers" and, together with the Statutory Conversion and the Domestication Merger, the "Business Combination"). See "*Note 3 — Business Combination*" for further details.

Legacy Getty was incorporated in Delaware on September 25, 2012, and in October of the same year, indirectly acquired Getty Images, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The Company's accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Presentation

The Business Combination in July of 2022 was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, CCNB was treated as the "acquired" company and Legacy Getty is treated as the acquirer for financial reporting purposes. For accounting purposes, the Business Combination was treated as the equivalent of Legacy Getty issuing stock for the net assets of CCNB, accompanied by a recapitalization. The net assets of CCNB are stated at historical cost, with no goodwill or other intangible assets recorded.

Legacy Getty was determined to be the accounting acquirer based on the following predominant factors:

- Legacy Getty stockholders have the greatest voting interest in the Company with approximately 72% of the voting interest;
- Legacy Getty stockholders have the ability to nominate a majority of the initial members of the Company's Board of Directors;
- Legacy Getty senior management is the senior management of the Company; and

- Legacy Getty was the larger entity based on historical operating activity and had the larger employee base.

The consolidated assets, liabilities and results of operations prior to the Business Combination are those of Legacy Getty. The shares and corresponding capital amounts and earnings per share, prior to the Business Combination, have been retroactively restated based on shares reflecting the exchange ratio of 1.27905 (the "Exchange Ratio") established in the Business Combination.

Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses reported during the period. Some of the estimates and assumptions that require the most difficult judgments are: a) the assumptions used to estimate unused capped subscription-based and credit-based products; b) the appropriateness of the amount of accrued income taxes, including the potential outcome of future tax consequences of events that have been recognized in the consolidated financial statements as well as the deferred tax asset valuation allowances and; c) the assumptions used to estimate accrued litigation reserves and insurance recoveries. These judgments are inherently uncertain which directly impacts their valuation and accounting. Actual results and outcomes may differ from management's estimates and assumptions.

Principles of Consolidation

The consolidated financial statements and notes thereto include the accounts of Getty Images Holdings, Inc. and its wholly owned subsidiaries. Equity investments in which the Company exercises significant influence, but does not control and is not the primary beneficiary of, are accounted for using the equity method. Significant accounts and transactions between consolidated entities have been eliminated. Intercompany transactions and balances have been eliminated in consolidation.

Noncontrolling Interest

The Company's noncontrolling interest represents the minority stockholder's ownership interest related to the Company's subsidiary, Getty Images SEA Holdings Co., Limited ("Getty SEA"). The Company reports its non-controlling interest in subsidiary as a separate component of stockholders' equity in the consolidated balance sheets and reports both net income (loss) attributable to the non-controlling interest and net income (loss) attributable to the Company's common stockholders on the Consolidated Statements of Operations. The Company's equity interest in Getty SEA is 50% and the non-controlling stockholder's interest is 50%. Net Income or Loss from this subsidiary is allocated based upon these ownership interests. This is reflected in the consolidated statements of Redeemable Preferred Stock and Stockholders' Equity as "Noncontrolling interest".

Net Income (Loss) Per Share Attributable to Common Stockholders

Basic net income (loss) per share attributable to common stockholders is calculated by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration of potentially dilutive securities. Net income (loss) available to common stockholders represents net income (loss) attributable to common stockholders adjusted by (i) the Redeemable Preferred Stock dividend (ii) premium on early redemption of the Redeemable Preferred Stock and (iii) the allocation of income or losses to the noncontrolling interest.

In periods where the Company recognizes a net loss, such as the year ended December 31, 2022, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since the effect of potentially dilutive securities is anti-dilutive.

Diluted net income per share is computed by dividing the net income attributable to common stockholders by the weighted average common shares outstanding and all potential common shares, if they are dilutive. The potentially dilutive effect of options or warrants are computed using the treasury stock method. Securities that potentially have an anti-dilutive effect are excluded from the diluted earnings per share calculation.

Foreign Currencies

Assets and liabilities for subsidiaries with functional currencies other than the U.S. Dollar are recorded in foreign currencies and translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to "Other comprehensive income (loss)" ("OCI"), as a separate component of stockholders' equity. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in "Foreign exchange gain (loss) – net" in the Consolidated Statements of Operations. For the years ended December 31, 2024, 2023, and 2022 the Company recognized net foreign currency transaction gain of $36.1 million, net loss of $23.8 million and net gain of $24.6 million, respectively.

Derivative Instruments

Prior to February 2024, the Company used derivative instruments to manage exposures to foreign currency and interest rate risks. The derivative instrument matured in February 2024. Generally, the objectives for holding derivatives includes reducing or eliminating the economic impact of those exposures. Derivative instruments are recorded as either assets or liabilities and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and whether the instrument is designated as a hedge for accounting purposes. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of OCI and is subsequently recognized in earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is recognized in earnings. For derivative instruments designated as either fair value or cash flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness and are recognized in earnings. Gains and losses from changes in fair values of derivatives that are not designated as hedges for accounting purposes are recognized in "(Loss) gain on fair value adjustment for swaps – net" in the Consolidated Statements of Operations. As of December 31, 2024, 2023, and 2022 the Company did not have any derivatives designated as hedging instruments as defined by the derivative instruments and hedging activities accounting guidance. See "*Note 6 — Derivative Instruments*" for further information.

Litigation Reserves

The Company recognizes a charge for litigation reserves when a loss is probable, and the amount is material and reasonably determinable. The amount accrued represents the Company's best estimate of the loss, including related interest if applicable or, if no best estimate within a range of outcomes exists, the minimum amount in the range is reserved and the high end of the range is disclosed. If it is determined that a loss is only reasonably possible or that a loss is probable but the amount is not reasonably estimable, the Company discloses the nature of the possible loss and gives an estimate of the possible range of loss. The estimates and judgments could change based on new information, changes in laws or regulations, or the outcome of legal proceedings, settlements, or other factors. If different estimates and judgments were applied with respect to these matters, it is likely that reserves would be recorded for different amounts. The reserve for litigation is accrued in "Litigation reserves" on the consolidated balance sheets and related legal and professional fees associated with the litigation are included in "Accounts Payable" or "Accrued expenses" on the consolidated balance sheets. See "*Note 13 — Commitments and Contingencies*" for further discussion.

Recoveries of Losses on Litigation

The Company recognizes the benefit of recoveries of losses on litigation when it is probable that such recoveries will be received. These recoveries are recorded in "Recovery of loss on litigation" in the Consolidated Statements of Operations, and are typically receivable from third-party insurance carriers for legal claims and related costs that are included in "Loss on litigation" on the consolidated statement of operations, see "*Note 13 — Commitments and Contingencies*".

Cash, Cash Equivalents and Restricted Cash

The following represents the Company's cash, cash equivalents and restricted cash as of December 31, 2024 and 2023 (in thousands):

	As of December 31,	
	2024	2023
Cash and cash equivalents	$ 121,173	$ 136,623
Restricted cash	4,131	4,227
Total cash, cash equivalents and restricted cash	$ 125,304	$ 140,850

Cash equivalents are short-term, highly liquid investments that are both readily convertible to cash and have maturities at the date of acquisition of three months or less. Cash equivalents are generally composed of investment-grade debt instruments subject to lower levels of credit risk, including certificates of deposit and money market funds. The Company's current cash and cash equivalents consist primarily of cash on hand, bank deposits, and money market accounts.

Restricted cash consists primarily of cash held as collateral related to corporate credit cards and real estate lease obligations.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of nonperformance risk including the Company's own credit risk.

The three-tier fair value hierarchy prioritizes the inputs used in the valuation methodologies. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.
Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Valuations based on unobservable inputs reflecting management's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Accounts Receivable — Net

Accounts receivable are trade receivables, net of reserves for allowances for doubtful accounts totaling $6.2 million and $6.5 million as of December 31, 2024 and 2023, respectively.

Allowance for doubtful accounts is calculated based on the current estimate of expected lifetime credit losses, which includes assumptions such as historical losses, existing economic conditions, and analysis of specific older account balances of customer and delegate accounts. Trade receivables are written off when collection efforts have been exhausted.

Allowance for doubtful accounts changed as follows during the years presented (in thousands):

	Year Ended December 31,					
	2024		**2023**		**2022**	
Beginning of year	$	6,527	$	6,460	$	5,946
Provision		2,180		2,228		1,465
Deductions		(2,543)		(2,161)		(951)
End of year	$	6,164	$	6,527	$	6,460

Deductions represent balances written off, net of amounts recovered that had previously been written off, and the effect of exchange rate fluctuations.

Property and Equipment — Net

Property and equipment are stated at cost, net of accumulated depreciation. Contemporary and archival imagery consists of costs to acquire imagery from third parties and internal and external costs incurred in creating imagery, including identification of marketable subject matter, art direction, digitization, mastering and the assignment of search terms, and other pertinent information to each image. Computer software developed for internal use consists of internal and external costs incurred during the application development stage of software development (except for training costs) and costs of upgrades or enhancements that result in additional software functionality. Costs incurred during the web application, infrastructure, graphics and content development stages of website development are also capitalized and included within computer software developed for internal use. Expenditures that extend the life, increase the capacity or improve the efficiency of property and equipment are capitalized, while expenditures for repairs and maintenance are expensed as incurred.

Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets or, for leasehold improvements, over the shorter of the remaining original term of the lease or the estimated life of the related asset.

Minority Investment without Readily Determinable Fair Value

The carrying amount of the minority investments, which is included within "Other long-term assets" on the consolidated balance sheets, was $1.9 million and $10.0 million as December 31, 2024 and 2023, respectively. The Company uses the measurement alternative for these equity investments and their carrying value is reported at cost, adjusted for impairments or any observable price changes in ordinary transactions with identical or similar investments. Revenue related to content consumed by the minority investees was not material during any of the years end December 31, 2024, 2023 and 2022.

The investments are holdings in a privately held companies that are not exchange traded and therefore not supported with observable market prices. The Company periodically evaluates the carrying value of the minority investment, or when events and circumstances indicate that the carrying amount of an asset may not be recovered. During the year ended December 31, 2024, the Company recorded an impairment of $7.5 million related to a minority investment in the Consolidated Statements of Operations. The investee experienced consistent and significant decline in income, which indicated that the carrying value of the investment may not be recoverable. As of December 31, 2023 and 2022, no adjustments to the carrying values of the Company's long-term investments were identified as a result of this assessment. Changes in performance negatively impacting operating results and cash flows of these investments could result in the Company recording an impairment charge in future periods.

Goodwill

The Company evaluates goodwill for impairment annually or more frequently when an event occurs, or circumstances indicate it is more likely than not that the fair value of the reporting unit is below its carrying value. Circumstances that could indicate impairment and require impairment tests more frequently than annually include; significant adverse changes in legal factors or market and economic conditions, a significant decline in the financial results of the Company's operations, significant changes in strategic plans, adverse actions by regulators, unanticipated changes in competition and market share, or a planned disposition of a significant portion of the business. Management performs the annual goodwill impairment analysis as of October 1 each year. The Company's 2024, 2023 and 2022 goodwill impairment analyses did not result in an impairment charge. As circumstances change, it is possible that

future goodwill impairment analysis could result in goodwill impairments, which would be included in the calculation of income or loss from operations.

Identifiable Intangible Assets

Identifiable intangible assets are assets that do not have physical representation but that arise from contractual or other legal rights or are capable of being separated or divided from the Company and sold, transferred, licensed, rented or exchanged. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, unless such life is determined to be indefinite. The remaining useful lives of identifiable intangible assets are reassessed each reporting period to determine whether events and circumstances warrant revisions to the remaining periods of amortization. Potential impairment of identifiable intangible assets with an indefinite useful life are evaluated annually or whenever circumstances indicate that it is more likely than not that the indefinite-lived asset is impaired. Intangible assets with a finite life and long-lived assets are reviewed for impairment whenever an event occurs, or circumstances change that indicate their carrying value may not be recoverable through projected undiscounted cash flows expected to be generated by the asset. If the evaluation of the projected cash flows indicates that the carrying value of the asset is not recoverable, the asset is written down to its fair value.

Loans Receivable

Loans are stated at unpaid principal balances less any allowance for loan losses. Interest is recognized over the term of the loan and is calculated using the compound interest method. Management considers a loan impaired when, based on current information or factors, it is probable that the principal and interest payment will not be collected according to the loan agreement. The Company did not recognize any loan impairment charges during the years ended December 31, 2024, 2023 or 2022.

Leases

In accordance with ASC 842, *Leases (* "ASC 842"), the Company first determines if an arrangement contains a lease and the classification of that lease, if applicable, at inception. This standard requires the recognition of right of use ("ROU") assets and lease liabilities for the Company's operating leases. For contracts with lease and non-lease components, the Company has elected not to allocate the contract consideration, and to account for the lease and non-lease components as a single lease component. The Company has also elected not to recognize a lease liability or ROU asset for leases with a term of 12 months or less, and recognize lease payments for those short-term leases on a straight-line basis over the lease term in the Consolidated Statements of Operations. Operating leases are included in "Right of use assets", "Accrued expenses" and "Lease liabilities" (net of current portion) in the consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments under the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The implicit rate within the Company's leases is generally not determinable and therefore the incremental borrowing rate at the lease commencement date is utilized to determine the present value of lease payments. The determination of the incremental borrowing rate requires judgment. Management determines the incremental borrowing rate for each lease using the Company's estimated borrowing rate, adjusted for various factors including level of collateralization, term and currency to align with the terms of the lease. The ROU asset also includes any lease prepayments, offset by lease incentives. Certain of the Company's leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when the Company is reasonably certain that the option will be exercised. An option to terminate is considered unless the Company is reasonably certain the option will not be exercised. The ROU assets are reviewed for impairment with the Company's long-lived assets.

Related-Party Transactions

The Company paid annual management fees to Getty Investments, LLC ("Getty Investments") in the amount of $0.9 million for the year ended December 31, 2022. These costs are included in "Selling, general and administrative expenses" in the Consolidated Statements of Operations. Getty Investments was the majority partner in Partnership. With the closing of the Business Combination, the management fee contract was terminated.

On June 15, 2016, Getty SEA, a subsidiary of the Company, entered into various agreements with Visual China Group Holding Limited ("VCG"). As part of those agreements, Getty SEA issued $24.0 million in an unsecured note receivable to VCG. This note receivable bears interest at 2.5% per annum with an August 18, 2036 due date. VCG is also a noncontrolling interest stockholder of Getty SEA. As of December 31, 2024, 2023 and 2022 this unsecured note receivable is included in "Other long-term assets" in the consolidated balance sheets.

Revenue Recognition

Revenue is derived principally from licensing rights to use images, video footage and music that are delivered digitally over the internet. Digital content licenses are generally purchased on a monthly or annual subscription basis, whereby a customer either pays for a predetermined quantity of content or for access to the Company's content library that may be downloaded over a specific period of time, or, on a transactional basis, whereby a customer pays for individual content licenses at the time of download. Also, a significant portion of revenue is generated through the sale and subsequent use of credits. Various amounts of credits are required to license digital content.

The Company recognizes revenue gross of contributor royalties because the Company is the principal in the transaction as it is the party responsible for the performance obligation and it controls the product or service before transferring it to the customer. The Company also licenses content to customers through third-party delegates worldwide (approximately 3% of total revenues for the years ended December 31, 2024, 2023 and 2022). Delegates sell the Company's products directly to customers as the principal in those transactions. Accordingly, the Company recognizes revenue net of costs paid to delegates. Delegates typically earn and retain 35% to 50% of the license fee, and the Company recognizes the remaining 65% to 50% as revenue.

The Company maintains a credit department that sets and monitors credit policies that establish credit limits and ascertains customer creditworthiness, thus reducing the risk of potential credit loss. Revenue is not recognized unless it is determined that collectability is reasonably assured. Revenue is recorded at invoiced amounts (including discounts and applicable sales taxes) less an allowance for sales returns, which is based on historical information. Customer payments received in advance of revenue recognition are contract liabilities and are recorded as deferred revenue. Customers that do not pay in advance are invoiced and are required to make payments under standard credit terms.

The Company recognizes revenue under the core principle to depict the transfer of control to the Company's customers in an amount reflecting the consideration to which the Company expects to be entitled. In order to achieve that core principle, the Company applies the following five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when a performance obligation is satisfied.

For digital content licenses, the Company recognizes revenue on both its capped subscription-based, credit-based sales and single image licenses when content is downloaded, at which time the license is provided.

See "*Note 14 — Revenue*" and "*Note 21 — Segment and Geographic Information*" for additional revenue disclosures.

Cost of Revenue

The ownership rights to the majority of the content licensed is retained by the owners, and licensing rights are provided to the Company by a large network of content suppliers. When the Company licenses content entrusted by content suppliers, royalties are paid to them at varying rates depending on the license model and the customers use of that content. Suppliers who choose to work with the Company under contract typically receive royalties between 20% to 50% of the total license fee charged customers. The Company also owns the copyright to certain content in its collections (wholly owned content), including content produced by staff photographers for the Editorial Stills product, for which the Company does not pay any third-party royalties. Cost of revenue also includes costs of assignment photo shoots but excludes depreciation and amortization associated with creating or buying content.

Sales Commissions

Internal sales commissions are generally paid in the quarter following invoicing of the commissioned receivable and is reported in "Selling, general and administrative expenses" on the Consolidated Statements of

Operations. The Company expenses contract acquisition costs, including internal sales commissions, as incurred, to the extent that the amortization period would otherwise be one year or less.

Equity-Based Compensation

Equity-based compensation is accounted for in accordance with authoritative guidance for equity-based payments. This guidance requires equity-based compensation cost to be measured at the grant date based on the fair value of the award and recognized as an expense over the applicable service period, which is the vesting period, net of estimated forfeitures. Compensation expense for equity-based payments that contain service conditions is recorded on a straight-line basis, over the service period of generally four years. Compensation expense for equity-based payments that contain performance conditions is not recorded until it is probable that the performance condition will be achieved. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results and future estimates may differ substantially from current estimates.

Common Stock Warrants

The Company assumed 20,700,000 warrants originally issued in CCNB's initial public offering (the "Public Warrants") and 18,560,000 warrants issued in a private placement that closed concurrently with CCNB's initial public offering, (the "Private Placement Warrants") in the Business Combination. In addition, on the Closing Date, the Company issued 3,750,000 warrants in connection with a Forward Purchase Agreement dated August 4, 2020 (the "Forward Purchase Agreement" and the "Forward Purchase Warrants"). The Public, Private Placement and Forward Purchase Warrants entitled the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share.

The Company evaluated the Public, Private Placement and Forward Purchase Warrants (together "the Warrants") under ASC 815-40, *Derivatives and Hedging-Contracts in Entity's Own Equity* ("ASC 815-40"), and concluded they did not meet the criteria to be indexed to the Company's own stock as certain provisions of the warrant agreement could change the settlement amount of these warrants based on variables that would not be considered inputs to the valuation model for a fixed-for-fixed equity instrument. Since the Warrants met the definition of a derivative under ASC 815-40, the Company recorded these Warrants as liabilities in the consolidated balance sheets at fair value, with subsequent changes in their respective fair values recognized in the "Loss on fair value adjustment for warrant liabilities — net" within the Consolidated Statements of Operations at each reporting date.

The Public Warrants were publicly traded and thus had an observable market price to estimate fair value. The Forward Purchase Warrants, which had identical terms as the Public Warrants, were valued similar to the Public Warrants. The Private Placement Warrants were valued using a Black-Scholes option-pricing model as described in "*Note 7 — Fair Value of Financial Instruments*".

As described in "*Note 5 — Common Stock Warrants*", during the year ended December 31, 2022, all Warrants were exercised or redeemed.

Advertising and Marketing

The Company markets its products and services mainly through paid search, natural or organic search optimization, affiliate marketing channels, email and website marketing, customer events and public relations initiatives. Costs associated with marketing efforts are recorded in "Selling, general and administrative expenses" when related liabilities are incurred. For paid search and affiliate marketing, liabilities are incurred when potential new customers click through the links in the ad, generating an obligation to the internet search provider or affiliate marketing partner. Advertising and marketing costs expensed for the years ended December 31, 2024, 2023 and 2022 were $47.1 million, $48.5 million and $55.8 million, respectively.

Income Taxes

The Company computes income taxes and accruals for uncertain tax positions under the asset and liability method as set forth in the authoritative guidance for accounting for income taxes and uncertain tax positions. Deferred

income taxes are provided for the temporary differences between the consolidated financial statement carrying amounts and the tax basis of the Company's assets and liabilities and operating loss and tax credit carryforwards. The Company establishes a valuation allowance for deferred tax assets if it is not more likely than not that the tax benefits will be realized. Periodically, the valuation allowance is reviewed and adjusted based on management's assessments of realizable deferred tax assets. The Company accounts for the global intangible low-tax income ("GILTI") earned by foreign subsidiaries included in gross U.S. taxable income in the period incurred. See "*Note 20 — Income Taxes*" for further information.

Segments

The Company has determined that it operates and manages one operating segment, which is the business of developing and commercializing visual content. The Company's chief operating decision maker (the "CODM"), its Chief Executive Officer, reviews financial information on an aggregate basis for the purpose of allocating resources and making operating decisions. See "*Note 21 — Segment and Geographic Information*" for further information.

Concentration of Credit Risk

Financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable balances. Cash and cash equivalents are held with financial institutions of high quality. Balances may exceed the amount of insurance provided on such deposits.

Concentration of credit risk with respect to trade receivables is limited due to the large number of customers and their dispersion across many geographic areas. No single customer represented 10% or more of the Company's total revenue or accounts receivable in any of the years presented.

Recently Adopted Accounting Standard Updates

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, "*Improvements to Reportable Segment Disclosures* (Topic 280)" ("ASU 2023-07") new guidance that modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The Company adopted ASU 2023-07, effective December 15, 2024. The adoption of this standard only modified how the reportable segment expenses are disclosed and did not have a material impact on the consolidated financial statements or operations of the Company. See "*Note 21 — Segment and Geographic Information*" for further information.

In December 2019, the FASB issued ASU 2019-12, "*Simplifying the Accounting for Income Taxes* (Topic 740)" ("ASU 2019-12"), which removes certain exceptions to the general principles in Topic 740 and improves consistent application of and simplifies U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company adopted ASU 2019-12, effective January 1, 2022. The adoption of this standard did not have a material impact on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, "*Financial Instruments — Credit Losses,* (Topic 326)" ("ASU 2016-13"). ASU 2016-13 changes how to recognize expected credit losses on financial assets. The standard requires an entity to replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects current expected credit losses, requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates and provides additional transparency about credit risk. The effective date of ASU 2016-13 for the Company is beginning with fiscal years after December 15, 2022, including interim periods within those fiscal years. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of this standard did not have a material impact on the consolidated financial statements.

Recently Issued Accounting Standard Updates

In November 2024, the FASB issued ASU 2023-04 (Topic 220-40), *"Disaggregation of Income Statement Expenses* (Topic 220-40)*"* ("ASU 2023-04"), requiring additional disclosure of the nature of expenses included in the income statement. The new guidance requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2023-04

applies to all public business entities and is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The Company is in the process of evaluating the impact of adopting this new guidance on the consolidated financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, "*Improvements to Income Tax Disclosure* (Topic 740)" ("ASU 2023-09"), to amend and improve the existing income tax disclosure requirements. Under the new guidance, public business entities are required to disclose more details to the effective tax rate reconciliation and income taxes paid. The Company is in the process of evaluating the impact of adopting this new guidance on the consolidated financial statement disclosures.

3. BUSINESS COMBINATION

As discussed in "*Note 1 – Description of the Business*", on July 22, 2022, the Company consummated the transactions contemplated by the Business Combination Agreement. At the Closing, and subject to the terms and conditions of the Business Combination Agreement, holders of 153,322,880 shares of Legacy Getty common stock received 196,938,915 shares of the Company's Class A common stock as consideration in the Business Combination, and the previously outstanding Legacy Getty Redeemable Preferred Stock was retired in full through a combination of a cash payment of approximately $615.0 million and 15,000,000 shares of the Company's Class A common stock with a fair value at issuance of $140.2 million. Each Legacy Getty Option (whether vested or unvested) to purchase Legacy Getty Common Shares was converted into an option to purchase a number of shares of the Company's Class A common stock and at an exercise price converted based on the Exchange Ratio, calculated in accordance with the terms of the Business Combination Agreement.

In addition to the consideration paid at Closing, during a period to expire 10 years from the Closing Date (the "Earn-Out Period"), within 10 business days after the occurrence of an applicable triggering event, as described below, the Company was required to issue to former equity holders of Legacy Getty an aggregate of up to 59,000,000 shares of the Company's Class A common stock (the "Earn-Out Shares"), upon the terms and subject to the conditions set forth in the Business Combination Agreement and the other agreements contemplated thereby. The Earn-Out Shares were issuable in three equal tranches if (i) the volume weighted average price of the shares of the Company's Class A common stock over any 20 trading days within any 30 consecutive trading day period was greater than or equal to $12.50, $15.00 and $17.50, respectively, or (ii) if there was a change of control of the Company prior to the expiration of the Earn-Out Period that would result in the holders of shares of the Company's Class A common stock receiving a price per share equal to or in excess of $12.50, $15.00 and $17.50, respectively. The Earn-Out Shares were accounted for as equity-classified equity instruments and recorded in additional paid-in capital as part of the Business Combination.

Pursuant to a certain letter agreement executed concurrently with the Business Combination Agreement (the "Sponsor Side Letter"), CC Neuberger Principal Holdings II Sponsor, LLC (the "Sponsor"), its independent directors and certain affiliates, agreed to convert, through a series of transactions, 5,140,000 of its CCNB Class B common stock into 2,570,000 Series B-1common stock and 2,570,000 Series B-2 common stock of the Company (the shares of Series B-2 common stock together with the shares of Series B-1 common stock, the "Restricted Sponsor Shares"), which were subject to forfeiture if certain vesting events are not satisfied. The Series B-1 common stock and Series B-2 common stock would vest and convert into shares of Class A common stock if (i) the volume weighted average price of the shares of the Company's Class A common stock over any 20 trading days within any 30 consecutive trading day period was greater than or equal to $12.50 and $15.00, respectively, or (ii) if there was a change of control of the Company that would result in the holders of shares of the Company's Class A common stock receiving a price per share equal to or in excess of $12.50 and $15.00, respectively. The Restricted Sponsor Shares are accounted for as equity-classified equity instruments and recorded in additional paid-in capital as part of the Business Combination.

Concurrent with the execution of the Business Combination Agreement, CCNB and the Company entered into Subscription Agreements (the "PIPE Subscription Agreements") with the Sponsor and Getty Investments. Additionally, on December 28, 2021, CCNB and the Company entered into the Permitted Equity Subscription Agreement with Multiply Group (the "Permitted Equity Subscription Agreement"). On July 22, 2022, Getty Investments entered into an additional subscription agreement with the Company (the "Additional Getty Subscription Agreement"). Pursuant to the PIPE Subscription Agreements, the Permitted Equity Subscription Agreement and the Additional Getty Subscription Agreement, on the Closing Date, the Sponsor, Getty Investments and Multiply Group subscribed for and purchased, and CCNB and the Company issued and sold to such investors, an aggregate of

36,000,000 shares of the Company's Class A common stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $360.0 million (the "PIPE Financing").

On the Closing Date, the Company completed the issuance and sale of 20,000,000 shares of the Company's Class A common stock and 3,750,000 Forward Purchase Warrants to Neuberger Berman Opportunistic Capital Solutions Master Fund LP ("NBOKS") for an aggregate purchase price of $200.0 million, in connection with the Forward Purchase Agreement. Refer to "*Note 5 – Common Stock Warrants*" for additional information on the accounting for the Forward Purchase Warrants.

Additionally, on the Closing Date, the Company completed the sale of 30,000,000 shares of the Company's Class A common stock to NBOKS, for a purchase price of $10.00 per share and aggregate purchase price of $300.0 million, pursuant to that certain Backstop Facility Agreement dated November 16, 2020, as amended.

Upon the closing of the Business Combination, the Company's certificate of incorporation was amended and restated to, among other things, increase the total number of authorized shares of all classes of capital stock to 2,006,140,000 shares, $0.0001 par value per share, of which, 2,000,000,000 shares are designated as Class A common stock, 5,140,000 shares are designated as Class B common stock, and 1,000,000 shares are designated as preferred stock.

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, CCNB was treated as the "acquired" company and Getty Images is treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Getty Images issuing stock for the net assets of CCNB, accompanied by a recapitalization. The net assets of CCNB are stated at historical cost, with no goodwill or other intangible assets recorded.

The following table reconciles the elements of the Business Combination to the Consolidated Statement of Cash Flows and the Consolidated Statements of Redeemable Preferred Stock and Stockholders' Equity for the year ended December 31, 2022 (in thousands):

Cash – CCNB trust and cash, net of redemptions	$	4,164
Cash – PIPE Financing		360,000
Cash – Forward Purchase Agreement		200,000
Cash – Backstop Agreement		300,000
Less: Cash paid to redeem Redeemable Preferred Stock		(614,996)
Less: Transaction costs paid during the year ended December 31, 2023		(106,917)
Net cash contributions from the Business Combination and related transactions	**$**	**142,251**
Add: Non-cash assets received from CCNB		806
Add: Transaction costs allocated to warrants		4,262
Add: Cash paid to redeem Redeemable Preferred Stock		614,996
Add: Tax effect of change in tax basis due to business combination		6,508
Less: Fair value of Public, Private Placement and Forward Purchase Warrants		(72,374)
Less: Transaction costs previously paid by Legacy Getty during 2021 or accrued at December 31, 2023		(1,989)
Net Business Combination and related transactions, excluding Redeemable Preferred Stock redemption	**$**	**694,460**
Add: Fair value of Class A common stock issued to redeem Redeemable Preferred Stock		140,250
Net Business Combination and related transactions, including Redeemable Preferred Stock redemption	**$**	**834,710**

The number of shares of common stock issued immediately following the consummation of the Business Combination:

Common stock of CCNB, net of redemptions	508,311
CCNB shares held by the Sponsor	25,700,000
Shares issued in the PIPE Financing	36,000,000
Shares issued in the Forward Purchase Agreement	20,000,000
Shares issued in the Backstop Agreement	30,000,000
Total shares issued in Business Combination and related transactions	**112,208,311**
Shares issued for Getty Images common stock	196,938,915
Shares issued upon redemption of Getty Images Redeemable Preferred Stock	15,000,000
Total shares of common stock immediately following the Business Combination	**324,147,226**

CCNB shares held by the Sponsor in the table above include 5,140,000 Restricted Sponsor Shares.

4. **ACQUISITION**

On April 1, 2024, the Company entered into a Unit Purchase Agreement with Motorsport Images LLC and Motorsport.com, Inc., to purchase 100% of the outstanding membership interests in Motorsport Images LLC, a Florida limited liability accompany ("Motorsport Images") for $15.1 million in cash and approximately 1.2 million shares of the Company's Class A common stock.

The components of the fair value of consideration transferred are as follows (in thousands):

Cash		15,106
Class A common stock		4,875
Total fair value of consideration considered	$	19,981

The transaction was accounted for using the acquisition method of accounting and, accordingly, the results of the acquired business have been included in the Company's results of operations from the acquisition date. In connection with the acquisition, the Company incurred approximately $1.0 million of transaction costs for the year ended December 31, 2024, recorded in "Other operating expenses (income) – net" on the Consolidated Statements of Operations.

Motorsport Images has an extensive library of historic and contemporary motorsports photos and videos covering major racing events worldwide. With the addition of Motorsport Images' photographic talent and premium motorsport content, this acquisition augments the Company's customer offering in the motorsport area, bringing a greater depth and breadth of content and services.

The fair value of consideration transferred in this business combination was allocated to the intangible and tangible assets acquired and liabilities assumed at the acquisition date, with the remaining unallocated amount recorded as goodwill. Goodwill is primarily attributed to expected synergies from combining operations. Goodwill recognized for this acquisition was allocated to the Company's one operating segment and the entire goodwill amount is deductible for U.S. tax purposes.

The aggregate purchase price was allocated to the assets acquired and liabilities assumed as follows (in thousands):

Assets acquired and liabilities assumed:	Fair Value at Acquisition Date
Cash and cash equivalents	$ 68
Accounts receivable	540
Other current assets	92
Prepaid expense	190
Property and equipment	1,349
Customer relationships	2,900
Goodwill	15,939
Total identifiable assets	$ 21,078
Accounts payable and accrued expenses	(1,097)
Total liabilities assumed	$ (1,097)
Net Assets Acquired	$ 19,981

The customer relationships have a useful life of approximately 11 years and are being amortized on a straight-line basis. The fair value of the customer relationships was determined using a variation of the income approach known as the multiple-period excess earnings method. The fair value of the contributor content was determined using the cost-to-recreate method.

The revenue and operating loss from Motorsport Images included in the Company's Consolidated Statements of Operations for the year ended December 31, 2024 was not material.

Pro forma revenue and earnings amounts on a combined basis have not been presented as they are not material to the Company's historical pre-acquisition financials.

5. **COMMON STOCK WARRANTS**

Public Warrants

As part of CCNB's initial public offering, 20,700,000 Public Warrants were sold. The Public Warrants entitled the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustments. The Public Warrants were only exercisable for a whole number of shares of Class A common stock. No fractional shares were to be issued upon exercise of the warrants. The Public Warrants were set to expire at 5:00 p.m. New York City time on July 22, 2027, or earlier upon redemption or liquidation. The Public Warrants were listed on the NYSE under the symbol "GETY.WS."

The Company redeemed the Public Warrants at a price of $0.01 per warrant after the sale price of Class A common stock equaled or exceeded $18.00 per share for 20 trading days within a 30-trading day period. The Company had the option to require all holders that wish to exercise the Public Warrants to do so on a cashless basis.

Private Placement Warrants

Simultaneously with CCNB's initial public offering, CCNB consummated a private placement of 18,560,000 Private Placement Warrants with CCNB's sponsor. Each Private Placement Warrant was exercisable for one share of Class A common stock at a price of $11.50 per share, subject to adjustment. The Private Placement Warrants were identical to the Public Warrants, except that the Private Placement Warrants were non-redeemable so long as they were held by the initial purchasers or such purchasers' permitted transferees, and the initial purchasers or such purchasers' permitted transferees had the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants were held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants would be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

In August 2022, all of the Private Placement Warrants were exercised on a cashless basis for 11,555,996 shares of Class A common stock. The fair value of the Private Placement Warrants was remeasured upon the exercise of the warrants, resulting in an non-cash loss of $176.6 million recorded in "Loss on fair value adjustment for warrant liabilities" Consolidated Statements of Operations.

Forward Purchase Warrants

Additionally, on the Closing Date, the Company issued 3,750,000 Forward Purchase Warrants in connection with the Forward Purchase Agreement. The Forward Purchase Warrants had the same terms as the Public Warrants.

The Company concluded the Public, Private Placement and Forward Purchase Warrants meet the definition of a derivative under ASC 815-40 (as described in "*Note 2 — Summary of Significant Accounting Policies*") and were recorded as liabilities. Upon consummation of the Business Combination, the fair value of the Public, Private Placement and Forward Purchase Warrants were recorded in the Consolidated Balance Sheet. Transaction costs allocated to the issuance of the Public, Private Placement and Forward Purchase Warrants of $4.3 million were recorded as "Other non-operating (expense) income — net" in the Consolidated Statements of Operations.

On September 19, 2022, the Company announced that it had elected to redeem all of the outstanding Public Warrants and Forward Purchase Warrants that remain outstanding at 5:00 p.m. New York City time on October 19, 2022 for $0.01 per warrant. 10,328 Public Warrants were exercised for an aggregate cash payment of $0.1 million. Effective October 19, 2022, the remaining Public Warrants and Forward Purchase Warrants were redeemed for $0.2 million. The fair value of the Public and Forward Purchase Warrants was remeasured upon the exercise and redemption of the warrants, resulting in a non-cash gain of $15.9 million recorded in "Loss on fair value adjustment for warrant liabilities — net" Consolidated Statements of Operations.

As of December 31, 2022, December 31, 2023 and December 31, 2024, there were no outstanding Public, Private Placement or Forward Purchase Warrants.

6. DERIVATIVE INSTRUMENTS

Foreign Currency Risk

Certain assets, liabilities and future operating transactions are exposed to foreign currency exchange rate risk. The Company had previously utilized derivative financial instruments, namely foreign currency forwards and option contracts, to reduce the impact of foreign currency exchange rate risks where natural hedges did not exist. The Company is exposed to market risk from foreign currency exchange rate fluctuations as a result of foreign currency-denominated revenues and expenses. The Company had entered into certain foreign currency derivative contracts, including foreign currency forward options to manage these risks. These contracts were economic hedges of the Company's exposures but were not designated as hedges, as defined in the applicable accounting guidance, for financial reporting purposes. These contracts were carried at fair value, as determined by quoted market exchange rates. At December 31, 2024 and 2023, the Company held no foreign currency contracts. The Company recognized gain of $0.7 million for the year ended December 31, 2022 and none in the subsequent years in "(Loss) gain on fair value adjustment for swaps – net" in the accompanying Consolidated Statements of Operations.

Interest Rate Risk

In February 2019, the Company entered into two interest rate swaps to hedge interest rate risk associated with the Company's debt. One of the swaps had a notional amount of $175.0 million and the Company paid a fixed rate of 2.5010%. This swap matured during the year ended December 31, 2022. The other swap had a notional amount of $355.0 million and the Company paid a fixed rate of 2.5380%. This swap matured in February 2024. Each swap contained an embedded floor option under which the Company received a rate of 0.0% or one-month LIBOR, whichever was greater, to match the terms of the Company's debt. In June 2023 the rate transitioned to the greater of one-month CME Term SOFR or negative 0.1%. Both swaps were considered economic hedges and had not been designated as hedges, as defined in the applicable accounting guidance, for financial reporting purposes. The changes in fair value are recognized in "(Loss) gain on fair value adjustment for swaps – net" in the accompanying Consolidated Statements of Operations.

For the interest rate swaps, the Company recognized loss of $1.5 million, loss of $7.6 million and gain of $22.8 million on these derivative instruments for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company does not hold or issue derivative financial instruments for trading purposes. In general, the Company's derivative activities do not create foreign currency exchange rate risk because fluctuations in the value of the instruments used for economic hedging purposes are offset by fluctuations in the value of the underlying exposures being hedged. Counterparties to derivative financial instruments expose the Company to credit related losses in the event of nonperformance; however, the Company entered into these instruments with creditworthy financial institutions and considers the risk of nonperformance to be minimal.

The interest rate swap of $1.5 million was included in "Other current assets" on the Consolidated Balance Sheet at December 31, 2023.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments as of December 31, 2024 and 2023 consist of cash equivalents, interest rate swaps and debt. Assets and liabilities measured at fair value on a recurring basis (cash equivalents and interest rate swaps) and a nonrecurring basis (debts) are categorized in the tables below based on the levels discussed in "*Note 2 — Summary of Significant Accounting Policies*".

The following tables summarize the Company's financial instruments by level in the fair value hierarchy as of December 31, 2024:

(In thousands)	As of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds (cash equivalents)	$ 75,431	$ —	$ —	$ 75,431
Liabilities:				
Term Loans	$ —	$ 1,013,231	$ —	$ 1,013,231
Senior Notes	$ —	$ 298,965	$ —	$ 298,965

(In thousands)	As of December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds (cash equivalents)	$ 57,062	$ —	$ —	$ 57,062
Interest rate swaps	—	1,459	—	1,459
Derivative Liabilities:				
Term Loans	$ —	$ 1,104,237	$ —	$ 1,104,237
Senior Notes	$ —	$ 302,250	$ —	$ 302,250

The fair value of the Company's money market funds is based on quoted active market prices and is determined using the market approach. The fair values of the Company's interest rate swap contracts were based on market quotes provided by the counterparty. Quotes by the counterparty were calculated based on observable current rates and forward interest rate curves. The Company recalculated and validated this fair value using publicly available market inputs using the market approach. The fair value of the Company's Term Loans and Senior Notes are based on market quotes provided by a third-party pricing source. See "*Note 12 — Debt*" for additional disclosures on the Term Loans and Senior Notes.

The Company's non-financial assets and liabilities, which include goodwill and long-lived assets held and used, are not required to be measured at fair value on a recurring basis. However, if certain triggering events occur or if an annual impairment test is required, the Company would evaluate the non-financial assets and liabilities for impairment. If an impairment was to occur, the asset or liability would be recorded at its estimated fair value.

8. PROPERTY AND EQUIPMENT – NET

Property and equipment consisted of the following at the reported Balance Sheet dates (in thousands, except years):

	Estimated Useful Lives (in Years)	December 31, 2024	December 31, 2023
Contemporary imagery	5	$ 392,303	$ 395,063
Computer hardware purchased	3	5,625	2,809
Computer software developed for internal use	3	141,209	161,317
Leasehold improvements	2–20	9,060	8,295
Furniture, fixtures and studio equipment	5	12,384	11,341
Archival imagery	40	93,099	96,090
Other	3–4	2,313	2,406
Property and equipment		655,993	677,321
Less: accumulated depreciation		(478,701)	(497,943)
Property and equipment, net		$ 177,292	$ 179,378

Included in archival imagery as of December 31, 2024 and 2023 was $9.8 million and $10.2 million respectively, of imagery that has an indefinite life and therefore is not amortized.

9. GOODWILL

Goodwill was tested for impairment as of October 1, 2024 and 2023. The Company did not recognize a goodwill impairment charge during the year ended December 31, 2024 and 2023. The fair value of the Goodwill was estimated using both market indicators of fair value and the expected present value of future cash flows. As of December 31, 2024 and 2023, the accumulated impairment loss on Goodwill was $525.0 million for both years.

Goodwill changed during the years presented as follows:

(in thousands)	Goodwill before impairment	Accumulated impairment charge	Goodwill – net
December 31, 2022	$ 2,024,578	$ (525,000)	$ 1,499,578
Effects of fluctuations in foreign currency exchange rates	2,236	—	2,236
December 31, 2023	$ 2,026,814	$ (525,000)	$ 1,501,814
Motorsports Images acquisition	15,939	—	15,939
Effects of fluctuations in foreign currency exchange rates	(7,276)	—	(7,276)
December 31, 2024	$ 2,035,477	$ (525,000)	$ 1,510,477

10. IDENTIFIABLE INTANGIBLE ASSETS — NET

Identifiable intangible assets consisted of the following at December 31 (in thousands, except years):

| | Range of Estimated Useful Lives (Years) | As of December 31, | | | | | |
| | | 2024 | | | 2023 | | |
		Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Trade name	Indefinite	$ 383,444	$ —	$ 383,444	$ 397,495	$ —	$ 397,495
Trademarks and trade names	5–10	103,976	(103,976)	—	104,109	(104,109)	—
Patented and unpatented technology	3–10	107,669	(105,533)	2,136	111,045	(106,869)	4,176
Customer lists, contracts, and relationships	5–11	388,466	(384,140)	4,326	399,378	(397,244)	2,134
Non-compete Covenant	3	900	(900)	—	900	(900)	—
Other identifiable intangible assets	3–13	5,080	(5,080)	—	5,089	(5,089)	—
		$ 989,535	$ (599,629)	$ 389,906	$1,018,016	$ (614,211)	$ 403,805

The Getty Images and Unsplash trade names were valued using an estimated royalty rate which considered name recognition, licensing practices of the Company and its competitors for similar services, and other relevant qualitative factors.

Based on balances at December 31, 2024, the estimated aggregate amortization expense for identifiable intangible assets for the next five years is as follows (in thousands):

Years Ended December 31,		
2025	$	2,205
2026	$	972
2027	$	520
2028	$	520
2029	$	520

11. OTHER ASSETS AND LIABILITIES

The following table summarizes the Company's other long-term assets:

	Year end December 31,			
(In thousands)		2024		2023
Long term note receivable from a related party	$	24,000	$	24,000
Minority and other investments[1]		4,385		12,454
Equity method investment[2]		1,077		2,852
Other		1,338		1,956
Total other long-term assets	$	30,800	$	41,262

[1] During the year ended December 31, 2024, the Company recorded an impairment of $7.5 million related to a minority investment in the Consolidated Statements of Operations.

[2] During the year ended December 31, 2024, a $2.2 million cash dividend was declared and paid by an investee accounted for under the equity method, which reduced the value of the equity method investment.

The following table summarizes the Company's accrued expenses:

(In thousands)	Year end December 31,	
	2024	2023
Accrued compensation and related costs	$ 26,419	$ 16,933
Lease liabilities	11,252	9,780
Interest payable	9,903	9,942
Accrued professional fees	10,809	6,045
Other	1,555	953
Total accrued expenses	$ 59,938	$ 43,653

12. DEBT

Debt included the following:

(In thousands)	Year end December 31,	
	2024	2023
Senior Notes	$ 300,000	$ 300,000
USD Term Loans	579,200	637,000
EUR Term Loans[1]	435,190	463,588
Adjusted for: issuance costs, premiums and discounts amortized to interest expense	34	(1,930)
Long-term debt – net	$ 1,314,424	$ 1,398,658

[1] The table above converted the EUR Term Loans to USD using currency exchange rates as of those dates.

In February of 2019, the Company issued $300.0 million of Senior Unsecured Notes ("Senior Notes") and entered into a senior secured credit facility ("Credit Facility") consisting of (i) a $1,040.0 million term loan facility ("USD Term Loans"), (ii) a €450.0 million term loan facility ("EUR Term Loans") (together with the USD Term Loans the "Term Loans") and (iii) an $80.0 million revolving credit facility that could be upsized to $110.0 million ("Revolver").

On May 4, 2023, the Company amended the then existing Credit Agreement to among other things, (i) upsize the total amount of commitments under the revolving credit facility capacity from $80.0 million to $150.0 million and (ii) extend the maturity of the revolving credit facility until May 4, 2028. The revolving facility is also subject to a springing maturity of 180 days inside any earlier maturity of Senior Notes or Term Loans (prior to the Amendment Effective Date) or Term B-1 Loans (on and after the Amendment Effective Date) with an aggregate principal amount exceeding $100.0 million. The revolving credit facility remains undrawn. The Company accounted for this amendment as a modification of the existing revolving credit facility. The unamortized debt issuance costs and the fees incurred to amend the revolving credit facility will be amortized over the term of the new revolving credit facility. The Company incurred unused commitment fees of $0.7 million during each of the years ended December 31, 2024, 2023 and 2022.

The Senior Notes are due March 1, 2027, and bear interest at a rate of 9.750% per annum. Interest on the notes is payable semi-annually on March 1 and September 1 of each year. The Company may redeem the Senior Notes earlier than March 1, 2027, subject to prepayment premiums.

Prior to the Amendment Effective Date, the Term Loans were set to mature in 2026. The Company may voluntarily prepay loans or reduce commitments under the Credit Facility without premium or penalty. The Company made voluntary prepayments of $57.8 million on its outstanding USD term loans during the year ended December 31, 2024. The prepayments were made using cash on hand and did not result in any prepayment penalties. The prepayments reduced the principal balance and interest expense on the term loans.

In August of 2022, the Company utilized proceeds from its Business Combination along with cash on hand to repay $300.0 million of outstanding indebtedness on its USD Term Loans. In accordance with ASC 470-50-40-2 - *Debt - Modifications and Extinguishments*, the Company recorded a loss on extinguishment of debt of $2.7 million for the year ended December 31, 2022, in the Consolidated Statements of Operations related to this payment. The loss on extinguishment of debt represents the acceleration of amortization of issuance costs and debt discount related to the $300.0 million payment. Under the terms of the Credit Facility, the prepayment of $300.0 million was applied against the quarterly installments of $2.6 million. As of the Amendment Effective Date, the USD Term Loans have been repaid in full.

The face value of the EUR Term Loans was €419.0 million as of both December 31, 2024 and 2023, respectively, converted using currency exchange rates as of those dates. As of the Amendment Effective Date, the EUR Term Loans have been repaid in full.

The Credit Facility required a principal payment with the net cash proceeds of certain events and up to 50% of excess cash flow (subject to reduction based on the achievement of specified net first lien leverage ratios). The Amended Credit Agreement requires a principal payment of the Term B-1 Loans with the net cash proceeds of certain events and of the Dollar Fixed Rate Term B-1 Loans with up to 50% of excess cash flow (subject to reduction based on the achievement of specified net first lien leverage ratios). No excess cash flow principal payment was required for the years ended December 31, 2024 and 2023 based on the net first lien leverage ratio.

The obligations under the Credit Facility were and the obligations under the Amended Credit Agreement continue to be secured by a first priority lien on substantially all of the loan parties' assets.

On February 2, 2023, the Company amended the then existing Credit Facility to replace LIBOR with Adjusted Term SOFR on the USD Term Loans effective from the start of the next interest period thereafter. For the USD Term Loans, the interest rate for base rate loans was 3.50% plus the greater of the prime rate in effect, the NYFRB Rate plus 0.5% or the Adjusted Term SOFR rate for a one-month interest period plus 1.0%. The interest rate for Term Benchmark loans with respect to the USD Term Loans was the sum of the applicable rate of 4.50%, plus the Adjusted Term SOFR rate. The Adjusted Term SOFR rate was the greater of the Term SOFR rate for the applicable interest period plus 0.10% or 0.00%. The Term SOFR Rate for the applicable interest period, was the rate per annum published by the CME Term SOFR Administrator and identified by Administrative Agent as the forward-looking term rate based on SOFR at approximately 5:00 a.m. Chicago time, two U.S. Government Securities Business Days prior to the first day in such interest period. For the EUR Term Loans, the interest rate for loans was the sum of the applicable rate of 5.0%, plus the Adjusted Eurodollar rate. The Eurodollar rate was defined as the greater of the EURIBOR Screen rate per annum for deposits of Euro for the applicable interest period as of approximately 11:00 a.m. Brussels time two business days prior to the first day in such interest period, or 0.0%. The Adjusted Eurodollar rate was defined as the interest rate per annum (rounded upward, if necessary, to the next 1/16 of 1%), equal to the Eurodollar Rate for the interest period multiplied by the Statutory Reserve Rate. The USD Term loans had an average interest rate of 9.67%, 9.55% and 6.00% for the years ended December 31, 2024, 2023 and 2022, respectively. The EUR Term loans had an average interest rate of 8.64%, 8.21% and 5.27% for the years ended December 31, 2024, 2023 and 2022, respectively.

Debt issuance costs and discounts related to the Senior Notes and Term Loans are reported in the Consolidated Balance Sheet as a direct deduction from the face amount of the debt. These costs are amortized as a component of "Interest expense" in the Consolidated Statements of Operations utilizing the effective interest method. The Company was compliant with all debt covenants and obligations at December 31, 2024 and December 31, 2023.

On February 21, 2025, the Company entered into a Second Incremental Commitment Amendment and Third Amendment to Credit Agreement, which amended the existing credit agreement. See "*Note 23 — Subsequent Events*" for further details.

13. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into agreements that represent significant, enforceable and legally binding contractual obligations that are noncancelable without incurring a significant penalty. If a contract is cancelable with a penalty, the amount shown in the table below is the full contractual obligation, not the penalty, as the Company currently intends to fulfill each of these obligations.

Liabilities for uncertain tax positions are excluded from this table due to the uncertainty of the timing of the resolution of the underlying tax positions. At December 31, 2024, net uncertain tax positions were $22.3 million. The entire balance as of December 31, 2024 is non-current as the timing of resolution is uncertain and no portion of these liabilities is expected to be cash settled within the next 12 months.

Payments under purchase orders, certain sponsorships, donations and other commitments that are not enforceable and legally binding contractual obligations are also excluded from this table, as are payments, guaranteed and contingent, under employment contracts because they do not constitute purchase commitments.

The Company leases real estate under operating lease agreements that expire on various dates and does not anticipate any difficulties in renewing those leases that expire within the next several years or in leasing other space or hosting facilities, if required. The Company enters into unconditional purchase obligations related to contracts for cloud-based services, infrastructure and other business services as well as minimum royalty guarantees in connection with certain content licenses. The future minimum payments under debt obligations, non-cancelable operating leases and other purchase obligations are as follows as of December 31, 2024 (in thousands):

	Years ended December 31,						
	2025	2026	2027	2028	2029	Thereafter	Total
USD Term Loans and EUR Term loans[1]:							
Principal payments	$ —	$1,014,390	$ —	$ —	$ —	$ —	$ 1,014,390
Interest payments[2]	82,633	10,986	—	—	—	—	93,619
Senior Notes:							
Principal payments	—	—	300,000	—	—	—	300,000
Interest payments	29,250	29,250	14,625	—	—	—	73,125
Revolver commitment fee	545	—	—	—	—	—	545
Operating lease payments on facilities leases	13,682	8,319	6,984	6,057	5,678	11,895	52,615
Minimum royalty guarantee payments to content suppliers	42,494	26,576	13,665	12,869	5,515	4,484	105,603
Technology purchase commitments	8,742	4,817	412	—	—	—	13,971
Other commitments	3,871	477	—	—	—	—	4,348
Total commitments	$ 181,217	$1,094,815	$ 335,686	$ 18,926	$ 11,193	$ 16,379	$ 1,658,217

[1] Excludes the effects of debt refinanced in the first quarter of 2025.
[2] These are estimated payments based on interest rate curves valued as of December 31, 2024. Rates used for the EUR Term Loans are 7.1% for 2025 and 6.8% for 2026. Rates used for the USD Term Loans are 8.7% for 2025 and 8.5% for 2026.

Offsetting operating lease payments will be approximately $5.0 million and $1.2 million in receipts for subleased facilities through 2025 and 2026, respectively. Offsetting the minimum royalty guarantee payments to content suppliers will be approximately $2.0 million in minimum guaranteed receipts from content suppliers through 2025.

Contingencies

The Company indemnifies certain customers from claims related to alleged infringements of the intellectual property rights of third parties or misappropriation of publicity or personality rights of third parties, such as claims arising from copyright infringement or failure to secure model and property releases for images the Company licenses if such a release is required. The standard terms of these indemnifications require the Company to defend those claims upon notice and pay related damages, if any. The Company typically mitigates this risk by requiring all uses of licenses to be within the scope of the license, securing all necessary model and property releases for imagery for which the Company holds the copyright, and by contractually requiring contributing photographers and other imagery

partners to do the same prior to submitting any imagery to the Company and by limiting damages/liability in certain circumstances. Additionally, the Company requires all contributors and image partners, as well as potential acquisition targets to warrant that the content licensed to or purchased by the Company does not and shall not infringe upon or misappropriate the rights of third parties. The Company requires contributing photographers, other imagery partners and sellers of businesses or image collections that Getty Images has purchased to indemnify the Company in certain circumstances where a claim arises in relation to an image they have provided or sold to the Company. Imagery Partners are typically required to carry insurance policies for losses related to such claims and individual contributors are encouraged to carry such policies and the Company itself has insurance policies to cover litigation costs for such claims. The Company will record liabilities for these indemnifications if and when such claims are probable and the range of possible payments and available recourse from imagery partners can be assessed, as applicable. Historically, the exposure to such claims has been immaterial, as were the recorded liabilities for intellectual property infringement at December 31, 2024 or 2023.

In the ordinary course of business, the Company enters into certain types of agreements that contingently require the Company to indemnify counterparties against third-party claims. These may include:

- agreements with vendors and suppliers, under which the Company may indemnify them against claims arising from Getty Images' use of their products or services;
- agreements with customers other than those licensing images, under which the Company may indemnify them against claims arising from their use of Getty Images' products or services;
- agreements with agents, delegates and distributors, under which the Company may indemnify them against claims arising from their distribution of Getty Images' products or services;
- real estate and equipment leases, under which the Company may indemnify lessors against third-party claims relating to use of their property;
- agreements with directors and officers, under which the Company indemnifies them to the full extent allowed by Delaware law against claims relating to their service to Getty Images;
- agreements with purchasers of businesses Getty Images has sold, under which Getty Images may indemnify the purchasers against claims arising from the Company's operation of the businesses prior to sale; and
- agreements with initial purchasers and underwriters of the Company's debt securities, under which Getty Images indemnifies them against claims relating to their participation in the Transactions.

The nature and terms of these indemnifications vary from contract to contract, and generally a maximum obligation is not stated. Because management does not believe a material liability is probable, no related liabilities were recorded at December 31, 2024 or 2023.

The Company previously issued 20,700,000 public warrants, which were governed by a Warrant Agreement, dated August 4, 2020 (the "Warrant Agreement") and redeemed by the Company in October 2022. In late 2022 and early 2023, the Company was named as a defendant in two lawsuits filed by former public warrant holders in the United States District Court for the Southern District of New York, related to the Warrant Agreement: Alta Partners, LLC v. Getty Images Holdings, Inc., Case No. 1:22-cv-08916 (filed October 19, 2022), and CRCM Institutional Master Fund (BVI) LTD, et al. v. Getty Images Holdings, Inc., Case No. 1:23-cv-01074 (filed February 8, 2023) (together, the "Initial Warrant Litigation"). Alta Partners, LLC ("Alta") and the CRCM Institutional Master Fund (BVI), LTD parties ("CRCM" and together with Alta, the "Plaintiffs") generally alleged that the Company had breached the Warrant Agreement by purportedly refusing to permit warrant holders to exercise the public warrants beginning thirty days after the July 2022 business combination pursuant to which the Company became a public company closed and issue shares of the Company's common stock in respect of the warrant exercises on the basis of the Company's Form S-4 registration statement that had been filed and declared effective by the SEC in connection with the business combination, and alternative claims for violations of federal securities laws, including claims under the Securities Act of 1933 and/or the Securities Exchange Act of 1934. The Plaintiffs sought, among other things, an award of money damages measured by the difference between the market price of the Company's common stock on the purported exercise date less the $11.50 exercise price of the warrant multiplied by the number of public warrants each Plaintiff purported to exercise, or would have sought to exercise, on the exercise date. On February 17, 2023, the Court consolidated the actions for purposes of discovery. The Company filed answers to the complaints, and discovery closed on August 28, 2023. On September 11, 2023, all parties filed cross-motions for summary judgment. On October 27, 2023, the Court issued its decision on the cross-motions for summary judgment and entered judgment in favor of Plaintiffs on their breach of contract claims and, in accordance with Plaintiffs' calculations, awarded damages in the amount of $36.9 million for Alta with respect to 2,066,371 public warrants that it owned as of the purported exercise date and $51.0 million for CRCM with respect to 3,010,764 public warrants that they owned as of the purported exercise date, plus, in each case, pre-judgment interest of 9% per annum. The Court entered judgment in favor of the Company on all other claims asserted by Plaintiffs including a similar breach of contract claim by Alta with respect to

11,593,149 public warrants that Alta had purchased in the open market after the date on which it had purported to exercise warrants and before the warrants were redeemed by the Company, and for which Alta sought the same per warrant money damages. The Company has appealed the portion of the Court's judgment in favor of Plaintiffs and intends to continue to defend itself vigorously. Alta has cross-appealed the portion of the Court's judgment in favor of the Company with respect to the later-acquired public warrants. The appeals have been fully briefed and the United States Court of Appeals for the Second Circuit heard oral argument on January 22, 2025, and the appeal is sub judice. In 2023, the Company recorded a loss on litigation relating to this matter based on the criteria under ASC 450 - Contingencies ("ASC 450").

The Company has been named as a defendant in fourteen additional lawsuits by purported former public warrant holders alleging to have owned approximately 4.2 million public warrants in the aggregate (collectively, the "Follow-On Warrant Litigation"). Two of these additional suits were filed in the United States District Court for the Southern District of New York, Daniel Berner v. Getty Images Holdings, Inc., Case No. 1:24-cv-04483-JSR (filed June 11, 2024), and James Lapp v. Getty Images Holdings, Inc., Case No. 1: 24-cv-05129-JSR (filed July 5, 2024) (the "Berner/Lapp Actions") and were pending before the same Judge that decided the Initial Warrant Litigation. These complaints generally allege breaches of the Warrant Agreement, and Berner has plead an alternative claim for violation of federal securities laws. The Court entered an order dismissing Berner's alternative claims for violation of federal securities laws, and the Company filed answers to the complaints with respect to plaintiffs' contract claims. The Plaintiffs in the Berner/Lapp Actions have argued that these matters are substantially similar to the Initial Warrant Litigation, and that the decision (including the method for calculating damages, which the Company disputes) reached in the Initial Warrant Litigation should be binding on the Company in the Berner/Lapp Actions. The federal court has consolidated the Berner/Lapp Actions for all pretrial purposes and entered a schedule, which included a hearing on motions for summary judgment on December 20, 2024. Following the summary judgement hearing, on January 27, 2025, the Court issued a bottom-line order in the Berner/ Lapp Actions granting summary judgement to plaintiffs Berner and Lapp reciting that "[a]n Opinion explaining the reasons for this ruling will issue in due course, at which time judgment will be entered." As of the date of this filing, no Opinion or judgment has been issued. If the Judge applies the same damages calculation as the Initial Warrant Litigation, the damages are expected to be approximately $6.2 million plus interest. The Company expects that it will appeal the Opinion and judgment. Based on the criteria under ASC 450, the Company has included this amount in the total litigation reserve.

The other twelve additional suits since the Initial Warrant Litigation have been filed in the New York State Supreme Court, New York County: CSS, LLC v. Getty Images Holdings, Inc., Index No. 653527/2024 (filed July 12, 2024); Walleye Manager Opportunities LLC et. al. v. Getty Images Holdings, Inc., Index No. 653528/2024 (filed July 12, 2024); Funicular Funds LP v. Getty Images Holdings, Inc., Index No. 653410/2024 (filed July 5, 2024); MPF Broadway Convexity Fund I, LP et. al. v. Getty Images Holdings, Inc., Index No. 653411/2024 (filed July 5, 2024), LMR Multi-Strategy Master Fund Limited et al. v. Getty Images Holdings, Inc., Index No. 654963/2024 (filed September 20, 2024); Jordan Flannery v. Getty Images Holdings, Inc., Index No. 654961/2024 (filed September 20, 2024); Bi-Directional Disequilibrium Fund, L.P. et al. v. Getty Images Holdings, Inc., Index No. 654960/2024 (filed September 20, 2024); Holland v. Getty Images Holdings, Inc., Index No. 655746/2024 (filed October 29, 2024); Hunsicker v. Getty Images Holdings, Inc., Index. No. 655911/2024 (filed November 7, 2024); Dasher, et al. v. Getty Images Holdings, Inc., Index No. 655913/2024 (filed November 7, 2024); Parker v. Getty Images Holdings, Inc., Index No. 659240/2024 (filed November 22, 2024); Highbridge Tactical Credit Master Fund L.P et. al. v. Getty Images Holdings, Inc., Index No. 650402/2025 (filed January 21, 2025) (the "NY State Actions"). The NY State Actions generally allege breaches of the Warrant Agreement and seek an award of money damages, and the plaintiffs in these actions could seek, and the courts could award, money damages per warrant that are less than, equal to or greater than the per warrant money damages awarded in the Initial Warrant Litigation. The Company's response to the complaints filed in the NY State Actions are not yet due. It is possible that additional purported former warrant holders of the Company could bring additional lawsuits against the Company, its directors or officers, alleging substantially similar claims, or new or different claims relating to the public warrants. The Company intends to defend itself vigorously in the Initial Warrant Litigation, the Follow-on Warrant Litigation and any future actions and is unable to estimate any potential additional loss or range of loss that may result from the ultimate resolution of these matters, which could be material to the Company's business, financial condition, results of operations and cash flows. As of December 31, 2024, we had a remaining insurance recovery receivable related thereto of approximately $45.0 million, with related litigation reserves of $111.0 million.

Getty Images (US), Inc. is a plaintiff in a lawsuit filed in the United States District Court for the District of Delaware against Stability AI, Inc., Stability AI, Ltd. and Stability AI US Services Corp. The case, Getty Images (US), Inc. v. Stability AI, Inc., Case No. 1:23-cv-00135-JHL, arises out of the defendant's alleged unauthorized reproduction of approximately 12.0 million in images from Getty Images' websites, along with the accompanying captions and associated metadata, and use of the copied content in connection with various iterations of Stability AI's generative

artificial intelligence model known as Stable Diffusion. Getty Images (US), Inc. has asserted claims for copyright infringement; falsification of copyright management information; trademark infringement; unfair competition; trademark dilution; and deceptive trade practices. Getty Images (US), Inc. seeks, among other things, monetary damages and injunctive relief. The case was originally filed on February 3, 2023 against Stability AI, Inc., and an Amended Complaint adding Stability AI, Ltd. as a defendant was filed on March 29, 2023. On May 2, 2023, the defendants moved to dismiss or, in the alternative, to transfer the case to the Northern District of California. The defendants' motion was premised on their contention that Stability AI, Ltd. is not subject to personal jurisdiction in Delaware. Getty Images served jurisdictional discovery requests on Defendants on May 12, 2023, and the parties agreed to extend Getty Images (US), Inc.'s time to respond to the motion to dismiss while the parties engage in discovery relating to the defendants' activities within Delaware and other states in the U.S. On January 26, 2024, the court dismissed the defendants' motion to dismiss without prejudice with leave to re-file upon the completion of jurisdictional discovery. Following substantial completion of jurisdictional discovery, Getty Images (US), Inc. filed an unopposed motion for leave to file a Second Amended Complaint, which was granted on July 8, 2024. The Second Amended Complaint added Stability AI US Services Corporation as a third defendant. On July 29, 2024, the defendants filed a renewed motion to dismiss premised on their contention that Stability AI, Ltd. is not subject to personal jurisdiction in Delaware and also filed a motion to transfer the case to the Northern District of California. The motion has been fully briefed and is still pending a decision by the Court. No case schedule has been set.

Arising out of similar alleged facts, Getty Images (US), Inc., Getty Images International U.C., Getty Images (UK) Limited, Getty Images Devco UK Limited and iStockphoto LP are Claimants in proceedings issued in the High Court of England & Wales against Stability AI Limited on January 16, 2023, claim number IL2023-000007, which, together with the Particulars of Claim (the Claimants' statement of case) were served on the defendant on May 12, 2023. The Claimants assert claims for copyright infringement, infringement of database rights, trademark infringement and passing off and seeks, amongst other things, monetary damages, injunctive relief and legal costs. In June 2023, Stability filed a motion to strike certain portions of the claim and grant summary judgment on various claims made by Getty Images including the claim for secondary infringement of copyright. The court conducted a hearing on the issues in October 2023.

Following the hearing, the Judge gave judgment and issued an order denying Stability's motion in its entirety and granted costs to Getty Images. The order became final and public in late January 2024. Stability requested permission to appeal against the decision not to grant summary judgment on the secondary infringement claim but that request was refused in July 2024. The case schedule was set in July 2024 for the next stages of the litigation, including exchange of the trial witness evidence, disclosure and amendments to the parties' claims or defense. The parties have now substantially completed the evidence and disclosure phases and the next key phase will be the service of expert reports. The Court has held several hearings to address procedural issues, which will be ongoing through late March 2025. A trial date has been set for early June 2025 in the High Court in London and is estimated to last about four weeks.

The Company has made certain litigation reserves in respect of the Initial and Follow-On Warrant Litigation in the Consolidated Statements of Operations. Although the Company cannot be certain of the outcome of any litigation or the disposition of any claims, or the amount of damages and exposure, if any, that the Company could incur, the Company does not currently believe that a material loss arising from the final disposition of existing matters is probable. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot determine with certainty the ultimate outcome of any such litigation or proceedings. If the final resolution of any such litigation or proceedings is unfavorable, our financial condition, results of operations and cash flows could be materially affected. Further, in the ordinary course of business, the Company is also subject to periodic threats of lawsuits, investigations and claims. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

The Company has open tax audits in various jurisdictions and some of these jurisdictions require taxpayers to pay assessed taxes in advance or at the time of appealing such assessments. One such jurisdiction is Canada, where one of the Company's subsidiaries, iStockphoto ULC, received tax assessments from the Canada Revenue Agency ("CRA") asserting additional tax is due. The position taken by the CRA is related to the transactions between iStockphoto ULC and other affiliates within the Getty Images group for the 2015 Canadian income tax return filed. The Company believes the CRA position lacks merit and intends to vigorously contest these assessments through the appeal process, including engaging with the U.S. Competent Authority.

As part of the appeal process in Canada, the Company may be required to pay a portion of the assessment amount, which the Company estimates could be up to $17.4 million. Such required payment is not an admission that

the Company believes it is subject to such taxes. The Company believes it is more likely than not it will prevail on appeal, however, if the CRA were to be successful in the appeal process, the Company estimates the maximum potential outcome could be up to $25.3 million.

14. REVENUE

The Company distributes its content and services offerings through three primary products:

Creative —Creative is comprised of royalty-free ("RF") photos, illustrations, vectors, videos, and generative AI-services that are released for commercial use and cover a wide variety of commercial, conceptual, and contemporary subjects, including lifestyle, business, science, health, wellness, beauty, sports, transportation and travel. This content is available for immediate use by a wide range of customers with depth, breadth, and quality, allowing our customers to produce impactful websites, digital media, social media, marketing campaigns, corporate collateral, textbooks, movies, television and online video content relevant to their target geographies and audiences. We primarily source Creative content from a broad network of professional, semi-professional, and amateur creators, many exclusive to Getty Images. We have a global creative insights team dedicated to providing briefing and art direction to our exclusive contributor community.

Editorial — Editorial is comprised of photos and videos covering the world of entertainment, sports and news. We combine contemporary coverage of events around the globe with one of the largest privately held archives globally with access to images to the beginning of photography. We invest in a dedicated editorial team which includes 110 staff photographers and videographers to generate our own coverage in addition to coverage from our network of content partners

Other — The Company offers a range of additional products and services to deepen the customer relationships, enhance customer loyalty and create additional differentiation in the market. These additional products and services currently include music licensing, digital asset management and distribution services, print sales and data licensing.

The following table summarizes the Company's revenue by product (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Creative	$ 552,828	$ 578,727	$ 585,398
Editorial	345,932	320,643	325,779
Other	40,527	17,185	15,067
Total Revenue	$ 939,287	$ 916,555	$ 926,244

The December 31, 2024 deferred revenue balance will be earned as content is downloaded, services are provided or upon the expiration of subscription-based products, and nearly all is expected to be earned within the next twelve months. During the year ended December 31, 2024, the Company recognized revenue of $145.4 million that had been included in deferred revenue as of January 1, 2024.

15. REDEEMABLE PREFERRED STOCK

Under its second amended and restated certificate of incorporation, Legacy Getty was authorized to issue up to 900,000 shares of series A preferred stock (the "Redeemable Preferred Stock") with a par value of $0.01 per share. In conjunction with the Business Combination discussed in "*Note 3 — Business Combination*", the previously outstanding Legacy Getty Redeemable Preferred Stock was redeemed in full during the year ended December 31, 2022 through a combination of a cash payment of approximately $615.0 million and 15,000,000 shares of the Company's Class A common stock with a fair value at issuance of $140.2 million.

Dividends declared and issued totaled $43.2 million (38,109 shares) for the year ended December 31, 2022. Redeemable Preferred Stock dividends were included in the Statements of Redeemable Preferred Stock and Stockholders' Equity as a detriment to common stockholders and a benefit to Redeemable Preferred stockholders. Such dividends are also included as an adjustment to net income (loss) attributable to Getty Images Holdings, Inc. See "*Note 22 — Net (Loss) Income Attributable to Common Stockholders*".

Per the terms of the Redeemable Preferred Stock, the Company elected to early redeem outstanding shares of Redeemable Preferred Stock at a premium. The redemption amount upon the Closing date was equal to (i) the liquidation value multiplied by (ii) the redemption percentage, which was 105%. The Company recognized a $26.7 million increase in the redemption value immediately prior to the Closing. These changes were affected by charges against paid-in capital as the Company was in a retained deficit prior to the Business Combination.

16. STOCKHOLDERS' EQUITY

Common Stock — Upon the closing of the Business Combination, the Company's certificate of incorporation was amended and restated to, among other things, increase the total number of authorized shares of all classes of capital stock to 2,006,140,000 shares, $0.0001 par value per share, of which, 2,000,000,000 shares are designated as Class A common stock, 5,140,000 shares are designated as Class B common stock, and 1,000,000 shares are designated as preferred stock.

Each holder of Class A common stock is entitled to one vote for each share on all matters properly submitted to a vote, including the election of directors. Class A Stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Holders of shares of Class A common stock are entitled to dividends, if any, as may be declared from time-to-time by the Board out of legally available funds. Holders of Class A common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Class A common stock.

Except as otherwise required by law, no holder of Class B common stock is entitled to any voting rights with respect to Class B common stock. If entitled to vote by law, each holder of Class B common stock is entitled to one vote per share. Holders of shares of Class B common stock are entitled to receive dividends, if any, as may be declared from time-to-time by the Board out of legally available funds, contingent upon the occurrence of a conversion into Class A common stock, as discussed below. The holders of shares of Class B common stock shall not be entitled to receive any assets of the Company in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. Holders of Class B common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Class B common stock.

In connection with the Business Combination, 2,570,000 shares of Class B common stock were designated as Series B-1 common stock and 2,570,000 shares of Class B common stock were designated Series B-2 common stock. The Series B-1 common stock and Series B-2 common stock would automatically vest and convert into shares of Class A common stock if (i) the volume weighted average price of the shares of the Company's Class A common stock over any 20 trading days within any 30 consecutive trading day period was greater than or equal to $12.50 and $15.00, respectively, or (ii) if there was a change of control of the Company that would result in the holders of shares of the Company's Class A common stock receiving a price per share equal to or in excess of $12.50 and $15.00, respectively.

In August 2022, the Series B-1 common stock and Series B-2 common stock automatically converted into 5,140,000 shares of Class A common stock. See "*Note 5 — Common Stock Warrants*" for further details.

In August 2022, the Earn-Out Shares issued in connection with the Business Combination vested and 58,999,956 shares of Class A common stock were issued.

17. EQUITY-BASED COMPENSATION

Equity-based compensation expense is recorded in "Selling, general and administrative expenses" in the Consolidated Statements of Operations, net of estimated forfeitures. The Company recognized equity-based compensation - net of estimated forfeitures of $24.0 million, $40.6 million, and $9.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. The Company capitalized $2.2 million, $3.0 million and $0.3 million of stock-based compensation expense associated with the cost of developing internal-use software during the year ended December 31, 2024, 2023 and 2022, respectively.

Prior to the Business Combination, certain employees of the Company were granted equity awards under Legacy Getty's Amended and Restated 2012 Equity Incentive Plan of the Parent ("Legacy Getty 2012 Plan"). Upon closing of the Business Combination, awards under the Legacy Getty 2012 Plan were converted at the Exchange Ratio, and the Company's Board of Directors approved the Getty Images Holdings, Inc. 2022 Equity Incentive Plan ("2022 Plan"). The 2022 Plan provides for the grant of stock options, including incentive stock options and nonqualified stock

options, stock appreciation rights, restricted stock, dividend equivalents, restricted stock units ("RSU"), performance restricted stock units ("PSU"), and other stock or cash-based awards. Equity-based awards generally vest over three or four years. Under the 2022 Plan, up to 51,104,577 shares of Class A common stock are reserved for issuance, of which 6,243,088 are available to be issued as of December 31, 2024.

Stock Options

The following tables presents a summary of the Company's stock option activity for the year ended December 31, 2024 (in thousands except weighted average data and years):

	Number of awards	Weighted Average Exercise Price	Remaining Average Contractual Life (in Years)
Outstanding - December 31, 2023	27,791	3.45	5.12
Granted	—	—	
Exercised	(2,017)	2.88	
Pre-vesting forfeitures	(44)	5.79	
Post-vesting cancellations	(131)	4.99	
Outstanding - December 31, 2024	25,599	3.48	4.22
Exercisable - December 31, 2024	23,997 $	3.30	3.97
Vested and expected to vest after December 31, 2024	25,597 $	3.48	4.22

Intrinsic value of stock options is calculated as the excess of market price of the Company's common stock over the strike price of the stock options, multiplied by the number of stock options. The intrinsic value of the Company's stock options is as follows (in thousands):

	December 31,			
	2024		2023	
Stock options outstanding	$	104	$	56,534
Stock options exercisable	$	104	$	54,944
Stock options vested and expected to vest	$	104	$	56,502

The intrinsic value of stock options exercised for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 was approximately $1.9 million, $14.9 million and $14.8 million, respectively.

No stock options were granted during the year ended December 31, 2024. The weighted-average grant-date fair value of stock options, the valuation model used to estimate the fair value, and the assumptions input into that model, for awards granted were as follows:

	Year Ended December 31,	
	2023	2022
Weighted average grant date fair value per award	$ 2.20	$ 3.17
Valuation model used	Black-Scholes	Black-Scholes
Expected award price volatility	50 %	50 %
Risk-free rate of return	3.70 %	4.15 %
Expected life of awards	5.89 years	5.7 years
Expected rate of dividends	None	None

The stock volatility assumption for award-based compensation is based on historical volatilities of the common stock of several public companies with characteristics similar to those of the Company since the Company's common stock has only been trading in the public market for a short period of time.

The risk-free rate of return represents the implied yield available during the month the award was granted for a U.S. Treasury zero-coupon security issued with a term equal to the expected life of the awards.

The expected life is measured from the grant date and is based on the simplified method calculation.

As of December 31, 2024 there was $3.4 million of total unrecognized compensation expense related to outstanding stock options, which the Company expects to recognize over a weighted average period of approximately 1.2 years. During the years ended December 31, 2024, 2023 and 2022, the fair value of stock options that vested was $4.9 million, $3.8 million, and $7.9 million, respectively.

Restricted Stock Units

The following table presents a summary of RSU activity (in thousands except weighted average data):

	Number of awards		Weighted Average Grant-Date Fair Value
Outstanding — December 31, 2023	5,644	$	5.12
Granted	3,097	$	3.49
Vested	(2,909)	$	5.06
Cancelled	(405)	$	5.15
Outstanding - December 31, 2024	5,427	$	4.21

As of December 31, 2024, the total unrecognized compensation expense related to RSUs is approximately $21.5 million, which is expected to be recognized over a weighted average period of approximately 1.82 years.

Performance Stock Units

The following table presents a summary of PSU activity (in thousands except weighted average data):

	Number of awards		Weighted Average Grant-Date Fair Value
Outstanding — December 31, 2023[1]	921	$	4.77
Granted	1,361	$	4.35
Vested	—	$	—
Cancelled	(963)	$	4.78
Outstanding - December 31, 2024	1,319	$	4.34

[1] Prior year amount has been reclassified to conform to the current year presentation.

The number of units subject to future vesting is based on annual Company achieved factors, such as Revenue growth and Adjusted EBITDA less Capital Expenditures growth. Unvested units are expected to vest at the determination date of March 20, 2025, and expense recognized is adjusted quarterly for expected achievement. In addition to the granted shares in the table above, the Company issued an incremental 1.24 million PSUs that will have an accounting grant date in future periods upon achieved factors being set. PSU achievement is at the discretion of the Compensation Committee of the Board of Directors.

Earn Out Plan

The Getty Images Holdings, Inc. Earn Out Plan ("Earn Out Plan") provides for the grant of RSUs, which generally vest upon grant. Under the Earn Out Plan, up to 6.0 million shares of Class A common stock are reserved for issuance, of which 20,856 shares are available to be issued as of December 31, 2024.

	Number of awards		Weighted Average Grant-Date Fair Value
Outstanding — December 31, 2023	—	$	—
Granted	1,411	$	4.37
Vested	(1,411)	$	(4.37)
Cancelled		$	—
Outstanding — December 31, 2024	—	$	—

As of December 31, 2024, there is no unrecognized compensation expense related to RSUs granted from the Earn Out Plan, as all RSUs were fully vested upon grant.

Employee Stock Purchase Plan

The Getty Images Holdings, Inc. 2022 Employee Stock Purchase Plan ("ESPP") provides for shares of Class A common stock to be purchased by eligible employees at six months intervals at 85% of the fair market value of the stock on either the first or last trading day of each six months period, whichever is lower. Eligible employees are allowed to contribute up to 10% of their compensation. The Company's first six months period under the ESPP began on June 1, 2023. Under the ESPP, up to 5.0 million shares of Class A common stock are reserved for issuance, of which all 3.5 million shares are available to be issued as of December 31, 2024.

18. **DEFINED CONTRIBUTION EMPLOYEE BENEFIT PLANS**

The Company sponsors defined contribution retirement plans in which the majority of employees are able to participate.

The Company sponsors one defined contribution plan in the U.S., a 401(k) plan, in which all U.S. employees over 18 years of age are auto-enrolled unless they opt-out. The Company matches 100% of participant contributions, up to the first 4% of each participant's eligible compensation (generally including salary, bonuses and commissions), not to exceed the Internal Revenue Service per person annual limitations. Additionally, the Company sponsors one defined contribution pension plan in the U.K. Employees who contribute a minimum of 3% of their eligible compensation (generally including salary, bonuses, and commissions), generally receive a Company contribution of 5% of eligible compensation. Lastly, the Company also has a group registered retirement savings plan (RRSP) for employees in Canada. The Company matches dollar-for-dollar up to 3% of base salary. Employee contributions are deducted on a pre- tax basis and they may begin participating after 3 months of service.

The Company's contributions to these plans and other defined contribution plans worldwide totaled $8.8 million, $7.8 million and $7.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. These contributions were recorded as "Selling, general and administrative expenses" in the Consolidated Statements of Operations.

19. **LEASES**

The Company's leases relate primarily to office facilities that expire on various dates from 2025 through 2034, some of which include one or more options to renew. All of the Company's leases are classified as operating leases. Operating leases are included in "Right of use assets" in the consolidated balance sheets. Current portion of the lease liabilities are included in "Accrued expenses" and non-current portion of lease liabilities are included in "Lease liabilities" in the consolidated balance sheets. Operating lease costs, including insignificant costs related to short-term leases, were $8.4 million, $8.9 million and $10.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Additional information related to the Company's leases as of and for the years ended December 31, 2024 and 2023, are as follows (in thousands, except for the lease term and discount rate):

	As of December 31, 2024		As of December 31, 2023	
Right of use asset	$	32,453	$	41,098
Lease liabilities, current		11,252		9,780
Lease liabilities, non-current		29,034		39,858
Total lease liabilities	$	40,286	$	49,638
Weighted average remaining lease term		5.3 years		5.9 years
Weighted average discount rate		5.7 %		5.7 %
Cash paid for amounts included in lease liabilities	$	12,359	$	13,391
Right of use asset obtained in exchange for lease obligations	$	727	$	2,591

Maturities of lease liabilities as of December 31, 2024 were as follows (in thousands):

Year ended December 31,		
2025	$	12,150
2026		6,691
2027		5,215
2028		4,262
2029		3,938
Thereafter		18,493
Total undiscounted lease payments		50,749
Less: imputed interest		(10,463)
Total lease liabilities	$	40,286

Due to hybrid working arrangements, the Company has continued to assess its office needs and subleased several office locations during the year ended December 31, 2024 and 2023. These agreements were considered to be operating leases. The Company has not been legally released from the primary obligations under the original leases and therefore the Company continues to account for the original lease separately. The Company recorded no ROU asset impairment charge for the year ended December 31, 2024 and $314 thousand for the year ended December 31, 2023, which was the amount by which the carrying value of the lease ROU assets exceeded the fair values. Estimates of the fair values are based on the discounted cash flows of estimated net rental income for the office spaces subleased. The ROU asset impairment charge is included in "Other operating (income) expense - net" on the Consolidated Statement of Operations. Rent income from the sublessees is included in the Consolidated Statement of Operations on a straight-line basis as an offset to rent expense associated with the original operating lease included in "Selling, general and administrative expenses" on the Consolidated Statement of Operations.

20. INCOME TAXES

The components of income (loss) before income taxes are as follows (in thousands):

	Year Ended December 31,					
	2024		2023		2022	
United States	$	20,850	$	(67,496)	$	(95,489)
Foreign		66,105		40,591		61,972
Income (loss) before income taxes	$	86,955	$	(26,905)	$	(33,517)

The components of income tax expense (benefit) are as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Current:			
United States	$ 22,965	$ 26,720	$ 20,652
Foreign	17,611	1,823	9,487
Total current income tax expense (benefit)	40,576	28,543	30,139
Deferred:			
United States	3,943	(15,169)	13,356
Foreign	2,964	(59,856)	631
Total deferred income tax expense (benefit)	6,907	(75,025)	13,987
Total provision for income tax expense	$ 47,483	$ (46,482)	$ 44,126

The items accounting for the difference between income taxes computed at the U.S. federal statutory rate and the effective income tax rate are as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Federal income tax expense (benefit) at the statutory rate	$ 18,274	$ (5,651)	$ (7,039)
Effect of:			
State taxes, net of federal benefit	3,369	(1,736)	(3,092)
Tax impact of foreign earnings and losses	16,440	11,524	11,453
Stock-based compensation	2,657	3,633	2,230
Nondeductible net loss on fair value adjustment for warrant liabilities	—	—	34,659
Valuation allowance	(3,656)	(49,425)	12,223
Tax credits	11,449	(5,284)	(6,852)
Other, net	(1,050)	457	544
Income tax expense (benefit)	$ 47,483	$ (46,482)	$ 44,126

Uncertain Tax Positions

The Company follows the provisions of accounting for uncertainty in income taxes. This guidance clarifies the accounting for uncertainty in income taxes recognized in the consolidated financial statements and prescribes a recognition threshold of more likely than not and a measurement attribute on all tax positions taken or expected to be taken in a tax return for their recognition in the financial statements.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,					
	2024		**2023**		**2022**	
Uncertain tax benefits, beginning of year	$	20,155	$	28,967	$	33,425
Gross increase to tax positions related to prior years		—		338		31
Gross decrease to tax positions related to prior years		(1,457)		(36)		(1,109)
Gross increase to tax positions related to the current year		2,953		2,036		675
Gross decrease to tax positions related to the current year		—		—		—
Settlements		—		(4,636)		—
Lapse of statute of limitations		(5,235)		(6,514)		(4,055)
Uncertain tax benefits, end of year	$	16,416	$	20,155	$	28,967

As of December 31, 2024, the Company had $16.4 million of gross unrecognized tax benefits, of which $16.4 million, if fully recognized, would affect the Company's effective tax rate. The timing of resolution for these liabilities is uncertain. The resolution of these items may result in additional or reduced income tax expense. Possible releases of liabilities due to expirations of statutes of limitations will have the effect of decreasing the Company's income tax expense and the effective tax rate, if and when they occur. Although the timing of resolution and/or closure of tax audits cannot be predicted with certainty, the Company believes it is reasonably possible that approximately $3.7 million of its reserves for uncertain tax positions may be released in the next 12 months.

The Company recognizes interest and penalties related to liabilities for uncertain tax positions in income tax expense in the Consolidated Statements of Operations. Interest and penalties were $2.2 million, $3.5 million, and $0.9 million for the years ended December 31, 2024, 2023, and 2022, respectively. The Company has recognized total accrued interest and penalties of approximately $6.7 million, $8.9 million, and $12.4 million as of December 31, 2024, 2023, and 2022, respectively, relating to uncertain tax positions.

The Company conducts business globally and, as a result, the Company and its subsidiaries file income tax returns in the U.S., including various states, and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The tax years 2021 and forward are open for U.S. federal income tax matters. The tax years 2018 and forward are open for U.S. state income tax matters. With few exceptions, foreign tax filings are open for years 2012 and subsequent years. As of December 31, 2024, the Company is currently undergoing audit examinations for tax years 2018 through 2021 by the New York State Department of Taxation, for tax years 2012 through 2016 by the Canada Revenue Agency, and for tax years 2015 through 2021 by Irish Revenue.

Deferred Taxes and Valuation Allowances

The Company follows authoritative guidance for accounting for income taxes, which requires the Company to reduce deferred tax by a valuation allowance if, based on the weight of all available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all available evidence for the realizability of U.S. deferred tax assets, the Company provided a valuation allowance of $145.9 million and $148.9 million for the years ended December 31, 2024 and December 31, 2023, respectively. In future periods, the Company will evaluate the positive and negative evidence available at the time in order to support its analysis for a valuation allowance, and as a result the Company may release its valuation allowance in part, or in total, when it becomes more likely than not that the deferred tax assets will be realized.

Deferred tax assets, liabilities and valuation allowance are as follows (in thousands):

	December 31,	
	2024	**2023**
Deferred tax assets		
Income tax attributes	$ 240,182	$ 242,234
Accrued liabilities and reserves	27,600	18,874
Operating lease liabilities	7,060	9,077
Prepaid expenses	—	—
Stock-based compensation expense	5,388	5,893
Other	1,003	855
Gross deferred tax assets	281,233	276,933
Less valuation allowance	(164,322)	(168,185)
Total deferred tax assets	116,911	108,748
Deferred tax liabilities		
Amortization and depreciation	(53,012)	(44,932)
Operating lease assets	(5,707)	(7,598)
Prepaid expenses	(2,738)	(3,667)
Unrealized foreign exchange gains/losses	(14,949)	(3,587)
Other[1]	(897)	(1,144)
Net deferred tax liabilities, net of valuation allowance	$ 39,608	$ 47,820

[1] Prior year amount has been reclassified to conform to the current year presentation. Previously reported balance is included in the Foreign exchange gain (loss) - net line item above.

The deferred tax assets at December 31, 2024, with respect to net operating loss carryforwards and expiration periods are as follows (in thousands):

	Deferred Tax Assets	Net Operating Loss Carryforwards
United States, expiring between 2024 and 2043	$ 8,694	$ 124,310
Foreign, expiring between 2024 and 2044	16,114	64,331
Foreign, indefinite	54,705	425,945
Total	$ 79,513	$ 614,586

The following is information pertaining to U.S. federal tax credits at December 31, 2024, as well as the expiration periods (in thousands):

	Tax Credits
United States, federal tax credit carryforwards:	
Foreign tax credits, expiring between 2024 and 2034	$ 26,242
Total	$ 26,242

The components of our net deferred taxes at the reported balance sheet dates are primarily comprised of amounts relating to net operating loss carryforwards, accrued assets and liabilities, and depreciable and amortizable assets.

21. SEGMENT AND GEOGRAPHIC INFORMATION

Getty Images is a preeminent global visual content creator and marketplace that offers a full range of content solutions to meet the needs of customers around the globe. Through Getty Images, iStock, and Unsplash brands, websites and APIs, the Company distributes content and service offerings through three primary product lines: Creative, Editorial, and Other.

As of December 31, 2024, 2023 and 2022, the Company identified one operating and reportable segment for purposes of allocating resources and evaluating financial performance. The Company determines its reportable segment primarily based on the management of the business on a consolidated basis rather than by product, as this information is not how the CODM oversees the business.

As part of its financial management practices, the Company conducts an annual budgeting process and regularly reviews forecasted and actual financial results. The Chief Executive Officer, who serves as the Company's CODM, uses these forecast and actual results to manage the business. The metric most closely aligned with U.S. GAAP, utilized by the CODM to assess financial performance, guide strategic planning, and allocate resources for the reportable segment is net income.

The Company does not have intra-entity sales or transfers. Asset information on a segment basis is not different than that presented in the consolidated balance sheets.

Segment Financial Information

Certain financial information for the Company's segment, including significant expenses that are used by the CODM to assess the business performance and other segment expense items are listed below:

(In thousands)	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue	$ 939,287	$ 916,555	$ 926,244
Less:			
Significant segment expense items[1]:			
Cost of revenue (exclusive of depreciation and amortization)	253,068	250,249	254,990
Adjusted Selling, general & administrative expenses[2]	338,804	316,350	310,475
Marketing costs	47,144	48,514	55,815
Other segment items[3]	119,466	173,770	102,931
Segment income from operations	180,805	127,672	202,033
Interest expense	(131,408)	(126,884)	(117,229)
Other non-operating income (expense)[4]	37,558	(27,693)	(118,321)
Segment income (loss) before income taxes	86,955	(26,905)	(33,517)
Income tax (expense) benefit	(47,483)	46,482	(44,126)
Segment net income (loss)	39,472	19,577	(77,643)
Reconciliation of segment profit or loss	—	—	—
Consolidated net income (loss)	39,472	19,577	(77,643)

[1] The significant segment expense items are expense information that is regularly provided to the CODM.
[2] Total Selling, general and administrative expenses, excluding Marketing costs and Equity compensation expenses.
[3] Includes Depreciation, Amortization, Other operating expense (income) - net, Loss on litigation, Recovery of loss on litigation, and Equity compensation expenses.
[4] Other segment non-operating income (expense) includes (Loss) gain on fair value adjustment for swaps – net, Foreign exchange gain (loss) – net, Loss on extinguishment of debt, Net loss on fair value adjustment for warrant liabilities and Other non-operating income - net.

See "*Note 14 — Revenue*" for a breakdown of revenue by product.

Geographic Financial Information

The following represents the Company's geographic revenue based on customer location (in thousands):

	December 31,		
	2024	2023	2022
Americas	$ 535,723	$ 515,374	$ 525,775
Europe, the Middle East, and Africa	302,745	298,589	293,673
Asia-Pacific	100,819	102,592	106,796
Total Revenues	$ 939,287	$ 916,555	$ 926,244

Included in Americas is the United States, which comprises approximately 52.0%, 51.2% and 51.7% of total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Included in Europe, the Middle East, and Africa is the United Kingdom, which accounts for approximately 10.7%, 11.1% and 10.4% of total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. No other country accounts for more than 10% of the Company's revenue in any period presented.

The Company's long-lived tangible assets were located as follows (in thousands):

	December 31,	
	2024	2023
Americas	$ 93,667	$ 89,728
Europe, the Middle East, and Africa	83,169	89,164
Asia-Pacific	456	487
Total long-lived tangible assets	$ 177,292	$ 179,379

Included in Americas is the United States, which comprises 47.0% and 45.2% of total long-lived tangible assets as of December 31, 2024 and 2023, respectively. Included in Europe, the Middle East, and Africa is Ireland, which comprises 39.9% and 42.8% of total long-lived tangible assets as of December 31, 2024 and 2023, respectively.

22. NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table sets forth the computation of basic and diluted (loss) income per share of Class A common stock (amounts in thousands, except share and per share amounts):

	Year end December 31,		
	2024	2023	2022
NET INCOME (LOSS)	$ 39,472	$ 19,577	$ (77,643)
Less:			
Net income (loss) attributable to noncontrolling interest	(61)	238	(89)
Premium on early redemption of Redeemable Preferred Stock	—	—	26,678
Redeemable Preferred Stock dividend	—	—	43,218
NET INCOME (LOSS) ATTRIBUTABLE TO GETTY IMAGES HOLDINGS, INC. - Basic	$ 39,533	$ 19,339	$ (147,450)
Weighted-average Class A common stock outstanding:			
Basic	409,144,863	399,037,805	276,942,660
Effect of dilutive securities	5,725,938	12,457,220	—
Diluted	414,870,801	411,495,025	276,942,660
Net income (loss) per share of Class A common stock attributable to Getty Images Holdings, Inc. common stockholders:			
Basic	$ 0.10	$ 0.05	$ (0.53)
Diluted	$ 0.10	$ 0.05	$ (0.53)

The following are excluded from the computation of diluted net income per share of Class A common stock as their effect would have been anti-dilutive:

	December 31,		
	2024	2023	2022
Common stock options	5,173,148	4,424,674	29,934,987
Restricted stock units	5,325,324	2,335,684	4,367,413
	10,498,472	6,760,358	34,302,400

23. SUBSEQUENT EVENTS

Merger Agreement with Shutterstock

On January 6, 2025, Getty Images entered into an Agreement and Plan of Merger (the "Merger Agreement") to combine in a merger-of-equals transaction with Shutterstock, Inc. ("Shutterstock") (such transaction referred to herein as the "Merger"). Subject to terms and conditions in the Merger Agreement, the aggregate consideration to be paid by Getty Images in respect of the outstanding shares of common stock of Shutterstock will be:

- An amount in cash equal to the product of $9.50 multiplied by the number of shares of Shutterstock common stock outstanding immediately prior to the transaction close (including vested Shutterstock restricted stock units and performance stock units) (the "Total Cash Amount"); and

- A number of shares of Getty Images common stock equal to the product of 9.17 multiplied by the number of shares of Shutterstock common stock outstanding immediately prior to the transaction close (including vested Shutterstock restricted stock units and performance stock units) (the "Total Stock Amount").

Each of the Total Cash Amount and the Total Stock Amount will be fixed as of immediately prior to closing of the Merger. Therefore, cash elections will be subject to proration if cash elections are oversubscribed and stock elections will be subject to proration if stock elections are oversubscribed.

Each holder of Shutterstock common stock immediately prior to the transaction close will have the option to receive, subject to proration, for each share of Shutterstock common stock held by such holder:

- Cash consideration of $9.50 and 9.17 shares of Getty Images common stock;

- Cash consideration of $28.8487; or

- 13.67237 shares of Getty Images common stock.

Following the close of the transaction, Getty Images stockholders will own approximately 54.7% and Shutterstock stockholders will own approximately 45.3% of the combined company on a fully diluted basis. The transaction is subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals, the approval of Getty Images and Shutterstock stockholders and other customary closing conditions.

Through December 31, 2024, Getty Images has expensed $4.1 million of legal, accounting, and direct costs related to this proposed Merger in "*Other operating expenses (income) – net*" on the consolidated balance sheets.

On January 28, 2025, Getty Images filed its Premerger Notification and Report Form under the HSR Act ("HSR Filing"). On February 27, 2025 Getty Images withdrew its HSR Filing and refiled it on March 3, 2025. The waiting period under the HSR Act will expire at 11:59 pm on April 2, 2025, unless earlier terminated or otherwise extended.

Refinancing Amendment

On February 21, 2025 (the "Amendment Effective Date"), Abe Investment Holdings, Inc., a Delaware corporation (the "Parent Borrower"), and Getty Images, Inc., a Delaware corporation (the "Getty Borrower", and together with the Parent Borrower, the "Borrowers"), which are subsidiaries of Getty Images, entered into the Second Incremental Commitment Amendment and Third Amendment to Credit Agreement (the "Refinancing Amendment"), which amended their existing credit agreement, dated as of February 19, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified prior to the Amendment Effective Date, the "Existing Credit Agreement" and as amended by the Refinancing Amendment, the "Amended Credit Agreement"). The Refinancing Amendment, among other things, provided for (i) a new tranche of senior secured fixed rate incremental term loans denominated in U.S. Dollars in an aggregate principal amount of $580.0 million (the "Dollar Fixed Rate Term B-1 Loans") and (ii) a new tranche of senior secured term loans denominated in Euros in an aggregate principal amount of €440.0 million (the "Euro Term B-1 Loans" and together with the Dollar Fixed Rate Term B-1 Loans, the "Term B-1 Loans"). The proceeds of the Term B-1 Loans were used to refinance in full all outstanding term loans under the Existing Credit Agreement. The Term B-1 Loans will mature on February 21, 2030; provided that, if more than $25.0 million of the Borrowers' existing senior unsecured notes or refinancing indebtedness in respect thereof remain outstanding with a maturity date earlier than the date that is 91 days after February 21, 2030, then the maturity of the Euro Term B-1 Loans shall spring to the date that is 91 days prior to the maturity of such senior unsecured notes or refinancing indebtedness in respect thereof.

The Dollar Fixed Rate Term B-1 Loans will accrue interest at an initial fixed rate of 11.25% per annum (the "Initial Fixed Rate"), which will step-up to 12.25% per annum on May 14, 2025 and 13.25% per annum (the "Maximum Fixed Rate") on August 14, 2025; provided that, if the Borrowers (i) commence a Permitted Debt Exchange Offer (as defined in the Amended Credit Agreement) and (ii) either (x) consummate such Permitted Debt Exchange (as defined in the Amended Credit Agreement) or (y) if no lenders elect to exchange their Dollar Fixed Rate Term B-1 Loans, permit the full election period set forth in the definitive documentation for such Permitted Debt Exchange Offer to expire, in each case, with respect to the Dollar Fixed Term B-1 Loans on or before December 31, 2025, then the interest rate shall be the Initial Fixed Rate at all times thereafter; provided further that, if such first Permitted Debt Exchange is consummated after December 31, 2025, then the interest shall be the Maximum Fixed Rate at all times thereafter. The Dollar Fixed Rate Term B-1 Loans shall be due and payable at maturity.

The Euro Term B-1 Loans will accrue interest at the Adjusted Eurodollar Rate (as defined in the Amended Credit Agreement and based on EURIBOR) plus 6.00% per annum. The Euro Term B-1 Loans will amortize at 5.0% per annum, payable in equal quarterly installments beginning on June 30, 2025.

With respect to the Dollar Fixed Rate Term B-1 Loans, any optional prepayment or mandatory prepayment as a result of incurring refinancing debt on or prior to the fourth anniversary of the Amendment Effective Date will be subject to

a prepayment premium equal to (i) if such prepayment is made prior to the second anniversary of the Amendment Effective Date, a make-whole amount constituting the applicable Initial Prepayment Premium (as defined in the Amended Credit Agreement), (ii) if such prepayment is made on or after the second anniversary of the Amendment Effective Date but prior to the third anniversary of the Amendment Effective Date, 5.625% of the principal amount of the Dollar Fixed Rate Term B-1 Loans prepaid and (iii) if such prepayment is made on or after the third anniversary of the Amendment Effective Date but prior to the fourth anniversary of the Amendment Effective Date, 2.813% of the principal amount of the Dollar Fixed Rate Term B-1 Loans prepaid. With respect to the Euro Term B-1 Loans, any optional prepayment or mandatory prepayment as a result of incurring refinancing debt on or prior to the second anniversary of the Amendment Effective Date will be subject to a prepayment premium equal to (i) if such prepayment is made prior to the first anniversary of the Amendment Effective Date, a make-whole amount constituting the applicable Initial Prepayment Premium and (ii) if such prepayment is made on or after the first anniversary of the Amendment Effective Date but prior to the second anniversary of the Amendment Effective Date, 1.00% of the principal amount of the Euro Term B-1 Loans prepaid. Any prepayment of Term B-1 Loans in connection with a Permitted Debt Exchange shall not be subject to any prepayment premium.

[This page intentionally left blank]